Confidential draft submitted on October 14, 2025
This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MOTIVE TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	7373	46-2330361
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1355 Market Street, 11th Floor
San Francisco, California 94103
(855) 434-3564
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Shoaib Makani
Chief Executive Officer and Co-Founder
Motive Technologies, Inc.
1355 Market Street, 11th Floor
San Francisco, California 94103
(855) 434-3564
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Michael A. Brown Katherine K. Duncan Ran D. Ben-Tzur Chelsea Anderson Fenwick & West LLP 555 California Street, 12th Floor San Francisco, California 94104 (415) 875-2300	Shu White Chief Legal Officer Aaron Hou Vice President, Legal Motive Technologies, Inc. 1355 Market Street, 11th Floor San Francisco, California 94103 (855) 434-3564	Dave Peinsipp Jon Avina Denny Won Milson C. Yu Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, California 94111 (415) 693-2000
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated          , 2025
Preliminary prospectus
           shares
Class A common stock
This is an initial public offering of shares of Class A common stock by Motive Technologies, Inc. We are offering            shares of our Class A common stock to be sold in this offering, and the selling stockholders identified in this prospectus are offering            shares of our Class A common stock. The initial public offering price is expected to be between $      and $      per share.
Prior to this offering, there has been no public market for our Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock by any of the selling stockholders. We intend to apply to list our Class A common stock on            under the symbol “FOMO,” and this offering is contingent upon obtaining such approval.
Upon the closing of this offering, we will have two authorized series of common stock: our Class A common stock, which is entitled to one vote per share, and our Class B common stock, which is entitled to 20 votes per share. Holders of our common stock will generally vote together as a single class on all matters, unless otherwise required by law or our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering. Shares of our Class B common stock are convertible into shares of our Class A common stock on a one-for-one basis at the option of the holder. In addition, shares of our Class B common stock will automatically convert into shares of our Class A common stock on a one-for-one basis upon any transfer, except for permitted transfers described in our amended and restated certificate of incorporation, and in certain other circumstances. Our Class B common stock, which will be held by Shoaib Makani, our co-founder, Chief Executive Officer, and a member of our board of directors, will represent approximately      % of the total voting power of our outstanding capital stock following this offering (or approximately      % of the total voting power of our outstanding capital stock if the underwriters exercise their option to purchase additional shares in full). As a result, following this offering, Mr. Makani will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction.
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements in this prospectus and may elect to do so in future filings.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Motive Technologies, Inc., before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$
(1)See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days to purchase up to            additional shares of our Class A common stock.
Investing in our Class A common stock involves a high degree of risk. See the section titled “Risk factors” beginning on page 24.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on or about           , 2025.

J.P. Morgan	Citigroup	Barclays	Jefferies
          , 2025

Explanatory note
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited consolidated financial statements as of and for the six months ended June 30, 2025 and 2024, because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before publicly filing the registration statement.
i

Through and including           , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders, nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock offered hereby only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of our Class A common stock. Our business, operating results, and financial condition may have changed since that date.
For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
Unless otherwise indicated, the terms “Motive,” the “company,” “we,” “us,” and “our” refer to Motive Technologies, Inc. and our subsidiaries.
ii

Prospectus summary
The following summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. You should carefully read this prospectus in its entirety before investing in our Class A common stock, including the sections titled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and “Special note regarding forward-looking statements,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
Our mission
Our mission is to empower the people who run physical operations with tools to make their work safer, more productive, and more profitable.
Our business
Motive is at the forefront of the transformation of the physical economy. For the first time ever, organizations that power the physical economy can connect and automate their operations end to end. Our Integrated Operations Platform enables these organizations to manage their workers, vehicles, equipment, and spend in one system. Powered by artificial intelligence (“AI”) purpose-built for physical operations, our platform provides our customers with visibility and control and automates mission-critical workflows. The result is safer, more productive, and more profitable operations for the organizations that adopt our platform.
In 2024, the physical economy generated over $50 trillion in annual economic output and comprised approximately 50% of global gross domestic product (“GDP”),1 spanning industries and verticals like construction, oil and gas, trucking and logistics, manufacturing, agriculture, and the public sector, among others. Despite its scale, the physical economy has been underserved from a technology and innovation perspective relative to the knowledge economy.
Unlike the knowledge economy, which is natively connected, the physical economy runs on vehicles and equipment that are largely unconnected and workers that operate on the road or in the field. In addition to these structural challenges, organizations in the physical economy are confronted with growing safety risks, declining labor force participation, and continuously rising input costs. Existing offerings have failed to help organizations overcome these challenges due to the fragmented nature of such offerings and their lack of AI capabilities, resulting in siloed data, technical complexity, and limited automation.
We purpose-built our Integrated Operations Platform to address the challenges of the physical economy. Our platform offers a suite of products, including Driver Safety, Fleet Management, Equipment Monitoring, Spend Management, Workforce Management, and AI Vision. These six products are enabled by our Physical Operations Graph, which serves as the foundational data layer and single source of truth for our customers’ physical operations. Our Physical Operations Graph connects and unifies multi-source data across workers, vehicles, equipment, and spend and helps our customers eliminate data silos, enabling cross-domain insights, integrated workflow automation, and advanced AI-powered analytics.
Underpinning our Integrated Operations Platform is our AI system, engineered to meet the demanding accuracy requirements of mission-critical physical operations that have little tolerance for false positives. Our AI architecture is defined by a full stack system, including proprietary hardware, large volumes of high-quality annotated data, purpose-built AI models created by our team of highly-skilled AI engineers, and low-latency validation of model outputs to eliminate false positives. This design allows us to offer a wide breadth of AI models with industry-leading precision and recall. We believe this approach is differentiated and makes it possible to deliver a highly reliable experience for our customers.
1 According to estimates from the World Bank and a third-party report.

The key strength of our AI system is its recursive improvement capability. Across our Physical Operations Graph, more than one million vehicles and assets contribute to a vast and continuously growing data corpus. This data is labeled with high accuracy by a team of approximately 400 full-time data annotators who process tens of millions of events annually. This output is used to train our models, which are further refined with low-latency validation. As these models are deployed into production, they generate additional data that expands our training sets and continuously improves model performance over time. This cycle of recursive improvement compounds, reinforcing our AI advantage.
Our Integrated Operations Platform enables our customers to transform the safety of their workforce, the productivity of their workers and assets, and the profitability of their operations. Since January 1, 2023, we estimate that our platform helped prevent over 170,000 accidents, saved 1,500 lives, and in 2024, delivered over $175 million in fuel and fraud savings to our customers. On average, customers that used our AI Dashcam reduced collisions by 80%, and some saved approximately 20% on insurance premiums and up to 10.8 hours per week managing vehicle or asset repairs and downtime.2
As of December 31, 2024, we had nearly 100,000 customers that operated across over a dozen industries and verticals, including construction, oil and gas, trucking and logistics, manufacturing, agriculture, and the public sector, among others. Within each industry, our ability to partner with larger and more complex customers has been a key growth driver of our business. As of December 31, 2023 and 2024, we had 6,942 and 8,204 customers, respectively, with an annualized recurring run-rate (“ARR”) of greater than $7,500 (“Core Customers”) and 234 and 349 customers, respectively, with an ARR of greater than $100,000 (“Large Customers”). As of December 31, 2023 and 2024, our Core Customers had a net dollar retention rate (“NDR”) of 109%, while our Large Customers had an NDR of 125%.
We have achieved rapid growth and significant scale since our founding in 2013. In 2023 and 2024, our revenue was $310 million and $370 million, respectively, and our ARR as of December 31, 2023 and 2024 was $338 million and $417 million, respectively, representing a 19% year-over-year growth in revenue and a 23% year-over-year growth in ARR. As of December 31, 2024, our Core Customers and Large Customers represented approximately 68% and 30% of our total ARR, respectively. Our loss from operations for 2023 and 2024 was $89 million and $112 million, respectively, and our non-GAAP loss from operations for 2023 and 2024 was $75 million and $82 million, respectively. We generated net losses of $109 million and $153 million in 2023 and 2024, respectively. Our loss from operations, non-GAAP loss from operations and net loss in recent periods reflect our continued investment in our business and our large market opportunity.
For definitions and additional information about ARR, NDR, and non-GAAP loss from operations, see the sections titled “Management’s discussion and analysis of financial condition and results of operations—Key business metrics—Annualized recurring run-rate,” “Management’s discussion and analysis of financial condition and results of operations—Key factors affecting our performance—Expansion with existing customers,” and “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP financial measures,” respectively.
Industry background
Over the last two decades, technological advances in cloud computing, mobile, and AI created the foundation for significant productivity growth. The knowledge economy adopted these new technologies rapidly, which in turn drove outsized productivity gains and substantial economic growth. Despite its scale, the physical economy has been underserved from a technology and innovation perspective, with less than 30% of global venture capital funding since 2015 directed to companies innovating for the physical economy, and the physical economy is still in the early stages of adopting these technologies.
Unlike the knowledge economy, which is natively connected, the physical economy runs on vehicles and equipment that are largely unconnected and workers that operate on the road or in the field. In addition to
2 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.

these structural challenges, organizations in the physical economy are confronted with growing safety risks, declining labor force participation, and continuously rising input costs.
Growing safety risks
In the physical economy, workers face growing safety risks driven by both workforce dynamics and complex operating environments. An aging labor force, longer hours, and proliferating distractions contribute to higher fatigue and reduced attentiveness. Meanwhile, roads have become less safe due to the increased prevalence of cellphone use, speeding, and aggressive driving behavior. From 2014 to 2023, the number of fatal crashes involving large trucks surged by 43%. Safety incidents endanger lives, carry significant reputational risk for organizations, and drive up insurance premiums, legal liabilities, and workforce turnover. All of these factors make it more difficult and expensive for organizations to operate in the physical economy.
Declining labor force participation
Labor force participation has fallen consistently over the past several decades, with the U.S. labor force participation rate declining over 5% from its peak in 2000. Several industries within the physical economy saw more pronounced declines in their labor force. Retirement among experienced workers coupled with the rising difficulty of attracting younger talent has created shortages in the manufacturing sector. In addition, annual turnover rates of transportation, warehousing, and utilities workers are up to 51% per year, exacerbating the problems associated with a critical shortage of skilled labor. Persistent labor shortages and high turnover have left organizations grappling with lost revenue and operational uncertainty.
Continuously rising input costs
Organizations in the physical economy are facing continuously rising input costs on already thin margins. In industries such as construction and transportation, profit margins are often in the single-digit percentages, with fuel, insurance, and maintenance accounting for a substantial portion of the costs. Since 2000, fuel prices in the United States have risen 113%, compared to 82% inflation for the same period. At the same time, nuclear verdicts have driven sustained upward pressure on insurance premiums, with commercial trucking insurance premiums rising approximately 40% over the past decade, according to the American Transportation Research Institute. These factors, combined with labor force participation declines, are severely constraining margins and, in some cases, threatening the long-term survival of operators in the physical economy.
Stricter regulatory environment
Organizations face mounting regulatory oversight related to safety, environmental standards, and labor practices. Non-compliance can result in significant fines, legal actions, and reputational damage. In the United States, hours-of-service violations can cost up to $19,000 in fines per incident and environmental non-compliance fines can be up to $50,000 per day. Outside the United States, organizations often face stricter environmental and sustainability mandates, such as carbon pricing schemes, low-emission vehicle requirements, and fuel content regulations, which can add significant compliance costs and operational complexity.
Key limitations of existing offerings
Existing offerings have failed to help organizations overcome these challenges due to the fragmented nature of such offerings and their lack of AI capabilities, resulting in siloed data, technical complexity, and limited automation.
•Data silos limit operational visibility. Without a single platform to integrate critical operational data such as vehicle and equipment telematics, maintenance history, safety incidents, and spend data, organizations are forced to operate in silos, limiting visibility to identify inefficiencies or detect emerging risks. This fragmentation prevents organizations from making informed decisions and creates inefficiencies such as underutilized equipment, reactive maintenance, and wasteful fuel spend, ultimately driving higher operational costs.
•Point solutions compound technical complexity. Decades of reliance on point solutions has resulted in a patchwork of narrowly focused tools that do not integrate with each other, requiring organizations to manage disconnected workflows and multiple vendors. Attempting to integrate point solutions introduces unnecessary technical complexity, increases IT and administrative burden, and results in higher operating expenses.
•Inability to deliver high-accuracy AI. Existing offerings claiming AI capabilities suffer from limited breadth and poor accuracy because they are unable to aggregate sufficient training data, do not label the data effectively, and lack domain expertise, and thus cannot deliver on high-accuracy AI models that meet the demands of physical operations. These offerings generate high rates of false positives or fail to detect all events, burdening customers who are forced to review and manually validate the output of these AI models. As a result, organizations are unable to drive decisions with confidence or automate workflows at scale, limiting the effectiveness of these offerings.
Our AI-powered Integrated Operations Platform
Our Integrated Operations Platform is purpose-built to address the challenges of the physical economy. Our platform offers a suite of products, including Driver Safety, Fleet Management, Equipment Monitoring, Spend Management, Workforce Management, and AI Vision. These six products are enabled by our Physical Operations Graph, which serves as the foundational data layer and single source of truth for our customers’ physical operations. Our Physical Operations Graph connects and unifies multi-source data across workers, vehicles, equipment, and spend and helps our customers eliminate data silos, enabling cross-domain insights, integrated workflow automation, and advanced AI-powered analytics.
We offer the following products within our Integrated Operations Platform:
•Driver Safety. Our Driver Safety product uses the industry’s most accurate AI Dashcam to monitor and protect drivers and gives safety managers the tools to prevent accidents and reduce risk. On average, customers that used our AI Dashcam reduced collisions by 80% and accident-related costs by 20%.3 We launched our Driver Safety product in 2018.
3 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.

•Fleet Management. Our Fleet Management product provides visibility into the location, utilization, and health of vehicles and automates major operational workflows for fleet managers, dispatchers, and maintenance teams. Customers spent up to 50% less time on tracking vehicles and assets and saved up to 20% in annual costs due to efficient fuel and maintenance management after adopting our Fleet Management product based on our internal studies. We launched our Fleet Management product in 2013.
•Equipment Monitoring. Our Equipment Monitoring product provides visibility into the location, utilization, and health of equipment and automates major operational workflows for equipment managers, dispatchers, and maintenance teams. We launched our Equipment Monitoring product in 2019.
•Spend Management. Our Spend Management product gives finance and operations teams complete control over fleet-related spend. By natively integrating vehicle telematics and Motive Card payments data, our customers can reduce fraud, enforce spend policies, and access discounts through the Motive partner network. Since January 1, 2024, Spend Management customers have saved more than 8% of their total fleet-related spend due to fraud and suspicious spend detection and Motive partner network discounts. We launched our Spend Management product with our Motive Card in 2022.
•Workforce Management. Our integrated Workforce Management product helps organizations reduce administrative burden and elevate employee performance. Our customers can manage qualification documents, time tracking, and employee training, and deliver personalized coaching to improve performance. We launched our Workforce Management product in 2024.
•AI Vision. Our AI Vision product is a general-purpose computer vision system for physical operations, with the ability to develop and deploy tailor-made AI models for industry-specific use cases. Customers can leverage AI Vision to solve a wide range of operational challenges spanning service verification, worksite safety, cargo security, passenger monitoring, and more. We launched our AI Vision product in 2024.
Our approach to AI
Our approach to AI is the core reason why our solutions are so valuable to organizations in the physical economy.
The value of our AI to customers is ultimately defined by its high degree of accuracy, which means achieving both high precision and high recall. High precision means that false alerts are not generated or occur at a minimal rate, while high recall means that true events are detected and surfaced to customers. Accuracy is critical in areas such as accident detection, unsafe behavior monitoring, and service verification, where errors can directly affect people’s lives and jobs. Too many false alerts cause customers to lose trust in the system’s usefulness, while too many missed detections reduce the system’s ability to improve safety, operational efficiency, and profitability. For our customers and their employees, the accuracy of our AI solutions is essential.
Our AI system is engineered to meet the demanding accuracy requirements of mission-critical physical operations that have little tolerance for false positives. Our AI architecture is defined by a full stack system, including proprietary hardware, large volumes of high-quality annotated data, purpose-built AI models created by our team of highly-skilled AI engineers, and low-latency validation of model outputs to eliminate false positives. This design allows us to offer a wide breadth of AI models with industry-leading precision and recall. We believe this approach is differentiated and makes it possible to deliver a highly reliable experience for our customers.
Proprietary hardware is integral to data quality and model performance and our ability to deliver new features over time. Devices such as our AI Dashcam and Vehicle Gateway are built with advanced silicon optimized for sensor fusion and running small neural networks. We use our perception engine to combine the output of those models with input from the vehicle and other onboards sensors, and feed the combined results into our analysis engine, allowing us to generate accurate alerts and enable real-time intervention. These devices are purpose-built to operate in harsh environments and constrained power conditions, capturing high-fidelity, multimodal data, including video, audio, telematics, GPS, and vehicle diagnostics. Our hardware is designed to improve over time through regular model and software updates.
Our AI model development and evaluation practices are built by our team of highly-skilled AI engineers and approximately 400 full-time data annotators as of December 31, 2024. Low-latency validation ensures model outputs align with operational realities, with events quickly reviewed and false positives proactively eliminated. This process establishes a feedback loop that constantly improves model accuracy. Industry benchmarks confirm that our models implemented in our AI Dashcam achieve high true positive rates relative to industry peers.4 This means nearly flawless event detection and monitoring for our customers and a continuous fast-paced training loop for improving and releasing new models. Today, our Driver Safety AI models monitor more than 15 unsafe behaviors, and we plan to expand coverage over time. While we continue to make our existing models more accurate, our AI engineers are also focused on building new models to further serve our customers’ needs.
Our AI technology advantage is grounded in three key differentiators: the scale and network effect of our operational data, our deep domain expertise, and our low-latency validation process. Through significant investments in people, processes, and pipelines, we have built a reserve of petabytes of real-world, multimodal data including video, audio, telematics, and sensor data, allowing our models to reach a high accuracy threshold quickly and expand to new AI use cases. Our technological advantage is further strengthened by our deep domain expertise, institutional memory, and years of hard-won understanding about how risk manifests in the physical world. This enables our models to not only recognize events, but understand nuanced context, address the long tail of rare but critical edge cases, and account for the constraints of physical operations. This knowledge has been built from embedding with our customers across industries and learning from millions of safety-critical scenarios over time. Our low-latency validation process is powered by a global team of data annotators working in tandem with our models. This human-AI feedback loop ensures our AI system rapidly validates predictions, corrects errors, and adapts to edge-cases quickly, completing the feedback loop to enable the recursive improvement of our AI. For a discussion of risks associated with our recursive improvement capabilities, see the section titled
4 Based on reports we commissioned by Strategy Analytics, Inc. (later acquired by TechInsights Inc.) in 2022 and the Virginia Tech Transportation Institute in 2023.

“Risk factors—Risks related to our business and industry—Our significant investment in AI initiatives and use of AI to power our platform exposes us to risk, which could adversely affect our reputation, business, operating results, and financial condition.”
Examples of how our approach to AI allows us to solve challenging use cases include:
•Unsafe parking, or “sitting duck” scenarios, represent some of the most dangerous events for drivers and are among the hardest to detect accurately. A vehicle pulled over on the side of a freeway due to mechanical failure can seem deceptively similar to a vehicle stopped in traffic in the rightmost lane next to the shoulder, or vehicles legally parked at rest stops by the highway. GPS data alone is insufficient for reliable detection. A location resolution of five meters can cause a legal stop to be confused with dangerous ones. Addressing this problem requires more than just computer vision and location; it demands accurate perception, precise localization, and deep contextual understanding. Our system integrates all three: rich multimodal data, deep domain expertise, and low-latency validation of edge cases. This reflects not only an engineering challenge, but a domain challenge, and we have addressed it at scale.
•Driver fatigue is one of the most complex and high-stakes problems in driver safety. Unlike discrete safety events, driver fatigue develops gradually and is often difficult to detect, as it manifests through subtle cues over time. By the time it becomes readily apparent, the risks to drivers and vehicles can already become substantial. Our Driver Fatigue Index combines micro-behaviors, like yawning, eye rubbing, stretching, and head droop, with patterns in driving dynamics such as late braking, swerving, inconsistent speed, and abnormal acceleration. These signals are noisy, brief, and often missed by traditional models. Detecting them at scale requires rich multimodal data, finely tuned models, and robust temporal fusion across driver-facing and road-facing cameras, telematics, and historical behavior, deep domain expertise in understanding how fatigue manifests differently across drivers, vehicles, and operating conditions, and continuous feedback loop from low-latency validation from annotators that confirms ambiguous signals in real time. Our strength lies in the ability to aggregate fragmented signals into a coherent fatigue risk profile, enabling earlier and more accurate detection before risks escalate.
Our approach to AI is designed for environments where worker safety and operational efficiency are paramount. Customers use our platform for decisions that have profound consequences: protecting lives, ensuring delivery of services, preventing theft and fraud, and mitigating liability. In these contexts, tolerance for AI errors such as false positives is exceedingly low. Our low-latency validation process, paired with proprietary hardware and comprehensive data from our Physical Operations Graph, enables the delivery of highly accurate, trustworthy AI that meets the demands of the physical economy.
Key benefits of our platform
Our Integrated Operations Platform delivers the following key benefits to our customers:
•Improve safety. Our AI-powered safety products create safer work environments. Our AI Dashcam detects unsafe behavior and alerts drivers in real time. Customers that used our AI Dashcam reduced collisions by 80% on average.5 Since January 1, 2023, we estimate that our platform helped prevent over 170,000 accidents and saved 1,500 lives.
•Enhance productivity. Our platform automates manual processes and optimizes equipment and asset utilization to increase operational productivity. For example, our Face Match capability automates the process of linking workers to the vehicles they operate, a task that traditionally requires manual effort. The automatic tracking of distance traveled and fuel purchased by jurisdiction enables our customers to seamlessly complete fuel tax reporting, and our customers report saving hundreds of hours of human review. On the equipment side, our platform automatically identifies equipment availability within geofenced locations, providing a real-time inventory view that helps planners spot
5 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.

gaps and redeploy assets for upcoming jobs, boosting operational efficiency and reducing downtime caused by missing or misplaced equipment. Based on our internal studies, customers spent up to 50% less time on manual paperwork and outdated processes and up to 50% less time tracking vehicles and assets.
•Increase profitability. Our platform increases profitability by reducing accidents, optimizing fuel usage, and reducing fraud. On average, customers that used our AI Dashcam reduced accident-related costs by 20%, and some saved approximately 20% on insurance premiums, in each case due to fewer collisions.6 In addition, our ability to combine vehicle telematics data with fuel purchase data allows us to detect fraud effectively with the Motive Card. We delivered an estimated $175 million in fuel and fraud savings to our customers in 2024. On average, we help our customers save approximately $3.4 million per year in accident, insurance, and fuel costs for every 1,000 vehicles they operate.
Our market opportunity
Our Integrated Operations Platform is designed to address the challenges of the physical economy, offering a suite of products, including Driver Safety, Fleet Management, Equipment Monitoring, Spend Management, Workforce Management, and AI Vision. The global market for our solution includes the United States, the European Union, the United Kingdom, and Latin America. We estimate our global market opportunity to be at least $187 billion, with significant opportunities across each of our product offerings.
Driver Safety and Fleet Management. We estimate the global opportunity for our Driver Safety and Fleet Management products to be approximately $60 billion.
Workforce Management. We estimate the global opportunity for our Workforce Management product to be approximately $23 billion.
Equipment Monitoring. We estimate the global opportunity for our Equipment Monitoring product to be approximately $28 billion.
Spend Management. We estimate the global opportunity for our Spend Management product to be approximately $30 billion.
AI Vision. We estimate the global opportunity for our AI Vision product to be approximately $46 billion.
Our customers
We serve a diverse set of customers across a broad range of industries and verticals, including construction, oil and gas, trucking and logistics, manufacturing, agriculture, and the public sector, among others. As of December 31, 2024, we had 8,204 Core Customers, which represented approximately 68% of our total ARR. The number of Core Customers increased by 18% between December 31, 2023 and December 31, 2024, and ARR from Core Customers increased by 39% over the same period.
6 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.

The chart below illustrates the percentage of our ARR by industry as of December 31, 2024, highlighting the breadth of our customer base across the physical economy:

ARR by industry
Trucking & Logistics
Delivery
Construction
Field Service
Oil & Gas
Retail & Wholesale
Passenger Transit
Manufacturing
Food & Beverage
Utilities
Agriculture
Waste & Recycling
Other
33%
12%
9%
9%
5%
4%
3%
3%
2%
2%
2%
1%
15%

We have experienced strong customer adoption of our products beyond the trucking and logistics industry, with ARR from industries outside of trucking and logistics representing 67% of our total ARR as of December 31, 2024, compared to 61% as of December 31, 2023. Our fastest growing verticals include construction, field service, and passenger transit.
We initially focused on addressing the needs of small and medium-sized businesses engaged in physical operations that had limited access to technology solutions to manage their workers, vehicles, equipment, and spend. We concentrated on refining our products, aiming to offer the best solution for these customers to improve their safety, productivity, and profitability. As our business grew, we began capturing larger organizations by strengthening our field sales capabilities and strategically scaling our go-to-market organization. We have achieved significant traction with these customers. As of December 31, 2023 and 2024, we had 234 and 349 Large Customers, respectively.
Our competitive strengths
We believe our competitive strengths, which allow us to deliver differentiated value to customers across the physical economy, include:
•The only platform that unifies safety, operations, and finance. Motive is the only platform that enables safety, operations, and finance teams to manage their workers, vehicles, equipment, and spend in one system. Our Integrated Operations Platform encompasses six primary products: Driver Safety, Fleet Management, Equipment Monitoring, Spend Management, Workforce Management, and AI Vision. By breaking down data silos and reducing technical complexity, our all-in-one platform gives customers insights that were previously fragmented or hard to uncover. This integrated approach also reduces friction in adoption of our platform and strengthens retention as customers see Motive as the system of record for their physical operations.

•Industry-leading AI. We are a leader in applying AI to physical operations. Our AI technology is defined by a full stack system, including proprietary edge hardware, large volumes of ground-truth data, purpose-built AI models created by our team of highly-skilled AI engineers, and low-latency validation of model outputs to eliminate false positives. Our low-latency validation process is powered by a global team of data annotators working in tandem with our models. The annotators in the human-AI feedback loop rapidly validate predictions, correct errors, and adapt the system to edge-cases quickly. This completes the feedback loop, which enables the recursive improvement of our AI. As our models are deployed into production, they generate additional data that expands our training sets and continuously improves model performance over time. We have built the industry’s most accurate AI Dashcam, currently monitoring more than 15 unsafe behaviors such as cellphone use, distraction, and close following, including models that are not offered by our competitors, such as unsafe parking and fatigue monitoring. According to a 2023 study we commissioned from the Virginia Tech Transportation Institute, our AI Dashcam successfully generated alerts for four unsafe driving behaviors between two and four times more often than the AI dashcam models from two competing dashcams. In addition to high accuracy, our AI models are designed for real-time alerting and coaching to prevent unsafe behaviors that may lead to accidents. This addresses safety issues without requiring manual review or manager-led coaching to achieve the outcome, enabling true scalability across large operations. Customers that used our AI Dashcam reduced collisions by 80% on average.7
•Fast time to value. We are focused on speed to value and delivering measurable returns to our customers, which includes fast implementation and high return-on-investment in the first year of use. For enterprise customers, the average implementation period of our Fleet Management product is 20% to 30% faster than our competitors, and they typically see a return on their investment within six months, up to 63% faster than our competitors. On average, customers that used our AI Dashcam reduced accident-related costs by 20%, and some saved approximately 20% on insurance premiums, in each case due to fewer collisions.8
•Exceptional customer experience. Our customers rely on us to solve mission-critical operational challenges. Our combination of exceptional technology and exceptional service yields exceptional outcomes for our customers. Our products are designed to be easy to deploy, reliable in operation, and intuitive to use. This is supported by our service model, which provides change management, installation, education, and subject matter expertise. Our approach fosters rapid adoption and high satisfaction, which enables strong retention and expansion across our customer base. As a testament to our focus on delivering a superior customer experience, we have earned G2’s top leader badges and placed first in G2’s 2025 Summer Report for Enterprise Fleet Management.
Our growth strategies
We aim to achieve continued growth through the following strategies:
Continuous product innovation
We intend to continue developing innovative products, guided by a company culture that is customer-centric and problem seeking.
We actively engage with customers to understand their needs, and when we identify challenges that are both meaningful and shared across our customer base, we move quickly to build solutions. For example, based on customer feedback, we recently developed an AI model for the waste industry to detect contamination by identifying non-compliant materials in collected waste. We were able to build a prototype within weeks for a solution that could potentially be applied across over 140,000 waste and recycling trucks in the United States. We translate customer needs into solutions with speed and scale,
7 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.
8 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.

and we intend to continue to invest in our research and development capabilities, including introducing new products to our platform for a wide range of use cases.
Expand our Core Customer base
We believe there remains a significant opportunity to further expand our Core Customer base. These organizations face complex operational challenges, but continue to rely on legacy offerings or nothing at all. We intend to capture this opportunity by continuing to invest in sales and marketing to drive adoption of our platform.
We will continue to target larger organizations that seek integrated solutions to manage their workers, vehicles, equipment, and spend in one system. As of December 31, 2023 and 2024, we had 6,942 and 8,204 Core Customers, respectively, and 234 and 349 Large Customers, respectively. We intend to continue to focus on increasing the number of our Core and Large Customers given their higher revenue potential and greater platform stickiness by growing our sales capacity and increasing our sales efficiency.
Deepen multi-product adoption
We intend to increase adoption of multiple products, at initial land and through cross-selling over time. As of December 31, 2024, approximately 88% of our Core Customers adopted two or more of our products.
We have experienced significant success in driving expansion with our existing customers. As of December 31, 2023 and 2024, our Core Customers had an NDR of 109%, and our Large Customers had an NDR of 125%, reflecting the strong expansion we have achieved within our customer base, particularly among our Large Customers. We plan to continue driving customer expansion by increasing multi-product adoption, especially by our Core and Large Customers.
Expand internationally
We view international expansion as a substantial long-term growth opportunity for our business. In 2024, our customers in the United States and Canada accounted for more than 99% of our revenue. We have begun building our international presence with sales operations in Mexico in 2024 and the United Kingdom in 2025. We intend to continue investing in and expanding our international operations, including localized product development and go-to-market capabilities, to serve customers in new geographies.
Risk factors summary
Our business is subject to numerous risks and uncertainties of which you should be aware before making a decision to invest in our Class A common stock. These risks, among others, are more fully described in the section titled “Risk factors” immediately following this prospectus summary. These risks include the following:
•We have experienced rapid growth which may not be indicative of our future growth, and if we do not effectively manage our future growth, our business, operating results, and financial condition may be adversely affected. Our rapid growth also makes it difficult to evaluate future prospects.
•We have a history of losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability. If we cannot achieve and sustain profitability, our business, operating results, and financial condition will be adversely affected.
•If we are unable to attract new customers or retain and increase adoption of our products and services by existing customers, we may not achieve the growth we expect, which would adversely affect our business, operating results, and financial condition.
•If we are not able to effectively introduce enhancements to our platform, including new offerings, features, and functionality, that achieve widespread market adoption, or keep pace with technological developments, our business, operating results, and financial condition could be adversely affected.

•Our significant investment in AI initiatives and use of AI to power our platform exposes us to risk, which could adversely affect our reputation, business, operating results, and financial condition.
•Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.
•Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense.
•We face intense competition and could lose market share to our competitors, which would adversely affect our business, operating results, and financial condition.
•We operate a global business that exposes us to risks associated with conducting business in multiple jurisdictions.
•Because we depend on several third-party manufacturers to build our devices, we are susceptible to manufacturing delays that could prevent us from shipping customer orders on time, if at all, and may result in the loss of sales and customers. Additionally, third-party manufacturing cost increases and changes in the geopolitical environment could result in lower gross margins.
•Security and privacy breaches may adversely impact our business, operating results, and financial condition.
•If our platform fails to perform properly, whether due to material defects with the hardware devices, platform software, or mobile applications, our reputation could be adversely affected, our market share could decline, and we could be subject to claims for returns, refunds, credits, damages, indemnity, or other forms of liability, including lawsuits.
•We rely on Shoaib Makani, our co-founder, Chief Executive Officer, and a member of our board of directors, other members of our management team, and other key employees and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to hire, integrate, train, manage, retain, and motivate qualified personnel, including members of our board of directors, could harm our business.
•Failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could enable others to copy or use aspects of our platform without compensating us, which could harm our brand, business, operating results, and financial condition.
•Third parties have claimed and may claim that our platform infringes, misappropriates, or otherwise violates their intellectual property rights and such claims could be time-consuming or costly to defend or settle, result in the loss of significant rights, or harm our relationships with our customers or reputation in the industry.
•Our business is subject to complex and evolving U.S. and foreign laws, regulations, and industry standards, many of which are subject to change and uncertain interpretations, which uncertainty could harm our business, operating results, and financial condition.
•The dual-class structure of our common stock has the effect of concentrating voting power with Shoaib Makani, our co-founder, Chief Executive Officer, and a member of our board of directors, which will limit your ability to influence the outcome of important transactions, including a change in control.
If we are unable to adequately address these or the other risks we face, our business, operating results, and financial condition could be adversely affected.

Channels for disclosure of information
Following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the Securities and Exchange Commission (the “SEC”), the investor relations page on our website (www.gomotive.com), the blog on our website, the newsroom page on our website, press releases, public conference calls, public webcasts, our X account (@Motive_inc), our Facebook page, our Instagram page, our LinkedIn page, and Shoaib Makani’s LinkedIn page. The information contained on, or that can be accessed through, our websites are not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.
The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate and other information
We were incorporated in the State of Delaware in March 2013 as “Keep Truckin, Inc.” Our principal executive offices are located at 1355 Market Street, 11th Floor, San Francisco, California 94103. Our telephone number is (855) 434-3564. Our website address is www.gomotive.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase shares of our Class A common stock.
Motive, the Motive logos, and other registered or common law trade names, trademarks, or service marks of Motive appearing in this prospectus are the property of Motive Technologies, Inc. This prospectus contains additional trade names, trademarks, logos, and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks, logos, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders. Solely for convenience, our trade names, trademarks, logos, and service marks referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trade names, trademarks, logos, and service marks.
Implications of being an emerging growth company
We qualify as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:
•being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure in this prospectus;
•an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•an exemption from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;
•reduced disclosure obligations regarding our executive compensation arrangements;
•exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements not previously approved; and
•extended transition periods for complying with new or revised accounting standards.
We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” as defined in the rules under the Securities Exchange Act of 1934, as amended, with at least $700 million of common equity held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the closing of this offering.
We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies that have adopted the new or revised accounting standards. See the section titled “Risk factors—Risks related to this offering and ownership of our Class A common stock—We are an “emerging growth company” and the reduced reporting requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.”

The offering

Class A common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Class A common stock offered by the selling stockholders	shares.

Option to purchase additional shares of Class A common stock	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of Class A common stock.

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Total Class A and Class B common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds
We estimate that the net proceeds from this offering will be approximately $     million (or approximately $     million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by any of the selling stockholders.
The principal purposes of this offering are to create a public market for our Class A common stock, increase our visibility in the marketplace, obtain additional capital, increase our capitalization and financial flexibility, and facilitate an orderly distribution of shares for the selling stockholders. We currently intend to use the net proceeds from this offering primarily for working capital and other general corporate purposes, which may include product development, general and administrative matters, and capital expenditures. We also intend to use approximately $      million of the net proceeds to satisfy our estimated tax withholding and remittance obligations related to the RSU Net Settlement (as defined below). We may also use a portion of the net proceeds, if any, for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have agreements or commitments for any material acquisitions or investments at this time.
We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of proceeds” for additional information.

Voting rights
Upon the closing of this offering, we will have two authorized series of common stock: Class A common stock, which is entitled to one vote per share, and Class B common stock, which is entitled to 20 votes per share.
Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering. Each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the Final Conversion Date (as defined below).

Concentration of ownership
Upon the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares, Shoaib Makani, our co-founder, Chief Executive Officer, and a member of our board of directors, will represent approximately       % of the total voting power of our outstanding capital stock following this offering (or approximately   % of the total voting power of our outstanding capital stock if the underwriters exercise their option to purchase additional shares in full), which voting power may increase over time upon the exercise or settlement and exchange of equity awards held by Mr. Makani pursuant to the Exchange Agreement (as defined below).
As a result, following this offering, Mr. Makani will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. These risks are more fully described in the section titled “Risk factors.” See the sections titled “Principal and selling stockholders” and “Description of capital stock” for additional information.

Dividend policy
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Additionally, our ability to pay dividends or make distributions is limited by certain restrictions provided under the Credit Agreement and the Convertible Securities (each as defined below). For additional information regarding the Credit Agreement and the Convertible Securities, see the section titled “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Sources of liquidity.” Any future determination to declare dividends will be made at the discretion of our board of directors and will depend, among other things, on our financial condition, results of operations, capital requirements, general business conditions, restrictions in our current or future debt instruments, and other factors that our board of directors may deem relevant. See the section titled “Dividend policy” for additional information.

Risk factors	See the section titled “Risk factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Proposed symbol	“FOMO”
The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on            shares of our Class A common stock outstanding and            shares of our Class B common stock outstanding, each as of           , 2025 (after giving effect to the Capital Stock Conversion, the Security Conversion, the RSU Net Settlement, and the Warrant Exercises (each as defined below)), and excludes:
•           shares of our Class A common stock issuable upon the exercise of stock options to purchase shares of our Class A common stock outstanding as of           , 2025 under our Amended and Restated 2013 Equity Incentive Plan (as amended, the “2013 Plan”), with a weighted-average exercise price of $      per share;
•           shares of our Class A common stock issuable upon the exercise of stock options to purchase shares of our Class A common stock outstanding as of           , 2025 under the 2013 Plan, with an exercise price of $      per share, for which the market-based vesting condition was not satisfied as of           , 2025;
•           shares of our Class A common stock issuable upon the vesting and settlement of restricted stock units (“RSUs”) outstanding as of           , 2025 under the 2013 Plan (i) for which the service-based vesting condition was not satisfied as of           , 2025 and (ii) for which the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, after giving effect to the RSU Net Settlement;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs, subject to service-based vesting conditions, granted after           , 2025 under the 2013 Plan, after giving effect to the RSU Net Settlement;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of           , 2025 under the 2013 Plan (i) for which the market-based vesting condition or performance-based vesting condition was not satisfied as of           , 2025 and (ii) for which the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, after giving effect to the RSU Net Settlement;
•           shares of our Class A common stock issuable upon the exercise of warrants to purchase shares of our Class A common stock outstanding as of           , 2025, of which (i)            had an exercise price of $      per share and (ii)            had an exercise price of $      per share; and
•         shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i)            shares of our Class A common stock available for future issuance under the 2013 Plan, as of           , 2025 (which amount does not reflect RSUs that may be settled for shares of our Class A common stock granted after           , 2025); (ii)      shares of our Class A common stock reserved for future issuance under our 2025 Equity Incentive Plan (the “2025 Plan”), which will become effective on the date immediately prior to the date of this prospectus; and (iii)         shares of our Class A common stock reserved for issuance under our 2025 Employee Stock Purchase Plan (the “2025 ESPP”), which will become effective on the date of this prospectus.
On the date of this prospectus, any remaining shares of our Class A common stock available for issuance under the 2013 Plan will be added to the shares of our Class A common stock reserved for issuance under the 2025 Plan, and we will cease granting awards under the 2013 Plan. The 2025 Plan and 2025 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive compensation—Stock plans” for additional information.
Pursuant to a stock exchange agreement (the “Exchange Agreement”) entered into between us and Shoaib Makani, Mr. Makani has the right (but not an obligation) to require us to exchange any shares of our Class A common stock received by him upon the exercise or settlement of equity awards for an equivalent number of shares of our Class B common stock. Such rights under the Exchange Agreement apply to shares of our Class A common stock received upon the exercise or settlement of equity awards that were held by Mr. Makani on the date of the Exchange Agreement and any such equity awards received by him following such date. As of           , 2025, there were            shares of our Class A common stock subject to outstanding equity awards held by Mr. Makani that may be exchanged, upon the exercise or settlement of such equity awards, for an equivalent number of shares of our Class B common stock.
Unless otherwise noted, the information in this prospectus reflects and assumes or gives effect to the following:
•a      -for-      reverse stock split of our outstanding capital stock, which we effected on           , 2025;
•the automatic conversion of an aggregate of           shares of our convertible preferred stock and senior convertible preferred stock outstanding as of           , 2025 into the same number of shares of our Class A common stock in connection with the closing of this offering pursuant to the terms of our restated certificate of incorporation, as currently in effect (the “Capital Stock Conversion”);
•(i)           shares of our Class A common stock issuable upon conversion of $100.0 million of, and accrued and unpaid yield on, our outstanding amended and restated convertible securities (the “2019 Convertible Notes”) and (ii)           shares of our Class A common stock issuable upon conversion of $150.0 million of, and accrued and unpaid yield, if any, on our outstanding convertible securities (the “2025 Convertible Securities,” and, together with the 2019 Convertible Notes, the “Convertible Securities”), each based upon an assumed conversion date of             , 2025 and the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, which Convertible Securities will automatically convert in connection with the closing of this offering pursuant to their terms (the “Security Conversion”). Each $1.00 increase in the assumed initial public offering price per share of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would decrease the number of shares of our Class A common stock issued in the Security Conversion by           shares, and each $1.00 decrease in the assumed initial public offering price per share of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase the number of shares of our Class A common stock issued in the Security Conversion by           shares (for more information on the Security Conversion for the 2019 Convertible Notes, see Note 8 “Debt,” and for more information on the Security Conversion for the 2025 Convertible Securities, see Note 14 “Subsequent events,” each in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus);
•the net issuance of (i)          shares of our Class A common stock in connection with the vesting and settlement of RSUs outstanding as of           , 2025 for which the service-based vesting condition was satisfied as of           , 2025 and for which the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part; (ii)          shares of our Class A common stock in connection with the vesting and settlement of RSUs outstanding as of           , 2025 for which the service-based vesting condition will be satisfied on          , 2025, the expected effective date of the registration statement of which this prospectus forms a part, and for which the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part; and (iii)          shares of our Class A common stock in connection with the vesting and settlement of RSUs granted after           , 2025 for which we expect the service-based vesting condition will be satisfied on          , 2025, the expected effective date of this offering (clauses (i), (ii), and (iii) collectively, the “IPO Vesting RSUs”), after giving effect to the withholding of           shares of our Class A common stock to satisfy our associated estimated tax withholding and remittance obligations (based upon the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed      % tax withholding rate) (the “RSU Net Settlement”);

•          shares of our Class A common stock issuable upon the exercise of warrants outstanding as of           , 2025 to purchase shares of our Class A common stock (the “Warrant Exercises”), based upon an assumed conversion date of             , 2025 and the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, which Warrant Exercises may occur, if at all, prior to the closing of this offering;
•the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering;
•except as described above, no exercise of outstanding stock options or warrants or settlement of RSUs subsequent to           , 2025, except the RSU Net Settlement and the Warrant Exercises; and
•no exercise of the underwriters’ option to purchase additional shares.
The assumed      % tax withholding rate used in this prospectus is an assumed blended withholding rate for the IPO Vesting RSUs that are subject to withholding in the RSU Net Settlement. The estimates in this prospectus relating to the RSU Net Settlement and related share withholding may differ from actual results due to, among other things, the actual initial public offering price per share and other terms of this offering determined at pricing, actual forfeitures through the date of this prospectus, and actual tax withholding rates.

Summary consolidated financial and other data
The following tables summarize our consolidated financial and other data as of the dates and for the periods presented. We derived our summary consolidated statements of operations data for 2023 and 2024 (except for pro forma basic and diluted net loss per share attributable to common stockholders and weighted-average shares used in computing pro forma basic and diluted net loss per share attributable to common stockholders) from our consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.
You should read the following summary consolidated financial and other data in conjunction with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus. The summary consolidated financial and other data in this section are not intended to replace our consolidated financial statements and the accompanying notes and are qualified in their entirety by our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Year ended December 31,
(in thousands, except share and per share data)	2023	2024
Consolidated statements of operations data:
Revenue	$310,309	$370,450
Cost of revenue(1)	91,161	111,901
Gross profit	219,148	258,549
Operating expenses(1)
Sales and marketing	139,609	180,083
Research and development	94,369	98,716
General and administrative	62,951	87,456
Legal settlement	1,800	4,201
Operating lease impairment and abandonment	7,433	—
Restructuring	2,188	—
Total operating expenses	308,350	370,456
Loss from operations	(89,202)	(111,907)
Other expense, net	(18,963)	(40,326)
Loss before income taxes	(108,165)	(152,233)
Provision for income taxes	(602)	(752)
Net loss	$(108,767)	$(152,985)
Basic and diluted net loss per share:
Net loss per share attributable to common stockholders, basic and diluted(2)	$(1.24)	$(1.73)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	87,652,608	88,525,717

(1)Includes stock-based compensation expense as follows:

	Year ended December 31,
(in thousands)	2023	2024
Cost of revenue	$1	$—
Sales and marketing	403	100
Research and development	1,066	—
General and administrative	1,295	1,080
Total stock-based compensation expense	$2,765	$1,180

(2)See Note 12 “Net loss per share, basic and diluted” in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of our basic and diluted net loss attributable to common stockholders.
The following table sets forth the computation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the period presented. Pro forma basic and diluted net loss per share for 2024 gives effect to the Capital Stock Conversion, the Security Conversion, the RSU Net Settlement, and the Warrant Exercises, as if each had occurred as of the beginning of the period.

(in thousands, except per share data)	Year ended December 31, 2024
Numerator:
Net loss	$
Pro forma adjustment to record stock-based compensation expense related to the RSU Net Settlement
Pro forma adjustment to record stock-based compensation expense related to performance stock options and performance RSUs for which the liquidity event-based vesting condition and certain components of the market-based or performance-based vesting conditions will be satisfied in connection with this offering

Pro forma adjustment to reclassify the fair value of the convertible preferred stock warrant liability
Pro forma adjustment to reclassify the embedded derivative liability in connection with the Security Conversion
Pro forma net loss attributable to common stockholders	$
Denominator:
Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted
Pro forma adjustment to reflect the Capital Stock Conversion
Pro forma adjustment to reflect the Security Conversion
Pro forma adjustment to reflect the RSU Net Settlement
Pro forma adjustment to reflect the Warrant Exercises
Weighted-average shares outstanding used in computing pro forma net loss per share attributable to common stockholders, basic and diluted
Pro forma net loss per share, basic and diluted	$

	As of December 31, 2024
(in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
Consolidated balance sheet data:
Cash and cash equivalents	$48,047	$	$
Total current assets	136,411
Total assets	450,325
Deferred revenue, current	134,552
Total current liabilities	233,006
Deferred revenue, net of current portion	107,603
Convertible notes	130,470
Long-term debt, net	244,055
Total liabilities	737,643
Convertible preferred stock	428,135
Additional paid-in capital	48,770
Accumulated deficit	(764,233)
Total stockholders’ (deficit) equity	$(715,453)	$	$

(1)The pro forma column above reflects (i) the Capital Stock Conversion, (ii) the Security Conversion, including the reclassification of the embedded derivative liability related to the Convertible Securities to additional paid-in capital, (iii) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation of $      million associated with the RSU Net Settlement and $     million associated with performance stock options and performance RSUs for which the liquidity event-based vesting condition and certain components of the market-based or performance-based vesting conditions will be satisfied in connection with this offering, (iv) the Warrant Exercises, as if such exercises had occurred on           , 2025, (v) the net issuance of              shares of our Class A common stock in connection with the RSU Net Settlement, after withholding              shares to satisfy our associated estimated tax withholding and remittance obligations of $      million (based upon the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed      % tax withholding rate), and (vi) the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering. To the extent that our actual tax withholding and remittance obligations related to the RSU Net Settlement exceed the estimates set forth herein, we intend to use cash on hand to satisfy any such excess tax withholding and remittance obligations.
(2)The pro forma as adjusted column above gives effect to (i) the pro forma adjustments set forth in footnote (1) above, (ii) the sale and issuance of              shares of our Class A common stock in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (iii)  the application of the net proceeds therefrom as described in the section titled “Use of proceeds.”
(3)Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital, and total stockholders’ (deficit) equity by $      million, assuming that the number of shares of our Class A common stock offered by us remains the same, and after deducting underwriting discounts and commissions. Similarly, an increase (decrease) of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase (decrease) the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital, and total stockholders’ (deficit) equity by $      million, assuming that the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and offering expenses payable by us. In addition, each 1.0% increase (decrease) in our estimated tax withholding rate would increase (decrease) the amount of our estimated tax withholding and remittance obligations related to the RSU Net Settlement and decrease (increase) cash and cash equivalents, working capital, total assets, additional paid-in capital, and total stockholders’ (deficit) equity by $      million, assuming that the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same, that the number of shares of our Class A common stock offered by us remains the same, and after deducting underwriting discounts and commissions. Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of our estimated tax withholding and remittance obligations related to the RSU Net Settlement and decrease (increase) cash and cash equivalents, working capital, total assets, additional paid-in capital, and total stockholders’ (deficit) equity by $      million, assuming that the tax withholding rate remains the same, that the number of shares of our Class A common stock offered by us remains the same, and after deducting underwriting discounts and commissions. Pro forma adjustments in the footnotes above and the related information in the balance sheet data are illustrative only and may differ from actual amounts based on, among other things, the actual initial public offering price per share and other terms of this offering determined at pricing, the actual tax withholding rates, and the actual amount of RSUs settled upon the effectiveness of the registration statement of which this prospectus forms a part.

Key business metrics and non-GAAP financial measures
We review a number of operating and financial metrics, including the following key business metrics and non-U.S. Generally Accepted Accounting Principles (“GAAP”) financial measures, to evaluate and manage our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. See the section titled “Management’s discussion and analysis of financial condition and results of operations—Key business metrics” and “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP financial measures” for additional information and reconciliations of our non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP.
Key business metrics
The following table summarizes our key business metrics for the periods indicated:

	Year ended December 31,
(dollars in millions)	2023	2024
Annualized recurring run rate (“ARR”)	$338	$417
Large Customers	234	349

Non-GAAP financial measures
The following table summarizes our non-GAAP financial measures (along with the most directly comparable GAAP measures) for the periods indicated:

	Year ended December 31,
(in thousands, except percentages)	2023	2024
Loss from operations	$(89,202)	$(111,907)
Non-GAAP loss from operations	$(75,016)	$(82,083)
Operating loss margin	(29)%	(30)%
Non-GAAP operating margin	(24)%	(22)%
Net cash flows used in operating activities	$(107,172)	$(75,807)
Free cash flow	$(109,919)	$(80,134)
Net cash flows used in operating activities as a percentage of revenue	(35)%	(20)%
Free cash flow margin	(35)%	(22)%

Risk factors
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before deciding whether to invest in shares of our Class A common stock. Our business, operating results, or financial condition could also be adversely affected by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, operating results, and financial condition could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose all or part of your investment.
Risks related to our business and industry
We have experienced rapid growth which may not be indicative of our future growth, and if we do not effectively manage our future growth, our business, operating results, and financial condition may be adversely affected. Our rapid growth also makes it difficult to evaluate future prospects.
We have experienced rapid growth and we expect to continue to invest broadly across our organization to support our growth. Our revenue was $310.3 million and $370.5 million in 2023 and 2024, respectively. The number of our employees has grown from 1,009 as of December 31, 2018 to 3,559 as of December 31, 2024. Although we have experienced rapid growth historically, we may not sustain our current growth rates, and we cannot assure you that our investments to support our growth will be successful. Even if our revenue continues to increase, we expect our revenue growth rate to decline in the future as our business matures and our platform achieves more widespread adoption. Accordingly, our historical growth makes it difficult to evaluate our business and future prospects and you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Overall growth of our revenue will depend on a number of factors, including, but not limited to, our ability to:
•compete with other companies in our industry, including, but not limited to, those with greater financial, technical, marketing, sales, and other resources, as well as with startup companies with innovative products and novel solutions that compete with ours and any of our manufacturers who may begin offering a platform, products, or services similar to our offerings;
•retain and increase adoption of and expansion within our platform by existing customers, as well as attract new customers and grow our customer base;
•develop new offerings and functionality for our platform and successfully optimize our existing products and services, including through the continued integration of AI into our platform;
•successfully expand our business domestically and internationally;
•effectively expand our sales force and leverage our existing sales capacity;
•successfully hire and retain personnel, including product, engineering, and sales personnel;
•successfully introduce and sell our platform in new markets and for new use cases;
•increase awareness of our brand;
•protect against security incidents;
•successfully price and package our platform in a rapidly changing industry, including due to advancements and increasing use of AI, automation, and other technologies, such as driverless vehicles; and

•successfully identify and acquire or invest in businesses, products, offerings, or technologies that we believe could complement or expand our platform and successfully integrate such businesses, products, offerings, or technologies into our business.
We may not successfully accomplish any of these objectives, and, as a result, it may be difficult for us to accurately forecast our future operating results. If the assumptions that we use to plan our business are incorrect or change in reaction to fluctuations in our markets, we may be unable to maintain consistent revenue or revenue growth, the value of our stock could be volatile, and it may be difficult to achieve and maintain profitability. In addition, changes in the global macroeconomic environment, including, but not limited to, changes in tariffs or trade restrictions, volatile interest rates and inflation, actual or perceived global banking and finance related issues, labor shortages, high unemployment rates, labor displacement, supply chain disruptions, changes in spending environments, geopolitical instability, warfare, and uncertainty, including, but not limited to, the effects of geopolitical conflicts, weak economic conditions in certain regions, or a reduction in information technology spending regardless of macroeconomic conditions, may impact our growth.
As we have grown, our number of customers has also increased, and we have increasingly managed more complex deployments of our platform. The rapid growth and expansion of our business places a significant strain on our management, operational, engineering, and financial resources, and rapid development cycles may create technical debt within our platform. Addressing technical debt requires engineering resources that could otherwise be devoted to new features or enhancements. If we fail to properly manage technical debt, our platform performance may suffer and our business, operating results, and financial condition could be harmed. Additionally, as we continue to integrate AI capabilities and expand our product and service offerings, technical complexity may increase, potentially exacerbating these challenges. To manage any future growth effectively, we must continue to improve and expand our infrastructure, including information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. If we do not manage future growth effectively, our business, operating results, and financial condition would be adversely impacted.
If we continue to experience rapid growth, we may not be able to successfully implement or scale improvements to our systems, processes, or controls in an efficient, timely, or cost-effective manner. As we grow, our existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. Such incidents may increase as we grow. Any future growth will continue to add complexity to our organization and require effective coordination throughout our organization. Failure to manage any future growth effectively could result in increased costs, cause difficulty or delays in deploying our platform to new and existing customers, reduce the quality of our platform, customer satisfaction, and demand for our platform, cause difficulties in introducing new offerings, or cause other operational challenges. Any of these difficulties would adversely affect our business, operating results, and financial condition.
We have a history of losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability. If we cannot achieve and sustain profitability, our business, operating results, and financial condition will be adversely affected.
We have incurred net losses in each fiscal year since inception, and we may not achieve or sustain profitability in the future. In 2023 and 2024, we incurred net losses of $108.8 million and $153.0 million, respectively. As of December 31, 2024, we had an accumulated deficit of $764.2 million. We expect to make significant future expenditures to develop and expand our business, including to acquire new customers, expand relationships with existing customers, expand internationally, invest in product innovation, and incur legal, tax, accounting, and other administrative and compliance expenses to operate as a public company. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate faster than these increases in our operating expenses, we may not be able to achieve or sustain profitability in future periods. As a result, we may continue to generate losses. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability in any given period, or at all.
If we are unable to attract new customers or retain and increase adoption of our products and services by existing customers, we may not achieve the growth we expect, which would adversely affect our business, operating results, and financial condition.
Our ability to grow our business and revenue depends on attracting new customers and ensuring our existing customers renew and expand their use of our platform. Our standard subscription agreements have an initial term of twelve months or longer and are structured to automatically renew for additional periods. Customers under these standard agreements can prevent renewal by providing timely, formal notice as specified in their contracts. However, some of our agreements, particularly with certain larger customers, do not include automatic renewal provisions and require an affirmative customer election to renew or otherwise provide the customer a right to terminate the agreement during the term (albeit without a refund).
Whether a contract renews automatically or requires an affirmative choice, our customers have no obligation to continue their subscriptions after their current term expires. When customers do renew, the terms are subject to renegotiation, and the number of devices, contract length, and pricing may change. Our agreements generally permit us to adjust fees upon renewal, in some cases subject to a contractual cap, such as a maximum 5% increase. Our customer retention may decline or fluctuate as a result of various factors, including, but not limited to, their satisfaction with our platform and those offered by competitors, security incidents involving our platform, our pricing and packaging models, and the effects of general economic conditions.
As we increasingly sell to larger organizations, such organizations may have more extensive internal approval requirements that prevent or delay the sale or implementation of our platform, which may result in slower growth rates and could cause the costs associated with new customer acquisition to increase in future periods.
In recent years, we have released a number of new products and feature enhancements intended to address a broader set of use cases, and we expect to continue to release additional products and feature enhancements to our platform. Our future success may depend in part on the success of these new products and features and our ability to demonstrate the value of them to a wider set of users, both within current customers and prospective customers. If we are unable to successfully market new products and features to a wider set of customers, we may not achieve the return on our initial investments or long-term growth expected by analysts or investors, and our business may be adversely affected as a result.
As the markets for our products and services mature, our platform evolves, and competitors introduce lower cost and/or differentiated products and services that are perceived to compete with our platform, our ability to maintain or expand usage of our platform could be impaired. The cost of new customer acquisition and ongoing customer support may prove higher than anticipated, thereby adversely impacting our profitability.
Other factors, many of which are out of our control, may now or in the future impact our ability to attract new customers, retain existing customers, and expand usage of our platform by such customers in a cost-effective manner, including, but not limited to:
•potential customers’ commitments to existing platforms, products, or services or greater familiarity or comfort with other platforms, products, or services, including those in which they have made significant investments to integrate into their businesses;
•actual or perceived costs by our customers to switch from existing platforms, products, or services to our platform;
•our ability to expand, retain, effectively train, and motivate our sales and marketing personnel;

•our ability to successfully expand into new markets;
•negative media, industry, or analyst commentary regarding our platform, products, and services;
•decreased spending on fleet operations and other products and services that we offer;
•resistance to our products and services from trade unions whose members may be employed by our customers;
•our ability to help potential customers successfully deploy and use our platform;
•the impact of AI on the markets for our platform, products, and services; and
•general macroeconomic and geopolitical conditions.
If we are not able to effectively introduce enhancements to our platform, including new offerings, features, and functionality, that achieve widespread market adoption, or keep pace with technological developments, our business, operating results, and financial condition could be adversely affected.
The markets for our products and services are characterized by rapidly changing technologies, frequent new product and service releases, and evolving industry standards. The rapid growth and intense competition in our industry exacerbate these market characteristics. Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our platform and introduce compelling new products and services that reflect the changing nature of our markets. Further, we will need to adapt to rapidly changing technologies by continually improving the performance, features, and reliability of our platform, products, and services, and by selling in new markets and for new use cases. The success of any enhancement to our platform depends on several factors, including, but not limited to, timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and our platform, and overall market adoption. We may experience difficulties that could delay or prevent the successful development, introduction, or marketing of platform updates or new offerings, features, and functionality. Any new product or service that we develop may not be introduced in a timely or cost-effective manner, may contain bugs, or may not achieve the market adoption necessary to generate significant revenue. If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise achieve market adoption, our business, operating results, and financial condition would be harmed.
We have made significant investments to develop, launch, and enhance new products and services and expand the use cases for our platform. We intend to continue investing significant resources to develop and launch new products, services, features, and functionality, including enhancements to our platform’s accessibility. If we do not allocate these resources efficiently, effectively, or in an otherwise commercially successful manner, we may not realize the expected benefits of our strategy. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market adoption to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and services developed by others, including, but not limited to, new technologies integrating AI, will render our platform, products and services uncompetitive or obsolete. Further, our development efforts with respect to new technologies, offerings, features, and functionality could distract management from current operations, and would divert capital and other resources from our more established offerings. If we do not realize the expected benefits of our investments, our business, operating results, and financial condition could be adversely affected.
Our significant investment in AI initiatives and use of AI to power our platform exposes us to risk, which could adversely affect our reputation, business, operating results, and financial condition.
We are making significant investments in AI initiatives to, among other things, enhance our existing products and services, develop new products and services, and develop new features for existing products and services. For our AI initiatives to succeed, we require increased investment in infrastructure and headcount. If our longer-term AI investments do not succeed, our business, operating results, and financial condition could be harmed.
There are significant risks involved in developing and deploying AI, including generative AI, and there can be no assurance that our existing use of AI and the further integration of AI into our platform will enhance our platform or be beneficial to our business, including our efficiency or profitability. For example, our AI-related efforts subject us to risks related to inaccuracy, bias, discrimination, consumer protection, intellectual property infringement or misappropriation, defamation, data privacy, cybersecurity, and sanctions and export controls, among others. In addition, we are subject to the risks of new or enhanced governmental or regulatory scrutiny, litigation, or other legal liability, ethical concerns, negative perceptions as to automation and AI, or other complications that could adversely affect our reputation, business, operating results, and financial condition.
Further, our products and services incorporate recursive improvement mechanisms that enable systems to learn from their outputs, with the assistance of our team of data annotators, to refine and enhance future performance. This approach introduces unique and evolving risks. For example, recursive improvement that relies on human review is still subject to human judgment errors. The annotations completed by our team may amplify biases in the existing training data or prior outputs, potentially leading to discriminatory, inappropriate, or inaccurate outcomes that negatively affect customer experience, regulatory compliance, and our reputation. Recursive improvement that relies on human review can also make it difficult to audit or interpret the rationale for specific decisions or outputs. If we are unable to effectively monitor, govern, and control the recursive improvement processes within our products and services, our business, operating results, and financial condition could be adversely affected.
As a result of the complexity and rapid development of AI, it is also the subject of evolving review by various governmental and regulatory agencies in jurisdictions around the world, which are applying, or are considering applying, platform moderation, intellectual property, cybersecurity, export controls, and data protection laws to AI and/or are considering general legal frameworks or restrictions on AI (such as the E.U. Artificial Intelligence Act or the Colorado AI Act). We may not always be able to anticipate how courts and regulators will apply existing laws to AI, predict how new legal frameworks will develop to address AI, or otherwise respond to these frameworks as they are still rapidly evolving. We may also have to expend resources to adapt to new legal frameworks, and adjust our platform in certain jurisdictions if the legal frameworks on AI are not consistent across jurisdictions.
Further, we face significant competition from other companies in our industry that are developing their own AI features and technologies, including competition from AI features and technologies that may be similar or superior to ours or more cost-effective to develop and deploy. Our inability to successfully employ AI, or the ability of our competitors to do so more successfully, may negatively impact our gross margins, impair our ability to compete effectively, result in reputational harm, and have an adverse impact on our business, operating results, and financial condition. Further, our ability to continue to develop and effectively deploy AI in our platform is dependent on access to specific third-party equipment and other technical and physical infrastructure, such as processing hardware, network capacity, computing power, and related energy requirements, as to which we cannot control the availability or pricing, especially in a highly competitive environment.
It is not possible to predict all of the risks related to the use of AI and changes in laws, rules, directives, and regulations or other regulatory developments regarding the use of AI, including restrictions around the collection and use of data, may adversely affect our ability to develop and use AI or subject us to legal liability. Any of the foregoing could adversely affect our reputation, business, operating results, and financial condition.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.
Our operating results have varied significantly from period to period in the past, and we expect that our operating results will continue to vary significantly in the future such that period-to-period comparisons of our operating results may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. To the extent that fluctuations in our quarterly results lead us to underperform relative to market expectations, such fluctuations may negatively impact the trading price of our Class A common stock. Our quarterly financial results may fluctuate as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:
•the amount and timing of investments and expenditures related to the expansion of our business;
•the impact of AI on the demand for our platform, products, and services;
•general macroeconomic and political conditions, both domestically and in foreign markets where we operate, including, but not limited to, changes in U.S. federal spending, changes in tariffs or trade restrictions, changes in fuel prices, global economic slowdowns, actual or perceived global banking and finance related issues, increased risk of inflation, interest rate volatility, supply chain disruptions, labor shortages, and potential global recession;
•the impact of natural or man-made global events on our business, including, but not limited to, wars and other geopolitical conflicts;
•market acceptance of any changes to our, or our competitors’ pricing, packaging, and billing models;
•our ability to attract new customers and retain and increase adoption of our products and services by existing customers;
•changes in customer requirements or market needs;
•the budgeting cycles, seasonal buying patterns, and purchasing practices of our customers and potential customers;
•the timing and length of our sales cycles;
•the timing of revenue recognition;
•the timing and success of new product and service releases by us or our competitors or any other competitive developments, including consolidation among our customers or competitors;
•our ability to successfully expand our business domestically and internationally;
•decisions by organizations to purchase competitive products and services from other vendors;
•insolvency, credit difficulties, or other financial issues affecting our customers or potential customers, which affects their ability to purchase or pay for our platform, products, and services;
•significant security breaches of, technical difficulties with, or interruptions to, the use of our platform or other cybersecurity incidents;
•extraordinary expenses such as litigation or other dispute-related settlement payments or injunctive relief, taxes, regulatory fines, or penalties;
•our ability to comply with regulatory requirements to certify our product for sale in the United States and Canada, and import and export requirements globally;
•changes in the market value of our investments, including in our marketable securities;

•significant charges in our financial statements relating to any impairment of operating lease right-of-use assets;
•changes to our effective tax rate;
•future accounting pronouncements or changes in our accounting policies or practices;
•negative media and social media coverage or publicity; and
•increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.
Any of the above discussed fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for the reasons described above or other reasons, our stock price could fall substantially, and we could face costly lawsuits, including securities class action lawsuits.
Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense.
Our revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for our platform, particularly with respect to large enterprises and government entities. Customers often view the subscription to our platform as a significant strategic decision and, as a result, frequently require considerable time to evaluate, test, and qualify our platform prior to entering into or expanding a relationship with us. Large enterprises and government entities in particular often undertake a significant evaluation process that further lengthens our sales cycle and may already have contracts in place with our competitors, which may take additional time to displace, to the extent we are able to do so at all.
Our direct sales team develops relationships with our customers. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce a sale. Purchases of products and services like ours are frequently subject to budget constraints, multiple approvals, and unanticipated administrative, processing, and other delays. As a result, it is difficult to predict whether and when a sale will be completed. The failure of our efforts to secure sales after investing resources in a lengthy sales process would adversely affect our business, operating results, and financial condition.
We face intense competition and could lose market share to our competitors, which would adversely affect our business, operating results, and financial condition.
The market for fleet management solutions and platforms that connect workers, vehicles, equipment, and spend is intensely competitive, fragmented, and is rapidly evolving, characterized by changes in technology, including the continued integration of AI, customer requirements, industry standards, and frequent introductions of new or improved products and services. We expect to continue to face intense competition from current competitors, including as a result of strategic acquisitions and partnerships, increased use of AI, or evolving customer requirements and industry standards. If we are unable to anticipate or react to these challenges, our competitive position could weaken, and we would experience a decline in revenue or reduced revenue growth, and loss of market share that would adversely affect our business, operating results, and financial condition. For a description of our competitors, see the section titled “Business—Competition.”
Our ability to compete effectively depends upon numerous factors, many of which are beyond our control, including, but not limited to:
•our ability to attract new customers and retain existing customers, expand our platform, or sell additional products and services to our existing customers;
•our ability to attract, train, retain, and motivate talented employees;
•the success of our sales and marketing team, which may be smaller and have fewer resources than those of our competitors;

•our ability to successfully incorporate new technologies into our platform, including the continued incorporation of AI;
•the budgeting cycles, seasonal buying patterns, and purchasing practices of our customers, including any slowdown in technology spending due to U.S. and general global macroeconomic conditions;
•general global macroeconomic and political conditions, both domestically and in our foreign markets, that could impact some or all regions where we operate, including the changes in U.S. federal spending, changes in tariffs and trade restrictions, global economic slowdowns, actual or perceived global banking and finance related issues, increased risk of inflation, interest rate volatility, supply chain disruptions, labor shortages, and potential global recession;
•the impact of natural or man-made global events on our business, including regional geopolitical conflicts around the world;
•changes in customer, distributor, or reseller requirements or market needs;
•price competition;
•the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our industry, including consolidation among our competitors or customers and strategic partnerships entered into by and between our competitors;
•changes in our mix of products and services sold, including changes in the average contract length for subscriptions and support;
•our ability to successfully and continuously expand our business domestically and internationally;
•changes in the growth rate of our market;
•deferral of orders from customers in anticipation of new or enhanced products and services announced by us or our competitors;
•significant security breaches of, technical difficulties with, or interruptions to the use of our platform;
•the timing and costs related to the development or acquisition of technologies, businesses, or strategic partnerships;
•our ability to execute, complete, or efficiently integrate any acquisitions that we may undertake;
•increased expenses, unforeseen liabilities, or write-downs and any impact on our operating results from any acquisitions we consummate;
•our ability to increase the size and productivity of our distribution channels;
•decisions by potential customers to purchase fleet management solutions from larger, more established vendors;
•timing of revenue recognition and revenue deferrals;
•insolvency or credit difficulties confronting our customers, including our Motive cardholders, which could increase due to U.S. and global macroeconomic issues, including tariffs, actual or perceived global banking and finance related issues, inflation, interest rate volatility, and market downturns, which would adversely affect their ability to purchase or pay for our platform, products, and services in a timely manner or at all;
•the perception of our brand in third-party rankings, as a result of benchmarking studies or other marketing efforts by our competitors;

•the cost and potential outcomes of litigation or other proceedings, which could have a material adverse effect on our business;
•future accounting pronouncements or changes in our accounting policies; and
•increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.
Many of our competitors have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger base of customers than we do. Our competitors may be able to devote greater resources to the development, promotion, and sale of their products and services than we can, and they may offer lower pricing than we do or bundle certain competing products and services at lower prices. Our competitors may also have greater resources for research and development of new technologies, customer support, and to pursue acquisitions, or they may have other financial, technical, or other resource advantages. Our competitors may also have substantially broader and more diverse product and service offerings and more mature distribution.
We operate a global business that exposes us to risks associated with conducting business in multiple jurisdictions.
We sell our platform in North America and the United Kingdom and have offices in these locations, as well as Pakistan, India, and Taiwan. A majority of our employees are located in the United States and Pakistan. Our ability to manage our business and conduct our operations globally requires considerable management attention and resources, including financial resources, and is subject to the challenges of supporting a rapidly growing business across multiple cultures, customs, legal, regulatory and compliance systems, and commercial infrastructures. Our future operating results and financial condition could be significantly affected by risks associated with conducting business in multiple jurisdictions, including, but not limited to, the following:
•difficulties in staffing and managing international operations due to differing employment laws, regulations, and practices, and differing expectations about ethical conduct and corruption;
•political instability, terrorism, and potential or actual military conflicts or civil unrest;
•economic instability in a specific country or region;
•managing compliance with legal and regulatory requirements and prohibitions that are increasingly complex, including compliance with local laws and regulations that differ or are conflicting among jurisdictions;
•complex and changing tax laws and regulations in various jurisdictions;
•potential restrictions on our ability to repatriate funds from our foreign subsidiaries;
•trade protection laws, policies, and measures;
•tariffs, import and export duties, customs levies, and value-added taxes;
•compliance with foreign and domestic import and export controls, economic sanctions, and anti-money laundering and anti-corruption laws and regulations, including various economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the U.S. Department of Commerce, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and similar laws and regulations of other jurisdictions for our business activities outside the United States, the violation of which could result in severe penalties including monetary fines, criminal proceedings, and suspension of import or export privileges;
•laws and regulations regarding consumer and data protection, privacy, AI, network security, encryption, and payments;

•anti-competition regulations and compliance requirements, including any new antitrust legislation that may be passed in the United States;
•environmental laws and regulations, such as those relating to climate change and waste disposal; and
•earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics or pandemics, and other natural or man-made disasters or business interruptions in a region or specific country.
The potential criminal penalties for violations of import/export controls, economic sanctions, anti-corruption, and anti-competition laws, particularly the FCPA and similar statutes outside the United States, data privacy and protection laws, and environmental laws and regulations in many non-U.S. jurisdictions create heightened risks for our international operations. In the event that a governing regulatory body determined that we have violated any laws, including applicable import/export controls, economic sanctions, or anti-corruption laws, we could be fined significant sums, incur sizable legal defense costs, be subject to debarment, and/or our import/export capabilities could be restricted, which could have a material and adverse effect on our business and reputation.
Additionally, unethical or fraudulent activities perpetrated by our service providers, associates, third-party suppliers and partners, and strategic partners have exposed us in the past and in the future could continue to expose us to fraud, misappropriation, liability, and reputational damage. Such fraud, misappropriation, liability, and/or damage to our reputation for these or any other reasons could have a material adverse effect on our business, results of operations, and financial condition, particularly when accompanied by a breakdown in our internal controls, accounting processes, or governance oversight, and could require additional resources to rebuild our reputation. Further, failure to comply with applicable laws and regulations and failure to maintain an effective system of internal controls may subject us to fines or sanctions and incurrence of substantial legal fees and costs. While we have established policies, procedures, and internal controls designed to ensure accurate financial reporting and compliance with accounting standards, these controls may be circumvented, overridden, or rendered ineffective due to fraud, human error, or inadequate oversight. Our operating expenses could increase due to implementation of and compliance with existing and future laws and regulations or remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.
Further, regional instability caused by geopolitical conflicts, including but not limited to the conflicts in the Middle East, between India and Pakistan, and between Russia and Ukraine, and the tensions between China and Taiwan, could lead to disruption and volatility that could adversely impact our employees and how we operate our business.
Additionally, we have been and expect to continue to be subject to new and increasingly complex U.S. and non-U.S. government regulations that affect our operations in the United States and globally. Complying with such regulations may be time-consuming and costly, and compliance could result in the delay or loss of business opportunities. While we have implemented, and will continue to implement and maintain, measures designed to promote compliance with these laws, we cannot assure investors that such measures will be adequate or that our business will not be materially and adversely impacted in the event of an alleged violation.
We are also exposed to market risks related to foreign currency and interest rate fluctuations, particularly changes in the value of the U.S. dollar against local currencies, which can significantly impact our financial results. Currency variations, often driven by inflation, may affect sales, margins, profitability, and may positively or negatively impact our financial statements, which are reported in U.S. dollars. While we use a variety of financial instruments to manage these risks and monitor counterparty creditworthiness, our hedging activities may not fully mitigate the financial impact of adverse currency fluctuations.
Further, our long-term success depends, in part, on our ability to increase sales of our platform to customers located outside of the United States and our current, and any further, expansion of our international operations further exposes us to the risks described above, which could have an adverse effect on our business, operating results, and financial condition. As we expand into new markets, these risks will be intensified and will have the potential to impact a greater percentage of our operations. While our ability to expand our international operations into new jurisdictions or further into existing jurisdictions will depend on limitations by federal, state, and local statutes, rules, regulations, policies and procedures, such expansions (depending on locality) will also depend in part, on our ability to identify potential acquisition candidates, joint venture or other partners, and enter into arrangements with these parties on favorable terms, as well as our ability to make continued investments to maintain and grow existing international operations. If the revenue generated by international operations is insufficient to offset expenses incurred in connection with the maintenance and growth of these operations, our business, operating results, and financial condition would be adversely affected. In addition, in an effort to make international operations in one or more given jurisdictions profitable over the long term, significant additional investments that are not profitable over the short term could be required over a prolonged period.
Because we depend on several third-party manufacturers to build our devices, we are susceptible to manufacturing delays that could prevent us from shipping customer orders on time, if at all, and may result in the loss of sales and customers. Additionally, third-party manufacturing cost increases and changes in the geopolitical environment could result in lower gross margins.
We outsource the manufacturing of our devices to contract manufacturing partners and original design manufacturing partners. Our reliance on our third-party manufacturers reduces our control over the manufacturing process, exposing us to risks, including reduced control over quality assurance, costs, supply, and timing, as well as possible tariffs, which have in the past increased, and may in the future increase, our costs of doing business, and reduce our cash reserves. Any manufacturing disruption related to our third-party manufacturers or their component suppliers for any reason, including global chip shortages, natural disasters and health emergencies, such as earthquakes, fires, power outages, typhoons, floods, health pandemics, and epidemics, and manmade events such as civil unrest, labor disruption, cyber events, international trade disputes, tariffs, international conflicts, terrorism, wars or other foreign conflicts, such as the war in Ukraine, the conflict in the Middle East, or tensions between China and Taiwan, and critical infrastructure attacks, could impair our ability to fulfill orders. If we are unable to manage our relationships with these third-party manufacturers effectively, or if these third-party manufacturers experience delays, increased manufacturing lead-times, disruptions, capacity constraints or quality control problems in their manufacturing operations, or fail to meet our future requirements for timely delivery, our ability to ship devices to our customers could be impaired and our business would be seriously harmed. Further, certain components for our devices come from Taiwan. Any increase in tensions between China and Taiwan, including threats of military actions or escalation of military activities, could adversely affect our manufacturing operations in Taiwan, which would have significant impacts on our business and operations.
These manufacturers fulfill our supply requirements on the basis of individual purchase orders. We have no long-term contracts or arrangements with our third-party manufacturers that guarantee capacity, the continuation of particular payment terms, or the extension of credit limits. Accordingly, they are not obligated to continue to fulfill our supply requirements, and the prices we are charged for manufacturing services could be increased on short notice. If we are required to change third-party manufacturers, our ability to meet our scheduled product deliveries to our customers would be adversely affected, which could cause the loss of sales and existing or potential customers, delayed revenue, or an increase in our costs, which could adversely affect our gross margins. Any production or shipping interruptions for any reason, such as a natural disaster, epidemics, pandemics, capacity shortages, quality problems, or strike or other labor disruption at one of our manufacturing partners or locations or at shipping ports or locations, would severely affect sales of our product lines reliant on devices manufactured by that manufacturing partner. Furthermore, manufacturing cost increases for any reason could result in lower gross margins.

In addition, some of our manufacturers, suppliers, and logistics providers may have more established relationships with larger-volume device manufacturers, and as a result of such relationships, such suppliers may choose to limit or terminate their relationship with us. Developing suitable alternate sources of supply for these devices and components may be time-consuming, difficult, and costly, and we may not be able to source these devices and components on terms that are favorable to us, or at all, which may adversely affect our ability to meet our requirements or provide our customers with our devices in a timely or cost-effective manner. Because our customers often must install our devices before being able to fully utilize our platform, any interruption or delay in the supply of any of these devices or components, or the inability to obtain these devices or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to onboard new customers.
Evolving trade policies, including the imposition of tariffs and other trade barriers by the United States and other countries, can have the effect of increasing production costs and creating disruptions and delays in supply chains. We expect that the occurrence of these developments in regions where we operate would likely increase the cost of our devices, disrupt supply chain logistics, and affect our ability to efficiently transport, store, and deliver our devices to customers, which could negatively impact our revenue growth and operating margins. Our efforts to optimize our supply chain and manufacturing practices in light of evolving trade policies, component, production, and transportation costs, and other factors can be expensive, time-consuming, and disruptive to our business, operating results, and financial condition and may not result in their intended consequences.
Managing the supply of our devices is complex. Insufficient supply and inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our business, operating results, and financial condition.
Our third-party manufacturers and suppliers procure components for our devices based on our forecasts, and we generally do not hold significant inventory for extended periods of time. These forecasts are based on estimates of future demand for our platform, which can be adjusted based on historical trends and analysis and for overall market conditions, and we cannot guarantee the accuracy of our forecasts. In order to reduce manufacturing lead times and plan for adequate component supply, from time to time we may issue forecasts for components and products that are non-cancelable and non-returnable.
We rely on a limited number of suppliers for certain components of our devices. We generally purchase equipment or the components of equipment on a purchase order basis, and do not have long-term contracts guaranteeing supply. Our reliance on these suppliers exposes us to risks, including reduced control over production costs, constraints based on the then-current availability, terms, and pricing of these components.
Our inventory management systems and related supply chain visibility tools may be inadequate to enable us to accurately forecast and effectively manage supply of our devices. Supply management remains an increased area of focus as we balance the need to maintain supply levels that are sufficient to ensure competitive lead times against the risk of obsolescence because of rapidly changing technology and end-customer requirements. The technology industry has experienced component shortages, delivery delays, price increases, and service interruptions in the past, and we may experience shortages, delays, materially increased costs, or service interruptions in the future, including as a result of natural disasters, acts of war or international conflicts, epidemics or global pandemics, increased demand in the industry, or if our suppliers do not have sufficient rights to supply the components in all jurisdictions in which we may offer our platform, products, and services.
If we ultimately determine that we have excess and obsolete supply, we may have to record a reserve for excess material costs, or reduce our prices and write-down inventory, either of which in turn could result in lower margins. Alternatively, insufficient supply levels may lead to shortages that result in delayed revenue or loss of sales opportunities altogether as potential end customers are unable to access our platform and, as a result, turn to competitors’ products that are readily available. Additionally, any increases in the time required to manufacture our devices or ship these devices could result in supply shortfalls. If we are unable to effectively manage our supply and inventory, our business, operating results, and financial condition could be adversely affected.
Security and privacy breaches may adversely impact our business, operating results, and financial condition.
Our platform and our third-party service providers host, process, store, and transmit our and our customers’ proprietary and sensitive data, including personal data about customers, employees, business partners, and others, as well as trade secrets. We collect such information from individuals located both in the United States and abroad and may host, process, store, or transmit such information outside the country in which it was collected. While we and our third-party service providers have implemented security measures designed to protect the privacy and security of such data, these measures have failed in the past and could fail or be insufficient in the future, resulting in the unauthorized access or disclosure, modification, misuse, destruction, or loss of our or our customers’ data or other sensitive information. We have experienced, and may in the future experience, security incidents; however, to date, these incidents have not had a material impact on our business, operating results, and financial condition. Any security breach, disruption, or other incident that may affect our platform, our source code and other proprietary information, our operational systems, physical facilities, or the systems of our third-party processors, or the perception that a breach has occurred, or other adverse impact to the availability, integrity, or confidentiality of such platform and systems, could result in litigation (including class actions), indemnity obligations, regulatory enforcement actions, investigations, compulsory audits, fines, penalties, mitigation, and remediation costs, disputes, reputational harm, diversion of management’s attention, and other liabilities and damage to our business, operating results, and financial condition.
We face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our or our customers’ confidential or personal data and our and our third-party service providers’ information technology systems, typically caused by human error, system misconfiguration, or from cyber-attacks, including distributed-denial-of-service attacks, reverse-engineering of AI algorithms, web scraping, ransomware attacks, business email compromises, computer malware, viruses, and social engineering (including phishing), malicious code embedded in open-source software, or misconfigurations, “bugs,” or other vulnerabilities in commercial software that is integrated into our and our third-party service providers’ information technology systems, products, or services, which are prevalent in our industry. These threats come from a variety of sources including nation-state sponsored espionage and hacking activities, corporate espionage, organized crime, sophisticated organizations, hacking groups and individuals, and insider threats. Our cybersecurity measures have been circumvented in the past and could be circumvented or fail in the future, leading to the compromise of our customers’ data, trade secrets, or other sensitive information.
We also face increased cybersecurity risks due to employees accessing company resources using personal (i.e., “bring-your-own-device”) or unmanaged devices on open networks that often lack enterprise-grade security controls. Employees may also circumvent existing controls, use shadow information technology that we are unable to monitor with precision, or transfer data outside the network in unforeseen ways, including as part of their use of AI-based tools. Future incidents, exposures, or breaches could compromise our information technology systems, which may result in sensitive information being accessed, publicly disclosed, lost, corrupted, or stolen, and if we have information stolen as a result, we cannot guarantee that the loss of such information will not be used in a manner harmful to us. All of these create additional opportunities for third parties to use or sell such information competitively against us and for cybercriminals to exploit vulnerabilities, enable unauthorized access, and use social engineering techniques to carry out a cyberattack. If our, our customers’, or our partners’ security measures are breached as a result of third-party action, human error, system misconfiguration, malfeasance, or otherwise, and, as a result, someone obtains unauthorized access to our platform including confidential or personal data of our customers, our reputation could be damaged, our business may suffer loss of current customers and future opportunities, and we could incur significant financial liability including fines, cost of recovery, and costs related to remediation measures.

Techniques used to obtain unauthorized access or to sabotage systems change frequently. As a result, we may be unable to fully anticipate these techniques or to implement adequate preventative measures. Further, state-supported and geopolitical-related cyberattacks may rise in connection with regional geopolitical conflicts which have increased the risk of cyberattacks on various types of infrastructure and operations. Threat actors are also beginning to utilize AI-based tools, including generative AI-based tools, to execute attacks, circumvent security controls, evade detection, and remove forensic evidence, creating unprecedented cybersecurity challenges. As a result, we may be unable to detect, investigate, remediate, or recover from future attacks or incidents, or to avoid a material adverse impact to our information technology systems, confidential or personal data, or business. If an actual or perceived security breach or similar incident occurs, the market perception of our security measures could be harmed, and we could lose sales and customers. If we are, or are perceived to be, not in compliance with data protection, user privacy, or other legal or regulatory requirements or operational norms bearing on the collection, processing, storage, or other treatment of data records, including personal data, our reputation and operating performance may suffer. Any significant violations of data privacy could result in the loss of business, litigation, regulatory investigations and processes, and penalties that could damage our reputation and adversely impact our business, operating results, and financial condition.
We have certain contractual and legal obligations to notify customers and other stakeholders of security breaches. Most jurisdictions have enacted their own laws requiring companies to notify affected individuals, regulatory authorities, and relevant others of security breaches involving certain types of data, including personal data. The foregoing mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures, and may require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach.
A security breach or similar incident could lead to claims by our customers or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. There can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages. While we maintain cybersecurity insurance, our insurance may be insufficient or may not cover all liabilities incurred by such attacks and insurance may not be available to us in the future on economically reasonable terms or at all.
Any adverse impact to the availability, integrity, or confidentiality of our data, systems, or physical facilities could result in disputes, claims, or litigation with our customers and impacted third parties, or investigations by government authorities. These proceedings could force us to incur significant expenditures in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation. If required to fundamentally change our business activities and practices or modify our platform, products, and services in response to such litigation, we would experience an adverse effect on our business. If a security breach were to occur, and the confidentiality, integrity, or availability of our data or the data of our customers and users was disrupted, we could incur significant liability, or our platform, products, and services may be perceived as less desirable, which could damage our reputation and negatively affect our business, operating results, and financial condition.
If our platform cannot be used with our customers’ existing vehicles, mobile devices, or third-party technology offerings, our business, operating results, and financial condition may be adversely affected.
The functionality and popularity of our platform depends, in part, on our ability to ensure it works with our customers’ existing vehicles, mobile devices, and third-party technology offerings. These technologies and the terms governing their use may change in a manner that makes our platform incompatible with our customers’ needs and adversely impact our ability to serve them.
For example, changes in vehicle telematics could impact how effectively our hardware devices transmit vehicle data, changes in mobile application design could limit the effectiveness of our Driver App or Fleet

App, and changes by third parties to their software could prevent us from offering effective integrations to our platform on our App Marketplace. These types of changes could negatively affect adoption of our platform and harm our business. If we fail to integrate our platform with our customers’ technologies and with third-party technologies that our customers use, we may not be able to offer the functionality that our customers need, which could adversely impact our business, operating results, and financial condition. In addition, customers may require our platform to comply with certain security or other certifications and standards. If we are unable to achieve, or are delayed in achieving, compliance with these certifications and standards, we may be disqualified from selling our platform to such customers, or may otherwise be at a competitive disadvantage, either of which could adversely affect our business, operating results, and financial condition.
If our platform fails to perform properly, whether due to material defects with the hardware devices, platform software, or mobile applications, our reputation could be adversely affected, our market share could decline, and we could be subject to claims for returns, refunds, credits, damages, indemnity, or other forms of liability, including lawsuits.
Our platform is inherently complex and includes hardware devices, platform software, and mobile applications. Any material interruptions in the availability of our software platform, or mobile applications, or material defects that cause our hardware devices to malfunction, could result in:
•loss of, or delayed, market adoption and sales;
•loss of or unintended disclosure of data;
•breach of warranty claims;
•sales returns, credits, or refunds;
•loss of customers, users, and potential customers;
•diversion of development and customer service resources;
•destruction or compromised integrity of data and/or intellectual property; and
•injury to our brand and reputation.
The costs incurred in correcting any material performance issues in our platform may be substantial and could adversely affect our operating results. For example, we regularly push firmware updates and enhancements to our hardware devices. In the event of an unknown latent “bug,” or of an external compromise, such as a mass attack or breach of our security tokens, the hardware devices that receive these updates and enhancements may be compromised and unable to resume operations. If this were to happen, we would incur expense to resolve the issue for our customers, including to replace any malfunctioning hardware devices, which would adversely impact our reputation, business, operating results, and financial condition.
Moreover, our devices are subject to man-in-the-middle attacks, where a device or single group of devices may be compromised physically, when in customer hands or in transit. Given the nature of our business, we may be the target of state actors or hackers.
In addition, our products rely on data input by our customers for accuracy and continued operations. To the extent that data is inaccurate, due to user error or other manipulation or circumvention (for example, drivers using technology to evade monitoring), our platform will not perform as intended, which may result in harm to our reputation, business, operating results, and financial condition.
Further, we rely on our information technology systems, and those of other third parties, to process, transmit, and store electronic information. Our ability to effectively manage our business depends significantly on the reliability and capacity of these systems.

Our information technology systems, and those of the third parties on whom we rely, may be subject to damage or interruption from telecommunications problems, data corruption, data errors, software errors, fire, flood, acts of war, terrorism, armed conflicts, global pandemics, natural disasters, power outages, systems disruptions, system conversions, system updates, or human error. Our existing controls, safety systems, data backup, access protection, user management, and information technology emergency planning may not be sufficient to prevent data loss, long-term network outages, or other negative impacts to the usability of our platform. Our production systems may not be sufficiently resilient against regional outages and recovery from such an outage may take an extended period of time. While we have a data recovery plan, our data backup systems may fail and our data recovery plans may be insufficient to fully recover all of our or our customers’ data hosted on our system. In addition, we may have to upgrade our existing information technology systems or choose to incorporate new information technology systems from time to time in order to support the requirements of our growing and increasingly complex business. Introduction of new technology, or upgrades and maintenance to our existing systems, could result in increased costs or unforeseen problems which may disrupt or reduce our operating efficacy.
We have in the past and may in the future encounter service interruptions, outages, or disruptions due to issues integrating with our customers’ information technology systems, including, but not limited to, stack misconfigurations or improper environment scaling, defective updates or upgrades, our customers’ inability to access the internet, the failure of our network or software systems, security breaches, variability in user traffic for our platform or due to cybersecurity attacks on our or our customers’ information technology systems. For example, if our cloud hosting providers or the hosting provider of any of our third-party technology partners were to experience interruptions, delays, outages, or other service interruptions, including as a result of customer demand, that may impact our ability to provide service to our customers. We may be required to issue credits or refunds or otherwise be liable to our customers for damages they may incur resulting from certain of these events.
Our subscription agreements typically contain service-level commitments (“SLAs”) regarding platform availability and support. If we fail to meet these commitments, we may be obligated to provide affected customers with service credits, which would reduce our revenue in the periods in which such credits are applied.
Under our current standard agreements, service credits are the exclusive contractual remedy for SLA failures. While these agreements provide a right of termination for a material breach of the agreement that is not cured within the applicable notice period, isolated or recurring SLA shortfalls do not, in and of themselves, give rise to a termination right. However, a limited number of our legacy customer agreements, which are not representative of our current contracting practices, may provide for additional remedies, including, in rare instances, a right of termination for significant SLA failures.
Regardless of the specific contractual remedies, any prolonged downtime or significant performance issues could result in increased costs, reduced renewals, customer attrition, and reputational harm, any of which could adversely affect our business, operating results, and financial condition. While we currently maintain errors and omissions insurance, it may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.
If we are not able to maintain and enhance our brand and reputation, our business, operating results, and financial condition may be adversely affected.
We believe that maintaining and enhancing our brand and our reputation is critical to our relationship with existing customers and strategic partners and our ability to attract new customers and partners. The successful promotion of our brand depends on a number of factors, including our ability to develop additional features for our platform, our ability to successfully differentiate our platform from competitive products and services, our marketing efforts, and, ultimately, our ability to provide value to our customers. Although we believe it is important for our growth, our brand promotion activities may not be successful or yield increased revenue.

Harm to our brand and our reputation can also arise from many other sources, including competitor litigation and employee misconduct, which we have experienced in the past, and misconduct by our consultants, suppliers, and other third-party service providers that may result in data loss or technology failure. Under certain circumstances, our employees may misuse their access to our platform to secure an improper advantage. Any such misuse of our platform could result in negative press coverage and negatively affect our reputation, which could result in harm to our business, reputation, and operating results.
The perception of our platform in the marketplace may be significantly influenced by independent industry and research firms who evaluate and provide reviews of our platform, as well as those of our competitors. If reviews of our platform are negative, or less positive, compared to those of our competitors’, our brand may be adversely affected.
Our strategic partners may also affect our brand and reputation. If customers do not have a positive experience with these partners, it could harm our reputation with our customers.
Negative publicity about us, including about our management, the efficacy and reliability of our platform, our product offerings, our professional services, and the customers we work with, even if inaccurate, could adversely affect our reputation and brand.
Finally, we rely on a combination of intellectual property laws to establish and protect our rights over our brand. For more information, see the risk factor titled “—Failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could enable others to copy or use aspects of our platform without compensating us, which could harm our brand, business, operating results, and financial condition.”
We rely heavily on our direct sales force, and any inability to successfully build, scale, retain, or motivate our sales organization could adversely affect our business, operating results, and financial condition.
We rely heavily on our direct sales force to drive customer acquisition, expand adoption and usage among existing customers, and support our growth into new verticals and geographic markets. The successful execution of our strategy requires us to continually build, scale, and expand our direct sales force, both in the United States and internationally.
We have made, and expect to continue to make, significant investments to recruit, hire, train, and retain highly qualified sales personnel with the skills and technical knowledge necessary to market and sell our platform, products, and services. Competition for skilled sales professionals, especially those with experience in fleet management and AI-enabled software, is intense, and the costs associated with attracting and retaining such personnel may be substantial.
Newly hired sales personnel require significant time and resources to become fully productive. Our investments in training, onboarding, and sales operations may not yield anticipated results if new hires do not achieve productivity as quickly as expected or at all, or if turnover increases and we are unable to backfill roles with similarly qualified individuals in a timely manner. Further, as we continue to expand into new customer segments, industries, or geographic markets, we may encounter challenges identifying sales candidates with relevant experience or language and cultural competencies, which could slow or hinder our expansion plans.
If we do not successfully scale, develop, and support our direct sales organization—for example, if we fail to hire enough qualified sales personnel commensurate with our growth and new product releases, fail to provide effective ongoing training, professional development, and incentives, fail to adapt our sales processes as we expand internationally or target new markets or use cases, or fail to retain key sales personnel or replace departing sales leaders and high-performers—then our business, operating results, and financial condition may be materially and adversely affected.

In addition, any significant disruption, restructuring, or realignment of our sales organization (whether due to management changes, adjustments in sales strategy, changes to compensation structures, or internal reorganizations) could temporarily reduce productivity, disrupt customer relationships, or delay new customer acquisition and expansion sales. Motivating, retaining, and scaling our sales force, while also maintaining the quality of customer engagement and support, will require large and sustained investments. There can be no assurance that these investments will produce desired outcomes or that our sales organization will be able to meet our evolving business objectives.
Furthermore, because of our heavy dependence on direct sales execution, our operating results may be subject to significant fluctuations based on the performance, regional allocation, or turnover of our sales personnel. If we fail to hire the right talent, we will be unable to execute on our sales strategy to attract new customers, expand sales to existing customers, achieve our growth targets, and respond to competitive developments, any or all of which could adversely affect our business, operating results, and financial condition.
Business disruptions or performance problems associated with our technology and infrastructure, including interruptions, delays, or failures in service from our third-party cloud computing platform and other third-party service providers, could adversely affect our business, operating results, and financial condition.
We have experienced, and may in the future experience, disruptions, data loss, outages, and other performance problems with our platform and infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, or security-related incidents. If our platform is unavailable or if our customers are unable to access our platform within a reasonable amount of time, or at all, we may experience loss of customers, damage to our brand, or other harm to our business. Our customers rely on our platform to manage their fleets, equipment, sites, and other physical operations, and for compliance with various laws. If we do not effectively address capacity constraints, upgrade our systems, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, operating results, and financial condition could be adversely affected.
A significant portion of our platform and business operations run on a third-party cloud computing platform. Any disruption or failure of our third-party cloud computing platform, or other third-party service providers that we use, could cause delays in completing sales and providing services. The causes for such disruptions or failures could include a major earthquake, blizzard, fire, cyberattack, act of terrorism, or other catastrophic event, a decision by one of our third-party service providers to close facilities that we use without adequate notice, or other unanticipated problems with the third-party services that we use, including a failure to meet service standards.
We rely on third parties to provide many essential financial and operational services to support our business. Many of these vendors are less established and have shorter operating histories than traditional software vendors. Moreover, these vendors may provide their services to us through a cloud-based model instead of software that is installed on our premises. As a result, we depend upon these vendors to provide us with services that are always available and are free of errors or defects that could cause disruptions in our business processes. Any failure by these vendors to do so, or any disruption in our ability to access the internet, would materially and adversely affect our ability to manage our operations.
Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Further, our business or network interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of system failures and similar events.
Interruptions or performance problems with our technology and infrastructure or that of our third-party service providers could, among other things:
•disrupt our critical business operations, controls, or procedures or IT systems;

•severely affect our ability to conduct normal business operations;
•result in a material weakness in our internal control over financial reporting;
•result in our issuing credits or paying penalties or fines;
•cause our customers to terminate their subscriptions;
•harm our brand and reputation;
•adversely affect our renewal rates or our ability to attract new customers; or
•cause our platform to be perceived as not being secure.
Any of the above could adversely affect our business, operating results, and financial condition.
Our ability to deliver key products and drive growth depends in part on strategic partnerships across a variety of sectors, and any disruption or diminished cooperation could adversely affect our business, operating results, and financial condition.
We maintain and rely on a diverse ecosystem of strategic partners, including insurance companies, professional service providers, vendor finance partners, vehicle and equipment manufacturers, card and network partners, technology integration providers, and public sector channel partners, which strengthen our customer experience, extend our market reach, and support the delivery of our products and services. These relationships are important to our business model, but we do not control our partners’ priorities or resources, and any disruption, termination, or shift in focus could materially impact our business, operating results, and financial condition, including customer retention and growth.
We experience a number of risks in connection with our strategic partnerships, including those relating to supply chain delays and manufacturing dependencies, vendor and customer financing arrangements, card program management and credit and fraud risk, and integration and compatibility challenges. Our strategic partners generally retain the ability to alter, deprioritize, or discontinue their relationship with us; they may also contract with competitors or develop competing offerings. Failure by key partners to deliver on their responsibilities, adverse changes in partner agreements, or reputational harm suffered by our partners could negatively affect our business, operating results, and financial condition.
We may be subject to product liability, warranty, and recall claims that could result in significant direct or indirect costs, or we could experience greater device returns than expected, either of which could have an adverse effect on our business, operating results, and financial condition.
We are subject to the risk of product liability and warranty claims if our devices actually or allegedly fail to perform as expected or result, or are alleged to result, in bodily injury and/or property damage. Certain technologies incorporated in our devices may increase the risk profile of such devices. While we maintain what we believe to be reasonable insurance coverage to appropriately respond to such liability exposures, large product liability claims, if made, could exceed our insurance coverage limits and insurance may not continue to be available on commercially acceptable terms, if at all. We may not obtain enough insurance to adequately mitigate such operations-related risks, and we may have to pay high premiums, self-insured retentions, or deductibles for the coverage we do obtain. There can be no assurance that we will not incur significant costs to defend these claims or that we will not experience any product liability losses in the future.
Most of our hardware, including our AI Dashcam, AI Omnicam, Smart Dashcam, Vehicle Gateway, Asset Gateway Mini, Environmental Sensor, Engine Immobilizer, and Driver ID Reader, is covered by a limited warranty. If a product is found to have certain covered defects within the applicable warranty period, we will, at our discretion, repair or replace the affected hardware or, in certain cases, refund the customer a portion of the purchase price.

If any of our devices or components are, or are alleged to be, defective, we may be required to participate in recalls, exchanges, repairs, or customer claims against us, including warranty claim requests made under these terms. Since our customers use our solutions for critical aspects of their businesses, any errors, defects, disruptions, service degradations, or other performance problems with our solutions could hurt our reputation and may damage our customers’ businesses. Such issues may result in our customers delaying or withholding payment to us, cancelling their agreements, declining to renew, or making service credit claims, warranty claims, or other claims against us, with potential loss of future sales. The costs associated with honoring product warranties and bearing the cost of repair, replacement, or refunds may exceed our historical experience, which could have a material adverse effect on our business, operating results, and financial condition.
We face risks associated with the growth of our business in new use cases.
We have expanded and plan to continue to expand the use cases for our platform, including to those where we may have limited operating experience, and may be subject to increased business, technology, and economic risks that could affect our business, operating results, and financial condition. Expanding the use cases for our platform will continue to require significant resources, and there is no guarantee that such efforts will be successful or beneficial to us. Further, to the extent we expand into and within new use cases that are heavily regulated, we would face additional regulatory scrutiny, risks, and burdens from the governments and agencies which regulate those markets and industries, which could also increase our cost of doing business. Any failure to successfully expand into new markets and within existing use cases for our platform could harm our business, operating results, and financial condition.
Our ability to maintain customer satisfaction depends in part on the quality of our customer support. Failure to maintain high-quality customer support could have an adverse effect on our business, operating results, and financial condition.
We believe that the successful use of our platform, products, and services requires a high level of support and engagement for many of our customers. Increased demand for customer support, without corresponding increases in revenue, could increase our costs and adversely affect our business, operating results, and financial condition.
There can be no assurance that we will be able to hire sufficient support personnel as and when needed, particularly if our sales exceed our internal forecasts. Additionally, our customer support team uses third-party AI tools to assist them with responding to and resolving customer inquiries. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources or utilizing AI tools for customer support, our ability to provide high-quality and timely support to our customers will be negatively impacted, and our customers’ satisfaction and their usage of our infrastructure could be adversely affected.
Our Spend Management product exposes us to credit risk and other risks related to our customers’ ability to pay the balances incurred on their Motive Cards.
We offer our Motive Cards to a wide range of businesses, and the success of this product depends on our ability to effectively manage risks and detect fraud related to their use of the Motive Card. The credit decision-making process for issuing Motive Cards uses proprietary risk models and other techniques designed to analyze the credit risk of specific businesses based on, among other factors, their past purchase and transaction history. In addition, we bear the entire credit risk and are liable to the issuing bank to settle the transaction and may incur losses as a result of claims from the issuing bank. While we always seek to recover any losses from a customer, we may not fully recover them if a customer is unwilling or unable to pay due to their financial condition. Because we are liable to the issuing bank, we may also bear the risk of losses if a customer does not provide payment due to fraudulent or disputed transactions, which we have experienced in the past. We are also subject to risk from fraudulent acts of our customers’ employees or contractors. We have a fraud protection guarantee of up to $250,000 for customers that use our Motive Card, which exposes us to potentially significant and unpredictable losses in the event of fraudulent activity, which in turn could materially and adversely affect our business, operating results, and financial condition. Additionally, criminals are using increasingly sophisticated methods to engage in illegal activities which they may use to target us, including “skimming,” counterfeit payment cards, and identity theft. A single, significant incident or a series of incidents of fraud or theft involving Motive Cards could result in reputational damage to us, potentially reducing the use and acceptance of our Spend Management product or leading to greater regulation that would increase our compliance costs. Fraudulent activity could also result in the imposition of regulatory sanctions, including significant monetary fines. The foregoing could have a material adverse effect on our business, operating results, and financial condition.
Our failure to comply with our third-party card issuer’s program requirements may adversely impact our ability to offer our Spend Management product and issue Motive Cards.
We have entered into an agreement with a third-party card program manager to issue Motive Cards, process Motive cardholder transactions, and manage the relationships with the issuing bank and the card network. Our entry into this program requires us to meet security, compliance, and operational obligations. If we are not able to comply with those obligations or our agreement with the third-party card program manager is suspended, limited, or otherwise terminated for any reason (including, but not limited to, the failure by an issuing bank to comply with applicable regulations), we could experience service interruptions as well as suspension of services, delays, and additional expenses, and we may be unable to replace these services on competitive terms, or at all, which could adversely affect our ability to offer our Spend Management product and issue Motive Cards.
Our reliance on third-party vendor financing arrangements for customer purchases exposes us to risks of transaction discounts, deal loss if financing is unavailable or declined, and potential constraints on our customer base and revenue growth. If our customers are unable to obtain necessary credit approval, or our financing partners are unable or unwilling to fund new purchase arrangements, our sales process may be delayed or abandoned, which could adversely affect our business, operating results, and financial condition.
A significant and growing proportion of our customers pay for their subscriptions with funds borrowed from third-party lenders. We refer to these loans as vendor-financing arrangements. Under these arrangements, we receive the contract value net of fees from the lender, who assumes the risk of nonpayment by the customer. As a result, we face only minimal direct exposure to losses from customer non-payment post-funding, and are generally not subject to recourse by the lender in such circumstances, beyond our standard obligations (such as product warranty and customer onboarding).
However, our ability to recognize revenue for these sales is contingent on the customer’s ability to satisfy lender credit approval requirements and the lender’s willingness and capacity to fund new arrangements, which are dependent on the customer’s financial standing, submission of supporting documentation, and prevailing economic and credit market conditions. If a customer is denied credit or the lender declines or delays funding, we may not be able to complete the sale or recognize the associated revenue.
In certain cases, if a customer defaults post-funding, our agreements may require, at the request of the financing partner and subject to contractual terms, that we suspend or interrupt ongoing service to the customer until payment is regularized, which could negatively impact our customer operations and satisfaction, as well as our reputation. These arrangements are generally non-cancellable and cannot be downsized mid-term, and customers remain responsible for their full payment obligation even if their business needs decrease, which may heighten the likelihood of customer frustration, disputes, or non-renewal at contract end.
Any material reduction in the availability of third-party vendor financing, tightening of lender credit criteria, deterioration in lender financial condition, or adverse trends in customer creditworthiness could affect our ability to attract new customers, grow our revenue, and maintain profitability, and would ultimately harm our business, operating results, and financial condition.

Our future growth depends, in part, on sales to the public sector, and significant changes in the contracting or fiscal policies of such government organizations could adversely affect our business, operating results, and financial condition.
Our future growth depends, in part, on increasing sales to state and local government organizations, which we refer to as the public sector. Demand from the public sector is often unpredictable and subject to budgetary uncertainty. We have made significant investments to address the public sector, but we cannot assure you that these investments will be successful, or that we will be able to maintain or grow our revenue from the public sector. Although we anticipate that they may increase in the future, sales to the public sector have not accounted for, and may never account for, a significant portion of our revenue. Sales to the public sector are subject to a number of challenges and risks that may adversely affect our business, operating results, and financial condition, including the following risks:
•selling to the public sector can be highly competitive, expensive, and time consuming, often requiring significant upfront time and expense without any assurance that such efforts will generate a sale;
•we and our third-party vendors are subject to requirements relating to government certification, software supply chain, or source code transparency which may change and, in doing so, restrict our and their ability to sell into the government sector until we or they have attained the revised certification or meet other new requirements;
•government demand and payment for our platform may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our platform, including as a result of sudden, unforeseen, and disruptive events such as government shutdowns, government defaults on indebtedness, war, regional geopolitical conflicts around the world, incidents of terrorism, natural disasters, and public health concerns or epidemics;
•governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in their discontinuing use of our platform, which would adversely impact our revenue and operating results, or institute fines or civil or criminal liability if an investigation, audit, or other review, were to uncover improper or illegal activities;
•governments may require certain devices to be manufactured, produced, hosted, or accessed solely in their country or in other relatively high-cost locations, and we may not produce or host all devices in locations that meet these requirements, affecting our ability to sell these products to government organizations; and
•refusal to grant certain certifications or clearance by one government agency, or decision by one government agency that our devices do not meet certain standards, may cause reputational harm and cause concern with other government agencies.
The occurrence of any of the foregoing could cause government organizations to delay or refrain from purchasing our platform in the future or otherwise adversely affect our business, operating results, and financial condition. Furthermore, in January 2025, President Donald Trump announced an executive order establishing the Department of Government Efficiency in an effort to maximize government efficiency and productivity. Pressures on and uncertainty surrounding the U.S. federal government’s budget and potential changes in budgetary priorities, could adversely affect the funding for and purchases of our platform by government organizations.
Seasonality may cause fluctuations in our operating results and financial position.
We have experienced, and expect to continue to experience in the future, seasonality in our business. This seasonal trend affects the timing of our revenue, expenses, and cash flows, and may affect our operating results and financial condition. For example, we believe that the seasonality we experience is in part due to our customers’ procurement cycles, as many customers look to spend the unused portions of their budgets prior to the end of their fiscal years, as well as the timing and structure of our internal sales incentive and compensation programs. We expect to enter into a higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the second half of our fiscal year. We expect that this seasonality will continue to affect our operating results in the future and may become more pronounced as we continue to target larger customers.
This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in revenue, due to the fact that we recognize subscription revenue ratably over the term of the subscription. As a result, seasonality may cause fluctuations in our financial results, and other trends that develop may similarly impact our operating results. The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of industry or financial analysts. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.
Changes in our pricing, packaging, or billing models could adversely affect our business, operating results, and financial condition.
We have from time to time made changes to our pricing, packaging, and billing models, and we expect to make changes to our pricing, packaging, and billing models in the future. Our current pricing, packaging, and billing models may not accurately reflect the optimal pricing, packaging, and billing models necessary to attract new customers and retain existing customers, which makes it difficult to accurately plan and forecast our operating results. The introduction of alternative billing arrangements may impact our business, operating results, and financial condition and may make forecasting our operating results more difficult and result in comparisons to periods prior to the updates being less meaningful as some of the drivers underlying our business model will have changed.
Moreover, as the market for our platform matures, as we continue to add additional offerings to our platform, and as competitors introduce new products and services that compete with ours, we may be unable to attract new customers and retain existing customers at the same price or based on the same billing models as we have used historically. We may from time to time decide to make further changes to our billing models due to a variety of reasons, including, but not limited to, changes to the market for our platform, increased use of AI, pricing pressures, and the introduction of new products and services by competitors. Changes to the components of our billing models may result in customer dissatisfaction, lead to a loss of customers, and negatively impact our business, operating results, and financial condition. Moreover, our ability to increase or maintain prices may be constrained by competitive dynamics, customer expectations or pressure to provide discounts, or economic conditions. If we are unable to increase prices to offset rising costs, or if price increases significantly reduce customer demand, our business, operating results, and financial condition could be negatively impacted.
Because we recognize revenue from subscriptions to our platform over the term of the subscription, downturns or upturns in new business will not be immediately reflected in our operating results.
We generally recognize revenue from customers ratably over the term of their subscription, which typically ranges from one to five years. As a result, a substantial portion of the revenue we report in each period is attributable to the recognition of deferred revenue relating to agreements that we entered into during previous periods.
Due to our primary model of recognizing revenue ratably, a change in new sales or renewals in any one period is not immediately reflected in our revenue for that period. Any such change, however, will affect our revenue in future periods. Accordingly, the effect of downturns or upturns in new sales and potential changes in our rate of renewals will not be fully reflected in our operating results until future periods. Consequently, we may be unable to adjust our cost structure in a timely manner in response to a significant deterioration in sales or renewals, which could adversely affect our business, operating results, and financial condition.

In arrangements involving third-party vendor finance partners, we also recognize revenue ratably, but receive payment for the entire customer subscription contract upfront, net of financing fees paid by us on behalf of the customer. Under these agreements, the customer makes scheduled repayments directly to the finance partner. While this arrangement accelerates our cash flow and eliminates our exposure to the end customer’s credit risk, we retain certain performance-related risks. Our agreements with these finance partners generally require us to provide warranties and to indemnify them against losses resulting from any material breach of our underlying contract with the customer. A failure to meet these obligations could expose us to financial liability and could harm our business, operating results, and financial condition.
Our estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including due to the risks described herein. Even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.
Our market opportunity may change over time and there is no guarantee that any particular number or percentage of addressable customers covered by our market opportunity estimates will purchase our platform at all or generate any particular level of revenue for us. Any expansion in the markets in which we operate depends on a number of factors, including, but not limited to, the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the markets in which we compete meet the size estimates and growth as forecasted, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including, but not limited to, our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, our forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.
Our platform relies on cellular and GPS networks and any disruption, failure, or increase in costs of these networks could adversely affect the functionality of our platform, products, and services and impede our profitability and harm our business, operating results, and financial condition.
Two critical links in our current platform offerings are between our devices and GPS satellites and between our devices and cellular networks, which allow us to obtain location and other operational data and transmit that data to our platform. Service outages occurring in the cellular network upon which our platform relies or lack of coverage in certain locations have affected and may in the future adversely affect the functionality of our platform, products, and services. Moreover, technologies that rely on GPS depend on the use of radio frequency bands, and any modification of the permitted uses of these bands may adversely affect the functionality of GPS and, in turn, our solution.
Additionally, increases in the fees charged by cellular carriers for data transmission, changes to the conditions by which our cellular carriers provide service on their or their partners’ networks, or changes in the cellular networks themselves, such as a cellular carrier discontinuing support of the network currently used by our or our customers’ devices, could increase our costs and impact our profitability. Mobile carriers regularly discontinue radio frequency technologies as they become obsolete. If we are unable to design our solution into new technologies, our business, operating results, and financial condition could be harmed.

Existing and future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value, and adversely affect our business, operating results, and financial condition.
As part of our business strategy, we have in the past and expect to continue to make investments in and/or acquire complementary companies, services, products, technologies, or talent. All of our acquisitions and investments are subject to a risk of partial or total loss of investment capital. Our ability as an organization to acquire and integrate other companies, services, or technologies in a successful manner is not guaranteed.
In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. Our due diligence efforts may fail to identify all of the challenges, problems, liabilities, or other shortcomings involved in an acquisition. Further, current and future changes to the U.S. and foreign regulatory approval process and requirements related to acquisitions may cause approvals to take longer than anticipated, not be forthcoming, or contain burdensome conditions, which may prevent the transaction or jeopardize, delay, or reduce the anticipated benefits or synergies of the transaction, and impede the execution of our business strategy. If we do complete acquisitions, we may not ultimately strengthen our competitive position or ability to achieve our business objectives, and any acquisitions we announce or complete could be viewed negatively by our customers or investors. For example, in 2020, we elected to wind down our acquisition of a freight brokerage company due our inability to achieve our business objectives.
If we are unsuccessful at integrating acquisitions, or the technologies and personnel associated with such acquisitions into our company, the business, operating results, and financial condition of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, causing unanticipated write-offs or accounting (including goodwill) charges. Additionally, integrations could take longer than expected, or if we move too quickly in trying to integrate an acquisition, strategic investment, partnership, or other alliance, we may fail to achieve the desired efficiencies.
We have had, and may in the future have, to pay cash, incur debt, or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition and the market price of our Class A common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders, which, depending on the size of the acquisition, may be significant. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.
Furthermore, our ability to make acquisitions and finance acquisitions through the sale of equity or issuance of debt is limited by certain restrictions contained in the Credit Agreement and the Convertible Securities (each as defined below). For additional information, see the section titled “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”
Additional risks we may face in connection with acquisitions include:
•diversion of management’s time and focus from operating our business to addressing acquisition integration challenges;
•the inability to coordinate research and development and sales and marketing functions;
•the inability to integrate solution and service offerings;
•retention of key employees from the acquired company;

•changes in relationships with strategic partners or the loss of any key customers or partners as a result of acquisitions or strategic positioning resulting from the acquisition;
•cultural challenges associated with integrating employees from the acquired company into our organization;
•integration of the acquired company’s accounting, customer relationship management, management information, human resources, and other administrative systems;
•the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures, and policies;
•unexpected security risks or higher than expected costs to improve the security posture of the acquired company;
•higher than expected costs to bring the acquired company’s IT infrastructure up to our standards;
•additional legal, regulatory, or compliance requirements;
•financial reporting, revenue recognition, or other financial or control deficiencies of the acquired company that we do not adequately address and that cause our reported results to be incorrect;
•liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities;
•failing to achieve the expected benefits of the acquisition or investment; and
•litigation or other claims in connection with the acquired company, including claims from or against terminated employees, customers, current and former stockholders, or other third parties.
Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits or synergies of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally.
Key business metrics and other estimates are subject to inherent challenges in measurement and to change as our business evolves, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics or any changes in metrics we disclose.
We regularly review key business metrics, including annualized recurring run-rate (“ARR”) and Large Customers (as defined in the section titled “Management’s discussion and analysis of financial condition and results of operations”), and other measures to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement at the time of reporting, there are inherent challenges in such measurements. If we fail to maintain effective processes and systems, our metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. We regularly review our processes for calculating these metrics, and from time to time we make adjustments to improve their accuracy. Moreover, we may periodically change the definition or methodology underlying our metrics. If our key metrics are inaccurate or if investors perceive any changes to our key business metrics or the methodologies for calculating these metrics negatively, our business could be adversely affected.
Adverse global macroeconomic conditions or reduced spending on fleet management technology could adversely affect our business, operating results, and financial condition.
Our business depends on the overall demand for fleet management solutions and technology solutions for the physical economy and on the economic health of our current and prospective customers. As the landscape for the types of solutions that we offer evolves, the purchase of certain of our products and services may be considered discretionary and involve a significant commitment of capital, implementation, and other resources by an organization and, as a result, prospective customers may decide not to purchase our platform, products, and services and existing customers may reduce their use of our products and services. Weak global and regional economic conditions—including, but not limited to, U.S. and global macroeconomic issues, actual or perceived global banking and finance related issues, any economic impacts due to changes in U.S. federal spending, changes in tariffs and trade restrictions, labor shortages, supply chain disruptions, fluctuating interest rates and inflation, changes in spending environments, geopolitical instability, warfare, and uncertainty, including the effects of geopolitical conflicts—could result in longer sales cycles, pressure to lower prices for our platform, reduced sales to new or existing customers, or slower or declining growth of our business or negatively impact our ability to attract new customers, retain existing customers, or increase the adoption of our platform, products, and services by new and existing customers, any of which would adversely affect our business, operating results, and financial condition. Deterioration in economic conditions in any of the countries in which we do business could also cause slower or impaired collections on accounts receivable, which may adversely impact our liquidity and financial condition.
The imposition of tariffs, border taxes, or other barriers to trade may directly or indirectly impact our business, operating results, financial condition, and stock price, including as a result of any impact on our customers that may reduce demand for our platform, products, and services. For example, the United States has recently announced tariffs, certain of which have been temporarily suspended, on imported goods from most countries and select countries have announced retaliatory tariffs in response, contributing to volatility in the markets. There can be no assurance that we will be able to mitigate the impacts of the foregoing or any future changes in global trade dynamics on our business.
We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war and regional geopolitical conflicts around the world, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have an adverse effect on us. Our business operations are also subject to interruption by fire, power shortages, flooding, and other events beyond our control. In addition, our global operations expose us to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. Further, acts of war, armed conflict, terrorism, and other geopolitical unrest, such as the conflicts in the Middle East, between India and Pakistan, and between Russia and Ukraine, could cause disruptions in our business, the businesses of our partners or customers, or the economy as a whole. Moreover, the risks associated with AI technology are still unknown and advances in AI could pose risks, including, but not limited to, cyberattacks, terrorism, disruption to labor markets, criminal misuse, autonomous warfare, and catastrophic accidents.
In the event of a natural disaster, including, but not limited to, a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, cyberattack, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. Climate change could result in an increase in the frequency or severity of such natural disasters. Moreover, any of our office locations may be vulnerable to the adverse effects of climate change. For example, we have corporate offices located in California, a state that frequently experiences earthquakes, wildfires, and resultant air quality impacts and power shutoffs associated with wildfire prevention, heatwaves, and droughts. These events can, in turn, have impacts on inflation risk, food security, water security, and on our employees’ health and well-being. Additionally, all the aforementioned risks will be further increased if we do not implement an effective disaster recovery plan or our partners’ or customers’ disaster recovery plans prove to be inadequate.

Risks related to our people
We rely on Shoaib Makani, our co-founder, Chief Executive Officer, and a member of our board of directors, other members of our management team, and other key employees and will need additional skilled personnel to grow our business. The loss of one or more key employees or our inability to hire, integrate, train, manage, retain, and motivate qualified personnel, including members of our board of directors, could harm our business.
Our future success depends, in part, on our ability to hire, integrate, train, manage, retain, and motivate the members of our management team and other key employees throughout our organization. In particular, we are highly dependent on the services of Shoaib Makani, who is critical to the development of our technology, products, platform, future vision, and strategic direction.
The loss of key personnel, including members of our management team, our board of directors, and certain highly-skilled members of our sales, marketing, product, technology, support, business systems, finance, legal, or people teams, could disrupt our operations and have an adverse effect on our ability to grow our business. We also do not maintain key person insurance on any members of our management team in the event of a loss due to death or disability. From time to time there have been, and may in the future be, changes in our management team. While we seek to manage any such transitions carefully, such changes may result in a loss of institutional knowledge, cause disruptions to our business, and negatively affect our business.
Competition for highly-skilled personnel is intense, especially in markets such as the San Francisco Bay Area where we have a substantial presence and need for highly-skilled personnel, and we may not be successful in hiring or retaining qualified personnel to fulfill our current or future needs. If we fail to attract highly-skilled personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be severely harmed.
In particular, we continuously compete for exceptional engineers and product managers with experience designing, developing, and managing hardware devices, platform software, mobile applications and related services. Competition is especially pronounced in the market for AI talent.
We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly-skilled employees with appropriate qualifications at a suitable cost, and this risk may be exacerbated by factors related to, among other things, increased recruiting efforts by other companies.
Many of the companies that we compete with for experienced personnel have greater resources than we have and may offer lucrative compensation packages. In the past, we have used stock-based compensation to recruit and retain qualified employees. If the perceived value of our stock-based compensation is viewed as below market or declines, it may adversely affect our ability to attract and retain highly-skilled employees. Even if we are able to recruit and retain qualified personnel, the cost of doing so may impact our profitability and our ability to meet the expectations of investors and analysts.
Our competitors also may be successful in recruiting and hiring members of our management team, sales team, or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. We have in the past, and may in the future, be subject to allegations that employees we hire have been improperly solicited, have divulged proprietary or other confidential information, their former employers own such employees’ inventions or other work product, or they have been hired in violation of non-compete provisions or non-solicitation provisions, all of which may prevent us from hiring or retaining qualified personnel.
We also invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them and increases our costs. Further, the labor market is subject to external factors that are beyond our control, including, but not limited to, our industry’s highly competitive market for skilled workers and leaders, cost inflation, overall macroeconomics, and workforce participation rates. Should our competitors recruit our employees, our level of expertise and ability to execute our business plan would be negatively impacted.

In recent years, the increased availability of hybrid or remote working arrangements has also expanded the pool of companies that can compete for our employees and employment candidates. Although we have entered into employment agreements with our key employees, these agreements are on an “at-will” basis, meaning they are able to terminate their employment with us at any time. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be severely harmed.
Restrictive immigration policies or legal or regulatory developments relating to immigration in any of the global markets in which we have employees may also negatively affect our efforts to attract and hire new personnel as well as retain our existing personnel. Our business may be adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes.
If we do not effectively integrate, train, manage, and retain product, engineering, and sales personnel, and expand our product, research, engineering, and sales capabilities, we may be unable to increase our customer base and increase sales to our existing customers.
Our ability to increase our customer base, enhance our platform, and achieve broader market adoption of our products and services will depend to a significant extent on our ability to continue to hire, integrate, and retain talented product, research, and engineering personnel. We have dedicated, and plan to continue to dedicate, significant resources to our product, research, and engineering programs to enhance our platform, including by investing in developing additional features and products, but there is no guarantee that we will be successful in such endeavors. If we are unable to find efficient ways to deploy our product, research, and engineering investments or if these programs are not effective, our business, operating results, and financial condition would be adversely affected.
Additionally, in recent years, we have made significant investments in our sales and marketing teams and plan to continue expanding our sales force. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in part, on our success in hiring, integrating, training, managing, and retaining sufficient numbers of qualified sales personnel to support our growth, particularly in international markets.
New hires require significant training and may take extended time before they are productive. Our recent hires and planned hires may not become productive as quickly as we expect, or at all, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. Moreover, our international expansion may be slow or unsuccessful if we are unable to retain qualified personnel with international experience, language skills, and cultural competencies in the geographic markets which we target.
We believe that our company culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.
We believe that our company culture has been and will continue to be vital to our success, including in attracting, developing, and retaining highly-skilled personnel to deliver an exceptional product and service experience to our customers. We have worked to develop our culture, and we strive to empower our employees to continuously learn, evolve, and grow, and treat each other with respect. If we do not continue to develop our company culture as we grow and evolve, including maintaining a culture that encourages a sense of ownership by our employees, it could harm our ability to foster the innovation, creativity, and teamwork that we believe we need to support our growth. We continue to hire to support our growth. As our organization grows and is required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our company culture, which could negatively impact its future success. Further, maintaining a cohesive company culture may prove difficult as a significant percentage of our employees work fully remote or remotely for at least part of the workweek. If we are unable to maintain our company culture, we could lose the innovation, passion, and dedication of our team and as a result, our business and ability to focus on our corporate objectives may be harmed.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.
We operate in a rapidly changing industry. Accordingly, our risk management policies and procedures may not fully identify, monitor, and manage the major risks facing our business. If our risk management policies and procedures are not fully effective or we are unsuccessful identifying and mitigating the major risks to which we are or may be exposed, we may incur losses that exceed our coverage limits or are not insured or insurable, suffer harm to our reputation, or be subject to litigation or regulatory actions that could adversely affect our business, operating results, or financial condition.
Risks related to our intellectual property
Failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could enable others to copy or use aspects of our platform without compensating us, which could harm our brand, business, operating results, and financial condition.
We rely on a combination of patent, trademark, copyright, and trade secrets laws, and contractual provisions, including confidentiality agreements, to establish and protect our intellectual property and proprietary technology, including from unauthorized use or disclosure by our customers, third-party partners, employees, and consultants. However, the steps we take to obtain, maintain, protect, and enforce our intellectual property and proprietary rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. For example, our applications to register the MOTIVE trademark in the United States have been opposed by third parties, and, while one of the third parties has dismissed their opposition, the other opposition proceeding remains pending. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our proprietary technology and develop and commercialize substantially identical products, services, or technologies, and our business, operating results, and financial condition may be harmed.
Valid patents may not issue from our pending or future patent applications, and the claims allowed on any issued patents may not be sufficient to protect our technology or platform. Any issued patents that we have or may obtain may be challenged or circumvented, invalidated, or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. For example, an inter partes review of one of our patents was instituted in August 2025. In addition, there may be issued patents held by third parties of which we are not aware, that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or products. There may also be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or products. Patent applications in the United States are typically not published until at least 18 months after filing, or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Recent changes to patent laws in the United States may also bring into question the validity of certain software patents and may make it more difficult and costly to prosecute patent applications.
Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain, which may lead to increased costs and risks surrounding the prosecution, validity, ownership, enforcement, and defense of our issued patents, patent applications, and other intellectual property rights, as well as uncertainty regarding the outcome of third-party claims of infringement, misappropriation, or other violation of intellectual property rights which may be brought against us and actual or enhanced damages that may be awarded in connection with any such current or future claims. Such uncertainty could have a material and adverse effect on our business, operating results, and financial condition.
In particular, we are unable to predict or assure that:
•our intellectual property rights will not lapse or be invalidated, circumvented, challenged, or, in the case of third-party intellectual property rights licensed to us, be licensed to others;
•our intellectual property rights will be sufficient to protect our products and services or our business or provide competitive advantages to us;
•rights previously granted by third parties to intellectual property rights licensed or assigned to us, including portfolio cross-licenses, will not hamper our ability to assert our intellectual property rights or hinder the settlement of currently pending or future disputes;
•any of our pending or future patent, copyright, or trademark applications will be issued or have the coverage originally sought; and
•we will be able to enforce our intellectual property rights in certain jurisdictions, in particular in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and mechanisms for enforcement may be inadequate.
Despite our efforts to protect our proprietary rights, it may be possible for third parties to copy our products and aspects of our platform or obtain and use information that we regard as proprietary due to inadvertent disclosure by our employees, consultants, or vendors, or malfeasance by a third party, including to create products that compete with ours. We enter into confidentiality agreements or other agreements that contain confidentiality provisions with our employees, consultants, vendors, and customers, and limit access to and distribution of our proprietary information, as well as protect our ownership of proprietary information developed by our employees in the course of their work with us. We also enter into agreements governing the assignment to us of our proprietary information created by our service providers in the course of their services to us. However, such agreements may not be enforceable in full or in part in all jurisdictions and no assurance can be given that our employees, consultants, vendors, and customers will fully comply with these agreements and that we will be effective in controlling access to, or distribution, use, misuse, misappropriation, reverse-engineering, or disclosure of our proprietary information, know-how, and trade secrets or that such agreements are effective in granting ownership of our proprietary information to us. In addition, any breach of these agreements could negatively affect our business and our remedy for such breach may be limited. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and platform capabilities. As such, we cannot guarantee that the steps taken by us to prevent unauthorized access, use, disclosure, and distribution of our proprietary information will adequately protect our technology.
We pursue the registration of our patents, copyrights, trademarks, service marks, and domain names in the United States and in certain foreign jurisdictions. These application processes are expensive and may not be successful in all jurisdictions or for every such application, and we may not pursue such protections in all jurisdictions that may be relevant, for all our goods or services, or in every class of goods and services in which we operate. Additionally, we may not be able to obtain, maintain, protect, exploit, defend, or enforce our intellectual property rights in every foreign jurisdiction in which we operate. For example, effective trade secret protection may not be available in every country in which our products are available or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. Further, many foreign countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In addition, any changes in the trade secret, employment, and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secrets and other intellectual property rights. The legal systems of certain foreign countries do not favor the enforcement of patents, trademarks, copyrights, trade secrets, and other intellectual property and proprietary protection, which could make it difficult for us to prevent or stop any infringement, misappropriation, dilution, or other violation of our intellectual property rights. If we fail to maintain, protect, and enhance our intellectual property rights, our brand, business, operating results, and financial condition may be harmed. In addition, from time to time we have engaged employees, contractors, and developers located outside of the United States to assist with the development of our technology and intellectual property. Each jurisdiction has different rules regarding the language and procedures required to effectively assign to us certain intellectual property rights, and we may not have effectively implemented such language and procedures in each jurisdiction on every occasion, which may also limit our ability to perfect and protect our technology and intellectual property rights.
From time to time, we have been, currently are, and may in the future be, party to litigation to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Protecting our intellectual property rights, both as a defendant and plaintiff, as applicable, through litigation in the United States and internationally has entailed, and may in the future entail, significant time and expense. For example, although an Administrative Law Judge (“ALJ”) in the U.S. International Trade Commission (“ITC”) investigation has determined that we have not violated section 337 of the Tariff Act of 1930, her determination may be reviewed by the ITC. If the ITC decides to review her determination, and disagrees with her final determination, that ITC decision could adversely impact our business, results of operations, and financial condition, and a further appeal to the Federal Court of Appeals would involve additional expense. For additional information, see the section titled “Business—Legal proceedings.” Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. If we are unable to protect our proprietary rights, including aspects of our software and platform protected other than by patent rights, we will find ourselves at a competitive disadvantage to others who need not incur the expense, time, and effort required to create our platform and other innovative products that have enabled us to be successful to date. Moreover, we may need to expend additional resources to defend our intellectual property rights in foreign countries, and our inability to do so could impair our business or adversely affect our international expansion.
Furthermore, the application of intellectual property law to AI technologies is a new and emerging practice, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems and relevant system input and outputs. The law is also uncertain across jurisdictions regarding the copyright ownership of content that is produced in whole or in part by AI tools. As a result, our use of AI tools in our product development and engineering processes may make it difficult to assert ownership rights over our technology. If we fail to obtain protection for the intellectual property rights concerning our AI technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our reputation, business, operating results, and financial condition. In addition, given the long history of development of AI technologies, other parties may have, or in the future may obtain, patents or other proprietary rights that could prevent, limit, or interfere with our ability to make, use, or sell our own AI technologies.
Third parties have claimed and may claim that our platform infringes, misappropriates, or otherwise violates their intellectual property rights and such claims could be time-consuming or costly to defend or settle, result in the loss of significant rights, or harm our relationships with our customers or reputation in the industry.
We are, and may in the future become, subject to intellectual property disputes. For additional information regarding the intellectual property disputes we are currently a part of, see the section titled “Business—Legal proceedings.” Our success depends, in part, on our ability to develop and commercialize our platform, products, and services without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our platform, products, or services are infringing, misappropriating, or otherwise violating third-party intellectual property rights. Third parties have claimed, and may in the future bring claims alleging, that our current or future platform capabilities, products, and services infringe their intellectual property rights. Such claims may also result in legal claims against our third-party partners and our customers. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such claims will not have an adverse effect on our business, operating results, and financial condition. These claims are and may in the future be time consuming, costly to defend or settle, damage our brand and reputation, harm our customer relationships, and create liability for us. Contractually, we are obligated to indemnify our partners and customers for certain expenses or liabilities they may incur as a result of any such third-party intellectual property infringement claims associated with our products and services. In addition, to the extent that any claim arises as a result of third-party technology we have licensed for use in our products and services, we may be unable to recover from the appropriate third party any expenses or other liabilities that we incur. We expect the number of such claims, whether warranted or not, to increase, particularly as a public company with an increased profile and visibility, as the number of products and services and the level of competition in our market grows, as the functionality of our products and services overlaps with that of other products and services, and as the volume of issued software patents and patent applications continues to increase.
Companies in the software and technology industries, some of whom may compete with us, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently engage in litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, patent holding companies, non-practicing entities, and other adverse patent owners that are not deterred by our existing intellectual property protections may seek to assert patent claims against us. From time to time, third parties have invited us to license their patents and may, in the future, assert patent, copyright, trademark, or other intellectual property rights against us, our third-party partners, or our customers. We have received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims.
There may be third-party intellectual property rights, including issued or pending patents and trademarks, that cover significant aspects of our technologies or business methods and assets. In the event that we engage software engineers or other personnel who were previously engaged by competitors or other third parties, we may be subject to claims that those personnel have inadvertently or deliberately incorporated proprietary technology of third parties into our products or have otherwise improperly used or disclosed trade secrets or other proprietary information. We may also in the future be subject to claims by employees or contractors asserting an ownership right in our patents, patent applications, or other intellectual property rights as a result of the work they performed on our behalf. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market, and support potential products or enhancements, which could severely harm our business.
Further, we may use AI technologies, including tools provided by third parties, to develop or assist in the development of our own software code. While use of such tools makes our development process more efficient, AI technologies have sometimes generated content that is “substantially similar” to proprietary or open source software code on which the AI tool was trained. If the AI technologies we use generate code that is too similar to other proprietary code, or to software processes that are protected by patents, we could be subject to intellectual property infringement claims. We may also not be able to anticipate and detect security vulnerabilities in such AI-generated software code, including those that could be induced by a maliciously trained AI model. If our tools generate code that is too similar to open source code, we risk losing protection of our own proprietary code that is commingled with such code. Finally, to the extent we use third-party AI technologies to develop software code, the terms of use of these tools may state that the third-party provider retains rights in the generated code.

Any intellectual property claims, whether with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert our management’s attention and other resources, even if such claims do not result in litigation or are resolved in our favor. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights, and may require us to indemnify our customers for liabilities they incur as a result of such claims. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We may be required to seek a license for the applicable third-party intellectual property rights, which may not be available on reasonable terms, or at all. Even if a license was available, we could be required to pay significant royalties, which would increase our operating expenses, or we could be required to develop alternative non-infringing technology, which may require significant time, effort, and expense, and may affect the performance or features of our platform. If we cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of our business, we may decide to limit or stop sales of certain of our products or services and may be unable to compete effectively. Moreover, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. Any of these results would adversely affect our business, operating results, and financial condition.
Some of our technology incorporates “open-source” software, which could under certain circumstances materially and adversely affect our ability to sell our platform and subject us to possible litigation.
Certain hardware designs and software used to build our products and services are, and certain software of our customers, third-party partners, and vendors, may be, derived from “open-source” materials that are made generally available to the public by their authors or other third parties. Open source software is made available under licenses that in some instances may subject us to certain unfavorable conditions, including requirements that we offer our proprietary software, or portions of our proprietary software, which incorporates or links to such open source software, for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating, or using such open source software, and that we license such modifications or derivative works under the terms of the applicable open source licenses.
Our platform contains third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to sell our platform, products, and services. The use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, which licensors are not typically required to maintain and update, and licensors can change the license terms on which they offer the open source software without notice. In addition, some open-source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our platform. Further, the shared nature of open source software means the source code for open source software used in our, or our vendors’, offerings is widely available to the public, and a malicious actor could attempt to identify or create vulnerabilities in this open sourced code and exploit those security vulnerabilities, which may increase the likelihood of a data breach, network interruption, or other type of ransomware attack or cyberattack against us or against third parties who may use open source software, such as our key vendors or technology licensors, any of which could negatively impact our business. Although we monitor our use of open source software in an effort to comply with the terms of the applicable open source licenses, to avoid subjecting our platform and products to conditions we do not intend, and to avoid subjecting our platform and products to security vulnerabilities, many of the risks associated with use of open source software cannot be eliminated and such risks could materially and adversely affect our business, operating results, and financial condition, as well as our reputation, including if we are required to take remedial action that may divert resources away from our development efforts.

Our use and distribution of certain software is subject to open-source licenses that may require that we make certain source code publicly available. If we combine and distribute our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the combined source code of our proprietary software to the public, under terms authorizing further modification and redistribution, or otherwise be limited in the licensing of our offerings, each of which could provide an advantage to our competitors or other entrants to the market, create security vulnerabilities in our platform, require us to re-engineer all or a portion of our platform, and reduce or eliminate the value of our platform. This would allow our competitors to create similar offerings with lower development efforts and in less time and ultimately could result in a loss of sales for us. If we inappropriately use or incorporate open-source software subject to certain types of open-source licenses that challenge the proprietary nature of our products, we may be required to re-engineer such products, discontinue the sale of such products, or take other remedial actions. Any efforts to re-engineer all or a portion of our platform could result in potentially prolonged periods of reduced usability and accessibility of our platform, which in turn would adversely affect our business, operating results, and financial condition.
There is evolving legal precedent for interpreting the terms of certain open-source licenses, including the determination of which works are subject to the terms of such licenses. The terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize any offerings incorporating such software. Moreover, we may have incorporated or used open-source software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures, and we cannot guarantee that our processes for controlling our use of open-source software in our platform are or will be effective. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. These claims, regardless of validity, could result in time consuming and costly litigation, divert management’s time and attention away from developing the business, expose us to customer indemnity claims, or force us to disclose source code. Litigation could be costly for us to defend, result in our paying damages or entering into unfavorable licenses, have a negative effect on our business, operating results, and financial condition, or cause delays by requiring us to devote additional research and development resources to modify our platform.
We license technology from third parties for the development of our products, and our inability to maintain those licenses could harm our business.
We currently rely on or incorporate, and will in the future rely on or incorporate, technology that we license from third parties, including software and large language models, into our products. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies become unreliable, unavailable, or fail to operate properly, we may not be able to secure adequate alternatives in a timely or cost-effective manner, or at all, and our ability to offer our products and remain competitive in our market would be harmed. Further, licensing technologies from third parties exposes us to increased risk of being the subject of intellectual property infringement claims due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against infringement risks. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our platform. In addition, some of our third-party license agreements may be terminated by our licensors for convenience, or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell products and services containing or dependent on that technology would be limited, and our business, including our operating results, financial condition, and cash flows could be harmed. Additionally, if we are unable to license technology from third parties, we may decide to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer new or competitive products and increase our costs. Third-party software we rely on may be updated infrequently, unsupported, or subject to vulnerabilities that may not be resolved in a timely manner, any of which may expose our products to vulnerabilities. Any impairment of the technologies of or our relationship with these third parties could harm our business, operating results, and financial condition.
Risks related to legal and regulatory matters
Our business is subject to complex and evolving U.S. and foreign laws, regulations, and industry standards, many of which are subject to change and uncertain interpretations, which uncertainty could harm our business, operating results, and financial condition.
We are subject to many U.S. and foreign federal, state, and local laws, regulations, and industry standards that involve matters central to our business, including laws and regulations that involve data privacy, data security, intellectual property, including copyright and patent laws, AI technologies, antitrust and competition, employment, labor, immigration, consumer protection, financial services, public health, workplace safety, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business.
Failure to comply with applicable laws and regulations could require us to incur significant compliance, research and development, and other costs, penalties, and fines; adversely impact our business reputation and customer relationships; and otherwise adversely affect or make impossible our ability to produce, market, and sell our products and services. Some of our products are required to be certified under applicable standards in certain jurisdictions, and failure to obtain or maintain those certifications would prevent or limit our ability to operate in those jurisdictions. For example, some of our customers use our products to comply with hours of service (“HOS”) restrictions and obligations to record compliance with those HOS restrictions by using an electronic logging device (“ELD”). In the United States, to the extent our products and services function as ELDs, they are subject to regulation by the Federal Motor Carrier Safety Administration (the “FMCSA”) which requires that ELD manufacturers register and self-certify that the ELDs they offer for sale have been sufficiently tested to meet certain functional requirements, which are subject to interpretation communicated through formal or informal guidance, or change through formal administrative rulemaking processes. For example, from time to time, we have received and expect to continue to receive inquiries from the FMCSA relating to the functionality of our self-certified ELD. These inquiries could put the self-certification of our ELD product at risk or require changes to our ELD functionality that could make our ELD product less desirable to existing and potential customers. Additionally, meeting existing functional requirements requires reading and interpreting diagnostic information from commercial motor vehicle engines employing communication protocols that differ across vehicle makes, models, and years and continue to evolve. Our ability to design, develop, and sell our products and services will continue to be subject to these rules and regulations, as well as many other federal, state, local, and foreign rules and regulations, for the foreseeable future. Further, applicable law in Canada similarly mandates that motor carriers and drivers subject to HOS requirements use ELDs that have been tested and certified by an accredited third-party certification body to comply with certain functional requirements subject to interpretation and potential change. While we have obtained and maintain certification for our current ELD products in Canada, failure to obtain certification for future ELD products, or to maintain the existing certifications for our certified ELD products, would prevent current and potential customers from using our ELD services for compliance purposes in Canada and could negatively impact the reputation and goodwill of our ELD offering in the United States. Furthermore, our solution may transmit radio frequency waves, the transmission of which is governed by the rules and regulations of the Federal Communications Commission, as well as other regulatory bodies.
The introduction of new products, such as our introduction of the Spend Management product, expansion of our activities in certain jurisdictions, or other actions that we take may subject us to additional laws, regulations, or other government scrutiny. As we expand internationally, we cannot guarantee that we will be able to comply with all relevant laws and regulations of every jurisdiction in which our platform can be accessed, including, but not limited to, with respect to the data privacy laws of various jurisdictions. We are subject to various laws and regulations, including the Telephone Consumer Protection Act and similar state and foreign laws, that impose specific requirements on communications, including requirements related to obtaining consent from recipients before sending certain communications, and provide for significant statutory damages and penalties for violations. In addition, we are also subject to specific obligations relating to information considered sensitive under applicable laws, such as financial data and biometric data. If we are found to be in violation of the laws, regulations, or standards of any of the jurisdictions where we make our platform available, we could face legal liability, fines, and costly investigations or regulatory processes, and we may decide to restrict access to our platform in such jurisdictions, which would harm our growth, revenue, and operating results. We have been, and may in the future be, subject to claims, lawsuits, and regulatory actions alleging violations of these laws.
In addition, we are subject to evolving laws, regulations, policies, and international accords relating to matters beyond our platform, products, and services, including, but not limited to, environmental sustainability, climate change, human capital, and employment matters. In particular, we face challenges inherent in effectively and efficiently managing a workforce across a large number of jurisdictions, many of which have differing labor law requirements, including the need to implement appropriate systems, policies, benefits, and compliance programs. Compliance with such laws, regulations, and policies may require significant investment and expense. Further, if we fail to implement the necessary programs, frameworks, and principles for compliance, our reputation, business, operating results, and financial condition may be adversely affected.
The costs of complying with these laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows, and our geographic scope expands. The impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. Any failure or perceived failure of compliance on our part to comply with the laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, operating results, and financial condition. Furthermore, it is possible that certain governments may seek to block or limit our platform or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our platform for an extended period of time or indefinitely.
We may need to obtain state or local licenses to expand the use cases for our Spend Management product, which could adversely affect our business, operating results, and financial condition.
Certain states have adopted laws regulating and requiring licensing, registration, or other approval of, or submission of regulatory filings by, parties that engage in certain activity regarding commercial finance transactions, including lending and collections activities in connection with commercial charge card programs similar to Motive Cards. We are currently pursuing commercial lending licenses in certain states to support our Spend Management product, and we do not hold and are not currently pursuing debt collection licenses in any states. While we believe we have obtained, or are in the process of obtaining all necessary licenses, the application of some commercial financial services licensing laws to our business and the related activities we perform is unclear. In addition, state licensing requirements may evolve over time. It is possible that a regulator in states in which we do not hold licenses and are not pursuing licenses could determine that we are required to hold certain lending or debt collection licenses to carry out certain business activities in connection with our Motive Card offering. Obtaining additional licenses could be expensive and could impede our ability to operate in a state until a license is otherwise obtained.
If we were found to be in violation of applicable state licensing requirements by a court or a state, federal, or local enforcement agency, or agree to resolve such concerns by voluntary agreement, we could be subject to or agree to obtain additional licenses, pay fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), criminal penalties, and other penalties or consequences, and the Motive Cards could be rendered void or unenforceable in whole or in part, any of which could have an adverse effect on the enforceability or collectability of receivables related to such cards.
We are subject to governmental economic sanctions requirements and export and import controls that could impair our ability to compete in international markets or subject us to liability if we are not in compliance with applicable laws.
Our platform and associated products are subject to various restrictions under U.S. and other jurisdictions’ export control and sanctions laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations and various economic and trade sanctions regulations administered by OFAC. These U.S. export control and economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S.-embargoed or sanctioned countries, governments, persons, and entities and require authorization for the export of certain encryption items. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted or could enact export control, economic and trade sanctions, or import laws that could limit our ability to distribute our platform or subject us to liability.
Although we take precautions to prevent our platform and associated products and services from being accessed or used in violation of such laws, we can provide no assurances that such precautions will prevent violations in the future. If we are found to be in violation of U.S. economic sanctions, it could result in substantial fines and penalties for us and for individuals working for us. We may also be adversely affected through other penalties, reputational harm, loss of access to certain markets, or otherwise.
Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in international markets or prevent our customers with international operations from deploying our platform globally. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export our technology and services to, existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export our platform would adversely affect our business, operating results, and financial condition.
We are subject to anti-bribery, anti-corruption, and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to anti-bribery and similar laws, such as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the USA PATRIOT Act, U.S. Travel Act, the U.K. Bribery Act 2010, and Proceeds of Crime Act 2002, and other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and their agents from directly or indirectly making or offering improper payments or other benefits to government officials and others in the private sector. The FCPA and other applicable anti-corruption laws may also hold us liable for acts of corruption or bribery committed by our third-party business partners, representatives, and agents, even if we do not authorize such activities. As we continue to develop our international sales and business, and increase our use of third parties, our risks under these laws will increase. As a public company, the FCPA will separately require that we keep accurate books and records and maintain internal accounting controls sufficient to assure management’s control, authority, and responsibility over our assets.
We have adopted policies and procedures and conducted training designed to prevent improper payments and other corrupt practices prohibited by applicable laws, but cannot guarantee that improprieties will not occur. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with specified persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions, and/or sanctions could harm our reputation, business, operating results, and financial condition.
Compliance with ever evolving U.S. federal, state, and foreign laws relating to the handling of information about individuals involves significant expenditure and resources and if we fail to adequately protect personal data or other information we collect, process, share, or maintain under applicable laws, our business, operating results, and financial condition could be adversely affected.
We receive, store, and process some personal data from our employees, customers, and the employees of our customers and third-party vendors. Additionally, customers use our platform to create and store their proprietary and confidential data. A wide variety of state, national, and international laws, as well as regulations and industry standards apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal information and other data, the scope of which is changing, subject to differing interpretations, and may be inconsistent across countries or conflict with other rules. Data protection and privacy-related laws and regulations are evolving and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Failure or perceived failure to comply with U.S. or international laws, regulations, and industry standards regarding personal data or other information could adversely affect our business, operating results, and financial condition. Moreover, compliance with these various laws and regulations often results in substantial costs or requires changes to our business practices, systems, and compliance procedures in a manner adverse to our business.
In the United States, there are numerous federal and state consumer, privacy, and data security laws and regulations governing the collection, use, disclosure, and protection of personal data, including security breach notification laws and consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. Additionally, the Federal Trade Commission and many state attorneys general interpret federal and state consumer protection laws to impose standards on the collection, use, dissemination, and security of data. On the state level, the California Consumer Privacy Act of 2018 (as amended, the “CCPA”) created new data privacy obligations for covered businesses and provided new privacy rights to California residents, including the right to opt out of certain disclosures of their information and receive detailed information about how their personal data is used. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that has increased data breach litigation. Other states have pending consumer privacy legislation under review, which if enacted, would add additional costs and expense of resources to maintain compliance.
We are subject to the GDPR, which governs the collection, use, disclosure, transfer, or other processing of personal data of natural persons located in the EEA and the United Kingdom, and it applies extra-territorially and imposes onerous requirements on controllers and processors of personal data, including, for example, accountability and transparency requirements, obligations to consider data protection as any new products or services are developed and to limit the amount of personal data processed, and obligations to comply with data protection rights of data subjects. We face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million (£17.5 million in the United Kingdom) or four percent of the annual global revenues of the noncompliant company, whichever is greater. A breach of the GDPR may also result in regulatory investigations, orders to cease or change our data processing activities, enforcement notices, assessment notices for a compulsory audit and we may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.
The GDPR prohibits transfers of personal data from the EEA or the United Kingdom to countries not formally deemed adequate by the European Commission or the U.K. Information Commission Office, respectively, including the United States, unless a particular compliance mechanism and, if necessary, certain safeguards, are implemented. The mechanisms that we and many other companies, including our customers, rely upon for European and U.K. data transfers out of the EEA and the United Kingdom are the European Commission Standard Contractual Clauses (“SCCs”), the U.K. Information Commissioner’s Office’s Addendum to the SCCs, the EU-US Data Privacy Framework (“EU-US DPF”), and the U.K. Extension to the EU-US DPF. We also have the Swiss-US Data Privacy Framework in place to legitimize transfers of personal data from Switzerland to the United States. All of these transfer mechanisms are the subject of legal challenge, regulatory interpretation, and judicial decisions by the Court of Justice of the European Union. In particular, we expect the European Commission’s approval of the current EU-US DPF to be challenged, and expect international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. Some countries are also considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our products and services if we were to operate in those countries. If we are required to implement additional measures to transfer data around the world, our compliance costs would increase, and could adversely affect our business, operating results, and financial condition.
We may be subject to data privacy laws and similar laws in a number of other jurisdictions where our platform is available, including requirements that may require us to process or store customer data in certain jurisdictions or otherwise restrict our ability to serve customers in certain markets. In the event that we are alleged or determined to be not in compliance with local data privacy laws of any other jurisdiction where we make our platform available, including with respect to the data localization, cross-border transfer, or residency requirements, we may decide to make modifications to our platform, products, and services, increase costs, or cease operating in that jurisdiction, which would negatively impact our business, operating results, and financial condition, and may subject us to claims, investigations, regulatory processes, and penalties.
We depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf or as our sub-processor. To the extent required by applicable law, we attempt to mitigate the associated risks of using third parties by performing security assessments and detailed due diligence, entering into contractual arrangements to ensure that providers only process personal data according to our instructions or to the instructions of our customers, and ensuring that they have sufficient technical and organizational security measures in place. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage, and transmission of personal data. Any material violation of privacy, data protection, data, or cybersecurity laws by our third-party processors would likely have an adverse effect on our business and result in significant fines and penalties.
Our compliance efforts are further complicated by the fact that data privacy and security laws, rules, regulations, and standards around the world are rapidly evolving, may be subject to uncertain or inconsistent interpretations and enforcement, and may conflict among various jurisdictions. Any failure or perceived failure by us to comply with our privacy policies, or applicable U.S. and international data privacy and security laws, rules, regulations, standards, certifications, or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release, or transfer of personal data, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time, and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions, and costly litigation, including class actions. Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services, and ultimately result in the imposition of liability, any of which could have an adverse effect on our business, operating results, and financial condition.

We are subject to payments and other financial services-related regulations and oversight in connection with our Spend Management product and any failure by us to comply with such regulations and oversight could materially harm our business, operating results, and financial condition.
We are directly and indirectly subject to local, state, and federal laws, rules, regulations, licensing and other authorization schemes, including card network schemes, and industry standards in connection with our Spend Management product, which include, or may in the future include, those relating to banking, invoicing, cross-border and domestic money transmission, foreign exchange, payments services (such as payment processing and settlement services), lending, brokering, servicing, debt collection, anti-money laundering, counter-terror financing, escheatment, U.S. and international sanctions regimes, and compliance with the PCI Data Security Standard, a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data.
Specifically, in connection with our Spend Management product, we, or our card issuing partner, may be subject to a host of federal and state laws and regulations, including but not limited to:
•state laws and regulations that are not subject to federal preemption that impose requirements related to, among other issues, interest rates, fees, credit disclosures, data privacy, credit discrimination, credit reporting, credit brokering and solicitation, credit servicing and debt collection, and unfair or deceptive acts and practices;
•state licensing and registration requirements, notwithstanding the fact that our corporate charge cards do not impose interest, to the extent Motive is considered to be “lending” or “engaged in the business of lending,” as defined or interpreted by a specific state or under a specific statute. For example, the solicitation and advertising of credit products or the servicing and collection of charge card receivables, is subject to licensing under state laws specifically regulating such activities separate from, or in addition to, the broader “business of lending,” or otherwise triggering licensing under state laws;
•federal and state fair lending and anti-discrimination laws to the extent that such laws apply to commercial credit transactions;
•state debt collection laws to the extent that such laws apply to first-party collection of commercial debts;
•Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, including those related to financial products or services; and provisions of the Dodd-Frank Act prohibiting unfair, deceptive, and abusive acts or practices, specifically related to the provision of financial products or services; and
•the Bank Secrecy Act (“BSA”) and its implementing regulations that require covered financial institutions, which include our card issuing partner, to assist the government with the detection and prevention of money laundering and terrorist financing through the U.S. financial system. The BSA requires covered financial institutions to keep records and file suspicious activity and other types of reports that may assist the U.S. in detecting and investigating money-laundering and terrorist financing crime.
These laws, rules, regulations, licensing and other authorization schemes, and industry standards are administered and enforced by multiple authorities and governing bodies in the United States, including but not limited to the U.S. Department of the Treasury, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, OFAC, the Financial Crimes Enforcement Network, state banking departments, self-regulatory organizations, and numerous state and local governmental and regulatory authorities.

Due to our bank partnerships, we are subject to third-party risk management guidance issued by the CFPB and prudential banking regulators. Banking regulators, including the Office of the Comptroller of the Currency, have imposed requirements on regulated financial institutions to manage their third-party service providers. Among other things, these requirements include performing appropriate due diligence when selecting third-party service providers; evaluating the risk management, information security, and information management systems of third-party service providers; imposing contractual protections in agreements with third-party service providers (such as performance measures, audit and remediation rights, indemnification, compliance requirements, confidentiality and information security obligations, insurance requirements, and limits on liability); and conducting ongoing monitoring of the performance of third-party service providers. Our relationships with such third-party service providers, as well as our partnerships with certain banks, require accommodating these requirements and therefore impose additional costs and risks on us in connection with such relationships. We expect to expend significant resources on an ongoing basis in an effort to meet our compliance obligations.
There can be no assurance that we meet, or we will be able to meet, all compliance obligations under applicable law, including obtaining lending licenses or other licenses in all of the jurisdictions in which we offer our Spend Management product. Even if we were able to do so, there could be substantial costs and potential product changes involved in complying with such laws, which could have a material and adverse effect on our business, financial condition, and results of operations. Any failure or perceived failure to comply with existing or new laws and regulations, or orders of any governmental authority, including changes to or expansion of their interpretations, may subject us to significant fines, penalties, criminal and civil lawsuits, forfeiture of significant assets, enforcement actions in one or more jurisdictions, may result in additional compliance and licensure requirements, and may increase regulatory scrutiny of our business. For example, if a state regulator were to determine that, in connection with our Motive Cards, we have engaged in regulated lending activities without the necessary license, we could be subject to fines and penalties, and we could be required to obtain additional licenses or approvals, any of which could result in significant costs and changes to our business. While we are not currently subject to regulatory investigations or other proceedings with respect to our Spend Management product, we may receive inquiries related to this offering in the future, and we could become subject to further investigation if a regulator believes we have not complied with applicable laws. Further, if any of our current or future product offerings become subject to additional payment- or financial service-related laws or regulations in the future, our compliance costs could increase, and we may be forced to restrict or change our operations or business practices, make product changes, or delay planned product launches or improvements. Many of these laws and regulations are evolving, unclear, and inconsistent across various jurisdictions, and ensuring compliance with them is difficult and costly. With increasing frequency, federal and state regulators are holding businesses in the payments industry to higher standards of training, monitoring, and compliance, including monitoring for possible violations of laws by our customers and people who do business with our customers while using our products. If we fail to comply with laws and regulations applicable to our business in a timely and appropriate manner, we may be subject to litigation or regulatory proceedings, we may have to pay fines and penalties, and our customer relationships and reputation may be adversely affected, which could have a material adverse effect on our business, operating results, and financial condition. Any of the foregoing could materially adversely affect our brand, reputation, business, operating results, and financial condition.
Our failure to comply with the requirements of applicable environmental legislation and regulation could have a material adverse effect on our revenue and profitability.
Production, marketing, and selling of our platform in certain jurisdictions may subject us to environmental regulations, requiring registration, reporting, labeling, disclosure, appropriate disposal of, or limiting or eliminating the use of certain substances or components in our devices or packaging. In addition, certain states and countries may pass new regulations requiring our solution to meet certain requirements to use environmentally-friendly components in our products and packaging. For example, the European Union has issued directives relating to chemical substances in electronic products. One directive is the Waste Electrical and Electronic Equipment Directive, which makes producers of certain electrical and electronic equipment financially responsible for the collection, reuse, recycling, treatment, and disposal of equipment placed in the E.U. market. Another directive is the Restriction of Hazardous Substances Directive, which bans the use of certain hazardous materials in electrical and electronic equipment which are put on the market in the European Union. In the future, various countries, including the United States or state or local governments, may adopt further environmental compliance programs and requirements. If we fail to comply with these regulations in connection with our devices, we may face regulatory fines and other penalties, and may not be able to sell our devices in jurisdictions where these regulations apply, which could have a material adverse effect on our revenue and profitability.
Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.
We are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 regulations that require us to conduct due diligence on and disclose whether our products contain conflict minerals as defined under these provisions. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our devices. In addition, we incur additional costs to comply with the disclosure requirements, including costs related to conducting reasonable diligence procedures to determine the sources of minerals that may be used in or necessary for the production of our devices and, if applicable, potential changes to devices, processes, or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm or negative customer sentiment for not determining or asserting that each of our devices contain only conflict-free minerals or if we are unable to alter our devices, processes, or sources of supply to avoid materials not determined to be conflict-free.
We are currently in, and may in the future, become involved in litigation that may adversely affect us.
From time to time, we are subject to claims, suits and other legal proceedings. For example, we are currently the subject of intellectual property, breach of contract, privacy, and consumer protection law litigation, including litigation relating to our use of industry benchmarking studies we commissioned. For additional information regarding these litigation matters, see the section titled “Business—Legal proceedings.” Regardless of the outcome, legal proceedings can have an adverse impact on us because of legal costs and diversion of management’s attention and resources, and could cause us to incur significant expenses or liability, adversely affect our brand recognition or require us to change our business practices. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our business, operating results, and financial condition. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that would adversely affect our business, operating results, or financial condition in a particular period. These proceedings could also result in reputational harm, sanctions, consent decrees, or orders requiring a change in our business practices. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, operating results, and financial condition. Further, any of these consequences could adversely affect our business, operating results, and financial condition.
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits and coverage or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs, or incur substantially higher costs to maintain the same or similar coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.
We expect operating as a public company to result in a significant diversion of management’s time and attention from operating our business and to result in significantly increased costs.
As a public company, we will incur significant legal, accounting, compliance, and other expenses that we did not incur as a private company. Such additional compliance costs will continue to increase our legal, accounting, and financial compliance costs, make certain activities more difficult, time-consuming, and costly, and place significant strain on our management, personnel, systems, and resources. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, and adopt an insider trading policy. As a public company, we will bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.
In addition, regulations and standards relating to corporate governance and public disclosure, including the Exchange Act, Sarbanes-Oxley Act, and rules and regulations implemented by the SEC have increased legal and financial compliance costs and will make some compliance activities more time-consuming. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from our other business activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. In connection with this offering, we intend to increase our directors’ and officers’ insurance coverage, which will increase our insurance costs. In the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain and maintain the same or similar coverage. These factors would also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
Investors’ expectations of our performance relating to environmental, social, and governance factors may impose additional costs and expose us to new risks.
There is an increasing focus from certain regulators, investors, employees, users, and other stakeholders concerning corporate responsibility, specifically related to environmental, social, and governance (“ESG”) matters both in the United States and internationally. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to corporate responsibility are inadequate. Further, there is particular focus on concerns relating to AI and its impact on the environment, including the power-intensive nature of the industry, high consumption of water, and reliance on critical minerals and rare elements, and we are focused on sustainability goals and initiatives to mitigate the environmental impacts of our operations. We may experience heightened scrutiny from our stakeholders and potential investors around these issues. We may also face reputational damage in the event that we do not meet the ESG standards set by various constituencies or fail, or are perceived to fail, in our achievement of our sustainability goals, initiatives, or commitments.
Our sustainability initiatives, goals, or commitments could be difficult to achieve or costly to implement. Moreover, compliance with recently adopted and potential upcoming ESG requirements, including California legislation that requires various climate-related disclosures, the European Union’s Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive, and the United Kingdom’s Streamlined Energy and Carbon Reporting framework will require the dedication of significant time and resources. In addition, we may also be required to comply with the SEC’s comprehensive climate change disclosure rules, which have been stayed pending judicial review. Additionally, if our competitors’ corporate social responsibility performance is perceived to be better than ours, potential, or current investors may elect to invest with our competitors instead. Our business may face increased scrutiny related to these activities and our related disclosures, including from the investment community, and our failure to achieve progress or manage the dynamic public sentiment and legal landscape in these areas on a timely basis, or at all, could adversely affect our reputation, business, and financial performance.
Risks related to financial, accounting and tax matters
Our international operations subject us to potentially adverse tax consequences.
We are expanding our international operations to better support our growth into international markets. Significant judgment is required in evaluating our tax positions and our worldwide provision for income taxes. Our existing corporate structure has been implemented in a manner that we believe is in compliance with current prevailing tax laws. Moreover, changes to our corporate structure, including increased headcount and expanded functions outside of the United States, could impact our worldwide effective tax rate and adversely affect our operating results and financial condition. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations.
If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of           . The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting, and other procedures that are designed to ensure information required to be disclosed by us in our financial statements and in the reports that we will file with the U.S. Securities and Exchange Commission (the “SEC”) is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. In order to maintain and improve the effectiveness of our internal controls and procedures, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
Our current controls and any new controls we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results, cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to develop or maintain effective controls over financial reporting could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in the periodic reports we will file with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock.
Our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting with our annual report on Form 10-K following the loss of our “emerging growth company” status. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, operating results, and financial condition. We have hired and expect to continue to hire additional employees to assist us in complying with these requirements, and we may also engage outside consultants, either of which will increase our operating expenses.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our operating results could be adversely affected.
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s discussion and analysis of financial condition and results of operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, equity, stock-based compensation, the fair value of our Class A common stock, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include, but are not limited to, those related to, revenue recognition, stock-based compensation, common stock valuation, the estimation of the fair value of market-based awards and income taxes. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of industry or financial analysts and investors, potentially resulting in a decline in the market price of our Class A common stock.
Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards, and changes in their interpretation, we may be required to change our accounting policies, alter our operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial condition, and profitability, or cause an adverse deviation from our revenue and operating profit target, which may adversely affect our financial condition.
The Credit Agreement and the Convertible Securities contain restrictive and financial covenants that may limit our operational flexibility. If we fail to meet our obligations under the Credit Agreement and Convertible Securities, our operations may be interrupted and our business, operating results, and financial condition could be adversely affected.
As of December 31, 2024, we had $250.0 million in outstanding principal indebtedness under a credit agreement between us, Alter Domus (US) LLC, as administrative agent, and the lenders party thereto (as amended, the “Credit Agreement”) and $100.0 million of outstanding amended and restated convertible securities (the “2019 Convertible Notes”). Further, in May and July 2025, we issued an aggregate amount of $150.0 million of outstanding convertible securities (the “2025 Convertible Securities,” and, together with the 2019 Convertible Securities, the “Convertible Securities”). The Credit Agreement contains financial covenants requiring, among other things, a specified minimum liquidity threshold and loan to annual recurring revenue ratio. Each of the Credit Agreement and Convertible Securities also contain customary affirmative and negative covenants, including restrictions on indebtedness, liens, dividends, distributions, investments, asset dispositions, and affiliate transactions, each subject to customary exceptions and baskets, and customary events of default. The obligations under the Credit Agreement are secured by liens on substantially all of our assets. For additional information, see the section titled “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

Various risks, uncertainties, and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants could result in a default under the Credit Agreement and/or Convertible Securities. Such a default could permit the lenders under the Credit Agreement and the investors under our Convertible Securities to accelerate the maturity of outstanding amounts under the Credit Agreement and Convertible Securities, as applicable, which in turn could result in material adverse consequences that negatively impact our cash flows, the market price for our Class A common stock, and our ability to obtain other financing in the future, as well as our business, operating results, and financial condition. In addition, our outstanding indebtedness’ covenants, consent requirements, and other provisions may limit our flexibility to pursue or fund strategic initiatives or acquisitions that may be in the long-term interests of us and stockholders.
We may require additional capital to fund our business and support our growth, and any inability to generate or obtain such capital may adversely affect our business, operating results, and financial condition.
In order to support our growth and respond to business challenges, such as developing new features or enhancements to our platform to stay competitive, acquiring new technologies, and improving our infrastructure, we have made significant financial investments in our business and we intend to continue to make such investments. As a result, we may need to engage in additional equity or debt financings to provide the funds required for these investments and other business endeavors. Our ability to engage in additional equity or debt financings is limited by certain restrictions contained in the Credit Agreement and Convertible Securities. If we raise additional funds through equity or convertible debt issuances, our existing stockholders may suffer significant dilution and these securities could have rights, preferences, or privileges that are superior to those of holders of our Class A common stock. We expect that our existing cash, cash equivalents, and marketable securities will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If we obtain additional funds through debt financing, we may not be able to obtain such financing on terms favorable to us. Our ability to raise capital in the future may be impacted by global macroeconomic conditions, which may make it difficult to raise additional capital on favorable terms, if at all. Such terms may involve restrictive covenants making it difficult to engage in capital raising activities and pursue business opportunities, including potential acquisitions. Furthermore, we have authorized the issuance of undesignated preferred stock that our board of directors could use to, among other things, implement a stockholder rights plan or issue other shares of preferred stock or common stock. If we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our currently authorized and issued common stock. The trading prices of the common stock of technology companies have been highly volatile in recent years as a result of inflation, interest rate volatility, actual or perceived instability in the banking system, geopolitical conflicts, and market downturns, which may reduce our ability to access capital on favorable terms or at all. In addition, a recession, depression, or other sustained adverse market event could adversely affect our business and the value of our Class A common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired and our business may be adversely affected, requiring us to delay, reduce, or eliminate some or all of our operations.
Inflation may adversely affect our business, operating results, and financial condition.
Recently, inflation has increased throughout the U.S. economy. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, weakening exchange rates, and other similar effects. Inflation can adversely affect us by increasing our costs and decreasing discretionary spending by our customers. Inflation also tends to have a negative impact on unemployment rates, interest rates, wages, fuel prices, and tax laws, which may adversely impact our operating results. While we do not believe that inflation has had a material impact on our financial condition or results of operations to date, we have experienced, and continue to experience, increases in the prices of labor and other costs of doing business. To the extent we take measures to mitigate the impact of inflation, these measures may not be effective and our business, operating results, and financial condition could be adversely affected.
We are exposed to fluctuations in currency exchange rates, which may be exacerbated in the future and could negatively affect our business, operating results, and financial condition.
Our sales are currently denominated in U.S. dollars, Mexico pesos, euros, British pounds, and Canadian dollars and will likely be denominated in other currencies in the future. Because we report our operating results and revenue in U.S. dollars, we currently face exposure to foreign currency exchange risk and may in the future face other foreign currency risks. We do not currently hedge against the risks associated with foreign currency fluctuations. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected. Further, to the extent that our customer agreements with our customers outside of the United States are denominated in U.S. dollars, strengthening of the U.S. dollar increases the real cost of our platform to our customers outside of the United States, which could lead to delays in the purchase of our platform and the lengthening of our sales cycle. If the U.S. dollar continues to strengthen, this could adversely affect our business, operating results, and financial condition. Conversely, if the U.S. dollar weakens relative to the foreign currencies in the jurisdictions in which we have operations, our cost of revenue and operating expenses will increase, which would have an adverse impact on our operating results. In addition, increased international sales in the future, including through continued international expansion and our partners could result in foreign currency denominated sales, which would increase our foreign currency risk.
Our operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. These expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. We do not currently hedge against the risks associated with currency fluctuations but may do so, or use other derivative instruments, in the future.
We could be subject to additional tax liabilities and U.S. federal and global income tax reform could adversely affect us.
We are subject to federal, state, and local income taxes, sales, and other taxes in the United States and income taxes, withholding taxes, transaction taxes, and other taxes in numerous foreign jurisdictions. Our existing corporate structure has been implemented in a manner that we believe is in compliance with current prevailing tax laws. Moreover, changes to our corporate structure, including increased headcount and expanded functions outside of the United States, could impact our worldwide effective tax rate and adversely affect our operating results and financial condition. Significant judgment is required in evaluating our tax positions and our worldwide provision for income taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our business, with some changes possibly affecting our tax obligations in future or past years. In addition, our future income tax obligations could be adversely affected by changes in, or interpretations of, tax laws in the United States or in other jurisdictions in which we operate.
For example, the U.S. tax legislation commonly referred to as the Tax Cuts and Jobs Act of 2017 (the “TCJA”) significantly reformed the Internal Revenue Code of 1986, as amended (the “Code”), reducing U.S. federal tax rates, making sweeping changes to rules governing international business operations, and imposing significant additional limitations on tax benefits, including the deductibility of interest and the use of net operating loss (“NOL”) carryforwards, and the One Big Beautiful Bill Act of 2025 further reformed the Code, including by permanently extending certain provisions within the TCJA and restoring the deductibility of domestic research and development expenditures in the year incurred for tax years beginning after 2024. In addition, as part of the Organization for Economic Cooperation and Development’s (“OECD”) Inclusive Framework on Base Erosion and Profit Shifting, 147 jurisdictions have joined a two-pillar plan to reform international taxation rules. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence and is intended to apply to multinational enterprises with global revenues above €20 billion. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises and is intended to apply to multinational enterprises with annual consolidated group revenue in excess of €750 million. We are still evaluating the impact of the OECD pillar one and pillar two rules as they continue to be refined by the OECD and implemented by various national governments. However, it is possible that the OECD pillar one and pillar two rules, as implemented by various national governments, could adversely affect our effective tax rate or result in higher cash tax liabilities.
Due to the expanding scale of our international business activities, these types of changes to the taxation of our activities could impact the tax treatment of our foreign earnings, increase our worldwide effective tax rate, increase the amount of taxes imposed on our business, and harm our financial condition. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.
Our ability to use our NOL carryforwards and certain other tax attributes may be limited.
As of December 31, 2024, we had aggregate U.S. federal and state net operating loss carryforwards (“NOLs”) of $434.8 million and $350.4 million, respectively, which may be available to offset future taxable income for U.S. income tax purposes. Under the TCJA, U.S. federal NOLs we generated in tax years beginning before January 1, 2018 may be carried forward up to twenty taxable years, and U.S. federal NOLs generated in taxable years beginning after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of our taxable income in any taxable year (before taking into account certain deductions). If not utilized, our California and other state NOL carryforwards will begin to expire in 2033 and 2025, respectively. As of December 31, 2024, we had federal research and development credit carryforwards of $17.2 million, $0.4 million of Canada research and development credit carryforwards, and $10.3 million of U.S. state research and development credit carryforwards. If not utilized, these credit carryforwards will begin to expire in 2033. Realization of these NOL and research and development credit carryforwards depends on our future taxable income, and there is a risk that certain of our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our operating results and financial condition.
In addition, corporations that undergo an “ownership change” (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period) are subject to limitations under sections 382 and 383 of the Code on the use of their NOLs and other tax attributes (including tax credit carryforwards) to offset future taxable income and tax liability. We have experienced ownership changes in the second quarter of 2015 and the second quarter of 2019 which resulted in annual limitations for NOLs and other tax attributes (including tax credit carryforwards) generated prior to each of these dates. In addition, we may undergo additional ownership changes in the future, either as a result of the offering or other changes in our stock ownership some of which may be outside of our control. Further, there are periods in which certain states suspend our ability to use our NOLs. As a result of these limitations, even if we attain profitability, we may not be able to utilize our NOLs carryforwards and other tax attributes to reduce our taxable income and reduce our tax liabilities.
We could be required to collect additional sales, use, value added, digital services, or other similar taxes or be subject to other liabilities that may increase the costs our customers would have to pay for our services and adversely affect our operating results.
We currently collect and remit sales, value added, and other similar taxes in multiple jurisdictions in which we conduct business. Tax laws and the application of such laws, including those relating to sales, use, value added, digital services, and other similar taxes, are subject to varying interpretations and may change over time. One or more U.S. states or municipalities, as well as international jurisdictions, could impose new or incremental tax collection and remittance obligations on us.

Changes or reinterpretations of such tax laws and regulations, or differing application by tax authorities, could result in additional tax liabilities for us or our customers, and may create significant administrative burdens. An expansion by a state or local government, or other country or jurisdiction of sales, use, value added, digital services, or other similar taxes could, among other things, result in additional tax liabilities for us or our customers and/or create additional administrative burdens for us. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs. Such tax assessments, penalties and interest or future requirements may adversely affect our operating results. We cannot predict the timing or effect of any such changes, and any expansion of our tax collection obligations could adversely affect our business, operating results, or financial condition.
In addition, various taxing authorities may challenge our historic practices, positions, or methodologies relating to the collection and remittance of sales, use, value added, digital services, or other similar taxes. Such authorities may seek to audit our records or assess taxes, interest, or penalties for prior periods, including in jurisdictions where we have not historically collected or remitted these taxes. Any such assessments or audits for past sales could result in substantial liabilities, which may adversely affect our business, operating results, or financial condition.
Risks related to this offering and ownership of our Class A common stock
The market price of our Class A common stock may be volatile, and you could lose all or part of your investment.
We cannot predict the prices at which our Class A common stock will trade. The initial public offering price per share of our Class A common stock will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price per share at which our Class A common stock will trade after this offering. Furthermore, the market price of our Class A common stock following this offering may fluctuate substantially and may be lower than the initial public offering price per share. The market price of our Class A common stock following this offering will depend on a number of factors, including, but not limited to, those described in this “Risk factors” section, many of which are beyond our control and may not be related to our operating results. In addition, the limited public float of our Class A common stock following this offering will tend to increase the volatility of the trading price of our Class A common stock. These fluctuations could cause you to lose all or part of your investment in our Class A common stock, since you may not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our Class A common stock include, but are not limited to, the following:
•actual or anticipated changes or fluctuations in our operating results;
•the global political, economic, and macroeconomic climate, including, but not limited to, tariffs or trade restrictions, actual or perceived instability in the financial industry, labor shortages, supply chain disruptions, potential recession, inflation, and interest rate volatility;
•our incurrence of any material amounts of indebtedness;
•our ability to produce timely and accurate financial statements;
•the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;
•announcements by us or our competitors of new offerings or new or terminated significant contracts, commercial relationships, acquisitions, or capital commitments;
•industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•price and volume fluctuations in the overall stock market from time to time;

•the overall performance of the stock market or the performance of public technology companies;
•the expiration of market standoff or contractual lock up agreements and sales of shares of our Class A common stock by us or our stockholders;
•failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet financial analysts’ estimates or the expectations of investors;
•actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
•developments in AI;
•litigation or other proceedings involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors or others that may be associated with us;
•developments or disputes concerning our intellectual property rights, or third-party intellectual property or other proprietary rights that we rely on or have implemented into our platform;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•any major changes in our management or our board of directors;
•other events or factors, including, but not limited to, those resulting from acts of war, terrorism, armed conflict, including the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, or responses to these events; and
•actual or perceived cybersecurity incidents.
In addition, the stock market in general, and the market for technology companies in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies, particularly during the current period of global macroeconomic uncertainty. These economic, political, regulatory, and market conditions may negatively impact the market price of our Class A common stock, regardless of our actual operating results. In the past, securities class action litigation and derivative litigation have often been instituted against companies following periods of volatility in the market price of a company’s securities. These types of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits and coverage or to forgo insurance that we may otherwise rely on to cover significant litigation defense costs, settlements, and damages awarded to plaintiffs, or incur substantially higher costs to maintain the same or similar coverage. Any of the above potential effects relating to potential volatility in the market price of our Class A common stock could have an adverse effect on our business, operating results, and financial condition.
The dual-class structure of our common stock has the effect of concentrating voting power with Shoaib Makani, our co-founder, Chief Executive Officer, and a member of our board of directors, which will limit your ability to influence the outcome of important transactions, including a change in control.
Our Class B common stock has 20 votes per share, and our Class A common stock has one vote per share.
Following this offering of our Class A common stock, Shoaib Makani will collectively hold all of the issued and outstanding shares of our Class B common stock. For additional information, see the section titled “Description of capital stock.”

Accordingly, upon the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares, Mr. Makani will represent approximately           % of the total voting power of our outstanding capital stock, which total voting power may increase over time upon the exercise or settlement of equity awards held by Mr. Makani. Therefore, Mr. Makani will be able to control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions. Mr. Makani may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and may ultimately affect the market price of our Class A common stock.
The dual-class structure of our common stock may adversely affect the trading market for our Class A common stock.
We cannot predict whether our dual-class structure of our common stock will result in a lower or more volatile market price of our Class A common stock, adverse publicity, or other adverse consequences. Certain stock index providers exclude or limit the ability of companies with dual class share structures from being added to certain of their indices. In addition, several stockholder advisory firms and large institutional investors oppose the use of dual-class structures. As a result, the dual-class structure of our common stock may make us ineligible for inclusion in certain indices and may discourage such indices from selecting us for inclusion, notwithstanding our automatic termination provision, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, any exclusion from certain stock indices could result in less demand for our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.
No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.
Prior to this offering, there has been no public market or active private market for our Class A common stock. We have applied to list our Class A common stock on           . However, an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of our Class A common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could cause the market price of our Class A common stock to decline.
Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline.
All of the shares of our Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1934, as amended (the “Securities Act”), except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 and any applicable lock-up agreements described below.

Subject to certain exceptions, we, all of our directors and executive officers, the selling stockholders, and substantially all of the holders of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, are subject to market stand-off provisions or will enter into agreements with the underwriters, under which we and such holders will agree not to offer, sell, or agree to sell, directly or indirectly, any shares of common stock without the consent of J.P. Morgan Securities LLC, on behalf of the underwriters, for a period of         days from the date of this prospectus. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market standoff provision will be able to sell our shares in the public market. In addition, J.P. Morgan Securities LLC may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. For additional information, see the section titled “Shares eligible for future sale.” Sales of a substantial number of such shares upon expiration of the lock-up agreements and market standoff provisions, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your shares of our Class A common stock at a time and price that you deem appropriate.
We anticipate that we will net-settle the IPO Vesting RSUs in the RSU Net Settlement as described and defined in the section titled “The offering.” For RSUs that will vest after the effectiveness of the registration statement of which this prospectus forms a part and prior to the expiration of the lock-up period, we currently anticipate that we will continue to net-settle the shares underlying these RSUs. However, we will continue to have discretion to sell-to-cover rather than net-settle shares underlying these RSUs in order to satisfy the associated tax withholding and remittance obligations. The lock-up agreements and market standoff provisions may permit sell-to-cover transactions to cover tax withholding and remittance obligations related to the vesting and/or settlement of RSUs and stock options during the lock-up period. If we decide to sell-to-cover rather than net-settle shares underlying these RSUs and stock options, up to approximately            of our Class A common stock underlying RSUs and stock options outstanding as of           , 2025 under our Amended and Restated 2013 Equity Incentive Plan (the “2013 Plan”) will be eligible for sale in the open market during the lock-up period in connection with such sell-to-cover transactions. In addition, if the market-based vesting condition of the 2021 CEO Performance Option (as defined below) is achieved and we allow Mr. Makani to net exercise all or a portion of the shares underlying the 2021 CEO Performance Option, we could expend significant funds to satisfy the associated tax withholding obligation. Further, to the extent that an election is made to sell-to-cover all or a portion of the shares underlying the equity awards granted to Mr. Makani as described in the section titled “Executive compensation—CEO equity awards,” such sales could increase the volatility of the trading price of our Class A common stock.
As of           , 2025, we had stock options and RSUs outstanding that, if fully exercised or vested and settled, as applicable, would result in the issuance of            shares of our Class A common stock and            shares of our Class A common stock, respectively, and we also had outstanding warrants exercisable for the purchase of            shares of our Class A common stock. In addition, as of           , 2025, we had stock options and RSUs outstanding that are subject to a stock exchange agreement (the “Exchange Agreement”) with Mr. Makani pursuant to which, if fully exercised or vested and settled, as applicable, would result in the issuance of            shares of our Class A common stock and            shares of our Class A common stock, respectively, which would be exchangeable for an aggregate of            shares of Class B common stock. All of the shares of our Class A common stock issuable upon the exercise or settlement of stock options, warrants, or RSUs, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up agreements or market standoff provisions and applicable vesting requirements.
Further, as of           , 2025, we had Convertible Securities outstanding that, if fully converted pursuant to the Security Conversion as described and defined in the section titled “The offering,” would result in the issuance of            shares of our Class A common stock.
Immediately following this offering, the holders of            shares of our common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of our Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders.
We may also issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, or otherwise. Any further issuance could result in substantial dilution to our existing stockholders, especially if the issuance were to occur at a price below the then-current market price of our Class A common stock. Any future issuances could cause the market price of our Class A common stock to decline.
Moreover, during the quarter in which this offering is completed, we will begin recording stock-based compensation expense for RSUs that we have granted to our service providers, which vest upon the satisfaction of both a service-based vesting condition and a liquidity event-based vesting condition. We expect the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. If the liquidity event-based vesting condition had occurred on          , 2025, we would have recorded $           million of stock-based compensation, and we would recognize additional stock-based compensation of $           million over a weighted-average remaining requisite service period of            years. At the time of the offering, we expect to recognize stock-based compensation expense of approximately $           million with respect to RSUs for which the service-based vesting condition was satisfied or partially satisfied as of           , 2025 and for which we expect the liquidity event-based vesting condition to be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. Following this offering, our future cost of revenue and operating expenses, particularly during the quarter in which this offering is completed, will include a substantial amount of stock-based compensation expense with respect to these RSUs, as well as any other equity awards we have granted and may grant in the future, which will have an adverse impact on our ability to achieve profitability. For additional information, see the section titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting estimates—Stock-based compensation.”
If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our Class A common stock may decline.
We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.
If financial analysts issue inaccurate or unfavorable research regarding our Class A common stock, our stock price and trading volume could decline.
The trading market for our Class A common stock will be influenced by the research and reports that financial analysts publish about us, our business, our market, and our competitors. We do not control these analysts or the content and opinions included in their reports. As a new public company, the analysts who publish information about our Class A common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If any of the analysts who cover us issue an inaccurate or unfavorable opinion regarding our stock price, our stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our Class A common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our Class A common stock or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.
We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our operating results, financial condition, capital requirements, general business conditions, instruments, and other factors that our board of directors may deem relevant. Additionally, our ability to pay dividends is limited by restrictions on our ability to pay dividends or make distributions under the terms of the Credit Agreement and Convertible Securities. Accordingly, investors must rely on sales of their shares of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering.
The initial public offering price was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. If you purchase our Class A common stock, you may not be able to resell those shares at or above the initial public offering price.
Because the initial public offering price per share of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding Class A common stock following this offering, new investors will experience immediate and substantial dilution.
The initial public offering price per share will be substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, based on the midpoint of the offering price range set forth on the cover page of this prospectus, and the issuance of            shares of our Class A common stock in this offering, you will experience immediate dilution of $     per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of           , 2025 after giving effect to the issuance of shares of our Class A common stock in this offering. Furthermore, if current or future outstanding warrants or equity awards are settled in shares of our capital stock, or if we otherwise issue additional shares of our capital stock, you could experience further dilution. For additional information, see the section titled “Dilution.”
Additional stock issuances could result in significant dilution to our stockholders.
We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. For example, we have and expect to continue to grant equity awards to employees, directors, and consultants under our equity incentive plans. Any issuances of common stock resulting from the exercise of outstanding stock options or the settlement of outstanding RSUs would be dilutive to holders of our common stock. We may also raise capital through equity financings in the future. In addition, as part of our business strategy, we may acquire or make investments in companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. The amount of dilution as a result of any of these issuances could be substantial and cause the trading price of our Class A common stock to decline.

We are an “emerging growth company” and the reduced reporting requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and (iii) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements in this prospectus.
We could be an emerging growth company for up to five years following the closing of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates equals or exceeds $700.0 million as of the prior June 30, or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.
We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results, and financial condition could be harmed, and the market price of our Class A common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield. These investments may not yield a favorable return to our investors.
Provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may limit attempts by our stockholders to replace or remove our current management.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering may have the effect of delaying or preventing a merger, acquisition, or other change of control of the company that the stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering include provisions that:
•provide that our board of directors is classified into three classes of directors with staggered three-year terms;
•permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•require supermajority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•provide that only our chief executive officer or a majority of our board of directors will be authorized to call a special meeting of stockholders;
•eliminate the ability of our stockholders to call special meetings of stockholders;
•do not provide for cumulative voting;
•provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;
•provide for a dual class common stock structure in which holders of our Class B common stock may have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our common stock, including the election of directors and other significant corporate transactions, such as a merger or other sale of our company or its assets;
•prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•provide that our board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and
•establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, Section 203 of the Delaware General Corporation Law (the “DGCL”), may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.
Our amended and restated bylaws contain exclusive forum provisions for certain claims, which may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated bylaws that will become effective immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, or our amended and restated bylaws, any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation, or our amended and restated bylaws, any action asserting a claim against us that is governed by the internal affairs doctrine or any action asserting an internal corporate claim (as defined in the DGCL).
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated bylaws provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that U.S. federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in U.S. federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in U.S. federal court.
Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or employees, which may discourage lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

Special note regarding forward-looking statements
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial condition, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” and similar expressions are intended to identify forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses, including changes in operating expenses, and our ability to achieve and maintain future profitability;
•our business plan and our ability to effectively manage our growth;
•our total market opportunity;
•anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;
•market acceptance of our platform, products, and services;
•beliefs and objectives for future operations;
•our ability to attract new customers and retain and grow sales within our existing customers;
•our ability to develop and introduce new products and services and bring them to market in a timely manner;
•our ability to successfully incorporate artificial intelligence (“AI”) into our platform, as well as our existing and future products and services and to successfully deploy them;
•our expectations concerning relationships and partnerships with third parties, domestically and internationally;
•our ability to maintain, protect, and enhance our intellectual property rights;
•our ability to successfully defend litigation against us;
•our ability to expand internationally;
•the effects of increased competition in our markets and our ability to compete effectively;
•our ability to identify, recruit, hire, and retain skilled personnel, including key members of senior management;
•future acquisitions or investments in complementary companies or products, technologies, or services;
•our ability to stay in compliance with laws and regulations that currently apply or may become applicable to our business both in the United States and internationally;
•economic and industry trends, projected growth, or trend analysis;
•the effects of seasonal trends on our operating results;

•general economic conditions in the United States and globally, including the effects of global geopolitical conflicts, tariffs, inflation, interest rate volatility, potential instability in the global banking sector, the federal debt ceiling and budget, and foreign currency exchange rates;
•our ability to operate and grow our business in light of macroeconomic uncertainty;
•increased expenses associated with being a public company;
•our estimates regarding expenses, future revenue, capital requirements, and needs for additional financing;
•our intended use of our existing cash and cash equivalents and the net proceeds from this offering; and
•other statements regarding our future operations, financial condition, and prospects and business strategies.
We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, operating results, business strategy, and short-term and long-term business operations and objectives. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Although we believe such information to be reliable and we are responsible for all of the disclosure contained in this prospectus, our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

Industry and market data
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various sources, including our own estimates, as well as assumptions that we have made that are based on such data and other similar sources and on our knowledge of the markets for our products. This information involves important assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the third-party market position, market opportunity, and market size data included in this prospectus are reliable, we have not independently verified the accuracy or completeness of this third-party data. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk factors” and “Special note regarding forward-looking statements,” as well as elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
This prospectus contains statistical data, estimates, and forecasts that are based on publications or reports generated by third parties, or other publicly available information, as well as other information based on our internal sources.
The sources of certain statistical data, estimates, and forecasts contained in this prospectus are provided below:
•American Transportation Research Institute, An Analysis of the Operational Costs of Trucking: 2025 Update, July 2025.
•Bob Davis and Jon Hilsenrath, How the U.S. Lost its Place as the World’s Manufacturing Powerhouse, the Wall Street Journal, May 2022.
•Frost & Sullivan, Global Connected Truck Telematics Outlook—Empowering Connectivity and Maximizing Vehicle Uptime are Top Fleet Priorities as Efforts to Future-proof Transportation Intensify, June 2024.
•Frost & Sullivan, Global Connected Truck Telematics Outlook—Intensifying Trade Wars, Reciprocal Tariffs, and an Uncertain Economic Outlook Developed Regions Are Expected to Muffle Growth, August 2025.
•International Data Corporation, Worldwide Video Surveillance Camera Forecast, 2023 – 2027: A Fragmented Market, but Robust Growth, May 2023. Figures from this report are accurate as of the report’s publication date.
•Strategy Analytics, Inc. (later acquired by TechInsights Inc.), AI Dash Cam Benchmarking, April 2022, a third-party research study commissioned by Motive Technologies, Inc.
•Virginia Tech Transportation Institute, AI Dash Cam Performance Benchmark Testing, June 2023 (revised August 2023), a third-party research study commissioned by Motive Technologies, Inc.
•World Bank Group, World Development Indicators: Structure of Value Added, July 2025.

Use of proceeds
We estimate that the net proceeds from this offering will be approximately $       million (or approximately $       million if the underwriters exercise their option to purchase additional shares in full) based upon the assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by any of the selling stockholders.
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by approximately $     million, assuming that the number of shares of our Class A common stock offered by us remains the same and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase (decrease) the net proceeds from this offering by approximately $      million, assuming that the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to create a public market for our Class A common stock, increase our visibility in the marketplace, obtain additional capital, increase our capitalization and financial flexibility, and facilitate an orderly distribution of shares for the selling stockholders. We currently intend to use the net proceeds from this offering primarily for working capital and other general corporate purposes, which may include product development, general and administrative matters, and capital expenditures. We also intend to use a portion of the net proceeds together with existing cash and cash equivalents, if necessary, to satisfy our estimated tax withholding and remittance obligations related to the RSU Net Settlement. Assuming (i) the fair market value of our Class A common stock at the time of settlement will be equal to the assumed initial public offering price per share of $     , which is the midpoint of the offering price range set forth on the cover page of this prospectus, and (ii) an assumed      % tax withholding rate, we estimate that these tax withholding and remittance obligations related to the RSU Net Settlement will be $      million in the aggregate. We may also use a portion of the net proceeds, if any, for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have agreements or commitments for any material acquisitions or investments at this time.
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, assuming no change to the applicable tax rate, would increase (decrease) the amount of our estimated tax withholding and remittance obligations by approximately $      million.
We will have broad discretion in the way that we use the net proceeds of this offering. We cannot specify with certainty all of the particular uses for the remaining net proceeds from this offering. Pending their use as described above, we intend to invest a portion of net proceeds from this offering in one or more capital-preservation investments, which may include short-term, investment-grade interest-bearing securities, such as money market funds, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

Dividend policy
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Additionally, our ability to pay dividends or make distributions is limited by certain restrictions provided under the Credit Agreement and the Convertible Securities. For additional information regarding the Credit Agreement and the Convertible Securities, see the section titled “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Sources of liquidity.” Any future determination to declare dividends will be made at the discretion of our board of directors and will depend, among other things, on our financial condition, results of operations, capital requirements, general business conditions, restrictions in our current or future debt instruments, and other factors that our board of directors may deem relevant.

Capitalization
The following table sets forth our cash and cash equivalents and our capitalization as of           , 2025, on:
•an actual basis;
•a pro forma basis, which reflects (i) the Capital Stock Conversion, (ii) the Security Conversion, including the reclassification of the embedded derivative liability related to the Convertible Securities to additional paid-in capital, (iii) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation of $      million associated with the RSU Net Settlement and $     million associated with performance stock options and performance RSUs for which the liquidity event-based vesting condition and certain components of the market-based or performance-based vesting conditions will be satisfied in connection with this offering, (iv) the Warrant Exercises, as if such exercises had occurred on           , 2025, (v) the net issuance of                 shares of our Class A common stock in connection with the RSU Net Settlement, after withholding                 shares to satisfy our associated estimated tax withholding and remittance obligations of $      million (based upon the assumed initial public offering price of $       per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed       % tax withholding rate), and (vi) the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering; and
•a pro forma as adjusted basis, which reflects (i) the pro forma adjustments set forth above, (ii) the sale and issuance of            shares of our Class A common stock in this offering at the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the application of the net proceeds therefrom as described in the section titled “Use of proceeds.”
The information below is illustrative only and our capitalization following this offering will be adjusted based, among other things, on the actual initial public offering price and other terms of this offering determined at pricing, the actual tax withholding rates, and the actual number of RSUs settled upon the effectiveness of the registration statement of which this prospectus forms a part. You should read this table together with our consolidated financial statements and the accompanying notes, and the section titled “Management’s discussion and analysis of financial condition and results of operations,” that are included elsewhere in this prospectus.

As of , 2025
	Actual	Pro forma	Pro forma as adjusted(1)
(in thousands, except share and per share data)	(unaudited)
Cash and cash equivalents	$	$	$
Convertible note	$	$	$
Long-term debt
Total liabilities	$	$	$
Convertible preferred stock, $0.0001 par value per share; shares authorized, shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value per share; no shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted
Class A common stock, $0.0001 par value per share;            shares authorized,            shares issued and outstanding, actual;            shares authorized,            shares issued and outstanding, pro forma;            shares authorized,            shares issued and outstanding, pro forma as adjusted

Class B common stock, $0.0001 par value per share;            shares authorized,            issued and outstanding, actual;            shares authorized,            shares issued and outstanding, pro forma;            shares authorized,            shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit
Total stockholders’ (deficit) equity
Total capitalization	$	$	$

(1)Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $      million, assuming that the number of shares of our Class A common stock offered by us remains the same, and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase (decrease) the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $      million, assuming that the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and offering expenses payable by us. In addition, each 1.0% increase (decrease) in our estimated tax withholding rate would increase (decrease) the amount of our estimated tax withholding and remittance obligations related to the RSU Net Settlement and decrease (increase) cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $      million, assuming that the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same, that the number of shares of our Class A common stock offered by us remains the same, and after deducting underwriting discounts and commissions. Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of our estimated tax withholding and remittance obligations related to the RSU Net Settlement and decrease (increase) cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $      million, assuming that the tax withholding rate remains the same, that the number of shares of our Class A common stock offered by us remains the same, and after deducting underwriting discounts and commissions. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization would increase by $      million, and after deducting underwriting discounts and commissions, and we would have             shares of our Class A common stock issued and outstanding, pro forma as adjusted.

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering, pro forma and pro forma as adjusted, in the table above, is based on            shares of our Class A common stock outstanding and            shares of our Class B common stock outstanding, each as of           , 2025 (after giving effect to the Capital Stock Conversion, the Security Conversion, the RSU Net Settlement, and the Warrant Exercises), and excludes:
•           shares of our Class A common stock issuable upon the exercise of stock options to purchase shares of our Class A common stock outstanding as of           , 2025 under the 2013 Plan, with a weighted-average exercise price of $      per share;
•           shares of our Class A common stock issuable upon the exercise of stock options to purchase shares of our Class A common stock outstanding as of           , 2025 under the 2013 Plan, with an exercise price of $      per share, for which the market-based vesting condition was not satisfied as of           , 2025;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of           , 2025 under the 2013 Plan (i) for which the service-based vesting condition was not satisfied as of           , 2025 and (ii) for which the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, after giving effect to the RSU Net Settlement;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs, subject to service-based vesting conditions, granted after           , 2025 under the 2013 Plan, after giving effect to the RSU Net Settlement;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of           , 2025 under the 2013 Plan (i) for which the market-based vesting condition or performance-based vesting condition was not satisfied as of           , 2025 and (ii) for which the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, after giving effect to the RSU Net Settlement;
•           shares of our Class A common stock issuable upon the exercise of warrants to purchase shares of our Class A common stock outstanding as of           , 2025, of which (i)            had an exercise price of $      per share and (ii)            had an exercise price of $      per share; and
•         shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i)            shares of our Class A common stock available for future issuance under the 2013 Plan, as of           , 2025 (which amount does not reflect RSUs that may be settled for shares of our Class A common stock granted after           , 2025); (ii)      shares of our Class A common stock reserved for future issuance under our 2025 Equity Incentive Plan (the “2025 Plan”), which will become effective on the date immediately prior to the date of this prospectus; and (iii)         shares of our Class A common stock reserved for issuance under our 2025 Employee Stock Purchase Plan (the “2025 ESPP”), which will become effective on the date of this prospectus.
On the date of this prospectus, any remaining shares of our Class A common stock available for issuance under the 2013 Plan will be added to the shares of our Class A common stock reserved for issuance under the 2025 Plan, and we will cease granting awards under the 2013 Plan. The 2025 Plan and 2025 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive compensation—Stock plans” for additional information.

Dilution
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.
As of           , 2025, our pro forma net tangible book value was $      million, or $      per share of our common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of           , 2025, after giving effect to (i) the Capital Stock Conversion, (ii) the Security Conversion, including the reclassification of the embedded derivative liability related to the Convertible Securities to additional paid-in capital, (iii) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation of $      million associated with the RSU Net Settlement and $      million associated with performance stock options and performance RSUs for which the liquidity event-based vesting condition and certain components of the market-based or performance-based vesting conditions will be satisfied in connection with this offering, (iv) the Warrant Exercises, as if such exercises had occurred on           , 2025, (v) the net issuance of              shares of our Class A common stock in connection with the RSU Net Settlement, after withholding              shares to satisfy our associated estimated tax withholding and remittance obligations of $      million (based upon the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed      % tax withholding rate), and (vi) the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering.
After giving effect to (i) the sale and issuance of          shares of our Class A common stock in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of the net proceeds therefrom as described in the section titled “Use of proceeds,” our pro forma as adjusted net tangible book value as of           , 2025 would have been $      million, or $     per share. This represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $     per share to investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price, which is the midpoint of the offering price range set forth on the cover page of this prospectus.
The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2025, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing Class A common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering		$
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and will change based, among other things, on the actual initial offering price and other terms of this offering determined at pricing, the actual tax withholding rates, and the actual number of RSUs settled upon the effectiveness of the registration statement of which this prospectus forms a part. Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of our pro forma as adjusted net

tangible book value per share after this offering by $      per share and would increase (decrease) the dilution per share to new investors in this offering by $     per share, assuming that the number of shares of our Class A common stock offered by us remains the same and after deducting underwriting discounts and commissions. Similarly, an increase of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase the amount of our pro forma as adjusted net tangible book value per share after this offering by $      per share and would decrease the dilution to new investors by $      per share, and a decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would decrease the pro forma as adjusted net tangible book value per share after this offering by $      per share and increase the dilution to new investors by $      per share, in each case assuming that the assumed initial public offering price of $      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $     per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be $     per share.
The following table summarizes, on a pro forma as adjusted basis as of           , 2025, after giving effect to the pro forma adjustments described above, the difference between existing stockholders and new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering at the assumed initial public offering price of $       per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration
	Number	Percent	Amount	Percent	Average price per share
Existing stockholders		%	$	%	$
New public investors					$
Total		100%	$	100%

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders before this offering to be reduced to            shares, or      % of the total number of shares of our Class A common stock outstanding immediately after the closing of this offering, and will increase the number of shares held by new investors to            shares, or      % of the total number of shares of our Class A common stock outstanding immediately after the closing of this offering.
Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $     million, assuming that the number of shares of our Class A common stock offered by us and the selling stockholders, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the closing of this offering.

In addition, to the extent we issue any additional stock options or RSUs or any outstanding stock options are exercised or outstanding RSUs vest and settle, or we issue any other securities or convertible debt in the future, investors will experience further dilution.
The foregoing tables and calculations (other than the historical net tangible book value calculations) are based on            shares of our Class A common stock outstanding and            shares of our Class B common stock outstanding, each as of           , 2025 (after giving effect to the Capital Stock Conversion, the Security Conversion, the RSU Net Settlement, and the Warrant Exercises), and excludes:
•           shares of our Class A common stock issuable upon the exercise of stock options to purchase shares of our Class A common stock outstanding as of           , 2025 under the 2013 Plan, with a weighted-average exercise price of $      per share;
•           shares of our Class A common stock issuable upon the exercise of stock options to purchase shares of our Class A common stock outstanding as of           , 2025 under the 2013 Plan, with an exercise price of $      per share, for which the market-based vesting condition was not satisfied as of           , 2025;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of           , 2025 under the 2013 Plan (i) for which the service-based vesting condition was not satisfied as of           , 2025 and (ii) for which the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, after giving effect to the RSU Net Settlement;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs, subject to service-based vesting conditions, granted after           , 2025 under the 2013 Plan, after giving effect to the RSU Net Settlement;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of           , 2025 under the 2013 Plan (i) for which the market-based vesting condition or performance-based vesting condition was not satisfied as of           , 2025 and (ii) for which the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, after giving effect to the RSU Net Settlement;
•           shares of our Class A common stock issuable upon the exercise of warrants to purchase shares of our Class A common stock outstanding as of           , 2025, of which (i)            had an exercise price of $      per share and (ii)            had an exercise price of $      per share; and
•         shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i)            shares of our Class A common stock available for future issuance under the 2013 Plan, as of           , 2025 (which amount does not reflect RSUs that may be settled for shares of our Class A common stock granted after           , 2025); (ii)      shares of our Class A common stock reserved for future issuance under the 2025 Plan, which will become effective on the date immediately prior to the date of this prospectus; and (iii)         shares of our Class A common stock reserved for issuance under the 2025 ESPP, which will become effective on the date of this prospectus.
On the date of this prospectus, any remaining shares of our Class A common stock available for issuance under the 2013 Plan will be added to the shares of our Class A common stock reserved for issuance under the 2025 Plan, and we will cease granting awards under the 2013 Plan. The 2025 Plan and 2025 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive compensation—Stock plans” for additional information.

Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, the accompanying notes, and the other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special note regarding forward-looking statements” and “Risk factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Our business
Motive is at the forefront of the transformation of the physical economy. For the first time ever, organizations that power the physical economy can connect and automate their operations end to end. Our Integrated Operations Platform enables these organizations to manage their workers, vehicles, equipment, and spend in one system. Powered by AI purpose-built for physical operations, our platform provides our customers with visibility and control and automates mission-critical workflows. The result is safer, more productive, and more profitable operations for the organizations that adopt our platform.
In 2024, the physical economy generated over $50 trillion in annual economic output and comprised approximately 50% of global gross domestic product (“GDP”),9 spanning industries and verticals like construction, oil and gas, trucking and logistics, manufacturing, agriculture, and the public sector, among others. Despite its scale, the physical economy has been underserved from a technology and innovation perspective relative to the knowledge economy.
Unlike the knowledge economy, which is natively connected, the physical economy runs on vehicles and equipment that are largely unconnected and workers that operate on the road or in the field. In addition to these structural challenges, organizations in the physical economy are confronted with growing safety risks, declining labor force participation, and continuously rising input costs. Existing offerings have failed to help organizations overcome these challenges due to the fragmented nature of such offerings and their lack of AI capabilities, resulting in siloed data, technical complexity, and limited automation.
We purpose-built our Integrated Operations Platform to address the challenges of the physical economy. Our platform offers a suite of products, including Driver Safety, Fleet Management, Equipment Monitoring, Spend Management, Workforce Management, and AI Vision. These six products are enabled by our Physical Operations Graph, which serves as the foundational data layer and single source of truth for our customers’ physical operations. Our Physical Operations Graph connects and unifies multi-source data across workers, vehicles, equipment, and spend and helps our customers eliminate data silos, enabling cross-domain insights, integrated workflow automation, and advanced AI-powered analytics.
Underpinning our Integrated Operations Platform is our AI system, engineered to meet the demanding accuracy requirements of mission-critical physical operations that have little tolerance for false positives. Our AI architecture is defined by a full stack system, including proprietary hardware, large volumes of high-quality annotated data, purpose-built AI models created by our team of highly-skilled AI engineers, and low-latency validation of model outputs to eliminate false positives. Potential false positives are promptly invalidated and removed by human review and incorporated into our data sets to improve their robustness and precision. In addition, we implement guardrails like multi-layer validation (through model benchmarking, human review, and quality assurance sampling), ensuring that erroneous detections are largely corrected before they reach customers. The design of our AI architecture allows us to offer a wide
9 According to estimates from the World Bank and a third-party report.

breadth of AI models with industry-leading precision and recall. We believe this approach is differentiated and makes it possible to deliver a highly reliable experience for our customers.
The key strength of our AI system is its recursive improvement capability. Across our Physical Operations Graph, more than one million vehicles and assets contribute to a vast and continuously growing data corpus. This data is labeled with high accuracy by a team of approximately 400 full-time data annotators who process tens of millions of events annually. This output is used to train our models, which are further refined with low-latency validation. As these models are deployed into production, they generate additional data that expands our training sets and continuously improves model performance over time. This cycle of recursive improvement compounds, reinforcing our AI advantage.
Our Integrated Operations Platform enables our customers to transform the safety of their workforce, the productivity of their workers and assets, and the profitability of their operations. Since January 1, 2023, we estimate that our platform helped prevent over 170,000 accidents, saved 1,500 lives, and in 2024, delivered over $175 million in fuel and fraud savings to our customers. On average, customers that used our AI Dashcam reduced collisions by 80%, and some saved approximately 20% on insurance premiums and up to 10.8 hours per week managing vehicle or asset repairs and downtime.10
As of December 31, 2024, we had nearly 100,000 customers that operated across over a dozen industries and verticals, including construction, oil and gas, trucking and logistics, manufacturing, agriculture, and the public sector, among others. Within each industry, our ability to partner with larger and more complex customers has been a key growth driver of our business. As of December 31, 2023 and 2024, we had 6,942 and 8,204 customers, respectively, with an ARR of greater than $7,500 (“Core Customers”) and 234 and 349 customers, respectively, with an ARR of greater than $100,000 (“Large Customers”). As of December 31, 2023 and 2024, our Core Customers had a net dollar retention rate (“NDR”) of 109%, while our Large Customers had an NDR of 125%.
We have achieved rapid growth and significant scale since our founding in 2013. In 2023 and 2024, our revenue was $310 million and $370 million, respectively, and our ARR as of December 31, 2023 and 2024 was $338 million and $417 million, respectively, representing a 19% year-over-year growth in revenue and a 23% year-over-year growth in ARR. As of December 31, 2024, our Core Customers and Large Customers represented approximately 68% and 30% of our total ARR, respectively. Our loss from operations for 2023 and 2024 was $89 million and $112 million, respectively, and our non-GAAP loss from operations for 2023 and 2024 was $75 million and $82 million, respectively. We generated net losses of $109 million and $153 million in 2023 and 2024, respectively. Our loss from operations, non-GAAP loss from operations and net loss in recent periods reflect our continued investment in our business and our large market opportunity.
For definitions and additional information about ARR, NDR, and non-GAAP loss from operations, see the sections titled “—Key business metrics—Annualized recurring run-rate,” “—Key factors affecting our performance—Expansion with existing customers,” and “—Non-GAAP financial measures,” respectively.
In connection with this offering, we expect to recognize a significant non-cash cumulative stock-based compensation expense for RSUs granted to our employees and other service providers, which are subject to service-based and liquidity event-based vesting conditions. We expect the liquidity event-based condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part and that, as a result, we will recognize cumulative stock-based compensation expense for RSUs for which the service-based vesting condition has been satisfied at that time. Based on the RSUs outstanding as of           , 2025, we expect to recognize approximately $      million of stock-based compensation expense upon the effectiveness of the registration statement of which this prospectus forms a part. We expect to recognize the remaining unrecognized non-cash compensation expense for RSUs that will be outstanding at that time ratably as the service-based vesting condition is satisfied following the closing of this offering. Based on the number of RSUs granted as of           , 2025, we expect
10 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.

to recognize approximately $      million of stock-based compensation expense over the subsequent years.
We also expect to recognize a significant non-cash cumulative stock-based compensation expense for performance stock options and performance RSUs granted to certain employees, which are subject to service-based, liquidity event-based, and performance-based or market-based vesting conditions. We expect the liquidity event-based condition and certain components of the market-based or performance-based vesting conditions will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. To the extent the requisite service periods of these awards have been completed, and to the extent the market-based vesting conditions are achieved or the performance-based vesting conditions are considered probable of being achieved, we will recognize cumulative stock-based compensation expense for performance stock options and performance RSUs. Based on the performance stock options and performance RSUs outstanding as of           , 2025, we expect to recognize approximately $      million and $      million, respectively, of stock-based compensation expense related to the performance stock options and performance RSUs upon the effectiveness of the registration statement of which this prospectus forms a part. We expect to recognize the remaining unrecognized non-cash compensation expense for performance stock options and performance RSUs that will be outstanding at that time ratably as the service-based and remaining components of the market-based vesting conditions are achieved or the performance-based vesting conditions are considered probable of being achieved following the closing of this offering. Based on the number of performance stock-based awards granted as of           , 2025, we expect to recognize approximately $      million of stock-based compensation expense for performance stock options and $      million of stock-based compensation expense for performance RSUs over the subsequent years.
For RSUs and other stock-based awards granted after the closing of this offering, we expect to record stock-based compensation expense ratably over the requisite service period.
For additional information regarding the potential risks associated with our stock-based compensation expense, see the section titled “Risk factors—Risks related to this offering an ownership of our Class A common stock—Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could cause the market price of our Class A common stock to decline.”
Our business model
We generate a substantial majority of our revenue from subscriptions to our platform, contributing approximately 97% and 95% of our revenue for 2023 and 2024, respectively. The remainder of our revenue in 2023 and 2024 was related to our Spend Management product and other ancillary revenue streams.
A subscription to our platform includes the use of our platform, along with an integrated suite of hardware devices. Our subscription pricing is structured on a per asset, per product basis, with contracts typically spanning three years. Subscription revenue is recognized ratably over the term of the contract. Customer billings are issued monthly, quarterly, annually, or fully upfront, and payment terms are generally due upon receipt of invoice or net 30 days.
Revenue from our Spend Management product contributed approximately 2% and 3% of our revenue in 2023 and 2024, respectively. We generate revenue from Spend Management primarily through interchange fees and rebates from the Motive partner network. We consider the vast majority of revenue generated from subscriptions and revenue from Spend Management collectively as recurring revenue, which contributed approximately 99% and 98% of our revenue for 2023 and 2024, respectively. Revenue generated from other ancillary items include hardware related charges and accessories, professional services, as well as shipping and handling fees.

Key business metrics
We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends, prepare financial projections, and make business decisions.
Annualized recurring run-rate
ARR reflects our ability to drive new subscription contracts and increased revenue from our Spend Management product, and to maintain and expand our relationships with existing customers. We define ARR as the annualized value of recurring revenue from subscription contracts that have commenced revenue recognition as of the end of the reporting period and the annualized value of revenue from our Spend Management product, which is calculated as four times the trailing three months of revenue as of the end of the reporting period.
ARR highlights trends that may be difficult to ascertain from a review of our consolidated financial statements due to ratable revenue recognition. ARR does not have a standardized definition and is not necessarily comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue prepared in accordance with GAAP and is not intended to be combined with or to replace it. ARR is not intended to be a forecast of future revenue or expected results, and the active contracts at the date used in calculating ARR may or may not be extended or renewed. The graph below shows ARR at the end of each quarter indicated.
Number of customers with ARR greater than $100,000
The number of Large Customers reflects our performance and ability to maintain and expand our relationship with larger organizations.
We define Large Customers as business entities or organizations with one or more paid subscriptions to one or more of our products, or revenue from Spend Management, that contributed more than $100,000 in ARR as of a particular date. A single organization with multiple divisions, segments, or subsidiaries is generally counted as a single customer, even though we may enter into agreements with multiple parties within that organization. However, in cases where we do not have sufficient information to determine whether multiple parties are affiliated, we may count them as separate customers. Our customer count is also subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity.
Key factors affecting our performance
We believe the growth and success of our business depend on a number of key factors. While these factors present significant opportunities for our business, they also present the challenges that we must successfully address to continue to drive and sustain our growth.
Core Customer base expansion
We believe there remains a significant opportunity to further expand our Core Customer base. These organizations face complex operational challenges, but continue to rely on legacy offerings or nothing at all. We intend to capture this opportunity by continuing to invest in sales and marketing to drive adoption of our platform.
Our platform addresses challenges organizations in the physical economy face by enabling safety, operations, and finance teams to manage their workers, vehicles, equipment, and spend within a single system. This value proposition is expected to be a key driver of our ability to continue to acquire larger organizations as customers. As of December 31, 2024, we had 349 Large Customers, which represented approximately 30% of our total ARR. The number of Large Customers increased by 49% between December 31, 2023 and December 31, 2024, and ARR from Large Customers increased by 71% over the same period.
Multi-product adoption
We believe the strength of our platform is demonstrated by the strong and increasing multi-product adoption rate of our customers. This is particularly evident among our Core Customers, where multi-product adoption rates have consistently increased over 2023 and 2024.
As of December 31, 2024, approximately 88% of our Core Customers had adopted two or more of our products, compared to 83% as of December 31, 2023, and approximately 36% of our Core Customers had adopted three or more of our products, compared to 28% as of December 31, 2023. A product is defined as one of Fleet Management, Driver Safety, Equipment Monitoring, Workforce Management, AI Vision, or Spend Management.
Expansion with existing customers
We are focused on driving continued expansion among our existing customers through adopting multiple products across our platform and capturing additional workers, vehicles, and equipment within each customer’s operations. Our ability to expand within our customer base will depend on a number of factors, including our customers’ satisfaction, pricing, competition, and changes in our customers’ spending levels.
We calculate our NDR at the end of a period as of a measurement date by starting with our ARR from the cohort of active customers as of 12 months prior to such measurement date (the “Prior Period ARR”). We then calculate the ARR for those same customers as of the applicable period of measurement (the “Current Period ARR”). We then divide the Current Period ARR by the Prior Period ARR to calculate the NDR for the applicable measurement date. Our NDR reflects customer expansion, contraction, and customer churn. To calculate NDR for Core Customers and Large Customers, we consider the cohort of active customers as of 12 months prior to such measurement date and who have met or exceeded $7,500 of ARR, in the case of Core Customers, and $100,000 of ARR, in the case of Large Customers, during their lifetime as a customer. As of December 31, 2023 and 2024, our Core Customers had an NDR of 109%, while our Large Customers had an NDR of 125%.
International expansion
We view international expansion as a substantial long-term growth opportunity for our business. In 2024, our customers in the United States and Canada accounted for more than 99% of our revenue. We have begun building our international presence with sales operations in Mexico in 2024 and the United Kingdom in 2025. We intend to continue investing in and expanding our international operations, including localized product development and go-to-market capabilities, to serve customers in new geographies.
Continuous product innovation
We intend to continue developing innovative products, guided by a company culture that is customer-centric and problem seeking.
We actively engage with customers to understand their needs, and when we identify challenges that are both meaningful and shared across our customer base, we move quickly to build solutions. For example, based on customer feedback, we recently developed an AI model for the waste industry to detect contamination by identifying non-compliant materials in collected waste. We were able to build a prototype within weeks for a solution that could potentially be applied across over 140,000 waste and recycling trucks in the United States. We translate customer needs into solutions with speed and scale, and we intend to continue to invest in our research and development capabilities, including introducing new products to our platform for a wide range of use cases.
Key components of results of operations
Revenue
In 2023 and 2024, the vast majority of our revenue, approximately 97% and 95% respectively, was derived from subscriptions to our Integrated Operations Platform. Spend Management contributed approximately 2% and 3% to our revenue in 2023 and 2024, respectively. The rest of our revenue in both years came from professional services, replacement hardware charges and other ancillary revenue streams.
We generate revenue primarily from subscriptions to access and use our platform priced on a per asset, per product basis along with an integrated suite of hardware devices. Our contract terms vary, but typically span three years, and are generally noncancellable with automatic renewal for subsequent one-year terms. Our subscription arrangements reflect a combined performance obligation to access and use our Integrated Operations Platform. The platform is not distinct from the related hardware devices because the platform is highly interdependent and interrelated with the hardware devices, as both comprise a series of distinct services that work together to transform high volumes of operational data to provide customers with predictive, AI-driven insights throughout the customer’s subscription term. Revenue derived from the combined performance obligation to access and use our platform is recognized ratably over the customer’s subscription term, beginning when control of the services is transferred to the customer.
Revenue earned from our Spend Management product is primarily earned through interchange revenue and rebate revenue from the Motive partner network. Interchange revenue is earned under an agreement with a third-party card program manager to process Motive Card transactions and manage the relationship with the issuing bank and the card network. Interchange revenue is recognized when transactions are processed, net of fees for third-party services. We also earn revenue from our partner network by entering into arrangements with strategic partners to establish and enhance brand loyalty, whereby we earn fee rebates on qualifying purchases made by Motive cardholders. Revenue from our partner network is recognized when the qualifying purchase occurs, net of incentives paid to cardholders on qualifying purchases or other milestones.
Other revenue in both years primarily came from replacement hardware charges and accessories, professional services, and shipping and handling fees.
We anticipate our revenue to increase as we expand our business with both new and current customers across new and established markets.
Cost of revenue
The main components of our cost of revenue include the amortization of deferred expenses related to hardware devices, warranty-related expenditures, costs associated with software hosting, data networks expenses, and employee-related costs for customer support, such as salaries and benefits. Additionally, it includes the amortization of capitalized internal-use software development costs, depreciation of property and equipment and allocated overhead expenses.
We expect our cost of revenue will continue to increase in absolute dollars as our business grows and will fluctuate as a percentage of our revenue from period to period depending on the timing of continued investments in our platform or other unforeseen expenses. However, as we continue to scale our operations, we anticipate our gross margin to improve over time as a result of a reduction in amortization of device costs and data network expenses, driven by product efficiencies, economies of scale, and procurement strategies.

Operating expenses
Sales and marketing
Sales and marketing expenses consist primarily of employee-related costs such as salaries, sales commissions, related benefits, and stock-based compensation for our sales and marketing employees. Sales and marketing expenses also include expenses related to marketing and advertising efforts such as online marketing campaigns, events, social media, public relations, and branding, as well as travel and entertainment and allocated overhead costs.
We expect that our sales and marketing expenses will increase in absolute dollars as our business grows and we continue to scale and invest in our go-to-market organization. We anticipate that our sales and marketing expenses will remain a relatively consistent percentage of revenue in the near term, then decrease as a percentage of our revenue over time. Depending on the timing of our investments, our sales and marketing expenses as a percentage of our revenue may still fluctuate from period to period.
Research and development
Research and development expenses consist primarily of employee-related costs such as salaries, related benefits, and stock-based compensation for our product development employees. Research and development expenses also include third-party services for product development, consulting expenses, depreciation expense related to equipment used in research and development activities, and allocated overhead costs.
We expect that our research and development expenses will increase in absolute dollars as we continue to invest in our platform. However, we anticipate that research and development expenses will decrease as a percentage of our revenue over time. Depending on the timing of our investments or other unforeseen expenses, research and development expenses as a percentage of our revenue may still fluctuate from period to period.
General and administrative
General and administrative expenses consist primarily of employee-related costs such as salaries, related benefits, and stock-based compensation for our executive, finance, legal, people operations, IT, and other administrative functions. General and administrative expenses also include professional fees and services, primarily litigation expenses, in addition to expensed software costs, bank fees, provision for credit losses, and allocated overhead costs.
Following the closing of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for directors and officers insurance, investor relations, and professional services. We expect that our general and administrative expenses will increase in absolute dollars as our business grows but will decrease as a percentage of our revenue over time. However, depending on the timing of our investments or other unforeseen expenses such as increased litigation expenses, general and administrative expenses as a percentage of our revenue may still fluctuate from period to period.
Legal settlement
Legal settlement expenses consist of estimated loss contingencies or known settlements related to certain legal cases.
Operating lease impairment and abandonment
Operating lease impairment and abandonment expenses consist of impairment charges related to the sublease of certain portions of our leased office space and expenses related to the abandonment of other portions of our leased office space.

Restructuring
Restructuring costs consist of charges related to employee severance payments and termination benefits as a result of a restructuring plan that we undertook in July 2023 to prioritize specific company initiatives, resulting in a 5% reduction in headcount.
Other expense, net
Other expense, net consists primarily of interest expense, change in fair value of the derivative liability, and other items including interest income and translation gain or loss on foreign exchange.
Provision for income taxes
Provision for income taxes consists primarily of income taxes related to foreign jurisdictions and U.S. federal and state income taxes. We maintain a full valuation allowance on our U.S. federal and state net deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.
Results of operations
The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year ended December 31,
(in thousands, except percentages):	2023	2024	$ Change	% Change
Revenue	$310,309	$370,450	$60,141	19%
Cost of revenue(1)	91,161	111,901	20,740	23
Gross profit	219,148	258,549	39,401	18
Operating expenses(1)
Sales and marketing	139,609	180,083	40,474	29
Research and development	94,369	98,716	4,347	5
General and administrative	62,951	87,456	24,505	39
Legal settlement	1,800	4,201	2,401	133
Operating lease impairment and abandonment	7,433	—	(7,433)	(100)
Restructuring	2,188	—	(2,188)	(100)
Total operating expenses	308,350	370,456	62,106	20
Loss from operations	(89,202)	(111,907)	(22,705)	25
Other expense, net	(18,963)	(40,326)	(21,363)	113
Loss before income taxes	(108,165)	(152,233)	(44,068)	41
Provision for income taxes	(602)	(752)	(150)	25
Net loss	$(108,767)	$(152,985)	$(44,218)	41%

(1)Includes stock-based compensation expense, net of amounts capitalized, as follows:

	Year ended December 31,
(in thousands)	2023	2024
Cost of revenue	$1	$—
Sales and marketing	403	100
Research and development	1,066	—
General and administrative	1,295	1,080
Total stock-based compensation expense	$2,765	$1,180

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Year ended December 31,(1)
	2023	2024
Revenue	100%	100%
Cost of revenue	29	30
Gross profit	71	70
Operating expenses
Sales and marketing	45	49
Research and development	30	27
General and administrative	20	24
Legal settlement	1	1
Operating lease impairment and abandonment	2	—
Restructuring	1	—
Total operating expenses	99	100
Loss from operations	(29)	(30)
Other expense, net	(6)	(11)
Loss before income taxes	(35)	(41)
Provision for income taxes	—	—
Net loss	(35)%	(41)%

(1)Percentages may not foot due to rounding.
Comparison of the years ended December 31, 2023 and 2024
Revenue
The following table presents our revenue for the periods indicated:

	Year ended December 31,
(in thousands, except percentages):	2023	2024	$ Change	% Change
Revenue	$310,309	$370,450	$60,141	19%

Revenue increased by $60.1 million, or 19%, in 2024 compared to 2023. Subscription revenue increased by $49.8 million, of which $16.4 million was from customers existing at or 12 months prior to December 31, 2023, and the remaining $33.4 million was from new customers added in 2024. Additionally, Spend Management revenue increased by $5.0 million due to higher adoption of the product. The remaining increase of $5.3 million was due to increases in other revenue streams, primarily from increased professional services.
Cost of revenue
The following table presents our cost of revenue for the periods indicated:

	Year ended December 31,
(in thousands, except percentages):	2023	2024	$ Change	% Change
Cost of revenue	$91,161	$111,901	$20,740	23%

Cost of revenue increased by $20.7 million, or 23%, in 2024 compared to 2023, primarily due to a $18.0 million increase in the amortization of hardware devices, with more units fulfilled as a result of our subscription revenue growth.

Gross profit and gross margin
The following table presents our gross profit and gross margin for the periods indicated:

	Year ended December 31,
(in thousands, except percentages)	2023	2024	$ Change	% Change
Gross profit	$219,148	$258,549	$39,401	18%
Gross margin	71%	70%

Gross profit increased by $39.4 million, or 18%, in 2024 compared to 2023 with our continued growth. Gross margin in 2024 was 70%, relatively consistent with 71% in 2023.
Sales and marketing
The following table presents our sales and marketing expenses for the periods indicated:

	Year ended December 31,
(in thousands, except percentages)	2023	2024	$ Change	% Change
Sales and marketing	$139,609	$180,083	$40,474	29%

Sales and marketing expenses increased by $40.5 million, or 29%, in 2024 compared to 2023, primarily due to an increase in employee-related costs of $31.6 million from the expansion of our sales teams. The remaining increase of $8.9 million was primarily due to a $6.1 million increase related to online marketing campaigns and events.
Research and development
The following table presents our research and development expenses for the periods indicated:

	Year ended December 31,
(in thousands, except percentages)	2023	2024	$ Change	% Change
Research and development	$94,369	$98,716	$4,347	5%

Research and development expenses increased by $4.3 million, or 5%, in 2024 compared to 2023, primarily due to an increase in employee-related costs of $5.4 million from the expansion of our product and engineering teams. This increase was partially offset by a $1.3 million reduction in allocated overhead costs as we downsized our office lease footprint in the United States.
General and administrative
The following table presents our general and administrative expenses for the periods indicated:

	Year ended December 31,
(in thousands, except percentages)	2023	2024	$ Change	% Change
General and administrative	$62,951	$87,456	$24,505	39%

General and administrative expenses increased by $24.5 million, or 39%, in 2024 compared to 2023, primarily as a result of increased litigation expenses of $25.8 million. Refer to Note 6 “Commitments and contingencies” and Note 14 “Subsequent events” in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus for further details.

Legal settlement
The following table presents our legal settlement expenses for the periods indicated:

	Year ended December 31,
(in thousands, except percentages)	2023	2024	$ Change	% Change
Legal settlement	$1,800	$4,201	$2,401	133%

Legal settlement expenses increased by $2.4 million, or 133%, in 2024 compared to 2023. In 2023, we recorded a $1.8 million expense related to a settlement agreement of a patent infringement dispute. In 2024, we recorded a $4.2 million expense related to the settlement of a class action complaint.
Operating lease impairment and abandonment
The following table presents our operating lease impairment and abandonment expenses for the periods indicated:

	Year ended December 31,
(in thousands, except percentages)	2023	2024	$ Change	% Change
Operating lease impairment and abandonment	$7,433	$—	$(7,433)	(100)%

Operating lease impairment and abandonment expenses decreased by $7.4 million in 2024 compared to 2023. We recorded $3.6 million of impairment charges related to the sublease of certain portions of our leased office space and $3.8 million related to the abandonment of other portions of our leased office space, both of which were recognized in 2023 and did not recur in 2024.
Restructuring
The following table presents our restructuring charges for the periods indicated:

	Year ended December 31,
(in thousands, except percentages)	2023	2024	$ Change	% Change
Restructuring	$2,188	$—	$(2,188)	(100)%

Restructuring charges decreased by $2.2 million in 2024 compared to 2023 due to one-time charges related to employee severance payments and termination benefits as a result of a restructuring plan we undertook in July 2023.
Other expense, net
The following table presents our other expense, net for the periods indicated:

	Year ended December 31,
(in thousands, except percentages)	2023	2024	$ Change	% Change
Other expense, net	$(18,963)	$(40,326)	$(21,363)	113%

Other expense, net increased by $21.4 million, or 113%, in 2024 compared to 2023, primarily due to a $12.3 million gain recorded in 2023, as the value of the embedded derivative associated with the 2019 Convertible Notes decreased as a result of the adjusted timeline for the associated exit events. There was also an increase in interest expense of $4.3 million resulting from the incremental draw down of term loans pursuant to the Credit Agreement in 2024. Additionally, there was a decrease in other income of $3.6 million resulting from a reduction in interest income from lower cash and cash equivalents held in 2024 compared to 2023, as well as lower yields earned on money market and demand deposit accounts.

Provision for income taxes
The following table presents our provision for income taxes for the periods indicated:

	Year ended December 31,
(in thousands, except percentages)	2023	2024	$ Change	% Change
Provision for income taxes	$(602)	$(752)	$(150)	25%

Provision for income taxes increased by $0.2 million, or 25%, in 2024 compared to 2023, primarily due to growth in our foreign operations.
Non-GAAP financial measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we consider certain financial measures that are not prepared in accordance with GAAP, as described below, to understand and evaluate our operating performance. These non-GAAP financial measures, which may be different than similarly-titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered substitutes for, or superior to, the financial information prepared and presented in accordance with GAAP.
We use non-GAAP loss from operations and non-GAAP operating margin in conjunction with traditional GAAP measures to evaluate our financial performance. We believe that non-GAAP loss from operations and non-GAAP operating margin provide our management team and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as they are non-recurring or outside the ordinary course of business, other than stock-based compensation expense.
We use free cash flow as a key measure to assess the strength of our liquidity and the amount of cash available for discretionary purposes, such as funding operations, investing in growth opportunities, and returning capital to shareholders. We believe that free cash flow provides investors with an important perspective on our ability to generate cash from business operations after accounting for the investments required to maintain and grow the business. Free cash flow margin provides insight into the efficiency with which we convert revenue into cash that is available for reinvestment or other corporate purposes. By evaluating free cash flow margin, investors can better understand our cash generation relative to its revenue, which can be helpful in comparing performance across periods and against peers.
Non-GAAP loss from operations, non-GAAP operating margin, free cash flow and free cash flow margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations include:
•Non-GAAP loss from operations excludes stock-based compensation expense to allow investors to make more meaningful comparisons of our performance between periods. Stock-based compensation expense may vary between periods due to various factors unrelated to our core operating performance, including as a result of the assumptions used in the valuation methodologies, timing and amount of grants, the closing of this offering, and other factors. Moreover, stock-based compensation expense is a non-cash expense that is sometimes excluded from our internal management reporting processes and when assessing our actual performance, and forecasting future periods.
•Non-GAAP loss from operations excludes restructuring charges. We excluded these charges from our internal management reporting process when assessing our actual performance as we consider them to be nonrecurring in nature.
•Non-GAAP loss from operations excludes operating lease impairment and abandonment charges. We excluded these changes from our internal management reporting process when assessing our actual performance as we consider them to be outside the ordinary course of business and nonrecurring in nature.
•Non-GAAP loss from operations does not reflect certain legal settlements that we have determined arose outside of the ordinary course of business and are nonrecurring, infrequent and unusual.
•Non-GAAP loss from operations does not reflect certain litigation expenses related to specific proceedings that we have determined arose outside the ordinary course of business and are nonrecurring, infrequent and unusual based on the following considerations which we assess regularly: (i) the frequency of similar cases that have been brought to date, or are expected to be brought; (ii) the complexity of the case; (iii) the nature of the remedies including the size of any monetary damages sought; (iv) the counterparty involved; and (v) our overall litigation strategy.
•Free cash flow does not represent the total residual cash flow available for discretionary purposes because it does not reflect our contractual commitments or obligations, and does not represent the total increase or decrease in our cash balance for any given period.
Non-GAAP loss from operations and non-GAAP operating margin
We define non-GAAP loss from operations as loss from operations excluding the effect of stock-based compensation expense, lease impairment and abandonment charges, certain legal settlement expenses, certain litigation expenses and restructuring charges. Non-GAAP operating margin is defined as non-GAAP loss from operations as a percentage of revenue.
The following is a reconciliation of loss from operations to non-GAAP loss from operations, as well as the calculation of operating loss margin and non-GAAP operating margin, for the periods presented.

	Year ended December 31,
(in thousands, except percentages)	2023	2024
Loss from operations	$(89,202)	$(111,907)
Litigation expenses(1)	—	24,443
Legal settlement(2)	1,800	4,201
Stock-based compensation	2,765	1,180
Operating lease impairment and abandonment(3)	7,433	—
Restructuring(4)	2,188	—
Non-GAAP loss from operations	$(75,016)	$(82,083)
Revenue	$310,309	$370,450
Operating loss margin	(29)%	(30)%
Non-GAAP operating margin	(24)%	(22)%

(1)In 2024, we recorded $24.4 million in litigation expenses related to certain patent infringement, trade secret misappropriation, and other claims made against us, which were outside of the ordinary course of business. See Note 6 “Commitments and contingencies” and Note 14 “Subsequent events” in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus for further details on certain of these cases.
(2)In 2023, we recorded a $1.8 million expense related to a settlement agreement of a patent infringement dispute. In 2024, we recorded a $4.2 million expense related to the settlement of a class action complaint.
(3)In 2023, we incurred charges on certain right-of-use assets and other long-lived assets as a result of the decision to abandon or sublease certain leased office space that was no longer used.
(4)In 2023, we implemented workforce reductions to better align our strategic priorities with our investments. In connection with these reductions, we incurred employee-related expenses including severance and other termination benefits.
Free cash flow and free cash flow margin
We define free cash flow as net cash used in operating activities, less cash used for purchases of property and equipment (which includes internal-use software development costs). Free cash flow margin is defined as free cash flow as a percentage of revenue.

The following is a reconciliation of net cash used in operating activities to free cash flow, as well as the calculation of net cash used in operating activities as a percentage of revenue and free cash flow margin, for the periods presented:

	Year ended December 31,
(in thousands, except percentages)	2023	2024
Net cash flows used in operating activities	$(107,172)	$(75,807)
Purchases of property and equipment	(2,747)	(4,327)
Free cash flow	$(109,919)	$(80,134)
Revenue	$310,309	$370,450
Net cash flows used in operating activities as a percentage of revenue	(35)%	(20)%
Free cash flow margin	(35)%	(22)%
Net cash flows used in investing activities	$(2,747)	$(4,327)
Net cash flows provided by financing activities	$270	$49,371

Quarterly results of operations and other data
The following tables set forth our unaudited quarterly consolidated statement of operations data for the four quarters in 2023, as well as the percentage that each line item represents of our revenue for each quarter presented. The unaudited quarterly statement of operations data set forth below have been prepared on a basis consistent with our consolidated financial statements and include, in the opinion of management, all normal recurring adjustments necessary for a fair statement of the financial information for these periods. Our historical results are not necessarily indicative of our future performance. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Quarterly Consolidated Statements of Operations

	Three months ended
(in thousands)	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023
Revenue	$72,035	$75,810	$79,697	$82,767
Cost of revenue(1)	21,569	22,182	23,153	24,257
Gross profit	50,466	53,628	56,544	58,510
Operating expenses
Sales and marketing(1)	35,470	35,065	34,275	34,799
Research and development(1)	24,106	23,062	23,583	23,618
General and administrative(1)	17,502	15,463	14,919	15,067
Legal settlement	—	—	1,800	—
Operating lease impairment and abandonment	—	—	3,612	3,821
Restructuring	—	—	2,188	—
Total operating expenses	77,078	73,590	80,377	77,305
Loss from operations	(26,612)	(19,962)	(23,833)	(18,795)
Other expense, net	(2,809)	(5,752)	(4,919)	(5,483)
Loss before income taxes	(29,421)	(25,714)	(28,752)	(24,278)
Provision for income taxes	(128)	(129)	(149)	(196)
Net loss	$(29,549)	$(25,843)	$(28,901)	$(24,474)

(1)Includes stock-based compensation expense, net of amounts capitalized, as follows:

	Three months ended
(in thousands)	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023
Cost of revenue	$—	$1	$—	$—
Sales and marketing	83	154	92	74
Research and development	573	112	220	161
General and administrative	399	281	331	284
Total stock-based compensation expense	$1,055	$548	$643	$519

Quarterly consolidated statements of operations, as a percentage of revenue

	Three months ended(1)
	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023
Revenue	100%	100%	100%	100%
Cost of revenue	30	29	29	29
Gross profit	70	71	71	71
Operating expenses
Sales and marketing	49	46	43	42
Research and development	33	30	30	29
General and administrative	24	20	19	18
Legal settlement	—	—	2	—
Operating lease impairment and abandonment	—	—	5	5
Restructuring	—	—	3	—
Total operating expenses	107	97	101	93
Loss from operations	(37)	(26)	(30)	(23)
Other expense, net	(4)	(8)	(6)	(7)
Loss before income taxes	(41)	(34)	(36)	(29)
Provision for income taxes	—	—	—	—
Net loss	(41)%	(34)%	(36)%	(30)%

(1)Percentages may not foot due to rounding.
Quarterly revenue trends
Our revenue increased sequentially in each of the quarters presented primarily due to growth from new and existing customer subscriptions to our platform. We recognize revenue ratably over the term of our subscription contracts and as a result, a substantial portion of the revenue we report in a given period is attributable to contracts we entered into in prior periods. Therefore, increases or decreases in sales to new and existing customers in a given period may not be immediately reflected in revenue for that period.
Quarterly cost of revenue trends
Our cost of revenue increased sequentially in each of the quarters presented, primarily as a result of increased amortization expense from hardware devices as more units were fulfilled with the growth in subscription revenue.
Quarterly sales and marketing trends
Our sales and marketing expenses have remained relatively consistent in the quarters presented in both dollar terms and as a percentage of revenue. The timing of advertising campaigns and events can impact the trends in sales and marketing expenses.
Quarterly research and development trends
Our research and development expenses have remained relatively consistent in the quarters presented in dollar terms. During the three months ended March 31, 2023, our research and development costs were higher as a percentage of revenue as certain employer payroll taxes and 401(k) benefit matching expenses are higher at the beginning of the year before employees reach their respective limits.
Quarterly general and administrative trends
Our general and administrative expenses have generally decreased in the quarters presented. The decrease in our general and administrative expenses during the three months ended June 30, 2023 was due to a reduction in the provision for credit losses as a result of more favorable collections from customers and lower employee costs as a result of severance costs that were incurred for certain employees during the three months ended March 31, 2023.
Quarterly other expense, net trends
Changes in other expense, net in the quarters presented are primarily driven by fluctuations in interest rates that impact the interest we pay on our term loans under the Credit Agreement, the amount of term loans drawn down, and changes in fair value of our embedded derivative.
Liquidity and capital resources
As of December 31, 2024, we had total liquidity sources of $51.5 million, which consisted of $48.0 million in cash and cash equivalents comprised primarily of money market funds and demand deposits, and $3.5 million in restricted cash due to outstanding letters of credit for our leased office space. Between May 2025 and July 2025, we raised an additional $150.0 million in cash and cash equivalents through the sale and issuance of the 2025 Convertible Securities. We believe our total liquidity sources on hand, together with our operating cash flows, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least 12 months from the date of this prospectus. We expect our operating cash flow requirements to continue to increase in the immediate future as we continue to invest in the expansion of our products and services.
Our future capital requirements will depend on many factors, including our subscription revenue growth rate, customer renewal activity, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support research and development efforts, the introduction of new and enhanced products, and the continuing market adoption of our platform. In addition, macroeconomic factors such as changes in tariffs and trade restrictions, labor shortages, supply chain disruptions, fluctuating interest rates, inflation, and geopolitical instability could increase our capital requirements. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We continue to assess our capital structure and evaluate the merits of deploying available cash. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, operating results, and financial condition would be adversely affected.
Sources of liquidity
Since our inception, we have financed our operations primarily through proceeds from the sale and issuance of $428.1 million of our convertible preferred stock, the 2019 Convertible Notes, the 2025 Convertible Securities, borrowings under the Credit Agreement and cash collections from our customers.
Term Loans
In April 2021, we entered into the Credit Agreement with each of the various lender parties thereto for the issuance of a term loan in an aggregate principal amount of $75.0 million and the extension of an additional term loan in an aggregate principal amount of up to $25.0 million. During 2021, we drew the full amounts on these initial term loans. During 2021 and 2022, we entered into various amendments to the Credit Agreement which provided additional term loans to us in aggregate principal amounts of $100.0 million. In June 2024, we further amended and restated the Credit Agreement to provide for the issuance of an additional term loan in an aggregate principal amount of $50.0 million. Collectively, these term loan borrowings of $250.0 million (the “Term Loans”) are set to mature on April 8, 2027.
See Note 8 “Debt” in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus for a summary of our Term Loans as of December 31, 2023 and 2024, respectively.

2025 convertible securities financing
In May 2025, we sold and issued convertible securities, raising an aggregate amount equal to $117.8 million, and in July 2025, we sold and issued additional convertible securities, raising $32.2 million. The 2025 Convertible Securities are convertible into an applicable series of capital stock or become due and payable upon certain specified conditions or upon maturity in May 2032.
See Note 14 “Subsequent events” in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus for a summary of the Convertible Securities Financing.
Cash flows
The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
(in thousands)	2023	2024
Net cash flows used in operating activities	$(107,172)	$(75,807)
Net cash flows used in investing activities	$(2,747)	$(4,327)
Net cash flows provided by financing activities	$270	$49,371

Operating activities
During 2023, net cash flows used in operating activities was $107.2 million. The primary factors affecting our operating cash flows during this period were our net loss of $108.8 million and net cash outflows of $24.7 million from changes in our operating assets and liabilities, adjusted for $26.3 million in non-cash charges. The cash used from changes in our operating assets and liabilities primarily included $36.4 million in deferred device costs and $11.5 million in inventory which reflect the growth in units purchased as a result of our revenue growth and a $10.1 million decrease in accounts receivable, net, reflecting an increase in accounts receivable from the continued growth of customers with payment terms rather than due upon receipt of invoice. These amounts were partially offset by cash flows provided by operating assets and liabilities, including a $28.3 million increase in deferred revenue as a result of increased upfront billings from the continued growth in our customer base and a $14.4 million increase in accounts payable and accrued expenses as a result of our increased operating expenses from the continued growth of our business. The non-cash charges primarily consisted of $7.4 million lease impairment and abandonment expense, $6.9 million in non-cash interest expense, $6.5 million in depreciation and amortization expenses, $6.1 million in non-cash operating lease costs, and $5.1 million in amortization of debt discount expenses, partially offset by a $12.0 million gain from the change in fair value of the embedded derivative associated with the 2019 Convertible Notes.
During 2024, net cash flows used in operating activities was $75.8 million. The primary factors affecting our operating cash flows during this period were our net loss of $153.0 million, which was partially offset by net cash inflows of $48.4 million from changes in our operating assets and liabilities, adjusted for $28.8 million in non-cash charges. The cash provided from changes in our operating assets and liabilities was primarily due to a $75.3 million increase in deferred revenue as a result of the increased upfront billings from the continued growth in our customer base and a $44.2 million increase in accounts payable and accrued expenses as a result of our increased operating expenses, particularly legal expenses. These amounts were partially offset by cash flows used in our operating assets and liabilities, which included $36.4 million in deferred device costs that reflect the growth in units purchased as a result of our revenue growth, a $20.0 million decrease in accounts receivable, net that reflect an increase in accounts receivable from the continued growth of customers with payment terms rather than due upon receipt of invoice, and a $12.7 million decrease in deferred commissions caused by increased commission costs related to the increase in revenue. The non-cash charges primarily consisted of $7.4 million in non-cash interest expense, $6.1 million in depreciation and amortization expenses, $5.5 million in amortization of debt discount expenses, and $4.3 million provision for credit losses.

Investing activities
Net cash flows used in investing activities during 2023 was $2.7 million. This was due to the purchase of property and equipment, particularly internal-use software.
Net cash flows used in investing activities during 2024 was $4.3 million. This was due to the purchase of property and equipment, particularly internal-use software and computer equipment.
Financing activities
Net cash flows provided by financing activities during 2023 was $0.3 million, which was primarily due to the proceeds from the exercise of stock options.
Net cash flows provided by financing activities during 2024 was $49.4 million, which was primarily due to the drawdown of term loans pursuant to the Credit Agreement, net of discounts and issuance costs.
Contractual obligations
The following table summarizes our minimum commitments for software, software hosting, and data network expenses, as well as other non-cancelable obligations as follows, as of December 31, 2024 (in thousands):

Fiscal years ending	Minimum annual commitments
2025	$20,328
2026	18,269
2027	7,021
Total future minimum commitments	$45,618

In addition to the contractual obligations set forth above, we also lease office facilities under operating lease agreements with lease terms that expire at various dates through 2028. Our cash requirements related to these lease agreements are $8.1 million, of which $5.3 million is expected to be paid within the next 12 months. See Note 5 “Leases” in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus for further detail on our operating lease obligations.
Off-balance sheet arrangements
As of December 31, 2023 and December 31, 2024, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Quantitative and qualitative disclosures about market risk
We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of business. These risks primarily include interest rate, foreign exchange, and inflation risks.
Interest rate risk
As of December 31, 2024, we held cash and cash equivalents of $48.0 million. In addition, we have $3.5 million of restricted cash due to outstanding letters of credit for our leased office space. Our cash equivalents are primarily money market funds and demand deposits, which are intended to preserve capital and maintain liquidity. We hold our cash and cash equivalents primarily for working capital and operational purposes, and we do not invest for trading or speculative purposes. We also have $250.0 million in Term Loans with various lending institutions that are due to mature in April 2027.

Our exposure to market risk for changes in interest rates is primarily limited to the interest income generated on our cash and cash equivalents, as well as outstanding debt obligations with variable interest rates. Changes in interest rates can affect the interest income we earn and the interest expense that we pay. A hypothetical 100 basis point increase or decrease in interest rates would not have materially affected our consolidated financial statements.
Foreign currency exchange risk
The U.S. dollar serves as our reporting currency and the functional currency for our foreign subsidiaries. Although a substantial majority of our revenue and operating expenses are denominated in U.S. dollars, we are exposed to foreign currency risks associated with revenue and operating expenses denominated in currencies other than the U.S. dollar, including the Canadian dollar, Mexican Peso, and Pakistani Rupee. Our operating expenses are denominated in the currencies of the countries where our operations are situated. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. We have not engaged in hedging activities to mitigate our foreign currency exchange risk; however, such activities may be undertaken in the future if we foresee significant foreign currency risk. A hypothetical 10% increase or decrease in the relative value of the U.S. dollar would not have materially impacted our consolidated financial statements for the periods presented.
Inflation risk
We do not consider inflation to have significantly impacted our business, operational outcomes, or financial health. However, should our expenses face substantial inflationary pressures, we may not be able to completely offset these increased costs. Failing to manage this effectively could negatively affect our business, operating results, or financial condition.
Critical accounting estimates
Our consolidated financial statements and the accompanying notes included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of our consolidated financial statements also requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities.
The most significant accounting policies involving management judgments and estimates include revenue recognition, amortization periods of deferred costs, stock-based compensation, common stock valuation, and fair value of derivative liability. We believe these accounting policies involve a substantial degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.
We base our estimates and assumptions on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.
We periodically review these critical accounting policies and estimates to ensure that they remain appropriate and reflect any changes in our business or the economic environment. Any changes in these estimates or assumptions could have a significant impact on our financial position and results of operations.
Revenue recognition
Our revenue recognition policy is based on the guidance provided by Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which establishes a comprehensive framework for determining how and when revenue is recognized. Significant judgment is required for each of the following steps:
1.identify the contract with a customer;

2.identify the performance obligations in the contract;
3.determine the transaction price;
4.allocate the transaction price to the performance obligations; and
5.recognize revenue when (or as) the entity satisfies a performance obligation.
Determining whether the subscriptions to our cloud platform and the hardware devices represent a distinct or combined performance obligation requires management to make significant judgments about the individual goods or services promised to the customer, which can ultimately impact the timing of revenue recognition. We determined that our arrangements reflect a combined performance obligation to access and use our Integrated Operations Platform. The cloud platform is not distinct from the related hardware devices because the cloud platform is highly interdependent and interrelated with the hardware devices as both comprise a series of distinct services that work together to transform high volumes of operational data to provide customers with predictive, AI-driven insights throughout the customer’s subscription term.
Revenue derived from the combined performance obligation to access and use our cloud platform is recognized ratably over the customer’s subscription term beginning when control of the services is transferred to the customer. We determined that contracts containing an upfront payment for initial hardware purchases not charged upon renewal contain a material right. The assessment of whether a material right is incremental, and therefore exists, is subjective in nature. The portion of the transaction price allocated to the material right is recognized over the renewal period if the option is exercised, or recognized at a point in time upon the expiration of the option. A change in actual or expected renewals would impact the period over which material right revenue is recognized.
Amortization periods of deferred costs
We capitalize at the time of shipment the cost of hardware devices sold to customers in connection with their subscription to access and use its cloud platform. These costs are recorded as deferred device costs on our consolidated balance sheets. Deferred device costs are generally amortized over a five-year expected benefit period. We determined the benefit period by considering the technology lifecycle, expected customer relationship period, the devices’ useful lives, and the warranty period provided to the customer. Amortization costs are included in cost of revenue in our consolidated statements of operations.
We also capitalize certain commissions and related payroll taxes that qualify as costs of obtaining a contract with a customer. Commissions associated with the initial customer contract are amortized over a five-year expected benefit period. We determined the period of benefit by considering expected contract renewals, the technology lifecycle, and other factors. Amortization costs are included in sales and marketing expenses in the consolidated statements of operations.
We periodically review the amortization periods for deferred costs and determine whether any adjustments to the useful lives of the assets are required if events or circumstances should cause the carrying amount of such assets to not be recoverable over their amortization periods.
Stock-based compensation
We account for our stock-based compensation to employees using the fair value method as required under ASC 718, Compensation—Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based payment awards based on estimated fair values.
RSUs vest upon the achievement of both service-based vesting conditions and liquidity event-based vesting conditions on or before the grant expiration date. RSUs expire seven years after the date of grant. We did not record stock-based compensation expense during 2023 and 2024 related to these RSUs as the liquidity event-based vesting condition had not been met and was deemed not probable of being met. However, upon the occurrence of a liquidity event, we will recognize the cumulative stock-based compensation expense for all RSUs that vest at that time, which we expect will have a material impact to our consolidated results of operations. The expense that we expect to recognize is determined based on the estimated fair value of our common stock on the grant date, which requires significant judgment (see the section titled “—Common stock valuation” below).
See Note 10 “Stock-based compensation” in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus for further detail.
Common stock valuation
Significant judgment is required in determining the fair value of our common stock. Prior to this offering, given the absence of a public trading market of our common stock, the fair values of the common stock underlying our stock-based awards were determined by our board of directors with input from management and independent third-party valuations prepared in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock.
Our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including developments in our operations, valuations performed by an independent third party specialist, sales of convertible preferred stock to third-party investors, secondary market transactions, our operating results and financial performance, the conditions in the industry where we operate and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of marketability of our common stock, among other factors.
In addition, we also considered secondary market transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered included transaction volume, the number of participants, timing, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with access to our financial information.
We determined the fair value of our common stock using a hybrid approach:
•The overall enterprise value was derived by equally weighting the results from both the Income Approach (discounted cash flow or “DCF” analysis) and the Market Approach (Guideline Public Company Method). The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable publicly traded companies in a similar line of business. From the comparable companies, a representative market multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company based on this approach.
•The allocation of value among classes of equity for purposes of determining the per share value of common stock relied on scenario-based methods:
◦The Probability-Weighted Expected Return Method was used to model potential outcomes—primarily an initial public offering and a remain-private scenario—each assigned probabilities based on management’s expectations.
◦Within the remain-private scenario, the Option Pricing Method was applied to allocate enterprise value among the various share classes.

Applying these valuation and allocation approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability and timing of possible future events. Changes in any of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Upon the closing of this offering, our Class A common stock will be publicly traded, and our board of directors will use the closing price of our Class A common stock as reported on the date of grant to determine the fair value of our Class A common stock.
Derivative liability
We have issued 2019 Convertible Notes that contain embedded features subject to derivative accounting. These embedded features are composed of conversion options that have the economic characteristics of an equity instrument. These conversion options are bifurcated from the underlying instrument and accounted for and valued separately from the host instrument. Embedded derivatives are recognized as derivative liability on our consolidated balance sheets. We measure these instruments at their estimated fair value and recognize changes in their estimated fair value in other expense, net in our consolidated statements of operations during the period of change. The fair value of the embedded derivatives is estimated using a with-and-without method. This method isolates the value of the embedded derivative by measuring the difference in the host contract’s value with and without the isolated feature. The probability and timing of a qualified event of conversion are estimated at each reporting date. As part of the fair value estimate, we utilize a Monte Carlo simulation approach due to increased market volatility and to align the valuation of the embedded conversion option. The valuation of the embedded derivatives requires the input of highly subjective assumptions. Any change to these inputs could produce significantly higher or lower fair value measurements.
JOBS Act accounting election
We meet the definition of an “emerging growth company” under the JOBS Act, which permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.
Recent accounting pronouncements
For recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus, see Note 2 “Summary of significant accounting policies” in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus.

Business
Our mission
Our mission is to empower the people who run physical operations with tools to make their work safer, more productive, and more profitable.
Our business
Motive is at the forefront of the transformation of the physical economy. For the first time ever, organizations that power the physical economy can connect and automate their operations end to end. Our Integrated Operations Platform enables these organizations to manage their workers, vehicles, equipment, and spend in one system. Powered by AI purpose-built for physical operations, our platform provides our customers with visibility and control and automates mission-critical workflows. The result is safer, more productive, and more profitable operations for the organizations that adopt our platform.
In 2024, the physical economy generated over $50 trillion in annual economic output and comprised approximately 50% of global GDP,11 spanning industries and verticals like construction, oil and gas, trucking and logistics, manufacturing, agriculture, and the public sector, among others. Despite its scale, the physical economy has been underserved from a technology and innovation perspective relative to the knowledge economy.
Unlike the knowledge economy, which is natively connected, the physical economy runs on vehicles and equipment that are largely unconnected and workers that operate on the road or in the field. In addition to these structural challenges, organizations in the physical economy are confronted with growing safety risks, declining labor force participation, and continuously rising input costs. Existing offerings have failed to help organizations overcome these challenges due to the fragmented nature of such offerings and their lack of AI capabilities, resulting in siloed data, technical complexity, and limited automation.
We purpose-built our Integrated Operations Platform to address the challenges of the physical economy. Our platform offers a suite of products, including Driver Safety, Fleet Management, Equipment Monitoring, Spend Management, Workforce Management, and AI Vision. These six products are enabled by our Physical Operations Graph, which serves as the foundational data layer and single source of truth for our customers’ physical operations. Our Physical Operations Graph connects and unifies multi-source data across workers, vehicles, equipment, and spend and helps our customers eliminate data silos, enabling cross-domain insights, integrated workflow automation, and advanced AI-powered analytics.
Underpinning our Integrated Operations Platform is our AI system, engineered to meet the demanding accuracy requirements of mission-critical physical operations that have little tolerance for false positives. Our AI architecture is defined by a full stack system, including proprietary hardware, large volumes of high-quality annotated data, purpose-built AI models created by our team of highly-skilled AI engineers, and low-latency validation of model outputs to eliminate false positives. Potential false positives are promptly invalidated and removed by human review and incorporated into our data sets to improve their robustness and precision. In addition, we implement guardrails like multi-layer validation (through model benchmarking, human review, and quality assurance sampling), ensuring that erroneous detections are largely corrected before they reach customers. The design of our AI architecture allows us to offer a wide breadth of AI models with industry-leading precision and recall. We believe this approach is differentiated and makes it possible to deliver a highly reliable experience for our customers.
The key strength of our AI system is its recursive improvement capability. Across our Physical Operations Graph, more than one million vehicles and assets contribute to a vast and continuously growing data corpus. This data is labeled with high accuracy by a team of approximately 400 full-time data annotators who process tens of millions of events annually. This output is used to train our models, which are further
11 According to estimates from the World Bank and a third-party report.

refined with low-latency validation. As these models are deployed into production, they generate additional data that expands our training sets and continuously improves model performance over time. This cycle of recursive improvement compounds, reinforcing our AI advantage.
Our Integrated Operations Platform enables our customers to transform the safety of their workforce, the productivity of their workers and assets, and the profitability of their operations. Since January 1, 2023, we estimate that our platform helped prevent over 170,000 accidents, saved 1,500 lives, and in 2024, delivered over $175 million in fuel and fraud savings to our customers. On average, customers that used our AI Dashcam reduced collisions by 80%, and some saved approximately 20% on insurance premiums and up to 10.8 hours per week managing vehicle or asset repairs and downtime.
As of December 31, 2024, we had nearly 100,000 customers that operated across over a dozen industries and verticals, including construction, oil and gas, trucking and logistics, manufacturing, agriculture, and the public sector, among others. Within each industry, our ability to partner with larger and more complex customers has been a key growth driver of our business. As of December 31, 2023 and 2024, we had 6,942 and 8,204 Core Customers, respectively, with an ARR of greater than $7,500 and 234 and 349 Large Customers, respectively, with an ARR of greater than $100,000. As of December 31, 2023 and 2024, our Core Customers had an NDR of 109%, while our Large Customers had an NDR of 125%.
We have achieved rapid growth and significant scale since our founding in 2013. In 2023 and 2024, our revenue was $310 million and $370 million, respectively, and our ARR as of December 31, 2023 and 2024 was $338 million and $417 million, respectively, representing a 19% year-over-year growth in revenue and a 23% year-over-year growth in ARR. As of December 31, 2024, our Core Customers and Large Customers represented approximately 68% and 30% of our total ARR, respectively. Our loss from operations for 2023 and 2024 was $89 million and $112 million, respectively, and our non-GAAP loss from operations for 2023 and 2024 was $75 million and $82 million, respectively. We generated net losses of $109 million and $153 million in 2023 and 2024, respectively. Our loss from operations, non-GAAP loss from operations and net loss in recent periods reflect our continued investment in our business and our large market opportunity.
For definitions and additional information about ARR, NDR, and non-GAAP loss from operations, see the sections titled “Management’s discussion and analysis of financial condition and results of operations—Key business metrics—Annualized recurring run-rate,” “Management’s discussion and analysis of financial condition and results of operations—Key factors affecting our performance—Expansion with existing customers,” and “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP financial measures,” respectively.
Industry background
Over the last two decades, technological advances in cloud computing, mobile, and AI created the foundation for significant productivity growth. The knowledge economy adopted these new technologies rapidly, which in turn drove outsized productivity gains and substantial economic growth. Despite its scale, the physical economy has been underserved from a technology and innovation perspective, with less than 30% of global venture capital funding since 2015 directed to companies innovating for the physical economy, and the physical economy is still in the early stages of adopting these technologies.
Unlike the knowledge economy, which is natively connected, the physical economy runs on vehicles and equipment that are largely unconnected and workers that operate on the road or in the field. In addition to these structural challenges, organizations in the physical economy are confronted with growing safety risks, declining labor force participation, and continuously rising input costs.
Growing safety risks
In the physical economy, workers face growing safety risks driven by both workforce dynamics and complex operating environments. An aging labor force, longer hours, and proliferating distractions contribute to higher fatigue and reduced attentiveness. Meanwhile, roads have become less safe due to the increased prevalence of cellphone use, speeding, and aggressive driving behavior.
From 2014 to 2023, the number of fatal crashes involving large trucks surged by 43%. Safety incidents endanger lives, carry significant reputational risk for organizations, and drive up insurance premiums, legal liabilities, and workforce turnover. All of these factors make it more difficult and expensive for organizations to operate in the physical economy.
Declining labor force participation
Labor force participation has fallen consistently over the past several decades, with the U.S. labor force participation rate declining over 5% from its peak in 2000. Several industries within the physical economy saw more pronounced declines in their labor force. Retirement among experienced workers coupled with the rising difficulty of attracting younger talent has created shortages in the manufacturing sector. In addition, annual turnover rates of transportation, warehousing, and utilities workers are up to 51% per year, exacerbating the problems associated with a critical shortage of skilled labor. Persistent labor shortages and high turnover have left organizations grappling with lost revenue and operational uncertainty.
Continuously rising input costs
Organizations in the physical economy are facing continuously rising input costs on already thin margins. In industries such as construction and transportation, profit margins are often in the single-digit percentages, with fuel, insurance, and maintenance accounting for a substantial portion of the costs. Since 2000, fuel prices in the United States have risen 113%, compared to 82% inflation for the same period. At the same time, nuclear verdicts have driven sustained upward pressure on insurance premiums, with commercial trucking insurance premiums rising approximately 40% over the past decade, according to the American Transportation Research Institute. These factors, combined with labor force participation declines, are severely constraining margins and, in some cases, threatening the long-term survival of operators in the physical economy.
Stricter regulatory environment
Organizations face mounting regulatory oversight related to safety, environmental standards, and labor practices. Non-compliance can result in significant fines, legal actions, and reputational damage. In the United States, hours-of-service violations can cost up to $19,000 in fines per incident and environmental non-compliance fines can be up to $50,000 per day. Outside the United States, organizations often face stricter environmental and sustainability mandates, such as carbon pricing schemes, low-emission vehicle requirements, and fuel content regulations, which can add significant compliance costs and operational complexity.
Key limitations of existing offerings
Existing offerings have failed to help organizations overcome these challenges due to the fragmented nature of such offerings and their lack of AI capabilities, resulting in siloed data, technical complexity, and limited automation.
•Data silos limit operational visibility. Without a single platform to integrate critical operational data such as vehicle and equipment telematics, maintenance history, safety incidents, and spend data, organizations are forced to operate in silos, limiting visibility to identify inefficiencies or detect emerging risks. This fragmentation prevents organizations from making informed decisions and creates inefficiencies such as underutilized equipment, reactive maintenance, and wasteful fuel spend, ultimately driving higher operational costs.
•Point solutions compound technical complexity. Decades of reliance on point solutions has resulted in a patchwork of narrowly focused tools that do not integrate with each other, requiring organizations to manage disconnected workflows and multiple vendors. Attempting to integrate point solutions introduces unnecessary technical complexity, increases IT and administrative burden, and results in higher operating expenses.
•Inability to deliver high-accuracy AI. Existing offerings claiming AI capabilities suffer from limited breadth and poor accuracy because they are unable to aggregate sufficient training data, do not label the data effectively, and lack domain expertise, and thus cannot deliver on high-accuracy AI models that meet the demands of physical operations. These offerings generate high rates of false positives or fail to detect all events, burdening customers who are forced to review and manually validate the output of these AI models. As a result, organizations are unable to drive decisions with confidence or automate workflows at scale, limiting the effectiveness of these offerings.
Our AI-powered Integrated Operations Platform
Our Integrated Operations Platform is purpose-built to address the challenges of the physical economy. Our platform offers a suite of products, including Driver Safety, Fleet Management, Equipment Monitoring, Spend Management, Workforce Management, and AI Vision. These six products are enabled by our Physical Operations Graph, which serves as the foundational data layer and single source of truth for our customers’ physical operations. Our Physical Operations Graph connects and unifies multi-source data across workers, vehicles, equipment, and spend and helps our customers eliminate data silos, enabling cross-domain insights, integrated workflow automation, and advanced AI-powered analytics.
We offer the following products within our Integrated Operations Platform:
•Driver Safety. Our Driver Safety product uses the industry’s most accurate AI Dashcam to monitor and protect drivers and gives safety managers the tools to prevent accidents and reduce risk. On average, customers that used our AI Dashcam reduced collisions by 80% and accident-related costs by 20%.12 We launched our Driver Safety product in 2018.
•Fleet Management. Our Fleet Management product provides visibility into the location, utilization, and health of vehicles and automates major operational workflows for fleet managers, dispatchers, and maintenance teams. Customers spent up to 50% less time on tracking vehicles and assets and saved up to 20% in annual costs due to efficient fuel and maintenance management after adopting
12 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.

our Fleet Management product based on our internal studies. We launched our Fleet Management product in 2013.
•Equipment Monitoring. Our Equipment Monitoring product provides visibility into the location, utilization, and health of equipment and automates major operational workflows for equipment managers, dispatchers, and maintenance teams. We launched our Equipment Monitoring product in 2019.
•Spend Management. Our Spend Management product gives finance and operations teams complete control over fleet-related spend. By natively integrating vehicle telematics and Motive Card payments data, our customers can reduce fraud, enforce spend policies, and access discounts through the Motive partner network. Since January 1, 2024, Spend Management customers have saved more than 8% of their total fleet-related spend due to fraud and suspicious spend detection and Motive partner network discounts. We launched our Spend Management product with our Motive Card in 2022.
•Workforce Management. Our integrated Workforce Management product helps organizations reduce administrative burden and elevate employee performance. Our customers can manage qualification documents, time tracking, and employee training, and deliver personalized coaching to improve performance. We launched our Workforce Management product in 2024.
•AI Vision. Our AI Vision product is a general-purpose computer vision system for physical operations, with the ability to develop and deploy tailor-made AI models for industry-specific use cases. Customers can leverage AI Vision to solve a wide range of operational challenges spanning service verification, worksite safety, cargo security, passenger monitoring, and more. We launched our AI Vision product in 2024.
As customer adoption of our products expands, our platform collects and processes greater volumes and varieties of operational data. This incremental data flow continuously enriches our Physical Operations Graph, increasing the fidelity and completeness of available information. Enhanced data quality in turn enables the development of more products and analytics, supporting rapid iteration and facilitating the expansion of our platform capabilities. This feedback loop positions us to address progressively complex operational challenges such as maintenance, fuel optimization, and risk mitigation, with deeper, contextualized insights.
Our approach to AI
Our approach to AI is the core reason why our solutions are so valuable to organizations in the physical economy.
The value of our AI to customers is ultimately defined by its high degree of accuracy, which means achieving both high precision and high recall. High precision means that false alerts are not generated or occur at a minimal rate, while high recall means that true events are detected and surfaced to customers. Accuracy is critical in areas such as accident detection, unsafe behavior monitoring, and service verification, where errors can directly affect people’s lives and jobs. Too many false alerts cause customers to lose trust in the system’s usefulness, while too many missed detections reduce the system’s ability to improve safety, operational efficiency, and profitability. For our customers and their employees, the accuracy of our AI solutions is essential.
Our AI system is engineered to meet the demanding accuracy requirements of mission-critical physical operations that have little tolerance for false positives. Our AI architecture is defined by a full stack system, including proprietary hardware, large volumes of high-quality annotated data, purpose-built AI models created by our team of highly-skilled AI engineers, and low-latency validation of model outputs to eliminate false positives. Potential false positives are promptly invalidated and removed by human review and incorporated into our data sets to improve their robustness and precision. In addition, we implement guardrails like multi-layer validation (through model benchmarking, human review, and quality assurance sampling), ensuring that erroneous detections are largely corrected before they reach customers. The design of our AI architecture allows us to offer a wide breadth of AI models with industry-leading precision and recall. We believe this approach is differentiated and makes it possible to deliver a highly reliable experience for our customers.
Proprietary hardware is integral to data quality and model performance and our ability to deliver new features over time. Devices such as our AI Dashcam and Vehicle Gateway are built with advanced silicon optimized for sensor fusion and running small neural networks. We use our perception engine to combine the output of those models with input from the vehicle and other onboards sensors, and feed the combined results into our analysis engine, allowing us to generate accurate alerts and enable real-time intervention. These devices are purpose-built to operate in harsh environments and constrained power conditions, capturing high-fidelity, multimodal data, including video, audio, telematics, GPS, and vehicle diagnostics. Our hardware is designed to improve over time through regular model and software updates.
Our AI model development and evaluation practices are built by our team of highly-skilled AI engineers and approximately 400 full-time data annotators as of December 31, 2024. Low-latency validation ensures model outputs align with operational realities, with events quickly reviewed and false positives proactively eliminated. This process establishes a feedback loop that constantly improves model accuracy. Industry benchmarks confirm that our models implemented in our AI Dashcam achieve high true positive rates relative to industry peers.13 This means nearly flawless event detection and monitoring for our customers and a continuous fast-paced training loop for improving and releasing new models. Today, our Driver Safety AI models monitor more than 15 unsafe behaviors, and we plan to expand coverage over time. While we continue to make our existing models more accurate, our AI engineers are also focused on building new models to further serve our customers’ needs.
Our AI technology advantage is grounded in three key differentiators: the scale and network effect of our operational data, our deep domain expertise, and our low-latency validation process. Through significant investments in people, processes, and pipelines, we have built a reserve of petabytes of real-world, multimodal data including video, audio, telematics, and sensor data, allowing our models to reach a high accuracy threshold quickly and expand to new AI use cases. Our technological advantage is further strengthened by our deep domain expertise, institutional memory, and years of hard-won understanding
13 Based on reports we commissioned by Strategy Analytics, Inc. (later acquired by TechInsights Inc.) in 2022 and the Virginia Tech Transportation Institute in 2023.

about how risk manifests in the physical world. This enables our models to not only recognize events, but understand nuanced context, address the long tail of rare but critical edge cases, and account for the constraints of physical operations. This knowledge has been built from embedding with our customers across industries and learning from millions of safety-critical scenarios over time. Our low-latency validation process is powered by a global team of data annotators working in tandem with our models. This human-AI feedback loop ensures our AI system rapidly validates predictions, corrects errors, and adapts to edge-cases quickly, completing the feedback loop to enable the recursive improvement of our AI. For a discussion of risks associated with our recursive improvement capabilities, see the section titled “Risk factors—Risks related to our business and industry—Our significant investment in AI initiatives and use of AI to power our platform exposes us to risk, which could adversely affect our reputation, business, operating results, and financial condition.”
Examples of how our approach to AI allows us to solve challenging use cases include:
•Unsafe parking, or “sitting duck” scenarios, represent some of the most dangerous events for drivers and are among the hardest to detect accurately. A vehicle pulled over on the side of a freeway due to mechanical failure can seem deceptively similar to a vehicle stopped in traffic in the rightmost lane next to the shoulder, or vehicles legally parked at rest stops by the highway. GPS data alone is insufficient for reliable detection. A location resolution of five meters can cause a legal stop to be confused with dangerous ones. Addressing this problem requires more than just computer vision and location; it demands accurate perception, precise localization, and deep contextual understanding. Our system integrates all three: rich multimodal data, deep domain expertise, and low-latency validation of edge cases. This reflects not only an engineering challenge, but a domain challenge, and we have addressed it at scale.
•Driver fatigue is one of the most complex and high-stakes problems in driver safety. Unlike discrete safety events, driver fatigue develops gradually and is often difficult to detect, as it manifests through subtle cues over time. By the time it becomes readily apparent, the risks to drivers and vehicles can already become substantial. Our Driver Fatigue Index combines micro-behaviors, like yawning, eye rubbing, stretching, and head droop, with patterns in driving dynamics such as late braking, swerving, inconsistent speed, and abnormal acceleration. These signals are noisy, brief, and often missed by traditional models. Detecting them at scale requires rich multimodal data, finely tuned models, and robust temporal fusion across driver-facing and road-facing cameras, telematics, and historical behavior, deep domain expertise in understanding how fatigue manifests differently across drivers, vehicles, and operating conditions, and continuous feedback loop from low-latency validation from annotators that confirms ambiguous signals in real time. Our strength lies in the ability to aggregate fragmented signals into a coherent fatigue risk profile, enabling earlier and more accurate detection before risks escalate.
Our approach to AI is designed for environments where worker safety and operational efficiency are paramount. Customers use our platform for decisions that have profound consequences: protecting lives, ensuring delivery of services, preventing theft and fraud, and mitigating liability. In these contexts, tolerance for AI errors such as false positives is exceedingly low. Our low-latency validation process, paired with proprietary hardware and comprehensive data from our Physical Operations Graph, enables the delivery of highly accurate, trustworthy AI that meets the demands of the physical economy.
Key benefits of our platform
Our Integrated Operations Platform is purpose-built to address the challenges of the physical economy. Our products are enabled by our Physical Operations Graph, which serves as the foundational data layer and single source of truth for our customers’ physical operations. Our Physical Operations Graph connects and unifies multi-source data across workers, vehicles, equipment, and spend and helps our customers eliminate data silos, enabling cross-domain insights, integrated workflow automation, and advanced AI-powered analytics.

Our Integrated Operations Platform delivers the following key benefits to our customers:
•Improve safety. Our AI-powered safety products create safer work environments. Our AI Dashcam detects unsafe behavior and alerts drivers in real time. Customers that used our AI Dashcam reduced collisions by 80% on average.14 Since January 1, 2023, we estimate that our platform helped prevent over 170,000 accidents and saved 1,500 lives.
•Enhance productivity. Our platform automates manual processes and optimizes equipment and asset utilization to increase operational productivity. For example, our Face Match capability automates the process of linking workers to the vehicles they operate, a task that traditionally requires manual effort. The automatic tracking of distance traveled and fuel purchased by jurisdiction enables our customers to seamlessly complete fuel tax reporting, and our customers report saving hundreds of hours of human review. On the equipment side, our platform automatically identifies equipment availability within geofenced locations, providing a real-time inventory view that helps planners spot gaps and redeploy assets for upcoming jobs, boosting operational efficiency and reducing downtime caused by missing or misplaced equipment. Based on our internal studies, customers spent up to 50% less time on manual paperwork and outdated processes and up to 50% less time tracking vehicles and assets.
•Increase profitability. Our platform increases profitability by reducing accidents, optimizing fuel usage, and reducing fraud. On average, customers that used our AI Dashcam reduced accident-related costs by 20%, and some saved approximately 20% on insurance premiums, in each case due to fewer collisions.15 In addition, our ability to combine vehicle telematics data with fuel purchase data allows us to detect fraud effectively with the Motive Card. We delivered an estimated $175 million in fuel and fraud savings to our customers in 2024. On average, we help our customers save approximately $3.4 million per year in accident, insurance, and fuel costs for every 1,000 vehicles they operate.
Our market opportunity
The magnitude of our opportunity is reflected in the economics of the physical economy. Organizations in the physical economy spend hundreds of billions of dollars each year on fuel and tens of billions of dollars on insurance, and face substantial costs from accidents, downtime, and inefficiency. While the costs to these organizations are significant, existing offerings have failed to help organizations overcome their challenges due to the fragmented nature of such offerings and their lack of AI capabilities, resulting in siloed data, technical complexity, and limited automation.
Our Integrated Operations Platform is designed to address the challenges of the physical economy, offering a suite of products, including Driver Safety, Fleet Management, Equipment Monitoring, Spend Management, Workforce Management, and AI Vision. The global market for our solution includes the United States, the European Union, the United Kingdom, and Latin America. We estimate our global market opportunity to be at least $187 billion, with significant opportunities across each of our product offerings.
Driver Safety and Fleet Management. We estimate the global opportunity for our Driver Safety and Fleet Management products to be approximately $60 billion. To calculate this addressable market, we multiply the annual effective price per vehicle for our Driver Safety and Fleet Management products by the estimated number of commercial vehicles in operation in our target markets in 2024 based on Frost & Sullivan estimates.
Workforce Management. We estimate the global opportunity for our Workforce Management product to be approximately $23 billion. To calculate this addressable market, we multiply the annual list price of our Workforce Management product by the estimated number of commercial vehicle drivers in our target
14 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.
15 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.

markets in 2024, estimated based on a driver to vehicle ratio and the estimated number of commercial vehicles in operation in our target markets in 2024 based on Frost & Sullivan estimates.
Equipment Monitoring. We estimate the global opportunity for our Equipment Monitoring product to be approximately $28 billion. To calculate this addressable market, we multiply the annual list price of the appropriate Equipment Monitoring product by the estimated number of intermodal containers, trailers, off-highway equipment units, dumpsters, generators, warehouse equipment units, high-value loading pallets, and other commercial assets globally based on third-party and internal estimates.
Spend Management. We estimate the global opportunity for our Spend Management product to be approximately $30 billion. To calculate this addressable market, we multiply a percentage of interchange fees by the estimated transaction volume of our Motive Card. To calculate the estimated transaction volume of our Motive Card, we combine estimated global fuel-related total transaction volume with estimated global non-fuel-related total transaction volume. To arrive at the estimated global fuel-related total transaction volume, we segment commercial vehicles in the United States and Europe into long-haul vehicles and local commercial vehicles, then multiply the number of vehicles by segment by geography, by the estimated fuel spend per vehicle by segment by geography. We then estimate the global non-fuel-related total transaction volume based on third-party and internal estimates of non-fuel-related card spend, segmented into long-haul vehicles and local commercial vehicles.
AI Vision. We estimate the global opportunity for our AI Vision product to be approximately $46 billion in 2024, which aligns with the global video surveillance camera market, estimated by IDC as of May 2023.
Our customers
We serve a diverse set of customers across a broad range of industries and verticals, including construction, oil and gas, trucking and logistics, manufacturing, agriculture, and the public sector, among others. As of December 31, 2024, we had 8,204 Core Customers, which represented approximately 68% of our total ARR. The number of Core Customers increased by 18% between December 31, 2023 and December 31, 2024, and ARR from Core Customers increased by 39% over the same period.

The chart below illustrates the percentage of our ARR by industry as of December 31, 2024, highlighting the breadth of our customer base across the physical economy:
We have experienced strong customer adoption of our products beyond the trucking and logistics industry, with ARR from industries outside of trucking and logistics representing 67% of our total ARR as of December 31, 2024, compared to 61% as of December 31, 2023. Our fastest growing verticals include construction, field service, and passenger transit.
We initially focused on addressing the needs of small and medium-sized businesses engaged in physical operations that had limited access to technology solutions to manage their workers, vehicles, equipment, and spend. We concentrated on refining our products, aiming to offer the best solution for these customers to improve their safety, productivity, and profitability. As our business grew, we began capturing larger organizations by strengthening our field sales capabilities and strategically scaling our go-to-market organization. We have achieved significant traction with these customers. As of December 31, 2023 and 2024, we had 234 and 349 Large Customers, respectively.
We believe the following case studies are examples of how some of our customers have adopted, deployed, and benefited from the products encompassed by our Integrated Operations Platform. We have highlighted customers of varying size and types across different industries, including retail, field service, trucking and logistics, mining, construction, and delivery. Our customers experience different results depending on a number of factors, and these case studies are not necessarily representative of the results achieved by other customers of these types or otherwise.

Motive | CARVANA

How Carvana improved on-time deliveries and operational feasibility with Motive.

About

Carvana is a leading e-commerce platform for buying and selling used cars and operates a complex vehicle delivery network.

10%
Increase in on-time deliveries[1]

20%
Reduction in average lateness[1]

100%
Of driver documentation paperwork eliminated[1]

Industry

Automotive Retail

Vehicles

17,400

Products

- Driver Safety
- Fleet Management
- Workforce Management

Problem

With over 400,000 deliveries completed in 2023 alone, Carvana needed precise scheduling, real-time visibility, and efficient fleet operations to maintain its brand promise. Legacy workflows made it difficult to proactively adjust driver assignments and ensure seamless communication across teams and customers.

Results

Carvana used Motive AI Dashcam and Vehicle Gateway with geofencing to gain real-time visibility into trip durations and deliveries, enabling a data-driven scheduling engine. This increased on-time deliveries by 10% and cut average lateness by 20%, thus reducing driver pressure in deliveries and trips.

The system also empowered fleet managers to proactively contact customers about delays, which improved overall customer experience and operational efficiency through timely alerts and better decision-making.

Note: [1] Results as of April 2025.

“We paired Motive’s ping data with a geoservice to accurately capture arrival and departure times. As a result, we were able to replace assumptions about delivery times with real-time insights.”

Bethany Burney
Lead Product Manager

CARVANA
CARVANA

Motive | Southwind

About

Southwind is a home and commercial services provider.

How Southwind cut accidents and saved $2M+ in insurance and fuel costs with Motive.

$2M+
Saved in annual insurance premiums[1]

$500K
Saved on fuel by reducing idle time[1]

$20K
Saved per quarter with Motive Card[1]

Industry

Field Services

Vehicles

1,000

Products

- Driver Safety
- Equipment Monitoring
- Fleet Management
- Spend Management

Problem

Southwind lacked the real-time visibility needed to improve accident prevention and driver safety. In addition, rising insurance costs and limited insight into maintenance and idle time made cost control a challenge.

Results

By partnering with Motive, Southwind saved over $2 million annually in insurance premiums and $500,000 in fuel costs, while boosting fleet road-readiness from 72% to 90%.

Real-time safety improvements led to 3,500+ safe miles driven on average and improved operational efficiency. The Motive platform helped Southwind improve customer experience and enable Southwind to implement proactive coaching for its drivers, making Southwind's operations safer, more cost-effective, and more reliable across all locations.

Note: [1] Results as of April 2025.

> "I've never worked with a company like Motive. They actually take feedback, innovate with us, and help us protect our people. It's not just a product—it's a partnership."

Dwayne Morrison
Sr. Director of Safety and Compliance

DREAMLAW
DREAMLAWN.COM

Motive | Western Express

About

Western Express is a family-owned truckload carrier and logistics company.

How Western Express achieved a 75% reduction in rollovers and enhanced driver safety with Motive.

75% Reduction in rollovers[1]

65% Drop in seat belt violations[2]

25% Decrease in unsafe driving violations[2]

Industry

Trucking & Logistics

Vehicles

3,600

Products

- Driver Safety
- Fleet Management

Problem

Before Motive, Western Express relied on traditional OEM telematics and forward-facing cameras with limited visibility. Risky behaviors, such as not wearing seat belts and distracted driving, exposed drivers to life-altering crashes like rollovers. Furthermore, unsafe roadside parking was leading to infrequent but catastrophic collisions.

Results

Western Express achieved a 75% reduction in rollovers, 65% fewer seat belt violations, and 25% fewer unsafe driving infractions with Motive. Real-time AI alerts and coaching improved safety, enabled faster intervention, and, in certain instances, exonerated drivers involved in accidents.

Motive's platform transformed Western Express' safety culture, providing proactive support, rapid response, and real-time protection, helping to ensure drivers get home safe and strengthening the company's commitment to its people.

Note: [1] Results as of March 2025.
[2] Results as of October 2025.

" We came to Motive with a problem. We didn't even know the solution existed. But the AI was smart enough—and flexible enough—to help us build exactly what we needed."

Daniel Patterson
Director of Safety

WESTERN
EXPRESS

Motive | KONE

About

KONE is a global leader in elevator and escalator installation and repair.

How KONE elevated driver safety with Motive AI Dashcam.

52%
Decrease in safety events[1]

86%
Increase in miles between events[1]

4%
Decrease in time spent idling[1]

Industry

Field Service

Vehicles

16,000

Products

- Driver Safety
- Fleet Management

Problem

KONE's legacy telematics system lacked video, accuracy, and actionable data—making it difficult to reduce daily safety incidents, exonerate drivers, or coach effectively. The team needed a reliable, customizable solution that aligned with their safety-first culture and short-haul operations.

Results

With Motive AI Dashcam, KONE proactively coaches drivers in real time, resulting in improved safety, a reduction in safety events, and an increase in miles driven between safety events. The Motive AI Dashcam provides high-definition video that enables quick exoneration and incident resolution, cutting costs and paperwork.

Reliable data helps identify risky patterns and routes, fostering a safer work environment. Motive's partnership supports KONE's commitment to employee safety, helping to ensure drivers get home safely and to allow the company to invest in positive behavioral change.

Note: [1]Results as of April 2025.

"Motive gives us the opportunity to potentially exonerate and tell the truth and identify who was at fault at the incident and, ultimately, change driving behavior."

Matthew Walsh
Environment, Health, and Safety Manager

KONE
Elevators
Escalators

Motive | BENNETT

How Bennett improved CSA scores[2] and operational efficiency with Motive.

About

Bennett Family of Companies is a transportation services company that offers transportation and logistics solutions.

30%

YoY reduction in accident/damage event frequency[1]

35%

Reduction in accident/damage spend[1]

Industry

Trucking & Logistics

Vehicles

4,500

Products

- Driver Safety
- Fleet Management
- Equipment Monitoring

Problem

Bennett needed to proactively detect and correct risky driver behavior, reduce accidents and liability, and streamline safety operations while scaling, requiring reliable real-time data and efficient engagement with dash cam footage.

Results

Bennett equipped its fleet with Motive AI Dashcams, which enabled real-time incident review and proactive driver coaching as well as streamlined data management. The Motive AI Dashcam's battery backup feature provides critical footage after accidents.

Bennett achieved improved CSA scores[1], enhanced compliance, and significant time and cost savings, empowering the company to protect drivers, reduce liability, and foster a stronger culture of safety.

Note: [1] Results as of November 2023. [2] A CSA score is a performance rating used by the Federal Motor Carrier Safety Administration (FMCSA) under its Compliance, Safety, and Accountability (CSA) program to gauge the safety of truck carriers and their drivers.

> “I’ve spent a lot of time with the team at Motive, and I would rank them in the top three to four partners that I’ve worked with in my career ... When we’ve needed Motive, they’ve been there for us.”

Tim Hadden
Chief Information Officer

BENNETT
Drive4Bennett.com

Motive | ernst concrete

About

Ernst Concrete specializes in ready-mixed concrete and related products for commercial, residential, industrial, and government projects.

How Ernst Concrete achieved 2,000% ROI and $6.5 million in estimated savings with Motive AI Dashcam.

2,000%
ROI[1]

97%
Reduction in cell phone use[1]

$6.5M
Estimated savings[1]

Industry

Construction

Vehicles

800

Products

- Driver Safety
- Fleet Management
- Equipment Monitoring

Note: [1] Results as of April 2024.

Problem

Ernst Concrete's previous dash cams failed to capture key incidents—notably two major events that resulted in large lawsuits—greatly elevating liability and risk. The company needed reliable AI Dashcams to improve safety, protect against false claims, and address customer service challenges.

Results

Ernst Concrete's switch to Motive AI Dashcams led to an 81% reduction in close following events and a 97% reduction in cell phone use in 13 months. This saved Ernst Concrete $1.3M annually in direct losses and $6.5M including indirect costs—a 2,000% ROI.

The switch to Motive AI Dashcams increased driver acceptance of in-vehicle dash cams and retention, and enables video evidence that could protect against false claims, and improves customer service. Motive's customizable Safety Score and proactive insights have transformed safety, quality control, and operational efficiency across the fleet.

> "With Motive, we've achieved cost savings of approximately $1.3M annually in direct losses. Including indirect costs... and legal expenses, our total savings reach about $6.5M."

Paul Fly
Director of Risk and Safety

ernst
GO WITH GREEN
509

Motive | CASCADE

About

Cascade Environmental is the largest U.S. drilling and remediation contractor that delivers environmental and geotechnical solutions for top industry partners.

How Cascade Environmental protected its fleet and saved over 800 hours per month with Motive.

800+
Hours/month saved on International Fuel Tax Agreement reporting

+50%
CSA score improvement

50%
Improvement in safety and compliance

Industry

Field Service

Vehicles

2,000

Products

- Driver Safety
- Fleet Management
- Equipment Monitoring
- Spend Management

Problem

Cascade Environmental needed detailed, real-time insight into driver behavior to improve safety and compliance, streamline fleet and spend management, simplify reporting, and support sustainability by reducing idling, fuel waste, and emissions.

Results

With the Motive Integrated Operations Platform, Cascade achieved a 50% improvement in compliance and safety across its fleet of over 2,000 pieces of equipment and 800 commercial vehicles, reduced incident activity, and now meets or exceeds all client and regulatory requirements.

Cascade also saved 800+ hours per month on compliance reporting, eliminated manual data errors, and gained instant cost savings. Motive's platform supports Cascade's sustainability goals by tracking fuel use, emissions, and maintenance, helping power its growth, and ESG initiatives.

Note: [1] Results as of December 2023.

> "Since bringing on Motive, we've seen a 50% improvement in compliance and safety... We saw compliance increase and a reduction in the incident activity and severity almost immediately."

Gary Crueger
Chief Operations Officer

CASCADE
CASCADE DRILLING

How Grupo Adet scaled its last-mile logistics operations with Motive.

About

Grupo Adet is a logistics company headquartered in Ciudad de México, México, specializing in last-mile delivery.

$2M
Saved by reclaiming stolen merchandise

$200K
Saved by eliminating false insurance claims

40%
Reduction in unsafe & risky driving behaviors

Industry

Delivery

Vehicles

120

Products

- Driver Safety
- Fleet Management

Problem

Grupo Adet's 120+ leased and subcontracted vehicles lacked visibility until customer complaints revealed issues, risking safety and delaying reporting. They needed real-time insights, safety coaching, and streamlined operations.

Results

With Motive Driver Safety and Fleet Management solutions, Grupo Adet has improved its fleet management and established a solid foundation for continued growth. Key improvements included real-time, end-to-end visibility, savings from reclaiming stolen goods, reducing unsafe and driving behaviors, and eliminating false insurance claims.

With Motive solutions, Grupo Adet evolved from a reactive operation to a proactive, data-driven fleet. This collaboration has equipped Grupo Adet with the tools they need to grow confidently and deliver a safer, higher-quality service with every delivery.

Note: [1] Results as of April 2025.

> "Before Motive, we didn't have any visibility ... Now we can track vehicles in real time, pull up historical data in seconds, and understand exactly how each trip unfolded."

Eduardo Cosijopi
Co-founder, COO

GRUPO ADET

Our competitive strengths
We believe our competitive strengths, which allow us to deliver differentiated value to customers across the physical economy, include:
•The only platform that unifies safety, operations, and finance. Motive is the only platform that enables safety, operations, and finance teams to manage their workers, vehicles, equipment, and spend in one system. Our Integrated Operations Platform encompasses six primary products: Driver Safety, Fleet Management, Equipment Monitoring, Spend Management, Workforce Management, and AI Vision. By breaking down data silos and reducing technical complexity, our all-in-one platform gives customers insights that were previously fragmented or hard to uncover. This integrated approach also reduces friction in adoption of our platform and strengthens retention as customers see Motive as the system of record for their physical operations.
•Industry-leading AI. We are a leader in applying AI to physical operations. Our AI technology is defined by a full stack system, including proprietary edge hardware, large volumes of ground-truth data, purpose-built AI models created by our team of highly-skilled AI engineers, and low-latency validation of model outputs to eliminate false positives. Our low-latency validation process is powered by a global team of data annotators working in tandem with our models. The annotators in the human-AI feedback loop rapidly validate predictions, correct errors, and adapt the system to edge-cases quickly. This completes the feedback loop, which enables the recursive improvement of our AI. As our models are deployed into production, they generate additional data that expands our training sets and continuously improves model performance over time. We have built the industry’s most accurate AI Dashcam, currently monitoring more than 15 unsafe behaviors such as cellphone use, distraction, and close following, including models that are not offered by our competitors, such as unsafe parking and fatigue monitoring. According to a 2023 study we commissioned from the Virginia Tech Transportation Institute, our AI Dashcam successfully generated alerts for four unsafe driving behaviors between two and four times more often than the AI dashcam models from two competing dashcams. In addition to high accuracy, our AI models are designed for real-time alerting and coaching to prevent unsafe behaviors that may lead to accidents. This addresses safety issues without requiring manual review or manager-led coaching to achieve the outcome, enabling true scalability across large operations. Customers that used our AI Dashcam reduced collisions by 80% on average.16
•Fast time to value. We are focused on speed to value and delivering measurable returns to our customers, which includes fast implementation and high return-on-investment in the first year of use. For enterprise customers, the average implementation period of our Fleet Management product is 20% to 30% faster than our competitors, and they typically see a return on their investment within six months, up to 63% faster than our competitors. On average, customers that used our AI Dashcam reduced accident-related costs by 20%, and some saved approximately 20% on insurance premiums, in each case due to fewer collisions.17
•Exceptional customer experience. Our customers rely on us to solve mission-critical operational challenges. Our combination of exceptional technology and exceptional service yields exceptional outcomes for our customers. Our products are designed to be easy to deploy, reliable in operation, and intuitive to use. This is supported by our service model, which provides change management, installation, education, and subject matter expertise. Our approach fosters rapid adoption and high satisfaction, which enables strong retention and expansion across our customer base. As a testament to our focus on delivering a superior customer experience, we have earned G2’s top leader badges and placed first in G2’s 2025 Summer Report for Enterprise Fleet Management.
16 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.
17 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.

Our growth strategies
We aim to achieve continued growth through the following strategies:
Continuous product innovation
We intend to continue developing innovative products, guided by a company culture that is customer-centric and problem seeking.
We actively engage with customers to understand their needs, and when we identify challenges that are both meaningful and shared across our customer base, we move quickly to build solutions. For example, based on customer feedback, we recently developed an AI model for the waste industry to detect contamination by identifying non-compliant materials in collected waste. We were able to build a prototype within weeks for a solution that could potentially be applied across over 140,000 waste and recycling trucks in the United States. We translate customer needs into solutions with speed and scale, and we intend to continue to invest in our research and development capabilities, including introducing new products to our platform for a wide range of use cases.
Expand our Core Customer base
We believe there remains a significant opportunity to further expand our Core Customer base. These organizations face complex operational challenges, but continue to rely on legacy offerings or nothing at all. We intend to capture this opportunity by continuing to invest in sales and marketing to drive adoption of our platform.
We will continue to target larger organizations that seek integrated solutions to manage their workers, vehicles, equipment, and spend in one system. As of December 31, 2023 and 2024, we had 6,942 and 8,204 Core Customers, respectively, and 234 and 349 Large Customers, respectively. We intend to continue to focus on increasing the number of our Core and Large Customers given their higher revenue potential and greater platform stickiness by growing our sales capacity and increasing our sales efficiency.
Deepen multi-product adoption
We intend to increase adoption of multiple products, at initial land and through cross-selling over time. As of December 31, 2024, approximately 88% of our Core Customers adopted two or more of our products.
We have experienced significant success in driving expansion with our existing customers. As of December 31, 2023 and 2024, our Core Customers had an NDR of 109%, and our Large Customers had an NDR of 125%, reflecting the strong expansion we have achieved within our customer base, particularly among our Large Customers. We plan to continue driving customer expansion by increasing multi-product adoption, especially by our Core and Large Customers.
Expand internationally
We view international expansion as a substantial long-term growth opportunity for our business. In 2024, our customers in the United States and Canada accounted for more than 99% of our revenue. We have begun building our international presence with sales operations in Mexico in 2024 and the United Kingdom in 2025. We intend to continue investing in and expanding our international operations, including localized product development and go-to-market capabilities, to serve customers in new geographies.
Our products
Our Integrated Operations Platform is designed to address the challenges of the physical economy, offering a suite of products, including Driver Safety, Fleet Management, Equipment Monitoring, Spend Management, Workforce Management, and AI Vision.

Driver Safety – Our Driver Safety product uses the industry’s most accurate AI Dashcam to monitor and protect drivers and gives safety managers the tools to prevent accidents and reduce risk. On average, customers that used our AI Dashcam reduced collisions by 80% and accident-related costs by 20%.18 The key features of our Driver Safety product include:
•Industry leading AI safety models: We have built the industry’s leading AI models to monitor drivers for more than 15 unsafe behaviors, such as close following, cellphone use, seatbelt violations, and driver fatigue, detecting risk four times more reliably than competitors. Our system provides real-time alerts and captures footage for precise analysis, leading to significant reductions in unsafe driving and costly accidents.
•False positive removal: As of December 31, 2024, our Safety Team comprises approximately 400 full-time data annotators dedicated to reviewing safety videos. Their efforts help eliminate false positives, ensuring that organizations make decisions based on accurate data and that drivers are not unfairly penalized for errors they did not make. This process also saves management time by allowing them to focus solely on true positives. These annotations are fed back into and strengthen our AI models.
•Personalized, scalable coaching: Motive makes it easy to coach those who need improvement virtually through our Driver App, or in-person using Coaching Sessions. We identify coachable events and send AI-generated coaching videos, reducing live coaching needs. Drivers can also receive real-time and periodic summaries to help improve their safety and performance. All of this improves driver performance and safety with minimal manual effort.
•Driver exoneration: When an incident occurs, our AI Dashcam automatically records both road-facing and driver-facing perspectives, giving safety teams and insurers a complete and objective account of what happened. This evidence has helped organizations dispute false accident reports, avoid unnecessary settlements, and reduce legal and insurance costs.
•First Responder: Our platform automatically connects with first responders when a severe collision is detected, enabling the rapid dispatch of emergency resources to provide immediate assistance to drivers.
•360-degree visibility: Our AI Dashcam and AI Omnicams provide comprehensive visibility, capturing HD video with a wide field of view.
Fleet Management – Our Fleet Management product provides visibility into the location, utilization, and health of vehicles and automates major operational workflows for fleet managers, dispatchers, and maintenance teams. Customers spent up to 50% less time on tracking vehicles and assets and saved up to 20% in annual costs due to efficient fuel and maintenance management after adopting our Fleet Management product based on our internal studies. The key features of our Fleet Management product include:
•Real-time GPS tracking: Our Vehicle Gateway and original equipment manufacturer (OEM) integrations provide real-time tracking and telematics, updating approximately every two seconds for precise visibility. The integration of our application with major OEMs offers a unified view of assets, enhancing tracking capabilities and streamlining operations with precise power take-off monitoring.
•Real-time visibility: Our Follow Mode and Live Streaming connect managers with road activities, offering real-time tracking for critical deliveries and detailed vehicle information. Safety dashcams can provide comprehensive monitoring with full video records.
•Automatic alerts and contextual insights: Our AI assistant delivers automatic alerts on time-sensitive issues, offering additional context and recommended actions designed to ensure swift communication and problem prevention.
18 Based on an internal study of customers with at least 90% AI Dashcam adoption for at least 12 months.

•Centralized compliance management: Our Compliance Hub streamlines activities like ELD compliance and CSA score management, automating workflows and combining data for a comprehensive view of driver performance.
•Vehicle efficiency and utilization insights: We provide insights into vehicle efficiency, tracking fuel consumption and pinpointing certain wasteful behaviors. Our customers can compare their vehicle performance within the network and assess routes for electrification using telematics data.
•Customizable vehicle and equipment inspection: Our platform allows customization of inspection forms for early issue detection and detailed assessments, with templates and custom defect lists designed for precise information capture.
•Proactive maintenance management: We offer real-time fault code alerts for early defect detection, enabling timely service and tracking maintenance tasks with detailed reports to help minimize vehicle downtime.
Equipment Monitoring – Our Equipment Monitoring product provides visibility into the location, utilization, and health of equipment and automates major operational workflows for equipment managers, dispatchers, and maintenance teams. The key features of our Equipment Monitoring product include:
•Large, valuable asset tracking: Our Asset Gateway Mini provides high-frequency, reliable location data using Advanced Location Services, Assisted GPS, LTE Cell Tower Triangulation, and Bluetooth Mesh. It offers over five years of battery life, seamless power fallback, and Locate My Asset functionality for trailers and heavy equipment. Our Asset Gateways allow for granular location and utilization monitoring to maximize efficiency and minimize loss.
•Small tools and equipment tracking: Our Motive Beacon is a cost-effective device for tracking small tools, containers, and equipment across industries. It efficiently locates items like portable generators and welding tools, with a compact design featuring IP67 weather certification and a 4-year replaceable battery.
•Asset temperature and humidity monitoring: Our Reefer Monitoring tracks and reports temperature and humidity, with customizable alerts for deviations, to support condition-dependent industries like food and beverage transportation. It supports adjustments to prevent spoilage and maintain cold chain compliance, with third-party integrations or Motive sensors for remote monitoring and protection.
•Asset utilization monitoring: We offer real-time tracking of the percentage of time that assets are in use, the length of time that they are dormant, and available equipment inside a geofence for effective capacity planning. It allows customers to bill accurately based on engine hours, locate and reposition underused assets, and better assess equipment needs to avoid waste.
Spend Management – Our Spend Management product gives finance and operations teams complete control over fleet-related spend. By natively integrating vehicle telematics and Motive Card payments data, our customers can reduce fraud, enforce spend policies, and access discounts through the Motive partner network. Since January 1, 2024, Spend Management customers have saved more than 8% of their total fleet-related spend due to fraud and suspicious spend detection and Motive partner network discounts. The key features of our Spend Management product include:
•Fraud detection and prevention: Our platform combines vehicle location, fuel tank level, and other telematics signals with spend data to automatically detect and decline suspicious transactions. We detect anomalies such as fueling when the vehicle isn’t present, transactions exceeding tank capacity, or purchases where gallons pumped don’t align with the vehicle’s tank level change and trigger alerts to enable immediate investigations. We are the first telematics provider with a natively integrated fleet card and telematics-backed fraud protection.

•Customizable spend controls: Finance teams can control cardholder spend by amount, category, day, and time, block specific merchants, and customize controls, with real-time visibility provided by the Motive dashboard and our Driver App.
•Increased savings through discounts and coaching: Customers earn discounts at over 33,000 Motive partner network locations and receive up to 2.5% cash back on all spend. Missed savings analysis and driver coaching on fueling behavior unlock additional cost savings.
Workforce Management – Our integrated Workforce Management product helps organizations reduce administrative burden and elevate employee performance. Our customers can manage qualification documents, time tracking, and employee training, and deliver personalized coaching to improve performance. The key features of our Workforce Management product include:
•Document digitization and management: We digitize and manage qualification documents, providing field personnel access through our Driver App. Automated compliance alerts for document expirations and customizable templates aligned with FMCSA regulations enhance efficiency. These keep workers in the field and companies compliant with minimal manual effort.
•Integrated training and coaching: We simplify training content sharing, understanding measurement, and completion tracking. Managers can deliver training content directly to our Driver App, track completion, and close knowledge gaps. Our AI Coach provides automated, personalized coaching, increasing engagement and supporting consistent improvement across the team.
AI Vision – Our AI Vision product is a general-purpose computer vision system for physical operations, with the ability to develop and deploy tailor-made AI models for industry-specific use cases. Customers can leverage AI Vision to solve a wide range of operational challenges spanning service verification, worksite safety, cargo security, passenger monitoring, and more. The key use cases of our AI Vision product include:
•Worksite safety: Our technology enhances safety by monitoring compliance with personal protective equipment and safety procedures. It detects falls, verifies the use of safety gear, and enforces proper loading practices to prevent accidents.
•Cargo security: Our solution offers 24/7/365 monitoring to prevent theft, detecting unauthorized access and tampering. It ensures cargo integrity and provides proof of service.
•Passenger counting: We improve passenger safety and route efficiency by accurately counting passengers and alerting for unsafe behavior. Our platform optimizes routes and promptly addresses aggressive actions.
•Recycling contamination: Our solution automatically detects non-compliant materials in collected waste. By identifying contamination at the point of collection, we give operators actionable insights to improve recycling accuracy, reduce penalties, and ensure compliance with mandatory reporting requirements.
•Waste overage: We detect when waste volumes exceed contracted thresholds, helping operators capture additional revenue opportunities, ensure accurate billing, and provide fair, transparent service to customers.
•Custom use cases: Our AI Vision product supports a wide range of applications, such as detecting open trailer doors, fire and smoke, approaching aircraft, danger zone entries, hazardous materials, and oil spills, thereby enhancing safety and security across various operations.
Sales & marketing
We sell subscriptions to our Integrated Operations Platform primarily through our direct sales organization, consisting of a field sales team and an inside sales team. The field team employs a value-based motion focused on solving real-world customer problems. We sell to smaller customers through high-velocity engagement, driven by our inside sales team. The inside sales team also provides a differentiated capability that allows us to efficiently target complex buying networks, such as franchise operators. We have dedicated teams for the public sector and international markets, identifying prospective customers, managing accounts, and finding expansion opportunities.
We land through products that serve strategic use cases in Driver Safety and Fleet Management and expand within existing customers by selling additional products or by widening our footprint within the same organization, growing along with our customers. We provide existing customers with a low-friction, self-service online store that accelerates time to value.
Our go-to-market strategy is anchored in our AI leadership. We encourage prospective customers to engage in head-to-head proofs of concept (POC) with competitive products to expose the superior quality and accuracy of our platform in real-world scenarios. Live deployments to customer environments create experience with our product and customer support and service teams, which drives trust in our platform and our organization.
Our marketing team invests in activities to drive awareness through various in-person and virtual channels, and works closely with our sales teams to facilitate engagement with prospective customers and generate demand. We host Vision, an annual user conference to help customers realize improvements in their physical operations with platform demonstrations, best practices guides, industry research studies, and thought leadership content to enhance understanding of our platform and promote increased adoption.
Our sales organization includes sales development, inside sales, field sales, solutions engineering, and account management. It is segmented by geography and prospective customer size, and is specialized by new prospect and existing customer accounts.
As of December 31, 2024, our global sales and marketing team consisted of approximately 1,500 employees. We intend to continue to invest in our sales and marketing capacity to further capitalize on our market opportunity.
Research & development
Our R&D team is responsible for the design, development, testing, and delivery of our platform and applications. We have established R&D hubs in the United States and certain strategic regions including India, Canada, Taiwan, and Pakistan. We have a team of experienced software and hardware engineers with domain expertise, along with data annotators focused on enhancing product quality. As of December 31, 2024, our R&D team consisted of over 1,000 employees, and has delivered more than 200 major product features annually since 2023.
Competition
We operate in a dynamic and competitive market driven by constant change and innovation. We face competition from companies offering fleet management point solutions, dash cam systems, asset tracking devices, and fleet card providers. No competitor offers a suite of technologies that includes Fleet Management, Driver Safety, Equipment Monitoring, Workforce Management, Spend Management, and AI Vision in a single platform. Our main competitors include:
•Fleet Management and Equipment Monitoring competitors: Companies such as Geotab, Omnitracs, ORBCOMM, Samsara, SkyBitz, Trimble, and Verizon Connect, which focus on telematics and fleet management offerings, emphasizing vehicle tracking and compliance management.
•Driver Safety competitors: Companies such as Lytx, Netradyne, Samsara, SmartDrive, and Verizon Connect, which provide camera systems for enhanced visibility and safety through video analytics.

•Spend Management competitors: Companies such as Comdata, Corpay, FleetCardUSA, Fuelman, and WEX offer stand-alone fleet card offerings, allowing customers to manage and transact fuel spend while accessing vendor discount savings.
We believe our principal competitive factors in our market include:
•The only platform that unifies safety, operations, and finance. Motive is the only platform that enables safety, operations, and finance teams to manage their workers, vehicles, equipment, and spend in one system.
•Industry-leading AI. We are a leader in applying AI to physical operations. Our AI technology is defined by a full stack system, and our low-latency validation process rapidly validates predictions, corrects errors, and adapts the system to edge-cases quickly. As our models are deployed into production, they generate additional data that expands our training sets and continuously improves model performance over time. We have built the industry’s most accurate AI Dashcam, currently monitoring more than 15 unsafe behaviors such as cellphone use, distraction, and close following, including models that are not offered by our competitors, such as unsafe parking and fatigue monitoring. According to a 2023 study we commissioned by the Virginia Tech Transportation Institute, our AI Dashcam successfully generated alerts for four unsafe driving behaviors between two and four times more often than the AI dashcam models from two competing dashcams.
•Fast time to value. We are focused on speed to value and delivering measurable returns to our customers, which includes fast implementation and high return-on-investment in the first year of use. For enterprise customers, the average implementation period of our Fleet Management product is 20% to 30% faster than our competitors, and they typically see a return on their investment within six months, up to 63% faster than our competitors.
•Exceptional customer experience. Our customers rely on us to solve mission-critical operational challenges. Our combination of exceptional technology and exceptional service yields exceptional outcomes for our customers. Our approach fosters rapid adoption and high satisfaction, which enables strong retention and expansion across our customer base.
Customers choose us for our unified platform, industry-leading AI, particularly due to the recursive improvement of our AI system, fast time to value, and exceptional customer experience. For more information regarding risks related to our competition, see the section titled “Risk factors—Risks related to our business and industry—We face intense competition and could lose market share to our competitors, which would adversely affect our business, operating results, and financial condition.”
Intellectual property
Our intellectual property is an important aspect of our business and helps us maintain our competitive position. To establish and protect our rights in our proprietary intellectual property, we rely upon a combination of patent, copyright, and trademark laws, and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We also sustain a number of trade secrets in our software, AI models, technology, and source code.
As of December 31, 2024, we owned the following patents related to the business: eight issued U.S. patents, 16 U.S. patent applications, and 11 non-U.S. pending patent applications. Our issued U.S. patents, and any patents that may issue from our pending applications, are scheduled to expire at dates ranging between August 2039 and February 2041, which may exclude any additional term for patent term adjustments or extensions. To protect our brand, as of December 31, 2024, we had a trademark portfolio comprised of at least 39 trademark applications and registrations across a total of at least eight jurisdictions. Finally, we have registered domain names for websites that we use in our business, such as www.gomotive.com.
We control access to our intellectual property and confidential information through internal and external controls. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. Intellectual property laws and our procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated.
Government regulation
We are subject to a wide variety of laws and regulations in the United States and other jurisdictions and devote considerable resources to compliance with these laws and regulations.
For example, some of our products are used by our customers to comply with obligations to record their compliance with applicable HOS restrictions by using an ELD. In the United States, to the extent our products function as ELDs, we are subject to regulation by the FMCSA, which requires that ELD manufacturers register and self-certify that the ELDs they offer for sale have been sufficiently tested to meet certain functional requirements, which are subject to interpretation communicated through formal or informal guidance, or change through formal administrative rulemaking processes. Similarly on January 1, 2023, Canada began enforcement of its ELD technical standard, mandating that motor carriers and drivers subject to hours-of-service requirements in Canada use ELDs that have been tested and certified by an accredited, third-party certification body.
We are also subject to other laws and regulations governing issues such as privacy, data security, telecommunications, the use of biometric data, labor and employment, anti-discrimination, exports, anti-bribery, whistleblowing and worker confidentiality obligations, product liability, product certifications and labeling, marketing, telephone marketing and other consumer protection, taxation, AI-specific regulations, securities, competition, arbitration agreements and class action waiver provisions, and terms of service, among other issues. We could become subject to additional legal or regulatory requirements, including additional or modified requirements around ELD certification, if laws, regulations, or guidance changes in the jurisdictions in which we operate. This could include the need to obtain new and different types of licenses or certifications to offer certain products or functionalities. Guiding our actions is a commitment to complying, and helping our customers comply, with applicable regulations and requirements, and we will continue to devote significant internal resources to these efforts.
See the section titled “Risk factors—Risks related to legal and regulatory matters” for additional information about the laws and regulations to which we are subject and the risks to our business associated with such laws and regulations.
Our facilities
We are headquartered in San Francisco, California, where we occupy approximately 25,000 square feet of office space pursuant to a sublease that is expected to expire in March 2029, subject to the terms thereof.
We believe that our current facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Our employees and human capital resources
Our employees are based in locations around the world, including key hubs in the United States and Pakistan. As of December 31, 2024, we had 3,559 full-time employees, including 2,648 employees outside of the United States. Of our full-time employees, 380 employees provided customer service support.
None of our employees are represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages due to employee disputes, and we believe our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain, and motivate employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.
Legal proceedings
We are currently a party to, and may from time to time in the future, be involved in, various litigation matters and subject to claims that arise in the ordinary course of business, including claims asserted by third parties in the form of letters and other communications. For more information regarding legal proceedings and other claims in which we are involved, see Note 6 “Commitments and contingencies” and Note 14 “Subsequent events” in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus, which is incorporated herein by reference.
In addition, we are, and from time to time, we may become, involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Other than as set forth in Note 6 and Note 14, we are not presently a party to any other legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition or operating results.
Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Management
Executive officers, key employees, and non-employee directors
The following table provides information regarding our executive officers, key employees, and non-employee directors as of           , 2025:

Name	Age	Position(s)
Executive officers:
Shoaib Makani		Chief Executive Officer, Co-Founder, and Director
Amish Babu		Chief Technology Officer
Adam Block		Chief Revenue Officer
Chirag Shah		Chief Financial Officer
Shu White		Chief Legal Officer and Head of People

Key employees:
Hemant Banavar		Chief Product Officer
Robson Grieve		Chief Marketing Officer

Non-employee directors:
Dana Evan		Director
Ilya Fushman		Director
Obaid Khan		Co-Founder and Director
Alexander Niehenke		Director
Aaron Schildkrout		Director
Margaret C. Whitman		Director

(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
(4)Lead independent director.
Executive officers
Shoaib Makani is one of our co-founders and has served as our Chief Executive Officer and as a member of our board of directors since 2013. Prior to founding our company, Mr. Makani led investments in consumer and enterprise technology companies at Khosla Ventures, a venture capital firm, from 2011 to 2013. Prior to joining Khosla Ventures, from 2008 to 2011, Mr. Makani led international growth at AdMob, Inc., a mobile advertising platform acquired by Google Inc. in 2009. Mr. Makani holds a B.Sc. in Government and Economics from The London School of Economics and Political Science. Mr. Makani was selected to serve as a member of our board of directors due to the perspective and experience he brings as one of our co-founders and Chief Executive Officer.
Amish Babu has served as our Chief Technology Officer since May 2025. Prior to that, he served as our Senior Vice President of Connected Devices from April 2022 to May 2025 and as our Vice President of Hardware from January 2020 to April 2022. Prior to joining us, Mr. Babu served as the Head of Electrical Engineering at Oculus VR, a virtual reality technology subsidiary of Meta Platforms, Inc., from 2017 to 2020, and as the Director of Hardware Engineering at Logitech International S.A., a computer peripherals and software company, from 2015 to 2017. Mr. Babu holds a B.S. in Computer Systems Engineering and an M.S. in Materials Science and Engineering from Stanford University.

Adam Block has served as our Chief Revenue Officer since January 2025. Prior to that, he served as our Senior Vice President, Strategic, Enterprise, and Public Sector Sales from March 2024 to January 2025 and as our Vice President, Strategic and Enterprise Sales from November 2022 to March 2024. Prior to joining us, Mr. Block served in various sales leadership roles at Medallia, Inc., a customer experience management software company, from 2014 to November 2022. Prior to Medallia, Mr. Block served as the Vice President of Sales and Marketing at Tenmast Software (now MRI Software), a housing management software company, from 2007 to 2014. Mr. Block holds a B.B.A. in Finance and Management from the University of Kentucky.
Chirag Shah has served as our Chief Financial Officer since October 2024. Prior to joining us, Mr. Shah served as the Chief Financial Officer of Kong Inc., an API management software company, from February 2022 to October 2024. Mr. Shah served as the Chief Financial Officer of Cornerstone OnDemand, Inc., a cloud-based talent management software company, from January 2021 to February 2022. Prior to being named Chief Financial Officer, Mr. Shah served in positions of increasing responsibility at Cornerstone, including as Senior Vice President and General Manager, Growth Markets from 2017 to December 2020 and as Vice President, Finance and Strategy from 2009 to 2016. Mr. Shah holds a B.S. in Finance from Georgetown University and an M.B.A. from the Northwestern University Kellogg School of Management.
Shu White has served as our Chief Legal Officer and Head of People since October 2023. Prior to that, she served as our General Counsel from November 2020 to September 2023. Prior to joining us, Ms. White served as Senior Vice President and General Counsel at Imperva, Inc., a cybersecurity software company specializing in data and application protection, from 2018 to November 2020 and served in positions of increasing responsibility in the Imperva legal department from 2015 to 2018. Prior to joining Imperva, Ms. White was in private legal practice at Fenwick & West LLP, a law firm, from 2006 to 2015. Ms. White holds a B.A. from New York University and a J.D. from the University of California, College of the Law, San Francisco.
Key employees
Hemant Banavar has served as our Chief Product Officer since May 2025. Prior to that, he served as our Vice President of Financial Products from July 2023 to May 2025, Senior Director, Product Management from April 2022 to July 2023, Director, Product Management from September 2020 to April 2022, and Group Product Manager from April 2019 to September 2020. Prior to joining us, Mr. Banavar worked as a Product Manager at Stripe, Inc., a payment processing technology company, from 2017 to 2019. From 2015 to 2017, Mr. Banavar served as a Product Manager at UberEATS, a food delivery service operated by Uber Technologies, Inc. Mr. Banavar holds a B.A. in Computer Science from Shivaji University, an M.S. in Computer Science from Florida State University, and an M.B.A. from the Haas School of Business at the University of California, Berkeley.
Robson Grieve has served as our Chief Marketing Officer since October 2022. Prior to joining us, Mr. Grieve served as the Chief Marketing Officer of OutSystems, a low-code application development platform company, from April 2020 to October 2022. From 2019 to April 2020, Mr. Grieve served as the Chief Marketing Officer at Pure Storage, Inc., a data storage and flash technology company. Prior to that, from 2015 to 2018, Mr. Grieve served as the Chief Marketing Officer at New Relic, Inc., an AI-powered observability and application performance monitoring company. Mr. Grieve holds a B.A. in History from Queen’s University in Ontario, Canada.
Non-employee directors
Dana Evan has served as a member of our board of directors since December 2021. Ms. Evan served as a Venture Partner at Icon Ventures, a venture capital firm, from 2013 to July 2020. Before joining Icon Ventures, Ms. Evan was the Chief Financial Officer at VeriSign, Inc., a network infrastructure company, from 1996 to 2007. Ms. Evan serves as an independent director on the board of directors of Box, Inc., Nextdoor Holdings, Inc., and Pendo. She previously served on the boards of directors of Domo, Inc., from 2018 to February 2023, Farfetch Limited from 2015 to December 2023, Momentive Global Inc. (formerly SurveyMonkey Inc.) from 2013 to May 2023, and Proofpoint, Inc. Ms. Evan is a Certified Public

Accountant (inactive) and earned a B.S. in Commerce with a concentration in Accounting and Finance from Santa Clara University. She was recognized by the National Association of Corporate Directors as the 2019 Director of the Year. We believe Ms. Evan is qualified to serve as a member of our board of directors because of her extensive experience as a public company executive and director.
Ilya Fushman has served as a member of our board of directors since May 2025, and he previously served as a member of our board of directors from 2015 to 2018. Mr. Fushman has served as a partner at Kleiner Perkins, a venture capital firm, since 2018. Before joining Kleiner Perkins, Mr. Fushman was a general partner at Index Ventures, a venture capital firm, from 2015 to 2018. Prior to that, he held senior leadership positions at Dropbox, Inc., a cloud-based file storage and collaboration platform, where he led product organization from 2013 to 2015. Mr. Fushman currently serves on the board of directors of various privately held companies. Mr. Fushman holds a B.S. in Physics from the California Institute of Technology and an M.S. in Electrical Engineering and a Ph.D. in Applied Physics from Stanford University. We believe Mr. Fushman is qualified to serve as a member of our board of directors because of his extensive experience as a venture capitalist investing in technology companies.
Obaid Khan is one of our co-founders and has served as a member of our board of directors since June 2023 and as our Chief Operating Officer from June 2021 to June 2023. Prior to that, he served as our Head of Operations from 2013 to June 2021. Prior to founding Motive, he worked in legislative affairs for a nonprofit organization. Mr. Khan holds a B.A. in Political Science and Economics from the University of California, San Diego. We believe Mr. Khan is qualified to serve as a member of our board of directors because of his perspective as one of our co-founders and former Chief Operating Officer.
Alexander Niehenke has served as a member of our board of directors since May 2017. He is a partner at Scale Venture Partners, a venture capital firm focused on early- and growth-stage technology companies, where he specializes in enterprise software investments and serves on the boards of several privately held companies. Mr. Niehenke joined Scale in 2013 after four years at Crosslink Capital, a venture capital firm, from 2009 to 2012 and four years at Montgomery & Company, a financial services and investment firm, from 2005 to 2009. He holds both a B.S. in Business Administration and a B.A. in Legal Studies from the University of California, Berkeley. We believe Mr. Niehenke’s extensive venture capital experience and track record in guiding technology companies through growth and scale qualify him to serve on our board of directors.
Aaron Schildkrout has served as a member of our board of directors since September 2019 and as an advisor to us since 2013. Mr. Schildkrout was a founding investor and has been a partner at Addition LP, a venture capital firm, since January 2020. Prior to Addition, Mr. Schildkrout served as a technology advisor to various high-growth private companies. Mr. Schildkrout was a product and growth leader at Uber Technologies, Inc., a global ride-hailing and mobility platform, from 2015 to 2018. He was the co-founder and Co-Chief Executive Officer of social networking platform HowAboutWe, from 2009 to 2014, until its acquisition by IAC Inc. Mr. Schildkrout currently serves on the board of directors of various privately held companies. Mr. Schildkrout holds a B.A. in Social Studies from Harvard University. We believe Mr. Schildkrout is qualified to serve as a member of our board of directors because of his extensive experience as a technology executive, investor, and board member.
Margaret C. Whitman has served as a member of our board of directors since September 2025. Ms. Whitman previously served as United States Ambassador to Kenya from July 2022 to November 2024. Prior to that, she was Chief Executive Officer of Quibi Holdings, LLC, a mobile media company, from March 2018 to February 2021. From June 2017 to February 2018, Ms. Whitman served as Chief Executive Officer of Hewlett Packard Enterprise Company (“HPE”), a multinational information technology enterprise, and as HPE’s President and Chief Executive Officer from November 2015 to June 2017. Before her role at HPE, she was President and Chief Executive Officer of Hewlett-Packard Company (now known as HP Inc.) from September 2011 to July 2015, as well as Chair of their board of directors from July 2014 to November 2015. Ms. Whitman also served as President and Chief Executive Officer of eBay Inc., an e-commerce company, from March 1998 to November 2008. Ms. Whitman has served on the board of CoreWeave, Inc., a cloud-computing company, since March 2025. Ms. Whitman previously served on the boards of directors of The Procter & Gamble Company, a multinational consumer goods company, from February 2011 to July 2022, General Motors Company, a multinational automotive manufacturing company, from March 2021 to July 2022, and Dropbox, Inc., a cloud storage company, from August 2017 to May 2020. Ms. Whitman holds an A.B. in Economics from Princeton University and an M.B.A. from Harvard Business School. We believe Ms. Whitman is qualified to serve as a member of our board of directors due to her extensive leadership, strategy, risk management, and industry experience.
Family relationships
Obaid Khan, our co-founder and a member of our board of directors, is the brother-in-law of Shoaib Makani, our co-founder, Chief Executive Officer, and a member of our board of directors. Outside of the foregoing relationship, there are no family relationships among any of our executive officers or directors.
Code of business conduct and ethics
Our board of directors will adopt, effective prior to the closing of this offering, a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.
Board of directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven directors. Pursuant to our restated certificate of incorporation, as currently in effect, and the amended and restated voting agreement by and among us and certain holders of our capital stock, dated May 20, 2025 (the “Voting Agreement”), our current directors were elected as follows:
•Alexander Niehenke was elected by holders of our Series B convertible preferred stock and Series B senior convertible preferred stock as a designee nominated by Scale Venture Partners;
•Margaret C. Whitman was elected by holders of our Series C convertible preferred stock and Series C senior convertible preferred stock as a designee nominated by IVP;
•Ilya Fushman was elected by holders of our Series F convertible preferred stock and Series F senior convertible preferred stock as a designee nominated by Kleiner Perkins;
•Dana Evan, Obaid Khan, and Shoaib Makani were designated and elected by holders of a majority of shares of our Class A common stock and Class B common stock, voting together as a single class; and
•Aaron Schildkrout was elected by holders of our Class A common stock, Class B common stock, and preferred stock then outstanding, voting together as a single class, as a designee of all other members of our board of directors then seated.
The Voting Agreement will terminate and the provisions of our restated certificate of incorporation, as currently in effect, by which our directors were elected will be amended and restated in connection with this offering and, following this offering, these contractual obligations regarding the election of our directors will no longer be in effect. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation, or removal.

Classified board of directors
Upon the closing of this offering, our board of directors will consist of       members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:
•the Class I directors will be            and their terms will expire at the first annual meeting of stockholders to be held after the closing of this offering;
•the Class II directors will be             and their terms will expire at the second annual meeting of stockholders to be held after the closing of this offering; and
•the Class III directors will be            and their terms will expire at the third annual meeting of stockholders to be held after the closing of this offering.
Each director’s term continues until the election and qualification of such director’s successor, or such director’s earlier death, resignation, or removal. Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of capital stock—Anti-takeover provisions” for additional information.
Director independence
In connection with this offering, we intend to list our Class A common stock on           . Under the rules of           , independent directors must comprise a majority of a listed company’s board of directors within a specified period after the closing of this offering. In addition, the rules of            require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of           , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in such member’s capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of this offering.
Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise such director’s ability to exercise independent judgment in carrying out that director’s responsibilities. As a result of this review, our board of directors determined that each of directors other than            is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of           . In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain relationships and related party transactions.”
Lead independent director
Our board of directors will adopt, effective prior to the closing of this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed            to serve as our lead independent director. As lead independent director,           will provide leadership to our board of directors if circumstances arise in which the role of Chief Executive Officer and chairperson of our board of directors may be, or may be perceived to be, in conflict, and perform such additional duties as our board of directors may otherwise determine and delegate.
Role of board in risk oversight
Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks we face. Throughout the year, senior management reviews these risks with our board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations, or strategies, and presents the steps taken by management to mitigate or eliminate such risks.
Our board of directors does not have a standing risk management committee. Our board of directors administers this oversight function directly and through various standing committees that address risks in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial and enterprise risk exposures and the steps our management has taken to monitor and control these exposures. Our audit committee also reviews any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.
Committees of the board of directors
Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below upon the closing of this offering. Following the closing of this offering, copies of the charters for each committee will be available on the investor relations portion of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit committee
Our audit committee is composed of           .            is the chair of our audit committee. The members of our audit committee meet the independence requirements under            and SEC rules. Each member of our audit committee is financially literate. In addition, our board of directors has determined that            is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on him or her any supplemental duties, obligations or liabilities beyond those that are generally applicable to the other members of our audit committee and board of directors. Our audit committee’s principal functions are to assist our board of directors in its oversight of:
•selecting a firm to serve as our independent registered public accounting firm to audit our consolidated financial statements;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end results of operations;
•establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
•considering the adequacy of our internal controls and internal audit function;
•reviewing our major risks and exposures and the monitoring and mitigation of such risks and exposures, including cybersecurity and other information technology risks;
•reviewing related party transactions that are material or otherwise implicate disclosure requirements; and
•approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.
Compensation committee
Our compensation committee is composed of           .            is the chair of our compensation committee. The members of our compensation committee meet the independence requirements under            and SEC rules. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Our compensation committee is responsible for, among other things:
•reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;
•reviewing and recommending to our board of directors to approve the compensation of our non-employee directors;
•reviewing and approving, or recommending that our board of directors approve, the terms of any compensatory agreements with our executive officers;
•administering our stock and equity incentive plans;
•reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and
•establishing our overall compensation philosophy.
Nominating and corporate governance committee
Our nominating and corporate governance committee is composed of           .            is the chair of our nominating and corporate governance committee. The members of our nominating and corporate governance committee meet the independence requirements under            and SEC rules. Our nominating and corporate governance committee’s principal functions include:
•identifying and recommending candidates for membership on our board of directors;
•recommending directors to serve on board committees;
•reviewing and recommending to our board of directors any changes to our corporate governance guidelines;

•reviewing proposed waivers of the code of conduct for directors and executive officers;
•overseeing any program relating to corporate responsibility and sustainability, including corporate sustainability matters;
•overseeing the process of evaluating the performance of our board of directors; and
•advising our board of directors on corporate governance matters.
Compensation committee interlocks and insider participation
None of the members of our compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during 2024.
Director compensation
During 2024, other than as described below, we did not pay any fees, make any equity awards or non-equity awards, or pay any other compensation to our non-employee members of our board of directors. All compensation paid to Shoaib Makani, our only employee director, is set forth below in the section titled “Executive compensation—Summary compensation table.”
The following table provides information regarding the compensation of Dana Evan for service as a director for 2024:

Name	Fees earned or paid in cash ($)	Total ($)
Dana Evan	50,000	50,000

The following table shows the aggregate numbers of shares of our Class A common stock underlying outstanding RSUs and options held by each of our non-employee directors as of December 31, 2024:

Name	Number of shares underlying stock awards
Somesh Dash	—
Dana Evan	300,000(1)
Ilya Fushman	—
Obaid Khan	466,145(2)
Alexander Niehenke	—
Aaron Schildkrout	300,000(3)

(1)Consists of 300,000 RSUs, which vest subject to (i) a service-based vesting condition, with 25% of underlying shares vesting annually, and (ii) a liquidity event-based vesting condition, which will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. As of December 31, 2024, 75,000 shares of our Class A common stock underlying this award remained subject to the service-based vesting condition.
(2)Consists of (i) 262,500 RSUs, which vest subject to (A) a service-based vesting condition, which has been satisfied in full as of December 31, 2024, and (B) a liquidity event-based vesting condition, which will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, and (ii) 203,645 restricted shares of our Class A common stock, which vest subject to a service-based vesting condition described below. Mr. Khan was granted 1,475,000 RSUs (the “Khan RSUs”) on November 12, 2021 in consideration for his services as our employee. On June 15, 2023, in connection with Mr. Khan’s appointment to our board of directors, Mr. Khan forfeited 1,212,500 Khan RSUs, which were unvested as of the transition, and retained 262,500 Khan RSUs, which were vested as of the appointment and are reflected in the table above. Mr. Khan was issued 2,369,322 restricted shares of our Class A common stock (the “Khan Restricted Shares”) upon the early exercise of an option to purchase shares of our Class A common stock granted to Mr. Khan on December 12, 2018 in consideration for his services as our employee. On June 15, 2023, in connection with Mr. Khan’s appointment to our board of directors, the Khan Restricted Shares were amended to revise the vesting schedule of 271,527 restricted shares of our Class A common stock that were unvested as of that date. Pursuant to this amendment, 25% of these unvested restricted shares vest on June 15 of each of 2024, 2025, 2026, and 2027, subject to Mr. Khan’s continuous service as a member of our board of directors. As of December 31, 2024, 203,645 of the restricted shares remained subject to vesting, contingent on Mr. Khan’s continued service to us. We have a right to repurchase any unvested restricted shares if Mr. Khan ceases to provide services to us prior to the date on which the shares would have vested.
(3)Consists of 300,000 RSUs, which vest subject to (i) a service-based vesting condition, with 25% of underlying shares vesting annually, and (ii) a liquidity event-based vesting condition, which will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. As of December 31, 2024, 225,000 shares of our Class A common stock underlying this award remained subject to the service-based vesting condition.
Outside director compensation policy
Before this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. In connection with this offering, our board of directors expects to approve a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive certain cash retainers and equity awards.
Employee directors will receive no additional compensation for their service as a director.

Executive compensation
Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2024, were:
•Shoaib Makani, our co-founder, Chief Executive Officer, and a member of our board of directors;
•Adam Block, our Chief Revenue Officer; and
•Shu White, our Chief Legal Officer and Head of People.
Summary compensation table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers for 2024:

Name and principal position	Fiscal year	Salary ($)	Stock awards(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)
Shoaib Makani Chief Executive Officer	2024	390,000	—	184,373	12,606	586,979
Adam Block Chief Revenue Officer	2024	291,667	—	344,155	1,500	637,322
Shu White Chief Legal Officer and Head of People	2024	391,667	—	151,280	1,500	544,447

(1)Each of Mr. Block and Ms. White was granted RSUs that are subject to a service-based vesting condition and liquidity event-based vesting condition. As of the applicable grant date, we had not recognized stock-based compensation expense for these awards because achievement of the liquidity event-based vesting condition was not deemed probable. As a result, no value is included in the table for these awards. Assuming achievement of the liquidity event-based vesting condition, the aggregate grant-date fair values of the RSU awards for each of Mr. Block and Ms. White would have been $248,720 and $2,302,340, respectively, computed in accordance with ASC 718, and representing the highest level of liquidity event-based vesting condition achievement for these awards. For information regarding the assumptions used in determining the fair value of these awards, please refer to Note 10 “Stock-based compensation” in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus.
(2)The amounts presented for Mr. Makani and Ms. White reflect performance bonuses earned based on the achievement of financial measures set forth in our 2024 executive performance bonus plan approved by our compensation committee. The amount presented for Mr. Block represents his payment earned pursuant to the metrics of his 2024 sales commission plan.
(3)The amount presented for Mr. Makani represents payment for personal administrative services. The amounts presented for Mr. Block and Ms. White represent matching contributions under our 401(k) plan.
Narrative to summary compensation table
Base salaries
Our named executive officers receive a base salary to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Mr. Makani’s annual base salary as of December 31, 2024 was $390,000, Mr. Block’s annual base salary as of December 31, 2024 was $300,000, and Ms. White’s annual base salary as of December 31, 2024 was $400,000.
Non-equity incentive plan compensation
Mr. Makani and Ms. White participated in our 2024 executive performance bonus plan. As of December 31, 2024, Mr. Makani and Ms. White had a target bonus opportunity of 50% and 40% of their respective base salaries. Incentives under our 2024 executive performance bonus plan are earned annually based on achievement of certain financial measures for 2024. Amounts earned by each of Mr. Makani and Ms. White during 2024 under the 2024 executive performance bonus plan are set forth in the summary compensation table above in the “Non-equity incentive plan compensation” column.
Mr. Block participated in our 2024 sales compensation plan. During 2024, Mr. Block had a target variable compensation opportunity of 100% of his base salary, based on achievement of specified sales quotas.

Amounts earned by Mr. Block during 2024 under the 2024 sales compensation plan are set forth in the summary compensation table above in the “Non-equity incentive plan compensation” column.
Equity compensation
From time to time, we have granted equity awards in the form of RSUs to our named executive officers. The RSUs are subject to vesting based on service-based, liquidity event-based, and/or performance-based vesting conditions. In addition, in 2021, we granted Mr. Makani a performance-based stock option.
For additional information regarding equity compensation to our named executive officers, see the sections below titled “—Outstanding equity awards at fiscal 2024 year-end,” “—2025 executive equity awards,” and, with respect to Mr. Makani, “—CEO equity awards.”
Outstanding equity awards at fiscal 2024 year-end
The following table presents, for each of our named executive officers, information regarding outstanding stock options and RSUs to acquire shares of common stock held as of December 31, 2024:

			Option awards(1)					Stock awards(1)
Name	First vesting date	Grant date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price($)	Option expiration Date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested ($)(2)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(2)
Shoaib Makani		3/9/2021(3)	—	—	16,221,640	0.83	3/8/2031	—		—
		3/9/2021(4)	—	—	—	—	—	—		4,424,084
	4/9/2021	3/9/2021(5)	—	—	—	—	—	—		184,337
Adam Block	12/15/2022	1/26/2023(6)	—	—	—	—	—	375,000		—
	6/15/2024	5/8/2024(7)	—	—	—	—	—	64,103		—
Shu White	12/15/2021	1/28/2021(8)	—	—	—	—	—	1,032,286		—
	12/15/2023	1/31/2024(9)	—	—	—	—	—	25,000		—
	6/15/2024	5/8/2024(10)	—	—	—	—	—	93,696		—
	3/15/2025	5/8/2024(11)	—	—	—	—	—	478,750		—

(1)All of the outstanding stock options and stock awards were granted under the 2013 Plan.
(2)There was no public market for our Class A common stock as of December 31, 2024, so we have assumed that the fair market value of our Class A common stock on such date was $      per share, which represents the midpoint of the estimated price range set forth on the cover page of this prospectus.
(3)The shares of our Class A common stock issuable upon the exercise of this option are exchangeable for shares of our Class B common stock pursuant to the Exchange Agreement. The shares of our Class A common stock underlying this option vest upon the satisfaction of certain market-based vesting conditions, subject to Mr. Makani’s service to us as our Chief Executive Officer on such date. Mr. Makani voluntarily forfeited a portion of this option in April 2025. For additional information on these market-based vesting conditions, see the section titled “—CEO equity awards—CEO 2021 market-based equity awards.”
(4)Represents restricted shares of our Class B common stock that were issued upon early exercise of a stock option to purchase shares of our Class A common stock. The shares of our Class A common stock issued upon the exercise of this option were exchanged for shares of our Class B common stock pursuant to the Exchange Agreement. The shares vest upon the satisfaction of certain market-based vesting conditions, subject to Mr. Makani’s service to us as our Chief Executive Officer on such date. We have a right to repurchase any unvested shares subject to such award if Mr. Makani ceases to provide services to us prior to the date on which all shares subject to the award have vested. For additional information on these market-based vesting conditions, see the section titled “—CEO equity awards—CEO 2021 market-based equity awards.”
(5)Represents restricted shares of our Class B common stock that were issued upon the early exercise of a stock option to purchase shares of our Class A common stock. The shares of our Class A common stock issued upon the exercise of this option were exchanged for shares of our Class B common stock pursuant to the Exchange Agreement. The restricted shares vest as to 1/48th of the total award on a monthly basis, with a First Vesting Date of April 9, 2021, subject to Mr. Makani’s continued service to us. We have a right to repurchase any unvested shares subject to such award if Mr. Makani ceases to provide services to us prior to the date on which all shares subject to the award have vested.
(6)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition was satisfied as to 210,937 RSUs, and the liquidity event-based vesting condition was not satisfied as of December 31, 2024. The RSUs vest as to 1/16th of the total award and may be settled for shares of our Class A common stock on a quarterly basis, with a First Vesting Date of December 15, 2022, once the liquidity event-based vesting condition has been satisfied and subject to Mr. Block’s continued service to us. The liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
(7)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition was satisfied as to 12,019 RSUs and the liquidity event-based vesting condition was not satisfied as of

December 31, 2024. The RSUs vest as to 1/16th of the total award and may be settled for shares of our Class A common stock on a quarterly basis, with a First Vesting Date of June 15, 2024, once the liquidity event-based vesting condition has been satisfied and subject to Mr. Block’s continued service to us. The liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
(8)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition was satisfied as to all of the RSUs and the liquidity event-based vesting condition was not satisfied as of December 31, 2024. The liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
(9)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition was satisfied as to all of the RSUs and the liquidity event-based vesting condition was not satisfied as of December 31, 2024. The liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
(10)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition was satisfied as to all of the RSUs and the liquidity event-based vesting condition was not satisfied as of December 31, 2024. The liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
(11)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition and liquidity event-based vesting condition were not satisfied as to any of the RSUs as of December 31, 2024. The RSUs vest as to 1/5th of the total award and may be settled for shares of our Class A common stock on a quarterly basis, with a First Vesting Date of March 15, 2025, once the liquidity event-based vesting condition has been satisfied and subject to Ms. White’s continued service to us. The liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
CEO equity awards
CEO 2025 performance-based equity award
On May 15, 2025, our board of directors granted 2,765,052 RSUs to Shoaib Makani (the “2025 CEO Performance RSU”), which will vest based on the satisfaction, prior to May 15, 2032, of two vesting conditions: a performance-based vesting condition and a liquidity event-based vesting condition. We believe the 2025 CEO Performance RSU serves to align Mr. Makani’s interests with those of our stockholders by creating a strong and visible link between Mr. Makani’s incentives and our performance. Likewise, because it requires that Mr. Makani remain in service as our Chief Executive Officer through the achievement of the performance-based goals, as described below, it supports strong retention of his leadership.
The 2025 CEO Performance RSUs are allocated equally to three separate performance periods, one for each of 2025, 2026 and 2027. If the performance goals for a performance period are achieved, the applicable tranche will vest, subject to Mr. Makani’s continuous service as our Chief Executive Officer, on the date when our board of directors or compensation committee determines that the applicable performance goal has been satisfied. If the performance goals for a performance period are not achieved, the applicable tranche will forfeit.
The metrics for the 2025 performance period are based on annual financial plan targets for 2025. The metrics for the 2026 and 2027 performance periods will be established by our board of directors or compensation committee at the start of each period based on annual financial plan targets for those performance periods.
The liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
CEO 2025 service-based equity award
On May 15, 2025, our board of directors granted 9,032,504 RSUs to Mr. Makani, which will vest based on the satisfaction, prior to May 15, 2032, of two vesting conditions: a service-based vesting condition and a liquidity event-based vesting condition. On August 6, 2025, our board of directors amended the service-based vesting condition of these RSUs to reflect the intended terms such that the service-based vesting condition was satisfied as to 921,684 RSUs as of the date of grant and 1/16th of the remaining 8,110,820 RSUs will vest on a quarterly basis with a first vesting date of March 15, 2025, subject to Mr. Makani’s continuous service to us. The liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.

CEO 2021 market-based equity awards
On April 9, 2025, our board of directors approved an amendment (the “Option Amendment”) to the performance stock option granted to Mr. Makani on March 9, 2021 (the “2021 CEO Performance Option”). The Option Amendment was intended to ensure that the 2021 CEO Performance Option would continue to provide the originally intended incentive and retention for Mr. Makani. Also on April 9, 2025, Mr. Makani voluntarily forfeited the majority of the 2021 CEO Performance Option, as described below.
The 2021 CEO Performance Option is an option to acquire a total of 20,645,724 shares of our Class A common stock (which number was reduced in connection with the Option Amendment, as described below) with an exercise price of $0.83 per share. Prior to the Option Amendment, the shares subject to the 2021 CEO Performance Option were divided into seven tranches subject to market-based vesting conditions relating to increasing stock price goals following an initial public offering.
Mr. Makani early-exercised the first two price-based tranches of the 2021 CEO Performance Option on March 23, 2021, for a total of 4,424,084 shares of our Class A common stock, which remain subject to the underlying market-based vesting conditions, as described below. These exercised shares were exchanged for shares of our Class B common stock pursuant to the Exchange Agreement.
In connection with the Option Amendment, Mr. Makani voluntarily forfeited the fifth, sixth, and seventh tranches, representing 11,797,556 shares of our Class A common stock subject to the 2021 CEO Performance Option. The Option Amendment (i) extended the last date on which the price goals may be achieved to March 8, 2031 for each of the tranches, (ii) removed the post-achievement service-based vesting condition such that Mr. Makani’s service is required only through the date of achievement of an applicable tranche, and (iii) extended the post-termination exercise period of any then-vested and outstanding portion of shares subject to the 2021 CEO Performance Option to March 8, 2031, solely in the event that Mr. Makani’s termination is not for cause.
After giving effect to the Option Amendment, the per share price goals for shares of our Class A common stock subject to the 2021 CEO Performance Option are as set forth in the following table:

Tranche	Price goal ($)	Shares eligible to vest
1(1)	9.82	2,212,042
2(1)	19.64	2,212,042
3	29.46	2,212,042
4	39.28	2,212,042

(1)Mr. Makani early-exercised the first and second tranches of the 2021 CEO Performance Option. The shares of our Class B common stock that were exchanged for shares of our Class A common stock issued upon early-exercise of the first and second tranches of the 2021 CEO Performance Option remain subject to the market-based vesting conditions described in the table.
A price goal will be achieved if the closing price of our Class A common stock on the applicable stock exchange remains at or above the price goal for a period of sixty consecutive calendar days. The price goal may not be measured prior to the expiration of the lock-up period. For additional information on the lock-up period, see the section titled “Underwriting.”
As of           , 2025, none of the price goals have been achieved.
CEO 2021 service-based equity awards
Also in March 2021, our board of directors granted Mr. Makani two service-based stock options to acquire a total of 5,898,778 shares of our Class A common stock with an exercise price of $0.83 per share, which remained unvested as to 184,337 shares as of December 31, 2024 (the “2021 CEO Service-Based Options”). Mr. Makani early-exercised the 2021 CEO Service-Based Options in full on March 23, 2021. These exercised shares were exchanged for shares of our Class B common stock pursuant to the Exchange Agreement.

Named executive officer offer letters
Shoaib Makani
As our co-founder, Mr. Makani did not enter into an offer letter or any other formal arrangement or understanding with us regarding his employment. Mr. Makani is employed on an at-will basis, with no fixed term of employment. Mr. Makani will receive benefits upon certain qualifying terminations as described in the section titled “—Potential payments upon termination or change of control.”
Adam Block
We are party to an offer letter agreement with Mr. Block, dated October 24, 2022 (the “Block Offer Letter”), which provides for “at-will” employment without a set term and entitled Mr. Block to an initial base salary of $275,000 and a signing bonus of $30,000. In addition, pursuant to the Block Offer Letter and an incentive pay plan, Mr. Block was eligible to receive a bonus equal to up to 100% of his base salary upon the achievement of certain performance targets. Finally, pursuant to the Block Offer Letter and an RSU award agreement between us and Mr. Block, dated January 26, 2023 (the “2023 RSUs”), Mr. Block was entitled to receive 375,000 shares of our Class A common stock upon settlement of the 2023 RSUs, which vest based on the satisfaction of two vesting conditions: a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition was satisfied as to 1/16th of the total award on December 15, 2022 and vests on a quarterly basis thereafter, subject to Mr. Block’s continued service to us. The liquidity event-based vesting condition will be satisfied as described above.
In the event that Mr. Block’s employment with us is terminated because of an Acquisition or Other Combination (each as defined below) by us or our successor without Cause (as defined below) within three months before or 12 months after the consummation of such Acquisition or Other Combination, then 25% of the remaining unvested shares of our Class A common stock subject to the 2023 RSUs immediately become vested shares.
For purposes of the Block Offer Letter:
•“Acquisition” means (i) any consolidation or merger in which we are a constituent entity or are a party in which our voting stock and other voting securities that are outstanding immediately prior to the consummation of such consolidation or merger represent, or are converted into, securities of the surviving entity of such consolidation or merger that, immediately after the consummation of such consolidation or merger, together possess less than 50% of the total voting power of all voting securities of such surviving entity that are outstanding immediately after the consummation of such consolidation or merger, (ii) a sale or other transfer by the holders thereof of our outstanding voting stock and/or other voting securities possessing more than 50% of the total voting power of all of our outstanding voting securities, whether in one transaction or in a series of related transactions, pursuant to an agreement or agreements to which we are a party and that has been approved by our board of directors, and pursuant to which such outstanding voting securities are sold or transferred to a single person or entity, to one or more persons or entities who are affiliates of each other, or to one or more persons or entities acting in concert, or (iii) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by us and/or our subsidiaries, of all or substantially all of our and our subsidiaries’ assets taken as a whole, except where such sale, lease, transfer, or other disposition is made to us by one or more of our wholly owned subsidiaries.
•“Cause” for Mr. Block’s termination means (i) Mr. Block’s unauthorized misuse of our trade secrets or proprietary information, (ii) Mr. Block’s conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude, (iii) Mr. Block’s committing an act of fraud against us, or (iv) Mr. Block’s gross negligence or willful misconduct in the performance of his duties that has had or will have a material adverse effect on our reputation or business.
•“Other Combination” means any (i) consolidation or merger in which we are a constituent entity and are not the surviving entity of such consolidation or merger or (ii) any conversion of us into another form of entity; provided that such consolidation, merger, or conversion does not constitute an Acquisition.
Shu White
We are party to an offer letter agreement with Ms. White, dated October 9, 2020 (the “White Offer Letter”), which provides for “at-will” employment without a set term and entitled Ms. White to an initial annual base salary of $300,000. In addition, pursuant to the White Offer Letter, Ms. White was eligible to receive a bonus equal to up to 25% of her base salary upon the achievement by her of certain management objectives and by us of certain performance objectives. Finally, pursuant to the White Offer Letter and an RSU award agreement between us and Ms. White, dated January 28, 2021 (the “2021 RSUs”), Ms. White was entitled to receive 1,032,286 shares of our Class A common stock upon settlement of the 2021 RSUs, which vest based on the satisfaction of two vesting conditions: a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition was satisfied as of December 31, 2024. The liquidity event-based vesting condition will be satisfied as described above.
In the event that Ms. White’s employment with us is terminated because of a Change of Control (as defined below) (i) by us or our successor without Cause (as defined below) or (ii) by Ms. White for Good Reason (as defined below), in each case, within three months before or 12 months after the closing of the Change of Control, then all remaining unvested shares of our Class A common stock subject to the 2021 RSUs and any other then-outstanding unvested equity awards shall immediately become vested shares.
For purposes of the White Offer Letter:
•“Cause” for Ms. White’s termination will exist at any time after the happening of one or more of the following events: (i) Ms. White’s conviction of or plea of nolo contendere to any felony or crime of moral turpitude, (ii) Ms. White’s act of fraud against us or our parent or subsidiary, (iii) unauthorized use or disclosure by Ms. White of any of our proprietary information or trade secrets or that of our parent or subsidiary, (iv) Ms. White’s gross negligence or willful misconduct in the performance of her duties that has a material adverse effect on us or our parent or subsidiary, and/or (v) Ms. White’s violation of our antidiscrimination and anti-harassment policies (as determined by us in our sole discretion).
•“Change of Control” means, in each case in one transaction or a series of transactions, (i) a sale of all or substantially all of our assets, (ii) any merger, consolidation, or other business combination transaction of us with or into another corporation, entity, or person, other than a transaction in which the holders of at least a majority of the shares of our voting capital stock outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) at least a majority of the total voting power represented by the shares of our voting capital stock (or the surviving entity) outstanding immediately after such transaction in substantially the same proportion immediately after such transaction as existed immediately before such transaction; provided that a bona fide equity financing shall not be deemed a Change of Control, or (iii) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of our capital stock.
•“Good Reason” means any of the following taken without Ms. White’s prior written consent, (i) a relocation of Ms. White’s principal workplace by more than 50 miles from her then-current workplace, (ii) an adverse change in title or reporting or a material diminution in Ms. White’s duties, responsibilities or authorities; provided that a transfer to a position that is substantially similar to the position held prior to the Change of Control shall not, in and of itself, constitute a material diminution in Ms. White’s authority, duties or job responsibilities, or (iii) Ms. White’s base salary is reduced by more than 10% (other than in connection with substantially similar decreases of base salaries of other similarly situated employees); and, in each case of (i), (ii), and (iii), if Ms. White terminates her employment within 60 days following the event that constitutes Good Reason and after having provided us written notice of such event, and we fail to reasonably cure the event within 30 days after receipt of her written notice.
Other executive officer compensation
Our Chief Financial Officer, Chirag Shah, is not a named executive officer for the year ended December 31, 2024. We are providing information regarding his offer letter and certain of his equity awards to provide clearer and more complete disclosure of our executive compensation program and adhere to a principles-based approach to our compensation disclosures.
Offer letter
We are party to an offer letter agreement with Mr. Shah, dated August 5, 2024 (the “Shah Offer Letter”), which provides for “at-will” employment without a set term and entitled Mr. Shah to an initial annual base salary of $425,000. In addition, pursuant to the Shah Offer Letter, Mr. Shah was eligible to receive a bonus equal to up to 60% of his base salary upon the achievement by him of certain management objectives and by us of certain performance objectives. To induce Mr. Shah to accept the position, we provided a sign-on bonus of $150,000, which is subject to prorated repayment if Mr. Shah’s employment is terminated for Cause (as defined below) or Mr. Shah resigns without Good Reason (as defined below) prior to his one-year anniversary. Finally, pursuant to the Shah Offer Letter and an RSU award agreement between us and Mr. Shah, we granted Mr. Shah the equity awards described below.
In the event that Mr. Shah’s employment with us is terminated because of a Change of Control (as defined below) (i) by us or our successor without Cause or (ii) by Mr. Shah for Good Reason, in each case, within three months before or 12 months after the closing of the Change of Control, then all remaining unvested shares of our Class A common stock subject to the CFO New Hire RSUs (as defined below) shall immediately become vested shares.
In addition, in the event that Mr. Shah’s employment with us is terminated (i) by us or our successor without Cause or (ii) by Mr. Shah for Good Reason, Mr. Shah will receive a severance payment equal to 50% of the sum of his then-current base salary and annual target cash bonus. Further, pursuant to the Shah Offer Letter, if our board of directors implements a severance and/or change in control plan for Mr. Makani’s direct reports, such plan will supersede this cash severance right.
For purposes of the Shah Offer Letter:
•“Cause” for Mr. Shah’s termination will exist if Mr. Shah’s employment is terminated by us for any of the following reasons: (i) Mr. Shah’s willful and continued failure to substantially perform his duties (other than as a result of incapacity due to physical or mental illness), (ii) Mr. Shah’s commission of any felony crime or any act of fraud, embezzlement, dishonesty, or other misconduct that has caused or is reasonably expected to result in, material injury to our company, (iii) unauthorized use or disclosure by Mr. Shah of any of our proprietary information or trade secrets of the Company or those of any third party to whom Mr. Shah owes an obligation of nondisclosure as a result of his employment with us, or (iv) Mr. Shah’s material violation of any contract or agreement between Mr. Shah and us or the surviving entity or any statutory duty Mr. Shah owes to us or the surviving entity.
•“Change of Control” has the same meaning set forth in our standard form of RSU award agreement.
•“Good Reason” means any of the following actions taken without Mr. Shah’s prior written consent: (i) Mr. Shah’s Base Salary is reduced by more than 10%, unless such a reduction is part of a generalized salary reduction affecting similarly situated employees, (ii) Mr. Shah is required to report more than one day a week to a work location that is more than 30 miles from his home address on file with us, (iii) an adverse change in title or reporting or a material diminution in Mr. Shah’s duties, responsibilities, or authorities, provided that following a Change in Control neither a mere change in title alone nor reassignment to a position that is substantially similar to the position held immediately prior to the Change in Control shall, in and of itself, constitute Good Reason, but if a Change in Control results in our company no longer being publicly listed, the diminution in responsibilities shall be deemed material as a result of our delisting from a stock exchange and shall constitute Good Reason, and further provided that before or after a Change in Control, Good Reason shall exist if Mr. Shah is no longer the sole company CFO, or (iv) our material violation of the Shah Offer Letter or any other contract or agreement between us and Mr. Shah. In each case, Mr. Shah must terminate his employment within 90 days following the event that constitutes Good Reason and after having provided us written notice of such event, and we fail to cure the event within 30 days after receipt of his written notice.
CFO 2024 performance-based equity award
On November 14, 2024, in accordance with the Shah Offer Letter, our board of directors granted 641,026 RSUs (the “2024 CFO Performance RSUs”) to Mr. Shah, which will vest based on the satisfaction, prior to November 14, 2031, of two vesting conditions: a market-based vesting condition and a liquidity event-based vesting condition. In addition, prior to the amendment of the 2024 CFO Performance RSUs described below, the award required a time-based service requirement following achievement of the market-based vesting condition. The 2024 CFO Performance RSUs require the achievement of a stock price goal of $19.64 following our initial public offering. The price goal will be achieved if the closing price of our Class A common stock on the applicable stock exchange remains at or above $19.64 per share for a period of 60 consecutive calendar days commencing after the expiration of the lock-up period following our initial public offering. For additional information on the lock-up period, see the section titled “Underwriting.” In addition, pursuant to the Shah Offer Letter, if any beneficial changes are made to the market-based vesting conditions of awards held by our Chief Executive Officer, corresponding changes will be made to the 2024 CFO Performance RSUs.
On May 15, 2025, our board of directors approved an amendment (the “CFO PSU Amendment”) to the 2024 CFO Performance RSUs that removed the post-achievement time-based service requirement, such that Mr. Shah’s service is required only through the date of achievement of an applicable tranche. This CFO PSU Amendment was implemented so that the 2024 CFO Performance RSUs would continue to substantively align with Tranche II of the 2021 CEO Performance Option.
CFO 2024 service-based equity award
On November 14, 2024, in accordance with the Shah Offer Letter, our board of directors granted 3,205,128 RSUs (the “CFO New Hire RSUs”) to Mr. Shah, which will vest based on the satisfaction, prior to November 14, 2031, of two vesting requirements: a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition will be satisfied as to 1/4th of the RSUs on December 15, 2025, with an additional 1/16th of the RSUs vesting on each quarterly vesting date thereafter, subject to Mr. Shah’s continuous service to us. Notwithstanding the foregoing, in the event we undergo a Change in Control (as defined in the applicable RSU award agreement) and Mr. Shah’s employment is terminated without Cause or Mr. Shah resigns for Good Reason (each as defined in the Shah Offer Letter) within the period commencing three months prior to and ending 12 months following the Change in Control, 100% of the service-based vesting will be deemed satisfied. In addition, pursuant to the Shah Offer Letter, if any beneficial changes are made to the service-based vesting conditions of RSUs held by other members of the executive team, corresponding changes will be made to the CFO New Hire RSUs.
Potential payments upon termination or change of control
Prior to the closing of this offering, we anticipate adopting arrangements for our executive officers, including our named executive officers, that provide for payments and benefits on termination of employment or upon a termination in connection with a change of control.
Stock plans
We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.
Amended and restated 2013 equity incentive plan
In June 2013, we adopted the 2013 Plan, which was amended and restated from time to time and most recently in January 2025. The purpose of the 2013 Plan is to attract, retain, and motivate eligible employees, directors, and consultants whose contributions are important to the success of our business.
Share Reserve. As of           , 2025, we had            shares of our Class A common stock reserved for issuance pursuant to grants under the 2013 Plan of which            shares remained available for grant. As of           , 2025, (i) options to purchase            shares of our Class A common stock had been exercised and options to purchase            shares remained outstanding, with a weighted-average exercise price of $      per share, (ii) awards of RSUs covering            shares of our Class A common stock had been granted under the 2013 Plan and awards of RSUs covering            shares of our Class A common stock remained outstanding, (iii)           shares of restricted stock had been granted and no shares of restricted stock remained outstanding, and (iv) no stock appreciation rights (“SARs”) were granted under the 2013 Plan, and no such awards are expected to be granted prior to this offering. No new awards will be granted under the 2013 Plan upon the closing of this offering.
Administration. The 2013 Plan is administered by our board of directors or a committee appointed by our board of directors (the “administrator”). Subject to the terms of the 2013 Plan, the administrator has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret the 2013 Plan, and prescribe, amend, and rescind the 2013 Plan and awards granted thereunder. The administrator may modify awards subject to the terms of the 2013 Plan.
Eligibility. Pursuant to the 2013 Plan, we may grant incentive stock options (“ISOs”) only to our employees or the employees of our parent or subsidiaries, as applicable (including officers and directors who are also employees). We may grant non-statutory stock options (“NSOs”), RSUs, SARs, and shares of restricted stock to our employees (including officers and directors who are also employees), non-employee directors, and consultants, or the employees, directors, and consultants of our subsidiaries, as applicable.
Stock Options. The 2013 Plan provides for the grant of both (i) ISOs, which are intended to qualify for tax treatment as set forth under Section 422 of the Code and (ii) NSOs to purchase shares of our Class A common stock. The exercise price of each option is determined by the administrator and must equal at least the fair market value of our Class A common stock on the date of grant, unless otherwise determined by the administrator. However, the exercise price of ISOs granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our Class A common stock on the date of grant. The administrator will determine the vesting schedule applicable to each option. The maximum term of options granted under the 2013 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock Units. The 2013 Plan also allows for the grant of RSUs with terms as generally determined by the administrator in accordance with the 2013 Plan and set forth in an award agreement. RSUs granted under the 2013 Plan represent the right to receive shares of our Class A common stock at a specified date in the future, subject to satisfaction of certain vesting conditions.
Restricted Stock Awards. Awards of restricted stock represent an offer by us to sell shares of our Class A common stock subject to restrictions which may lapse based on terms and conditions determined by our Board of Directors or applicable committee. Holders of restricted stock are entitled to vote and, unless otherwise determined by our board of directors, are entitled to receive all dividends and distributions with respect to such shares. Any dividends or stock distributions paid pursuant to any unvested shares of restricted stock will be subject to the same restrictions on transferability and forfeiture as the restricted stock.
Other Awards. The 2013 Plan also provides for the grant of SARs, which may be settled in cash, shares of our Class A common stock, RSUs, or a combination thereof. SARs must be granted with an exercise price not lower than the fair market value of our Class A common stock on the grant date, as determined by the administrator, and for a term no longer than ten years from the grant date. We have not granted SARs as of           , 2025.
Limited Transferability. Unless otherwise determined by the administrator, awards granted under the 2013 Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution and, with respect to NSOs, by instrument to an inter vivos or testamentary trust in which the NSOs are to be passed to beneficiaries upon the death of the trustor, or by gift to a qualified family member.
Acquisition or Other Combination. In the event of an acquisition or other combination (each as defined in the 2013 Plan), the 2013 Plan provides that outstanding awards will be treated in the manner provided in the acquisition agreement, and may (i) be continued, assumed, or substituted with substantially equivalent awards of any successor corporation or affiliate, with appropriate adjustments as to the number of shares and exercise or purchase prices; (ii) become vested or exercisable, in full or in part; (iii) be terminated for no consideration or in exchange for an amount of cash or securities followed by the cancellation of such awards; or (iv) any combination of the foregoing. After giving effect to the foregoing, any awards outstanding under the 2013 Plan that are not assumed or substituted will terminate if not exercised, as applicable, immediately following the consummation of the acquisition or other combination.
Adjustments. In the event that the number of outstanding shares of our Class A common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or other change in our capital structure affecting our shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2013 Plan (i) the number of shares reserved for issuance under the 2013 Plan, (ii) the exercise prices of and number shares subject to outstanding options and SARs, and (iii) the purchase prices of and/or number shares subject to other outstanding awards will (to the extent appropriate) be proportionately adjusted (subject to any required action by our board of directors or stockholders).
Exchange, repricing, and buyout of awards. The administrator may issue new awards in exchange for the surrender and cancellation of any or all outstanding awards, provided that any such action will require the consent of the respective participants to the extent that any such action would impair any of the participants’ existing rights. The administrator may, without prior stockholder approval, reduce the exercise price of options or SARs or buy an award previously granted with payment in cash, shares, or other consideration, in each case, subject to the terms of the 2013 Plan.
Amendment; Termination. Our board of directors may amend or terminate the 2013 Plan at any time and may terminate any and all outstanding options or SARs upon a dissolution or liquidation of us, provided that certain amendments will require stockholder approval or participant consent. We expect to terminate the 2013 Plan and will cease issuing awards thereunder upon the effectiveness of the 2025 Plan (described below), which will occur on the date immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part. Any outstanding awards granted under the 2013 Plan will remain outstanding following this offering, subject to the terms of the 2013 Plan and applicable award agreements, until such awards are exercised, terminate, or expire by their terms.
2025 equity incentive plan
In           , 2025, our board of directors and our stockholders approved the 2025 Plan as a successor to the 2013 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2025 Plan authorizes the award of both ISOs, which are intended to qualify for tax treatment under Section 422 of the Code, and NSOs, as well for the award of restricted stock awards (“RSAs”), SARs, RSUs, and performance and stock bonus awards. Pursuant to the 2025 Plan, ISOs may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.
Share Reserve. We have initially reserved                shares of our Class A common stock, plus any reserved shares of our Class A common stock not issued or subject to outstanding grants under the 2013 Plan on the effective date of the 2025 Plan, for issuance as our Class A common stock pursuant to awards granted under the 2025 Plan. The number of shares reserved for issuance under the 2025 Plan will increase automatically on January 1 of each of 2026 through 2035 by the number of shares equal to the lesser of (i)     % of the aggregate number of outstanding shares of all classes of our common stock plus the total number of shares of our Class A common stock issuable upon conversion of preferred stock (if any), in each case as of the immediately preceding December 31, or (ii) such number as may be determined by our board of directors or our compensation committee.
In addition, the shares set forth below will again be available for issuance pursuant to awards granted under the 2025 Plan:
•shares subject to options or SARs granted under the 2025 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;
•shares subject to awards granted under the 2025 Plan that are subsequently forfeited or repurchased by us at the original issue price;
•shares subject to awards granted under the 2025 Plan that otherwise terminate without such shares being issued;
•shares subject to awards granted under the 2025 Plan that are surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);
•shares issuable upon the exercise of options granted under the 2013 Plan that, after the effective date of the 2025 Plan, are forfeited;
•shares subject to awards granted under the 2013 Plan that are forfeited or repurchased by us at the original price after the effective date of the 2025 Plan; and
•shares subject to awards under the 2013 Plan or the 2025 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.
Shares of our Class A common stock that were either reserved, but not issued under the 2013 Plan as of the date of this prospectus, or issued under the 2013 Plan and later become available for grant under the 2025 Plan, either as set forth above, shall be issued under the 2025 Plan only as shares of our Class A common stock under the 2025 Plan.
Administration. The 2025 Plan will be administered by our compensation committee or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2025 Plan, the administrator will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret the 2025 Plan as well as to determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the 2025 Plan or any award granted thereunder. The 2025 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.
Options. The 2025 Plan provides for the grant of both ISOs intended to qualify under Section 422 of the Code, and NSOs to purchase shares of our Class A common stock at a stated exercise price. ISOs may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2025 Plan must be at least equal to the fair market value of our Class A common stock on the date of grant. ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our Class A common stock on the date of grant.
Options may vest based on service and/or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. No more than            shares may be issued pursuant to ISOs. The maximum term of options granted under the 2025 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock Awards. An RSA is an offer by us to grant or sell shares of our Class A common stock subject to restrictions, which may lapse based on the satisfaction of service and/or achievement of performance conditions. The price, if any, of an RSA will be determined by the administrator. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or distributions paid with respect to such shares will be subject to the same vesting terms and other restrictions as the RSA and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.
Stock Appreciation Rights. A SAR provides for a payment, in cash or shares of our Class A common stock (up to a specified maximum of shares, if determined by the administrator), to the participant based upon the difference between the fair market value of our Class A common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. SARs may vest based on service and/or achievement of performance conditions. No SAR may have a term that is longer than ten years from the date of grant.
Restricted Stock Units. An RSU represents the right to receive shares of our Class A common stock at a specified date in the future and may be subject to vesting based on service and/or achievement of performance conditions. RSUs may be settled in cash, shares of our Class A common stock, or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the 2025 Plan and any applicable award agreement (which may provide for settlement only in shares). No RSU may have a term that is longer than ten years from the date of grant.
Performance Awards. A performance award granted pursuant to the 2025 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our Class A common stock that may be settled in cash, property, or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.
Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of our Class A common stock, or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service and/or performance conditions.
Dividend Equivalent Rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our Class A common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by us.
Change of Control. The 2025 Plan provides that, in the event of a corporate transaction that constitutes a change of control of our company under the terms of the plan, outstanding awards will be subject to the agreement evidencing the change of control, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (i) the continuation of the outstanding awards,

(ii) the assumption of the outstanding awards by the surviving corporation or its parent, (iii) the substitution by the surviving corporation or its parent of new options or equity awards for the outstanding awards, (iv) the full or partial acceleration of exercisability or vesting or lapse of our right to repurchase or other terms of forfeiture and accelerated expiration of the award, or (v) the settlement of the full value of the outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the 2025 Plan, which payments may be deferred until the date or dates the award would have become exercisable or vested. Notwithstanding the foregoing, upon a change of control the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable, to the extent applicable, and vested in full immediately prior to the consummation of the change of control. In the event the successor refuses to assume, convert, replace or substitute awards as provided above pursuant to a corporate transaction, our compensation committee will notify each participant that such award will, if exercisable, be exercisable or vested for a period of time determined by the committee and expire after such period.
Adjustment. In the event of a change in the number or class of outstanding shares of our Class A common stock, without consideration, by reason of a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in our capital structure, proportional adjustments will be made to (i) the number and class of shares reserved for issuance under the 2025 Plan, (ii) the exercise prices, number, and class of shares subject to outstanding options or SARs, (iii) the number and class of shares subject to other outstanding awards, and (iv) any applicable maximum as award limits with respect to ISOs.
Exchange, Repricing, and Buyout of Awards. The administrator may, without prior stockholder approval, (i) reduce the exercise price of outstanding options or SARs without the consent of any participant (provided that written notice of the repricing is provided to such participants) and (ii) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the 2025 Plan.
Director Compensation Limits. No non-employee director may receive awards under the 2025 Plan in consideration for such director’s service as a non-employee director with a grant date value that when combined with cash compensation received for such director’s service as a non-employee director, exceed $         in a calendar year or $         in the calendar year of the director’s initial service as a non-employee director on our board of directors. Awards granted, or cash compensation paid, to an individual while the individual was serving in the capacity as an employee or in consideration of services as a consultant will not count for purposes of this limitation.
Clawback; Transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under the 2025 Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.
Sub-plans. Subject to the terms of the 2025 Plan, the plan administrator may establish a sub-plan under the 2025 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.
Amendment; Termination. Our board of directors or compensation committee may amend the 2025 Plan at any time, subject to stockholder approval as may be required. The 2025 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2025 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2025 Plan.

2025 employee stock purchase plan
In          , 2025, our board of directors and our stockholders approved the 2025 ESPP, which will become effective upon the date the registration statement of which this prospectus forms a part becomes effective, to enable eligible employees to purchase shares of our Class A common stock with accumulated payroll deductions.
The 2025 ESPP includes two components: a “423 Component” and a “Non-423 Component.” We intend the 423 Component to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the 2025 ESPP or determined by our board of directors or compensation committee, the Non-423 Component will operate and be administered in the same manner as the 423 Component.
Share Reserve. We have initially reserved              shares of our Class A common stock for issuance and sale under the 2025 ESPP. The number of shares reserved for issuance and sale under the 2025 ESPP will increase automatically on January 1 of each of 2026 through 2035 by the number of shares equal to the lesser of (i) the number of shares equal to       % of the sum of the total number of outstanding shares of all classes of our common stock plus the total number of shares of our Class A common stock issuable upon conversion of preferred stock (if any), in each case outstanding as of the immediately preceding December 31, and (ii) such number of shares of our Class A common stock as may be determined by our board of directors or compensation committee; provided, that our board of directors or compensation committee may in its sole discretion reduce the amount of the increase in any particular calendar year. Subject to stock splits, recapitalizations, or similar events, no more than           shares of our Class A common stock may be issued over the term of the 2025 ESPP.
Administration. The 2025 ESPP will be administered by our compensation committee or by our board of directors acting in place of our compensation committee, subject to the terms and conditions of the 2025 ESPP. Among other things, the administrator will have the authority to determine eligibility for participation in the 2025 ESPP (to the extent permitted by applicable law), designate separate offerings under the plan (and determine the length of such offerings), and construe, interpret, and apply the terms of the plan.
Eligibility. Employees eligible to participate in any offering pursuant to the 2025 ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, the administrator may exclude employees who have been employed for less than two years, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year, are certain highly compensated employees as determined in accordance with applicable tax laws or are certain employees who are citizens or residents of a foreign jurisdiction if such participation is prohibited under applicable local laws or would violate the requirements of Section 423 of the Code (with respect to an offering under a 423 Component). In addition, any employee who owns (or is deemed to own because of attribution rules) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount because of participation in the 2025 ESPP, will not be eligible to participate in the 2025 ESPP. The administrator may impose additional restrictions on eligibility from time to time.
Offerings. Under the 2025 ESPP, eligible employees will be offered the option to purchase shares of our Class A common stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The purchase price for shares purchased under the 2025 ESPP during any given purchase period will be 85% of the lesser of the fair market value of our Class A common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of the applicable purchase period.
No participant may purchase more than             shares of our Class A common stock (or such greater or lesser number as our compensation committee may determine) during any one purchase period, and may not subscribe for more than $25,000 in fair market value of shares of our Class A common stock

(determined as of the date the offering period commences) in any calendar year in which the offering is in effect.
Adjustments Upon Recapitalization. If the number or class of outstanding shares of our Class A common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then the administrator will proportionately adjust the number or class of shares of our Class A common stock that are available under the 2025 ESPP, the purchase price and number or class of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.
Change of Control. If we experience a change of control transaction as determined under the terms of the 2025 ESPP, any offering period then in effect will be shortened and terminated on a final purchase date established by the administrator. The final purchase date will occur on or prior to the effective date of the change of control transaction, and the 2025 ESPP will terminate on the closing of the change of control.
Transferability. Participants may generally not assign, transfer, pledge, or otherwise dispose of payroll deductions credited to their account or any rights regarding an election to purchase shares pursuant to the 2025 ESPP other than by will or the laws of descent or distribution.
Amendment; Termination. Our board of directors or compensation committee may amend, suspend, or terminate the 2025 ESPP at any time without stockholder consent, except as required by law. Unless earlier terminated, the 2025 ESPP will terminate upon the earlier to occur of the issuance of all shares of our Class A common stock reserved for issuance under the 2025 ESPP, or the tenth anniversary of the effective date.
Welfare and other benefits
We provide health, dental, vision, life, and disability insurance benefits to our named executive officers, on the same terms and conditions as provided to all other eligible U.S. employees.
We also sponsor a broad-based 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made by us are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to the employees until withdrawn or distributed from the 401(k) plan. Our named executive officers are eligible to participate in our employee benefit plans, including our 401(k) plan, on the same basis as our other employees.
Compensation recovery policy
Before the closing of this offering, we intend to adopt a compensation recovery policy (the “Compensation Recovery Policy”). The Compensation Recovery Policy will be in accordance with the final rules regarding recovery of erroneously awarded executive officer compensation in connection with an accounting restatement, as adopted by the SEC, and consistent with the corresponding listing standards (together, the “Clawback Rules”). Pursuant to the Compensation Recovery Policy, and subject to certain limited exceptions in the Clawback Rules, in the event we are required to restate our financial statements, we will be required to recoup erroneously awarded incentive-based compensation (as described in the Clawback Rules, including both cash and equity compensation) paid to any current or former executive officer (as described in the Clawback Rules) during the three completed fiscal years immediately prior to the date the accounting restatement was required. The amount recoverable is the amount of any incentive-based compensation received by the executive officer based on the financial statements prior to the restatement that exceeds the amount that such executive officer would have received had the incentive-based compensation been determined based on the financial restatement.
Limitations on liability and indemnification matters
Our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering contains provisions that will limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:
•any breach of the director’s or officer’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;
•any transaction from which the director or officer derived an improper personal benefit; and
•with respect to officers, any action by or in the right of the corporation.
Our amended and restated certificate of incorporation and our amended and restated bylaws will require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our amended and restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts actually and reasonably incurred by such director, officer, or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.
We believe that these provisions in our amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain relationships and related party transactions
In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive compensation,” the following is a description of each transaction since January 1, 2022 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or will exceed $120,000; and
•any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
Series F convertible preferred stock financing
In multiple closings between May and October 2022, we sold an aggregate of 22,980,765 shares of our Series F convertible preferred stock at a purchase price of $7.80 per share for an aggregate purchase price of approximately $180.0 million. Each share of our Series F convertible preferred stock will automatically convert into one share of our Class A common stock immediately prior to the closing of this offering.
The following table summarizes the shares of our Series F convertible preferred stock purchased by entities affiliated with certain of our directors and holders of more than 5% of our outstanding capital stock:

Name	Shares of Series F convertible preferred stock	Total purchase price ($)
Entities affiliated with Google Ventures(1)	128,205	999,999
Entities affiliated with Greenoaks(2)	128,205	999,999
Entities affiliated with Index Ventures(3)	256,410	1,999,998
Entities affiliated with Insight Partners(4)	10,576,923	82,499,999
Entity affiliated with Kleiner Perkins(5)	7,692,307	59,999,995
Entity affiliated with Scale Venture Partners(6)	64,102	499,996

(1)Consists of shares held by entities affiliated with Google Ventures, which beneficially owns more than 5% of our outstanding capital stock.
(2)Consists of shares held by entities affiliated with Greenoaks, which beneficially owns more than 5% of our outstanding capital stock.
(3)Consists of shares held by entities affiliated with Index Ventures, which beneficially owns more than 5% of our outstanding capital stock. Mark Goldberg, a former member of our board of directors who served until November 2023, was a partner at Index Ventures until December 2023.
(4)Consists of shares held by entities affiliated with Insight Partners, which beneficially owns more than 5% of our outstanding capital stock.
(5)Consists of shares held by an entity affiliated with Kleiner Perkins, which beneficially owns more than 5% of our outstanding capital stock. Ilya Fushman, a member of our board of directors, is a partner at Kleiner Perkins.
(6)Consists of shares held by an entity affiliated with Scale Venture Partners, which beneficially owns more than 5% of our outstanding capital stock. Alexander Niehenke, a member of our board of directors, is a partner at Scale Venture Partners.
Convertible securities financings
In May and July 2025, we issued and sold $150.0 million of 2025 Convertible Securities pursuant to a convertible securities purchase agreement (the “Purchase Agreement”). As of its applicable issue date, each 2025 Convertible Security reflects a balance equal to 1.8 times the initial purchase amount of such 2025 Convertible Security (the “Initial Return”). Beginning on the one-year anniversary of the applicable issue date, each 2025 Convertible Security accrues yield on the Initial Return at a rate of 18.0% per annum. The Initial Return of each 2025 Convertible Security, including accrued yield, if any, will automatically convert into shares of our Class A common stock in connection with the closing of this offering pursuant to the terms of the 2025 Convertible Securities.
Pursuant to the Purchase Agreement, holders of our existing convertible preferred stock that purchased an amount of 2025 Convertible Securities were eligible to automatically exchange up to all of their existing shares of our convertible preferred stock, depending on their participation amount, for an equal number of shares of the same series of a newly issued senior convertible preferred stock ranking senior in payment to the equivalent series of existing convertible preferred stock and pari passu among the other senior convertible preferred stock (the “Share Exchange”).
The following table summarizes the aggregate Initial Return due to, and the number of shares of our senior convertible preferred stock acquired pursuant to the Share Exchange by, entities affiliated with certain of our directors and holders of more than 5% of our outstanding capital stock:

Name	Aggregate Initial Return ($)(1)		Shares of senior convertible preferred stock
Entities affiliated with Greenoaks	14,097,845	(2)	6,388,875	(3)
Entities affiliates with Insight Partners	36,232,572	(4)	10,576,923	(5)
Entities affiliated with IVP	18,753,115	(6)	18,293,343	(7)
Entity affiliated with Kleiner Perkins	108,000,000	(8)	7,692,307	(9)
Entity affiliated with Scale Venture Partners	7,477,157	(10)	30,627,869	(11)

(1)Each Initial Return is equal to 1.8 times the purchase amount of the applicable 2025 Convertible Security.
(2)Consists of a 2025 Convertible Security having an aggregate purchase amount equal to $7,832,136 held by an entity affiliated with Greenoaks, which beneficially owns more than 5% of our outstanding capital stock.
(3)Entities affiliated with Greenoaks exchanged 6,107,904 shares of our Series D convertible preferred stock, 152,766 shares of our Series E convertible preferred stock, and 128,205 shares of our Series F convertible preferred stock for an equal number of shares of our Series D senior convertible preferred stock, Series E senior convertible preferred stock, and Series F senior convertible preferred stock, respectively.
(4)Consists of 2025 Convertible Securities having an aggregate purchase amount equal to $20,129,207 held by entities affiliated with Insight Partners, which beneficially owns more than 5% of our outstanding capital stock.
(5)Entities affiliated with Insight Partners exchanged 10,576,923 shares of our Series F convertible preferred stock for an equal number of shares of our Series F senior convertible preferred stock.
(6)Consists of 2025 Convertible Securities having an aggregate purchase amount equal to $10,418,397 held by entities affiliated with IVP, which beneficially owns more than 5% of our outstanding capital stock. Somesh Dash, a former member of our board of directors who served until September 2025, is a general partner of IVP.
(7)Entities affiliated with IVP exchanged 17,284,524 shares of our Series C convertible preferred stock, 814,389 shares of our Series D convertible preferred stock, and 194,430 shares of our Series E convertible preferred stock for an equal number of shares of our Series C senior convertible preferred stock, Series D senior convertible preferred stock, and Series E senior convertible preferred stock, respectively.
(8)Consists of a 2025 Convertible Security having an aggregate purchase amount equal to $60,000,000 held by an entity affiliated with Kleiner Perkins, which beneficially owns more than 5% of our outstanding capital stock. Ilya Fushman, a member of our board of directors, is a partner at Kleiner Perkins.
(9)An entity affiliated with Kleiner Perkins exchanged 7,692,307 shares of our Series F convertible preferred stock for an equal number of shares of our Series F senior convertible preferred stock.
(10)Consists of a 2025 Convertible Security having an aggregate purchase amount equal to $4,153,976 held by an entity affiliated with Scale Venture Partners, which beneficially owns more than 5% of our outstanding capital stock. Alexander Niehenke, a member of our board of directors, is a partner at Scale Venture Partners.
(11)An entity affiliated with Scale Venture Partners exchanged 28,278,174 shares of our Series B convertible preferred stock, 1,586,754 shares of our Series C convertible preferred stock, 407,193 shares of our Series D convertible preferred stock, 291,646 shares of our Series E convertible preferred stock, and 64,102 shares of our Series F convertible preferred stock for an equal number of shares of our Series B senior convertible preferred stock, Series C senior convertible preferred stock, Series D senior convertible preferred stock, Series E senior convertible preferred stock, and Series F senior convertible preferred stock, respectively.
In connection with the issuance of the 2025 Convertible Securities, we amended and restated the terms of the 2019 Convertible Notes. The 2019 Convertible Notes are held by entities affiliated with Greenoaks, which beneficially owns more than 5% of our outstanding capital stock. Beginning on the applicable issue date, each 2019 Convertible Note accrues yield at a rate of 5.5% per annum, compounded semiannually. The purchase amount of the 2019 Convertible Notes, including accrued and unpaid yield, will automatically convert into shares of our Class A common stock in connection with the closing of this offering pursuant to the terms of the 2019 Convertible Notes.

Promissory notes
In March 2021, we entered into a promissory note (the “Makani Promissory Note”) and a stock pledge agreement (the “Makani Pledge Agreement”) with Shoaib Makani, our co-founder, Chief Executive Officer and a member of our board of directors, in the principal amount of $8,567,975 to facilitate the early exercise of options to purchase shares of our Class A common stock. Interest on any unpaid principal balance under the Makani Promissory Note accrues at the rate of 0.62% per annum, compounded annually. As collateral for the loan, an aggregate of 10,322,862 shares of our Class A common stock held by Mr. Makani were pledged to us pursuant to the Makani Pledge Agreement. Pursuant to the Exchange Agreement, the shares of our Class A common stock pledged under the Makani Pledge Agreement have been exchanged for shares of our Class B common stock.
In December 2018, we entered into a promissory note (the “Khan Promissory Note”) and a stock pledge agreement (the “Khan Pledge Agreement”) with Obaid Khan, our co-founder and a member of our board of directors, in the principal amount of $1,658,525 to facilitate the early exercise of options to purchase shares of our Class A common stock. Interest on any unpaid principal balance under the Khan Promissory Note accrues at the rate of 3.07% per annum, compounded annually. As collateral for the loan, an aggregate of 789,774 shares of our Class A common stock held by Mr. Khan were pledged to us pursuant to the Khan Pledge Agreement. Pursuant to a stock split implemented in July 2019, the total number of shares pledged to us pursuant to the Khan Pledge Agreement was adjusted to 2,369,322 shares of our Class A common stock. In March 2022, Mr. Khan agreed to pay us accrued and unpaid interest on the Khan Promissory Note in the amount of $173,731, and, in connection therewith, we amended the Khan Promissory Note such that interest on any unpaid principal balance under the Khan Promissory Note accrued at the rate of 0.97% per annum, compounded annually, and the maturity date was accelerated to December 31, 2024. In November 2024, Mr. Khan agreed to pay us accrued and unpaid interest on the Khan Promissory Note in the amount of $43,458.10, and, in connection therewith, we further amended the Khan Promissory Note such that interest on any unpaid principal balance under the Khan Promissory Note accrued at the rate of 3.70% per annum, compounded annually, and the maturity date was extended to March 23, 2028.
In March 2021, we entered into a promissory note (the “Schildkrout Promissory Note”) and a stock pledge agreement (the “Schildkrout Pledge Agreement”) with Aaron Schildkrout, a member of our board of directors, in the principal amount of $440,710 to facilitate the early exercise of options to purchase shares of our Class A common stock. Interest on any unpaid principal balance under the Schildkrout Promissory Note accrues at the rate of 0.62% per annum, compounded annually. As collateral for the loan, an aggregate of 530,976 shares of our Class A common stock held by Mr. Schildkrout were pledged to us pursuant to the Schildkrout Pledge Agreement.
We expect that the foregoing promissory notes, and all accrued interest thereon, will be repaid in full prior to the first public filing with the SEC of the registration statement of which this prospectus forms a part.
Equity exchange agreement
In April 2022, we entered into the Exchange Agreement with Shoaib Makani, our co-founder, Chief Executive Officer and a member of our board of directors, whereby Mr. Makani exchanged 53,280,483 shares of our Class A common stock for an equal number of shares of our Class B common stock. Pursuant to the terms of the Exchange Agreement, if Mr. Makani receives shares of our Class A common stock pursuant to (i) the exercise of stock options exercisable for shares of our Class A common stock held by him as of the date of the Exchange Agreement or (ii) the exercise or settlement of stock options, restricted stock units, and/or other similar equity awards redeemable for shares of our Class A common stock that Mr. Makani is granted in the future, Mr. Makani shall have a right (but not an obligation) to require us to exchange any such shares of our Class A common stock for an equivalent number of shares of Class B common stock. Further, such shares will be automatically exchanged for an equivalent number of shares of our Class B common stock on a date that is 60 days after such exercise or settlement unless Mr. Makani notifies us that he opts out of the exchange. The timing of any such exchange is subject to deferral until the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The number of shares subject to any such exchange shall not exceed the number of shares of our Class B common stock authorized in our amended and restated certificate of incorporation as is then in effect. As of           , 2025, there were            shares of our Class A common stock subject to outstanding equity awards held by Mr. Makani that may be exchanged, upon the exercise or settlement of such equity awards, for an equivalent number of shares of our Class B common stock.
As of           , 2025, there were            shares of our Class A common stock subject to outstanding equity awards held by Mr. Makani that may be exchanged, upon the exercise or settlement of such equity awards, for an equivalent number of shares of our Class B common stock.
Other transactions
Obaid Khan, our co-founder and a member of our board of directors, is the brother-in-law of Shoaib Makani, our co-founder, Chief Executive Officer, and a member of our board of directors. Mr. Khan served as our Chief Operating Officer from June 2021 to June 2023. Through March 2022, Mr. Khan’s annual base salary was $375,000, which was increased to $400,000 in April 2022 and remained as such through his service in 2023. Mr. Khan also received equity compensation, a bonus payment in 2022, and a severance payment in 2023. For each year, Mr. Khan’s compensation was based on reference to external market practice, and Mr. Khan was eligible for equity awards on the same general terms and conditions as applicable to officers who were not related to Mr. Makani. Mr. Khan did not receive any cash compensation as part of his appointment to our board of directors in 2023 following his resignation as an employee.
In July 2023, a trust affiliated with Aaron Schildkrout, a member of our board of directors, purchased an aggregate of 60,000 shares of our Class A common stock from an existing stockholder at a purchase price of $3.50 per share, for an aggregate purchase price of $210,000.
We have granted stock options and RSUs to our executive officers and certain of our directors. See the section titled “Executive compensation—Outstanding equity awards at fiscal 2024 year-end” for a description of these stock options and RSUs.
Investors’ rights agreement
We are party to an amended and restated investors’ rights agreement by and among us and certain holders of our capital stock, dated May 20, 2025 (the “Rights Agreement”), which provides, among other things, that certain holders of our capital stock, including entities affiliated with Google Ventures, Greenoaks, Index Ventures, Insight Partners, IVP, Kleiner Perkins, and Scale Venture Partners, each of which beneficially owns more than 5% of our outstanding capital stock, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of capital stock—Registration rights” for additional information regarding these registration rights.
Voting agreement
Pursuant to the Voting Agreement, certain holders of our capital stock have agreed to vote their shares on certain matters, including with respect to the election of members of our board of directors. See the section titled “Management—Board of directors” for additional information regarding the election of members of our board of directors pursuant to the Voting Agreement. Holders of our capital stock, including entities affiliated with Google Ventures, Greenoaks, Index Ventures, Insight Partners, IVP, Kleiner Perkins, and Scale Venture Partners, each of which beneficially owns more than 5% of our outstanding capital stock, as well as Shoaib Makani, our co-founder, Chief Executive Officer and a member of our board of directors, and Obaid Khan, our co-founder and a member of our board of directors, are parties to the Voting Agreement. The Voting Agreement will terminate upon the closing of this offering.

Indemnification agreements
We have entered into, and intend to continue to enter into, separate indemnification agreements with each of our executive officers and directors, including those affiliated with certain of our 5% stockholders. The indemnification agreements and our amended and restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our amended and restated bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Executive compensation—Limitations on liability and indemnification matters.”
Policies and procedures for related party transactions
Following the closing of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest.
Upon the closing of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon the closing of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

Principal and selling stockholders
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of           , 2025 and as adjusted to reflect the sale of our Class A common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, for:
•each of our named executive officers;
•each of our directors;
•all of our current directors and executive officers as a group;
•each of the selling stockholders; and
•each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our Class A common stock or Class B common stock.
We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.
Applicable percentage ownership of our common stock before this offering is based on            shares of our Class A common stock and            shares of our Class B common stock outstanding as of           , 2025. For purposes of the table below, we have assumed (i) the occurrence of the Capital Stock Conversion, the Security Conversion, the RSU Net Settlement, and the Warrant Exercises, in each case, as if such conversion, settlement or exercise, as applicable, had occurred as of           , 2025, and (ii) that            shares of our Class A common stock will be issued in this offering. The exact number of shares of our Class A common stock that will be withheld from a stockholder in connection with the RSU Net Settlement may differ based on a stockholder’s personal tax rates. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of           , 2025 and RSUs that are expected to vest and settle within 60 days of           , 2025 (without giving effect to any expected net settlement). In addition, we have assumed the exchange for shares of our Class B common stock, pursuant to the Exchange Agreement, of all shares of our Class A common stock receivable upon exercise or settlement and exchange of equity awards held by Shoaib Makani, and that are so receivable within 60 days of           , 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o Motive Technologies, Inc., 1355 Market Street, 11th Floor San Francisco, California 94103.

	Shares beneficially owned before this offering	Shares beneficially owned before this offering	% Total voting power before this offering	Number of shares being offered	Shares beneficially owned after this offering	Shares beneficially owned after this offering	% Total voting power after this offering
	Class A	Class B			Class B	Class A
Name of beneficial owner	Shares %	Shares %		Class A	Shares %	Shares %
Named executive officers and directors:
Shoaib Makani
Adam Block
Shu White
Dana Evan
Ilya Fushman
Obaid Khan
Alexander Niehenke
Aaron Schildkrout
Margaret C. Whitman
All executive officers and directors as a group ( persons)
Other 5% or greater stockholders:
Google Ventures
Greenoaks
Index Ventures
Insight Partners
IVP
Kleiner Perkins
Scale Venture Partners
Other selling stockholders:
All selling stockholders who beneficially own, in the aggregate, less than 1% of our Class A common stock

*Represents beneficial ownership of less than one percent of the shares of our common stock.

Description of capital stock
General
The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and the Rights Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Upon the closing of this offering, our authorized capital stock will consist of (i)           shares of our common stock, $0.0001 par value per share, of which (A)           shares will be designated as Class A common stock, $0.0001 par value per share, and (B)           shares will be designated as Class B common stock, $0.0001 par value per share and (ii)           shares of undesignated preferred stock, $0.0001 par value per share.
Assuming the occurrence of the Capital Stock Conversion, the Security Conversion, the RSU Net Settlement, and the Warrant Exercises as of           , 2025, there were outstanding:
•           shares of our Class A common stock, held by       stockholders of record;
•           shares of our Class B common stock, held by       stockholders of record;
•           shares of our Class A common stock issuable upon the exercise of stock options, with weighted-average exercise prices of $      per share;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs; and
•           shares of our Class A common stock issuable upon the exercise of warrants to purchase shares of our Class A common stock, of which (i)            had an exercise price of $      per share and (ii)            had an exercise price of $      per share.
Class A common stock and Class B common stock
We have two series of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.
Dividend rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of shares of our Class A common stock and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend policy” for additional information.
Voting rights
Holders of shares of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to 20 votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Following this offering, Shoaib Makani will represent       % of the total voting power of our outstanding capital stock. If Mr. Makani exercises in full his right to exchange any shares of our Class A common stock received by him upon the exercise or settlement of equity awards outstanding and

held by him as of           , 2025 for an equivalent number of shares of our Class B common stock pursuant to the Exchange Agreement, then, following this offering, Mr. Makani would represent       % of the total voting power of our outstanding capital stock.
Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a series of our capital stock in a manner that affected its holders adversely.
In addition, our amended and restated certificate of incorporation will provide that a separate vote of the holders of our Class B common stock will be required in connection with any amendment to the amended and restated certificate of incorporation that would alter the rights of our Class B common stock, reclassify any shares of our Class A common stock into shares senior to our Class B common stock, or authorize the issuance of any shares of capital stock with voting rights greater than one vote per share (other than our Class B common stock). We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering.
No preemptive or similar rights
Our shares of Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.
Right to receive liquidation distributions
Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion
Each outstanding share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock converts automatically into one share of our Class A common stock upon any transfer, except for certain permitted transfers described in our amended and restated certificate of incorporation, without the need or any further action by the holder of such shares. Once converted or transferred and converted into shares of our Class A common stock, the Class B common stock may not be reissued.
All outstanding shares of our Class B common stock convert automatically into shares of our Class A common stock upon the earliest to occur (the “Final Conversion Date”) of (a) the first trading day following the six month anniversary of the death or incapacity of Mr. Makani; (b) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date that the number of shares of our Class B common stock beneficially owned by Mr. Makani and his permitted transferees (as defined in our amended and restated certificate of incorporation) is less than 50% of the number of shares of our Class B common stock beneficially owned by Mr. Makani and his permitted transferees on the date of this prospectus (such number of shares, the “Pre-Listing Ownership”); provided, however, that if a separation event (as defined in our amended and restated certificate of incorporation) occurs with respect to Mr. Makani following the date of this prospectus, no Final Conversion Date shall occur following the separation event until Mr. Makani and his permitted transferees have transferred a number of shares of our Class B common stock equal to the greater of (i) the number that would result in Mr. Makani beneficially owning less than 50% of his Pre-Listing Ownership and (ii) the number determined by multiplying (A) the number of shares of our Class B common stock held by Mr. Makani immediately prior to the applicable separation event (the “Pre-Separation Ownership”) by (B) a fraction, (1) the numerator of which is the difference between (x) the Pre-Separation Ownership and (y) 50% of the Pre-Listing Ownership and (2) the denominator of which is the Pre-Listing Ownership; (c) the date and/or time specified by the holders of a majority of the then-outstanding shares of our Class B common stock; (d) the date that Mr. Makani no longer provides services to us as either our chief executive officer or a member of our board of directors; (e) the date that Mr. Makani’s employment with us is terminated for cause (as defined in our amended and restated certificate of incorporation); and (f) the date on which Mr. Makani founds or is employed as the chief executive officer (or equivalent position) of a competitor.
Following a conversion of our Class B common stock into Class A common stock, each share of our Class A common stock will have one vote per share, and the rights of the holders of all outstanding Class A common stock will be identical. Once converted into shares of our Class A common stock, the Class B common stock may not be reissued.
Preferred stock
Pursuant to the provisions of our restated certificate of incorporation, as currently in effect: each currently outstanding share of convertible preferred stock and senior convertible preferred stock will automatically be converted into one share of our Class A common stock in connection with the closing of this offering pursuant to the terms of our restated certificate of incorporation, as currently in effect. Following this offering, no shares of convertible preferred stock or senior convertible preferred stock will be outstanding.
Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the vote of the holders of our capital stock entitled to vote thereon, without a separate vote of the holders of the preferred stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of the holders of one or more series is required pursuant to the terms of any applicable certificate of designation. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and may adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Options
As of           , 2025, we had outstanding stock options to purchase an aggregate of            shares of our Class A common stock under the 2013 Plan, with a weighted-average exercise price of $      per share.
RSUs
As of           , 2025, without giving effect to the RSU Net Settlement, we had outstanding RSUs that may be settled for an aggregate of            shares of our Class A common stock under the 2013 Plan. After           , 2025 (without giving effect to the RSU Net Settlement), we granted RSUs that may be settled for an aggregate of            shares of our Class A common stock under the 2013 Plan.
In connection with the RSU Net Settlement, we will issue            shares of our Class A common stock, after withholding an aggregate of            shares of our Class A common stock to satisfy our associated estimated tax withholding and remittance obligations. For additional information on the RSU Net Settlement, see the section titled “Use of proceeds.”
Warrants
As of           , 2025, we had outstanding warrants to purchase            shares of our Class A common stock, of which (i)            had an exercise price of $      per share and (ii)            had an exercise price of $      per share.
Registration rights
Following the closing of this offering, certain holders of shares of our common stock or their permitted transferees will be entitled to rights with respect to the registration of their shares under the Securities Act. These rights are provided under the terms of the Rights Agreement, which was entered into in connection with our convertible security financings, and include demand registration rights, Form S-3 registration rights and piggyback registration rights. In any registration made pursuant to the Rights Agreement, all fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for any holder will be borne by the holders of the shares being registered, provided, however, that we will pay the reasonable fees and disbursements of one counsel to any selling holders not to exceed $30,000.
The registration rights terminate (i) five years following the closing of this offering, (ii) upon a deemed liquidation event (as defined in our restated certificate of incorporation, as currently in effect), or (iii) with respect to any particular stockholder, upon the closing of this offering, at the time that such stockholder can sell all of its registrable securities (as defined in the Rights Agreement) without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144 of the Securities Act or any successor rule thereto.
Demand registration rights
Following the closing of this offering, holders of            shares of our Class A common stock will be entitled to demand registration rights at any time after 180 days after the effective date of the registration statement of which this prospectus forms a part. Under the terms of the Rights Agreement, we will be required, upon the request of holders representing a majority of the then-outstanding shares that are entitled to registration rights under the Rights Agreement, to use commercially reasonable efforts to file a registration statement on Form S-1 to register, as soon as practicable and in any event within 90 days of the date of the request, all or a portion of these shares for public resale, if the anticipated aggregate price to the public of the shares offered is at least $25 million, net of selling expenses. We are required to effect only two registrations pursuant to this provision of the Rights Agreement. We may postpone the filing of a registration statement no more than once during any 12-month period for a period of not more than 90 days if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in the Rights Agreement.
Form S-3 registration rights
Following the closing of this offering, holders of            shares of our Class A common stock will be entitled to Form S-3 registration rights. Any holder of then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the anticipated aggregate price to the public of the shares offered is at least $5 million, net of selling expenses. The holders may only require us to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for a period of not more than 90 days if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a Form S-3 registration under certain additional circumstances specified in the Rights Agreement.

Piggyback registration rights
If we propose to register any of our common stock in connection with a public offering solely for cash, holders of             shares of our Class A common stock having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder. However, the number of shares to be registered by these holders cannot be reduced (i) unless all other securities (other than securities to be sold by us) are first entirely excluded from the offering or (ii) below 30% of the total shares covered by the registration statement, other than in the initial public offering.
Anti-takeover provisions
The provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware law
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;

•any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;
•subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Amended and restated certificate of incorporation and amended and restated bylaw provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the closing of this offering will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:
•Dual class common stock. As described above in the section titled “—Class A common stock and Class B common stock—Voting rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters submitted to our stockholders for approval, even if they own significantly less than a majority of the shares of our outstanding common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets or a redomestication. As a result, Mr. Makani will have the ability to exercise control over those matters.
•Board of directors vacancies. Our amended and restated certificate of incorporation and our amended and restated bylaws will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.
•Classified board. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay may deter a potential offeror. For additional information, see the section titled “Management—Classified board of directors.”
•Directors removed only for cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only “for cause” and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of our capital stock.
•Supermajority requirements for amendments of our amended and restated certificate of incorporation and amended and restated bylaws. Our amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of our board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be adopted, amended, or repealed by a simple majority vote of our board of directors. Additionally, in the case of any proposed adoption, amendment, or repeal of any provisions of the amended and restated bylaws that is approved by our board of directors and submitted to the stockholders for adoption, if two-thirds of our board of directors elects to submit such adoption, amendment, or repeal of any provisions of our amended and restated bylaws to our stockholders for adoption, then only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to adopt, amend, or repeal any provision of our amended and restated bylaws.
•Stockholder action; special meetings of stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our chief executive officer, or our lead independent director, thus prohibiting a stockholder from calling a special meeting. These provisions may delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
•Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No cumulative voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.
•Issuance of undesignated preferred stock. We anticipate that after the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to            shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
•Choice of forum. In addition, our amended and restated bylaws will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine or asserting an internal corporate claim, as defined in the DGCL; or any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated bylaws will also contain a Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Supreme Court of the State of Delaware which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. As Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Further, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies, to the fullest extent permitted by law, to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find the Federal Forum Provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.
Transfer agent and registrar
Upon the closing of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be           . The transfer agent’s address is           .
Exchange listing
We intend to apply to list our Class A common stock on            the under the symbol “FOMO,” and this offering is contingent upon obtaining approval of such listing.

Shares eligible for future sale
Before this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time.
Nevertheless, sales of substantial amounts of our Class A common stock, including shares issued upon exercise of outstanding stock options or settlement of RSUs, in the public market following this offering, or the possibility of these sales or issuances occurring, could adversely affect market prices prevailing from time to time and could impair our ability to raise equity capital.
Upon the closing of this offering, based on            shares of our capital stock outstanding as of           , 2025, after giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering, (ii) the Capital Stock Conversion, (iii) the Security Conversion, (iv) the RSU Net Settlement, and (v) the Warrant Exercises, we will have a total of            shares of our Class A common stock outstanding and            shares of our Class B common stock outstanding. Of these outstanding shares, all of the shares of our Class A common stock sold by us and the selling stockholders in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, only would be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our Class A common stock and Class B common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below.
As a result of the lock-up agreements and market standoff provisions described herein and the provisions of the Rights Agreement described in the section titled “Description of capital stock—Registration rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:
•beginning on the date of this prospectus,            shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and
•beginning       days after the date of this prospectus, subject to extension as described in the section titled “Underwriting” below,             additional shares will become eligible for sale in the public market, of which            shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.
Lock-up agreements and market standoff provisions
We, all of our directors, executive officers, the selling stockholders, and certain other holders that together represent approximately        % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock, will enter into agreements with the underwriters, under which we and such holders will agree, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for       days after the date of this prospectus without first obtaining the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters. Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see the section titled “Underwriting.”
We anticipate that we will net-settle the IPO Vesting RSUs in the RSU Net Settlement. For RSUs that will vest after the effectiveness of the registration statement of which this prospectus forms a part and prior to the expiration of the lock-up period, we anticipate that we will continue to net-settle the shares underlying these RSUs. However, we will continue to have discretion to sell-to-cover rather than net-settle shares underlying these RSUs to satisfy the associated tax withholding and remittance obligations. The lock-up agreements and market standoff provisions may permit sell-to-cover transactions to cover tax withholding and remittance obligations related to the vesting and/or settlement of RSUs and stock options during the lock-up period. If we decide to sell-to-cover rather than net-settle shares underlying these RSUs and stock options, up to approximately            shares of our Class A common stock underlying RSUs and stock options outstanding as of           , 2025 under the 2013 Plan will be eligible for sale in the open market during the lock-up period in connection with such sell-to-cover transactions.
The remaining holders of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock, have not entered into lock-up agreements with the underwriters and, therefore, are not subject to the restrictions described above. These holders are subject to market standoff provisions with us that restrict their ability to transfer shares of our Class A outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock, and we will not waive any of the restrictions of such market standoff provisions with respect to our employees prior to           .
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market standoff provisions described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately            shares immediately after this offering; or
•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the expiration of the lock-up agreements and market standoff provisions described herein.

Equity awards
As soon as practicable after the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our Class A common stock subject to outstanding options and RSUs and the shares of our Class A common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up agreements and market standoff provisions to which they are subject.
Registration rights
We have granted demand, piggyback, and Form S-3 registration rights to certain of our stockholders to sell our Class A common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see the section titled “Description of capital stock—Registration rights.”

Material U.S. federal income tax consequences for non-U.S. holders of our Class A common stock
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of any alternative minimum tax, the Medicare contribution tax on net investment income, or the special tax accounting rules under Section 451(b) of the Code, and does not deal with any state or local taxes, U.S. federal gift or estate tax laws (except to the limited extent provided below), or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.
Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:
•insurance companies, banks, and other financial institutions;
•tax-exempt organizations (including private foundations) and tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•non-U.S. governments and international organizations;
•dealers and traders in securities;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•persons that own, or are deemed to own, more than 5% of our Class A common stock;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;
•persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and
•partnerships and other pass-through entities and arrangements, and investors in such pass-through entities and arrangements (regardless of their places of organization or formation).
Such Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them of the acquisition, ownership and disposition of our Class A common stock.
Furthermore, the discussion below is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, judicial decisions thereunder, and rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) all as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences described herein or that any such contrary position would not be sustained by a court.
PERSONS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL

INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.
For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our Class A common stock that is not a U.S. Holder or a partnership (or other pass-through entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. Holder means a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
If you are an individual non-U.S. citizen, you may be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock.
Distributions
We do not have current plans to pay any dividends on our capital stock in the foreseeable future (see the section titled “Dividend policy” for additional information). If we do make distributions on our Class A common stock, however, such distributions made to a Non-U.S. Holder will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class A common stock as described below under the section titled “—Gain on disposition of our Class A common stock.”
Any distribution on our Class A common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding tax under an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that income tax treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
See also the sections titled “—Backup withholding and information reporting” and “—Foreign accounts” for additional withholding rules that may apply to dividends, including dividends paid to certain foreign financial institutions or non-financial foreign entities.
Gain on disposition of our Class A common stock
Subject to the discussions below under the sections titled “—Backup withholding and information reporting” and “—Foreign accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), (ii) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or the Non-U.S. Holder’s holding period in our Class A common stock.
If you are a Non-U.S. Holder, gain described in (i) above will be subject to tax on the net gain derived from the sale at the regular U.S. federal income tax rates applicable to U.S. persons. If you are a corporate Non-U.S. Holder, gain described in (i) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (ii) above, you will be required to pay a flat 30% income tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (iii) above, in general, we would be a U.S. real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our worldwide real property and our other assets which are used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. However, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than five percent of our Class A common stock at all times within the shorter of (A) the five-year period preceding the disposition or (B) the Non-U.S. Holder’s holding period and (ii) our Class A common stock is regularly traded on an established securities market for purposes of the relevant rules. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market for this purpose.

U.S. federal estate tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class A common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their tax advisors regarding the U.S. federal estate tax consequences of the acquisition, ownership, or disposition of our Class A common stock.
Backup withholding and information reporting
Generally, we or an applicable withholding agent must report information to the IRS with respect to any distributions we pay on our Class A common stock (whether or not the distribution constitutes a dividend), including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.
Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes only, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.
Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your tax advisor to determine whether you are able to obtain a tax refund or credit of the overpaid amount.
Foreign accounts
In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments, including dividends on our Class A common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph is not generally subject to reduction under income tax treaties with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% tax on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. While under the applicable Treasury Regulations and administrative guidance, withholding taxes under FATCA generally also would have applied to payments of gross proceeds from the sale or other disposition of our Class A common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed regulations pending finalization.
Prospective investors should consult their tax advisors regarding the potential application of withholding taxes under FATCA to their investment in our Class A common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

Underwriting
We and the selling stockholders are offering the shares of our Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Barclays Capital Inc., and Jefferies LLC are acting as joint book-running managers of this offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Barclays Capital Inc.
Jefferies LLC
Total

The underwriters are committed to purchase all the shares of our Class A common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer our Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. After the initial offering of shares of our Class A common stock to the public, if all of such shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to            additional shares of our Class A common stock to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any additional shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above, and the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of our Class A common stock less the amount paid by the underwriters to us per share of our Class A common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from us:

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $          . We have also agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc., in an amount up to $          .
A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for any shares of our Class A common stock, or (ii) enter into any swap, hedging, or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our Class A common stock or any such other securities, or publicly disclose the intention to undertake any of the foregoing (regardless of whether any of these transactions are to be settled by the delivery of shares of our Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of            after the date of this prospectus, other than the shares of our Class A common stock to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including           .
All of our directors and executive officers, the selling stockholders, and certain other holders that together represent approximately      % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (such persons, the “lock-up parties”) will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of           after the date of this prospectus (such period, the “restricted period”), may not and may not cause any of their direct or indirect affiliates to, without the prior written consent of J.P. Morgan Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including without limitation, our Class A common stock or such other securities which may be deemed to be beneficially owned by the lock-up party in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with our Class A common stock, the “lock-up securities”), (ii) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the lock-up securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any the lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing.
Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap, or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the lock-up party or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise. Such persons or entities further confirm that they have furnished the representatives with the details of any transaction such persons or entities, or any of their respective affiliates, is a party to as of the date hereof, which transaction would have been restricted by the lock-up agreements if it had been entered into by such persons or entities during the restricted period.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including           .
J.P. Morgan Securities LLC, in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
Furthermore, an additional approximately      % of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for shares of our Class A common stock are subject to market standoff provisions, pursuant to which such holders agreed to not lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock held immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of our Class A common stock during the lock-up period. The forms and specific restrictive provisions within these market standoff provisions vary among security holders. For example, although some of these market standoff provisions do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging, our insider trading policy prohibits hedging by all of our current directors, officers, employees, contractors, and consultants. Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our Class A common stock.
As a result of the foregoing, substantially all of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for shares of our Class A common stock are subject to a lock-up agreement or market standoff provisions during the restricted period. We have agreed to enforce all such market standoff restrictions on behalf of the underwriters and not to amend or waive any such market standoff provisions during the restricted period without the prior consent of J.P. Morgan Securities LLC, on behalf of the underwriters, provided that we may release shares from such restrictions to the extent such shares would be entitled to release under the form of lock-up agreement with the underwriters entered into by our directors and executive officers, and certain other holders of our securities as described herein.
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We intend to apply to list our Class A common stock on            under the symbol “FOMO,” and this offering is contingent upon obtaining approval of such listing.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing, and selling shares of our Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of our Class A common stock, which involves the sale by the underwriters of a greater number of shares of our Class A common stock than they are required to purchase in this offering, and purchasing shares of our Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market that could adversely affect investors who purchase shares in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase shares of our Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock, and, as a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on           , in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•the information set forth in this prospectus and otherwise available to the representatives;
•our prospects and the history and prospects for the industry in which we compete;
•an assessment of our management;
•our prospects for future earnings;
•the general condition of the securities markets at the time of this offering;
•the recent market prices of, and demand for, publicly traded Class A common stock of generally comparable companies; and
•other factors deemed relevant by the underwriters and us.
Neither we, the selling stockholders, nor the underwriters can assure investors that an active trading market will develop for shares of our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.
Other relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions
Other than in the United States, no action has been taken by us, the selling stockholders, or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who come into possession of this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and to us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the

Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that the shares may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares. No shares have been offered or will be offered to the public in Switzerland, except that offers of shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
(a)to any person which is a professional client as defined under the FinSA;
(b)to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
(c)in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares shall require us or any investment bank to publish a prospectus pursuant to Article 35 FinSA.
The shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to prospective investors in the Dubai International Financial Centre
This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (DFSA) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to prospective investors in the United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority (DFSA).

Notice to prospective investors in Australia
This prospectus:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of our Class A common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our Class A common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares of our Class A common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to prospective investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” (as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, no shares have been or will be offered or sold and no shares have been or will be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and no prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has been or will be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(i)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(ii)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i)to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;
(ii)where no consideration is or will be given for the transfer;
(iii)where the transfer is by operation of law;
(iv)as specified in Section 276(7) of the SFA; or
(v)as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our Class A common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of Class A common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to prospective investors in Bermuda
Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-

Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to prospective investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.
Notice to prospective investors in the British Virgin Islands
The shares are not being, and may not be offered to, the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
Notice to prospective investors in China
This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to prospective investors in Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including, but not limited to, requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Notice to prospective investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Notice to prospective investors in Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding, or otherwise intermediate the offering and sale of the shares in Taiwan.
Notice to prospective investors in South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced, or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:
Section 96 (1) (a): the offer, transfer, sale, renunciation or delivery is to:
(i)persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
(ii)the South African Public Investment Corporation;
(iii)persons or entities regulated by the Reserve Bank of South Africa;
(iv)authorised financial service providers under South African law;
(v)financial institutions recognised as such under South African law;
(vi)a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
(vii)any combination of the person in (i) to (vi); or

Section 96 (1) (b): the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.
Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Legal matters
Fenwick & West LLP, San Francisco, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the issuance of the shares of our Class A common stock offered by this prospectus. Cooley LLP, San Francisco, California, is acting as counsel to the underwriters. Whalen LLP, Newport Beach, California, has acted as counsel for the selling stockholders in connection with certain legal matters related to this offering.
Experts
The financial statements of Motive Technologies, Inc. as of December 31, 2024 and December 31, 2023, and for each of the two years in the period ended December 31, 2024, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
Where you can find additional information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC.
Upon the closing of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
We also maintain a website at www.gomotive.com. Upon the closing of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Motive Technologies, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Motive Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows, for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ DELOITTE & TOUCHE LLP
San Francisco, California
September 2, 2025, except for Note 14, as to which the date is October 14, 2025.
We have served as the Company’s auditor since 2021.

MOTIVE TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31,
	2023	2024
Assets
Current assets
Cash and cash equivalents	$78,810	$48,047
Accounts receivable, net	26,737	42,329
Inventory	32,945	26,103
Prepaid expenses and other current assets	17,978	19,932
Total current assets	156,470	136,411
Property and equipment, net	14,385	12,963
Operating lease right-of-use assets	7,811	5,202
Deferred device costs	185,653	222,094
Deferred commissions	55,023	67,738
Other assets	6,795	5,917
Total assets	$426,137	$450,325

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable and accrued expenses	$41,577	$85,930
Deferred revenue, current	104,787	134,552
Operating lease liabilities, current	8,225	4,969
Other current liabilities	9,097	7,555
Total current liabilities	163,686	233,006
Deferred revenue, net of current portion	62,054	107,603
Operating lease liabilities, net of current portion	6,069	2,256
Convertible notes	118,533	130,470
Derivative liability	922	1,184
Long-term debt, net	198,182	244,055
Other liabilities	12,544	19,069
Total liabilities	561,990	737,643
Commitments and contingencies (Note 6)
Convertible preferred stock, $0.0001 par value, 205,738,464 shares authorized as of December 31, 2023 and 2024; 186,080,967 shares issued and outstanding as of December 31, 2023 and 2024 (liquidation preference of $428,867 as of December 31, 2023 and 2024)	428,135	428,135
Stockholders’ deficit
Common stock, $0.0001 par value, 460,819,324 (391,310,256 Class A, 69,509,068 Class B) shares authorized as of December 31, 2023 and 2024; 88,279,030 (45,321,409 Class A, 42,957,621 Class B) and 88,967,185 (46,009,564 Class A, 42,957,621 Class B) shares issued and outstanding as of December 31, 2023 and 2024, respectively	10	10
Additional paid-in capital	46,742	48,770
Accumulated deficit	(610,740)	(764,233)
Total stockholders’ deficit	(563,988)	(715,453)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$426,137	$450,325

See accompanying notes to consolidated financial statements.

MOTIVE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year ended December 31,
	2023	2024
Revenue	$310,309	$370,450
Cost of revenue	91,161	111,901
Gross profit	219,148	258,549
Operating expenses
Sales and marketing	139,609	180,083
Research and development	94,369	98,716
General and administrative	62,951	87,456
Legal settlement	1,800	4,201
Operating lease impairment and abandonment	7,433	—
Restructuring	2,188	—
Total operating expenses	308,350	370,456
Loss from operations	(89,202)	(111,907)
Other expense, net	(18,963)	(40,326)
Loss before income taxes	(108,165)	(152,233)
Provision for income taxes	(602)	(752)
Net loss	$(108,767)	$(152,985)
Basic and diluted net loss per share:
Net loss per share attributable to common stockholders, basic and diluted	$(1.24)	$(1.73)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	87,652,608	88,525,717

See accompanying notes to consolidated financial statements.

MOTIVE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share data)

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2023	186,080,967	$428,135	87,098,402	$10	$43,036	$(501,308)	$(458,262)
Stock-based compensation	—	—	—	—	2,771	—	2,771
Exercise of stock options	—	—	1,387,378	—	935	—	935
Repurchase of common stock	—	—	(206,750)	—	—	(665)	(665)
Net loss	—	—	—	—	—	(108,767)	(108,767)
Balance as of December 31, 2023	186,080,967	$428,135	88,279,030	$10	$46,742	$(610,740)	$(563,988)
Stock-based compensation	—	—	—	—	1,204	—	1,204
Exercise of stock options	—	—	862,842	—	716	—	716
Repurchase of common stock	—	—	(174,687)	—	—	(508)	(508)
Settlement and refinance of promissory notes	—	—	—	—	108	—	108
Net loss	—	—	—	—	—	(152,985)	(152,985)
Balance as of December 31, 2024	186,080,967	$428,135	88,967,185	$10	$48,770	$(764,233)	$(715,453)

See accompanying notes to consolidated financial statements.

MOTIVE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2023	2024
Operating activities
Net loss	$(108,767)	$(152,985)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,508	6,069
Provision for credit losses	3,378	4,353
Stock-based compensation, net of amounts capitalized	2,724	1,180
Non-cash operating lease costs	6,145	4,067
Operating lease impairment and abandonment expense	7,433	—
Change in fair value of derivative liability	(11,992)	262
Amortization of debt discount	5,130	5,463
Non-cash interest expense	6,948	7,362
Changes in operating assets and liabilities:
Accounts receivable, net	(10,088)	(19,945)
Inventory	(11,477)	6,842
Prepaid expenses and other assets	3,498	(1,170)
Deferred device costs	(36,429)	(36,441)
Deferred commissions	(9,000)	(12,715)
Accounts payable and accrued expenses	14,398	44,151
Deferred revenue	28,290	75,314
Other liabilities	4,568	913
Operating lease liabilities	(8,439)	(8,527)
Net cash flows used in operating activities	(107,172)	(75,807)

Investing activities
Purchase of property and equipment	(2,747)	(4,327)
Net cash flows used in investing activities	(2,747)	(4,327)

Financing activities
Proceeds from debt issuance, net of discount and issuance costs	—	49,055
Exercise of stock options	935	716
Repurchase of common stock	(665)	(508)
Settlement and refinance of promissory notes	—	108
Net cash flows provided by financing activities	270	49,371

Net decrease in cash, cash equivalents, and restricted cash	(109,649)	(30,763)
Cash, cash equivalents, and restricted cash beginning of period	191,961	82,312
Cash, cash equivalents, and restricted cash end of period	$82,312	$51,549

Supplemental disclosures of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease liabilities	$1,246	$1,458
Property and equipment accrued but not yet paid	$47	$202
Warrants issued in relation to debt modification	$—	$4,070
Stock-based compensation expense included in property & equipment	$47	$24
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	$392	$1,155
Cash paid for interest	$23,059	$28,345

See accompanying notes to consolidated financial statements.

MOTIVE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.    Description of business
Motive Technologies, Inc. (including its subsidiaries, the “Company” or “Motive”) is a Delaware corporation formed in 2013. Motive’s Integrated Operations Platform enables organizations that power the physical economy to connect and automate their operations end to end by managing their workers, vehicles, equipment, and spend in one system.
The Company is headquartered in San Francisco, California, and the majority of its employees are located in the United States and Pakistan. The Company also has offices in Canada, Mexico, the United Kingdom, India, and Taiwan.
2.    Summary of significant accounting policies
Basis of presentation and principles of consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and reflect the consolidated results of operations, financial position, and cash flows of the Company and its wholly owned subsidiaries, after eliminating all inter-company transactions and balances.
Certain amounts related to material rights for initial hardware purchases disclosed within the revenue recognition disclosures in Note 2 have been reclassified from other revenue to subscription revenue. This reclassification had no effect on the reported consolidated balance sheets, and the consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows.
Use of estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Such management estimates include, but are not limited to, revenue recognition; amortization periods of deferred device costs; amortization period of deferred commission; allowance for credit losses; the fair value of stock-based awards, including the underlying fair value of the common stock; the fair value of the derivative liability; the fair value of the warrant liability; and accounting for income taxes. Management evaluates estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates.
Cash, cash equivalents, and restricted cash
The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents primarily consist of amounts held in interest-bearing demand deposit and money market accounts that are readily convertible to cash. The Company has not recorded any losses in such accounts and believes it is not exposed to any significant credit risks. The fair value of cash and cash equivalents approximates their carrying value. The Company also holds restricted cash due to outstanding letters of credit for its leased office space.

Total cash, cash equivalents, and restricted cash consisted of the following:

	December 31,
(in thousands)	2023	2024
Cash and cash equivalents	$78,810	$48,047
Restricted cash	3,502	3,502
Total cash, cash equivalents, and restricted cash	$82,312	$51,549

Restricted cash as of December 31, 2023 and 2024 was recorded in other assets on the consolidated balance sheets.
Fair value measurements
The Company determines the fair value of financial and non-financial assets and liabilities using the fair value hierarchy, which establishes three levels of inputs that may be used to measure the fair value, as follows:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.
Financial assets and liabilities held by the Company measured at fair value on a recurring basis as of December 31, 2023 and 2024 include cash and cash equivalents, the derivative liability, and the warrant liability. Long-lived assets measured at fair value on a nonrecurring basis include any right-of-use (“ROU”) assets that are written down as a result of an impairment. The Company recognized impairment charges related to ROU assets associated with certain leased office space that it subleased or abandoned during the year ended December 31, 2023. See Note 3 “Fair value measurements” for further detail.
Accounts receivable, net
Accounts receivable, net, include trade accounts receivable and spend management accounts receivable, net of an allowance for credit losses.
Trade accounts receivable, net, are recorded at the invoiced amount to subscription customers and do not bear interest. Subscription customers pay either by credit card where payments are typically due upon receipt of invoice, or have payment terms, typically net 30 days.
Spend management accounts receivable, net, primarily represent amounts billable to the cardholder of the Motive branded charge card (the “Motive Card”). The Company pays the merchant for the purchase price of each of the cardholder’s transactions, and earns a percentage of the associated interchange fees that it records as revenue. Subsequently, the Company invoices and collects the total purchase price net of incentives from the Motive cardholder, with payment typically due upon receipt of invoice. The Company extends short term credit, typically 7 days, to Motive cardholders based on proprietary underwriting and credit management processes that assess their credit rating, which must fall within an acceptable range. The key indicator the Company assesses in monitoring the credit quality and risk of the spend management accounts receivable is delinquency. As of December 31, 2024, substantially all of the Company’s spend management accounts receivable were current or less than 30 days past due.

Accounts receivable, net consisted of the following:

	December 31,
(in thousands)	2023	2024
Trade accounts receivable, net	$20,017	$32,665
Spend management accounts receivable, net	6,720	9,664
Accounts receivable, net	$26,737	$42,329

The Company generally grants non-collateralized credit terms to its subscription customers and maintains an allowance for credit losses associated with uncollectible trade accounts receivables. In establishing the allowance, the Company considers factors such as historical losses adjusted for current market conditions and customer financial conditions, forward-looking economic forecasts and market trends. The Company also considers the amounts of receivables in dispute and the age of accounts receivable while routinely assessing the creditworthiness of its customers. Trade receivables are written off when they are deemed uncollectible.
The Company records spend management accounts receivable net of an allowance for credit losses, which is determined based on the collectability of such receivables. The assessment takes into account the creditworthiness of the Motive cardholders, historical loss-rate experience, and current economic trends. The Company also considers projections about future market conditions and economic scenarios that might affect the Motive cardholders’ ability to settle their obligations. Spend management accounts receivables that remain unpaid once they are 120 days past due are written off.
The following tables summarize the roll-forward of the allowance for credit losses for trade accounts receivable and spend management accounts receivables:
Trade accounts receivable—Allowance for credit loss

	Year ended December 31,
(in thousands)	2023	2024
Beginning balance	$1,376	$763
Provision for credit losses	3,378	4,353
Write-offs, net of recoveries	(3,991)	(2,897)
Ending balance	$763	$2,219

Spend management accounts receivable—Allowance for credit loss

	Year ended December 31,
(in thousands)	2023	2024
Beginning balance	$1,478	$1,176
Provision for credit losses	3,131	2,369
Write-offs, net of recoveries	(3,433)	(2,697)
Ending balance	$1,176	$848

Inventory
Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis and consists primarily of finished goods, including uninstalled hardware devices, related cables, and miscellaneous components provided to customers with their cloud software subscription. The Company does not maintain significant balances of raw materials or work-in-process inventory. The Company periodically reviews inventory for excess and obsolete items based on assumptions about future demand and market conditions. Based on this evaluation, provisions are made to write inventory down to its net realizable value, as needed.

Cloud computing arrangement implementation costs
The Company capitalizes certain implementation costs incurred related to cloud computing arrangements that are service contracts. Such costs are amortized on a straight-line basis over the term of the associated hosting arrangement plus any reasonably certain renewal periods.
As of December 31, 2023 and 2024, the current portion of capitalized cloud computing costs, totaling $2.0 million and $0.8 million, respectively, was recorded in prepaid expenses and other current assets. The noncurrent portion, totaling $0.9 million and $0.2 million, respectively, was recorded in other assets.
Property and equipment, net
Property and equipment, net is stated at cost less accumulated depreciation and is depreciated using the straight-line method over the estimated useful lives of the assets.
The useful lives of property and equipment are as follows:

Period (years)
Computers and equipment	3 to 5
Furniture and fixtures	5
Leasehold improvements	Lesser of 5 years or remaining lease term
Internal-use software	5

Maintenance and repair costs are charged to operating expenses as incurred.
Internal-use software development costs
The Company capitalizes qualifying costs incurred during the application development stage for its internal-use software. Capitalization of costs begins when the preliminary project stage is completed, management authorizes and commits to funding the software project, and it is probable that the project will be completed and the software will be used as intended. Capitalized costs primarily relate to the development and production of major enhancements to the Company’s platform, and costs related to specific upgrades that are expected to result in additional features or functionality. The Company records these capitalized internal-use software development costs in property and equipment, net in its consolidated balance sheets and amortizes such costs on a straight-line basis over the estimated useful life of the software, which is generally five years. Costs related to preliminary project activities, post-implementation activities, maintenance, and training are expensed as incurred.
Impairment of long-lived assets
When there are indicators of potential impairment, the Company evaluates recoverability of the carrying values of property and equipment—including internal-use software—and operating lease ROU assets by comparing the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds the estimated undiscounted future net cash flows, an impairment charge is recognized based on the amount by which the carrying value of the asset group exceeds the fair value of the asset group. The Company did not have goodwill or indefinite-lived intangible assets as of December 31, 2023 and 2024.
Deferred costs
Deferred device costs
The Company capitalizes at the time of shipment the cost of hardware devices provided to customers in connection with their subscription to access and use the Company’s cloud platform. These costs are recorded as deferred device costs in the Company’s consolidated balance sheets. Deferred device costs are generally amortized over a five-year expected benefit period. The Company determined the benefit period by considering the technology lifecycle, expected customer relationship period, the devices’ useful lives, and the warranty period. Amortization costs are included in cost of revenue in the consolidated statements of operations.
Deferred device costs amortization totaled $57.6 million and $72.4 million for the years ended December 31, 2023 and 2024, respectively.
Deferred commissions
The Company capitalizes certain commissions and related payroll taxes that qualify as costs of obtaining a contract with a customer. Commissions associated with the initial customer contract are amortized straight-line basis over a five-year expected benefit period. The Company determined the period of benefit by considering factors such as the technology lifecycle, expected customer relationship period including contract renewals, the devices’ useful lives and the warranty period, and other factors. Amortization costs are included in sales and marketing expenses in the consolidated statements of operations.
Deferred commissions amortization totaled $15.3 million and $19.4 million for the years ended December 31, 2023 and 2024, respectively.
Warranty reserve
The Company provides a limited warranty on hardware devices, provided to customers in connection with their subscription to access and use the Company’s cloud platform. The warranty covers defects in materials and workmanship for up to the useful life of the hardware device. The Company accrues a warranty reserve for such hardware devices at the time of sale, which represents management’s best estimate of the projected costs to replace items under warranty. The reserve is based on historical claim experience, current information about device performance, and management judgment. Management reviews the adequacy of the warranty reserve on a regular basis and adjusts the reserve as necessary to reflect changes in estimated claim rates or expected costs.
A roll-forward of the warranty reserve is as follows:

	Year ended December 31,
(in thousands)	2023	2024
Beginning balance	$3,656	$4,704
Additions	5,299	2,263
Deductions	(4,251)	(2,838)
Ending balance	$4,704	$4,129

Leases
The Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the use of the asset. The measurement of ROU assets and lease liabilities is based on the present value of future lease payments over the lease term. The ROU asset also includes the effect of any lease payments made prior to or on lease commencement, lease incentives received, and initial direct costs incurred, as applicable.
As the implicit rate in the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on information available at the lease commencement date in determining the present value of future lease payments. The Company does not recognize renewal options as part of operating ROU assets and operating lease liabilities unless it is reasonably certain it will exercise such option at lease commencement or a remeasurement event occurs that requires the reassessment of the option. Rent expense for the Company’s operating leases is recognized on a straight-line basis over the lease term. Variable lease payments, including amounts related to common area maintenance, property taxes, and insurance, are determined based on actual costs incurred by the lessor and not on an index or rate. They are allocated to the Company in accordance with the terms of the lease agreements and are recognized as an expense in the period in which they are incurred.
The Company has elected not to separate lease and non-lease components for any leases within its existing classes of assets and, as a result, accounts for any lease and non-lease components as a single lease component. The Company has also elected to use the practical expedient for short-term leases and therefore does not record an ROU asset or liability for leases with a duration of 12 months or less.
The Company recognizes abandonment charges related to ROU assets when it ceases the use of leased office space prior to the end of the contractual lease term. Such charges are measured as the remaining carrying amount of the associated ROU assets at the abandonment date and are recognized in the consolidated statements of operations.
Revenue recognition
The Company generates revenue primarily from subscriptions to access and use the Company’s Integrated Operations Platform priced on a per asset, per product basis along with an integrated suite of hardware devices, as well as revenue generated from the Company’s Spend Management product, which includes interchange fees and fee rebates from the Company’s partner network.
Subscription revenue
When identifying performance obligations within subscription contracts, the Company evaluates the goods or services promised to the customer. Where contracts include multiple promises, the Company assesses whether each promised good or service is capable of being distinct, and distinct within the context of the contract. If both criteria are not met, the promises are combined into a single performance obligation.
The Company generates revenue primarily from the sales of subscriptions to its Integrated Operations Platform, rendered through a combination of hardware devices and access to the cloud platform, which together represent a single performance obligation. The hardware devices and the cloud platform are highly interdependent and interrelated, working together to provide customers with predictive, AI-driven insights. The Company’s hardware devices capture high volumes of multimodal data, including video, audio, telematics, GPS, and vehicle diagnostics. While these devices may collect data, customers require access to the cloud platform to derive meaningful insights from the continuous processing and analytics provided by the cloud platform. The combined functionality enables customers to achieve the intended outcome of the arrangement, providing customers with visibility and control to transform the safety of their workforce, the productivity of their workers and assets, and the profitability of their operations.
Customer contracts vary in term from one to five years, and are generally noncancellable with automatic renewal for subsequent one-year terms. The Company has elected the practical expedient to account for shipping and handling costs related to the delivery of hardware devices as a fulfillment activity, and not a separate performance obligation.
The transaction price is the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer as stated in customer contract, net of amounts payable to customers and financing fees paid on behalf of customers in connection with the Company’s vendor financing arrangement, whereby third-party lenders provide funding for customers’ purchase of the Company’s products and services. The period between the Company’s performance and customer payment are typically less than one year and as such, the Company applies the practical expedient to exclude the effects of significant financing components when determining the transaction price. The transaction price is also presented net of any taxes collected from customers and remitted to governmental authorities. For contracts containing multiple performance obligations, the Company allocates the transaction price to performance obligations based on their relative standalone selling price. Judgment is required to determine the standalone selling price for each distinct performance obligation as often the Company does not have sufficient standalone sales information. When standalone sales information is not available, the Company estimates the standalone selling price using information that may include market conditions, entity-specific factors such as pricing and discounting strategies, and other inputs.
Revenue derived from the combined performance obligation to access and use the Company’s cloud platform is recognized ratably over the customer’s subscription term beginning when control of the services is transferred to the customer.
The Company has determined that contracts containing an upfront payment for initial hardware purchases not charged upon renewal contain a material right. The portion of the transaction price allocated to the material right is recognized as revenue over the renewal periods if the option is exercised, or recognized at a point in time upon the expiration of the option.
Spend management revenue
The Company earns revenue from its Spend Management product primarily through interchange fees and fee rebates from the Company’s partner network.
Interchange fee revenue is earned under an agreement with a third-party card program manager to process Motive cardholder transactions and manage the relationship with the issuing bank and the card network. The Company does not control the services before they are transferred to the Motive cardholder; therefore, interchange fee revenue is recognized when transactions are processed, net of fees for third-party services. The third-party card program manager is the customer for these transactions.
The Company also earns revenue from its partner network by entering into arrangements with strategic partners to establish and enhance consumer brand loyalty, whereby the Company earns fee rebates on qualifying purchases made by Motive cardholders. The network partner is the customer in these transactions. Revenue from fee rebates is recognized when the qualifying purchase occurs, net of incentives paid to Motive cardholders on qualifying purchases or other milestones.
Other revenue
Other revenue is earned primarily from the sale of replacement hardware and accessories, professional services, and shipping and handling fees. Other revenue is recognized when the related services are performed or control of goods is transferred.
Revenue from products and services was as follows:

	Year ended December 31,
(in thousands)	2023	2024
Subscription	$300,987	$350,743
Spend management	6,069	11,020
Other	3,253	8,687
Total revenue	$310,309	$370,450

Deferred revenue and contract assets
Deferred revenue represents amounts due or received from the customer prior to revenue recognition as the related performance obligations are fulfilled, and primarily relates to advance payments for subscription-based contracts. The deferred revenue balance does not reflect the total contract value for multi-year, non-cancellable subscription agreements as the Company offers varying billing terms to customers, from monthly, quarterly, semi-annually, annually, and fully upfront payments. Contract assets are recognized when revenue earned on a contract exceeds billings, as is the case when ratable revenue recognition does not align with a customer’s billing cycle. As of December 31, 2023 and 2024, contract assets of $2.6 million and $3.8 million, respectively, were recorded in prepaid and other current assets in the consolidated balance sheets.

The following table presents the changes in the deferred revenue balance:

	Year ended December 31,
(in thousands)	2023	2024
Deferred revenue, beginning of period	$138,551	$166,841
Deferred revenue, end of period	$166,841	$242,155
Revenue recognized in the period from beginning deferred revenue balance	$86,725	$103,529

Remaining performance obligations represent the amount of contracted future revenue that has not yet been recognized as of the end of each period, including both deferred revenue that has been invoiced and non-cancelable committed amounts that will be invoiced and recognized as revenue in future periods.
As of December 31, 2023 and 2024, $526.7 million and $693.3 million of revenue, respectively, was expected to be recognized from remaining performance obligations. Of the $693.3 million remaining performance obligation as of December 31, 2024, the Company expects to recognize approximately 45% within 12 months, approximately 43% over the subsequent 13-to-36 month period, and the remaining 12% thereafter.
Cost of revenue
Cost of revenue consists primarily of the amortization of the deferred device costs; warranty expenses; software hosting-related costs; data network costs; customer support employee-related costs, including salaries and employee benefits; amortization of internal-use software development costs; depreciation of property and equipment used in these activities; and allocated overhead.
Research and development
Research and development costs are expensed as incurred and consist primarily of employee-related costs such as salaries, related benefits, and stock-based compensation for the Company’s product development employees. Research and development expenses also include non-employee-related costs such as third-party services for product development, consulting expenses, depreciation expenses related to equipment used in research and development activities, and allocated overhead.
Advertising costs
Advertising costs are expensed as incurred and included in sales and marketing expenses in the consolidated statements of operations. Advertising costs for the years ended December 31, 2023 and 2024 totaled $16.1 million and $21.2 million, respectively.
Employee benefit plans
The Company provides a 401(k) defined-contribution savings plan for U.S. employees, allowing participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan are at the board of director’s (the “Board”) discretion. The Company also employs personnel in Pakistan. Employees in Pakistan can participate in a similar plan in which the Company and employees can contribute a portion of the employee’s salary. During the years ended December 31, 2023 and 2024, the Company made matching contributions of $2.2 million and $3.1 million, respectively.
Prior to November 2020, Pakistan employees were entitled to benefits under the Gratuity Act, a defined benefit retirement plan based on salary and service length. The plan requires employers to provide for a lump-sum payment to eligible employees at retirement, death, and incapacitation or on termination of employment. Employees in Pakistan are also entitled to a defined benefit plan with benefits based on an employee’s accumulated leave balance and salary, both unfunded.
Service costs are accrued in the period they occur. The benefit obligations are calculated by a qualified actuary using the projected unit credit method and the unfunded position is recognized as a liability in the consolidated balance sheets. In measuring the defined benefit obligations, the Company uses a discount rate at the reporting date based on yields of local government treasury bills, matching the currency and maturity terms of the obligations.
Since the plan is unfunded, no annual contributions are required by applicable regulations. The benefit obligations for the plan recorded on the consolidated balance sheets at December 31, 2023 and 2024 were $1.0 million and $1.1 million, respectively. Of these, $0.2 million and $0.3 million, respectively, were recorded in accounts payable and accrued expenses and $0.8 million was recorded in other liabilities for both years.
Stock-based compensation
The Company has granted equity classified stock-based awards consisting primarily of stock options and restricted stock units (“RSUs”) to employees, members of the Board, and non-employee advisors.
For stock options, which generally vest solely on a service-based vesting condition, the grant-date fair value is determined using the Black-Scholes option pricing model, and compensation expense is recognized on a straight-line basis over the requisite service period.
The Company grants RSUs with both a service-based vesting condition and a liquidity event-based vesting condition. Compensation expense for RSUs is recognized only when it is probable that the liquidity event-based vesting condition will be satisfied. The grant-date fair value of RSUs is based on the market price of the Company’s common stock on the date of grant. The Company also grants performance-based RSUs (“PRSUs”) that include market-based vesting conditions, in addition to service- and liquidity event-based vesting conditions. Compensation cost for PRSUs is recognized when it becomes probable that the market-based vesting condition will be achieved, and compensation cost for PRSUs with a market-based vesting condition is recognized over the requisite service period, with the grant date fair value estimated using a Monte Carlo simulation model, regardless of whether the market-based vesting condition is ultimately satisfied.
Certain stock option holders are permitted to exercise stock options before they vest (each, an “Early Exercise”). Shares of Class A common stock issued upon Early Exercise that have not yet vested are subject to a contractual right of the Company (the “Repurchase Right”) to repurchase such shares at the original exercise price of the applicable stock option if the holder’s service to the Company terminates before such shares vest. Proceeds received from an Early Exercise of stock options are recorded as a liability in the consolidated balance sheets and are reclassified to common stock and additional paid-in capital as the awards vest. The Company also issued promissory notes for the Early Exercise of stock options subject to the Repurchase Right. These notes are collateralized by the related common stock, are generally full recourse in nature, and bear annual interest. Repayment is due within seven or ten years of the date of the promissory note, or earlier in certain events.
Concentrations of risk and significant customers
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held at financial institutions where account balances may at times exceed federally insured limits. The Company reduces the risk of being exposed to a single provider by maintaining banking relationships with a number of larger financial institutions. The Company has no financial instruments with off-balance sheet risk of loss.
The Company had no customers that represented 10% or more of the Company’s total revenue or accounts receivable for the years ended December 31, 2023 and 2024.
Supplier concentration
The Company relies on third parties for the supply and manufacture of its hardware devices, which are sold together with its platform, as well as third-party logistics providers, both domestically and internationally. A significant disruption in the operations of these suppliers, manufacturers, and third-party logistics providers would impact the production of the Company’s products for a substantial period of time, which could have a material effect on the Company’s business, operating results, and financial condition. The Company had certain suppliers whose purchases individually represented 10% or more of the Company’s total purchases.
Purchases of finished goods from these suppliers amounted to the following percentages of total purchases in the periods presented:

	Year ended December 31,
	2023	2024
Supplier A	12%	11%
Supplier B	20%	17%

Restructuring
The Company records a liability for employee termination benefits either when it is probable that an employee is entitled to them and the amount of the benefits can be reasonably estimated, or when the Company has communicated the termination plan to employees and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
In July 2023, the Company undertook a restructuring plan to prioritize specific Company initiatives, resulting in a 5% reduction in headcount. The Company recorded $2.2 million in restructuring charges during the year ended December 31, 2023 related to employee severance payments and termination benefits. These charges are included within restructuring in the consolidated statements of operations. As of December 31, 2023, there were no remaining restructuring liabilities associated with the restructuring plan.
Other expense, net
The following table presents the components of other expense, net for the periods presented:

	Year ended December 31,
(in thousands)	2023	2024
Interest expense	$(37,332)	$(41,625)
Change in fair value of derivative liability	11,992	(262)
Other income, net	6,377	1,561
Total other expense, net	$(18,963)	$(40,326)

Income taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes.
The Company recognizes deferred tax assets to the extent management believes future tax benefits are more likely than not to be realized. In making such a determination, all available positive and negative evidence including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations are considered. The Company evaluates the ability to realize net deferred tax assets and the related valuation allowance on a quarterly basis.
The Company operates in various tax jurisdictions and is subject to audit by the respective tax authorities. The Company records tax contingencies whenever management deems it more likely than not that a tax asset has been impaired, or a tax liability has been incurred due to tax claims or changes in tax laws. Tax contingencies are evaluated based upon their technical merits, applicable tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.
The Company recognizes a tax benefit from an uncertain tax position using a two-step approach. Recognition (step one) occurs when the Company concludes that a tax position, based solely on its technical merits, is more likely than not to be sustainable upon examination. Measurement (step two) determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.
Segment information
Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Chief Executive Officer is the Company’s CODM. The CODM reviews Company-wide key performance metrics and financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The Company’s objective in making resource allocation decisions is to optimize the consolidated financial results. The significant segment expenses reviewed by the CODM conform to the presentation of such items in the consolidated statements of operations. As such, the Company has determined that it operates as one operating segment.
Net loss per share attributable to common stockholders
Basic net loss per share attributable to common stockholders is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period, without consideration for potential dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss by the weighted-average number of shares of common stock and common stock equivalents of potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, restricted stock units, stock options, preferred stock, warrants, convertible notes and other convertible securities, and promissory notes are considered to be potentially dilutive securities. As the Company was in a net loss position for 2023 and 2024, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because the effects of potentially dilutive securities are antidilutive.
Foreign currency
The functional currency of the Company’s foreign subsidiaries is the U.S. dollar, as the majority of its transactions are denominated in U.S. dollars. Monetary assets and liabilities of the Company’s foreign subsidiaries are remeasured into U.S. dollars at the exchange rates in effect at the reporting date, and non-monetary assets and liabilities are re-measured at historical rates. Foreign currency transaction gains and losses, which are immaterial for the years ended December 31, 2023 and 2024, are recorded in other expense, net in the consolidated statement of operations.
Recently issued accounting standards
Recently adopted accounting standards
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, which amend the guidance on the impairment of financial instruments by requiring measurement and recognition of credit losses for financial assets held. ASU 2016-13 is effective for public and private companies’ fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, and December 15, 2022, respectively. The Company adopted ASU 2016-13 on January 1, 2023 with no material impact to its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU requires disclosure of significant segment expenses that are regularly provided to the CODM and included in each reported segment’s profit or loss measures. It also requires disclosure of other segment items and expanded qualitative disclosures. The Company adopted ASU 2023-07 retrospectively during the year ended December 31, 2024. The required disclosures have been included in Note 13, “Segment, revenue, and geographic information,” for the years ended December 31, 2023 and 2024.
Recent accounting standards or updates not yet adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to expand the disclosure requirements for income taxes, which requires greater disaggregation of income tax disclosures related to the income tax rate reconciliation and income taxes paid. This ASU is effective for public and private companies’ fiscal years beginning after December 15, 2024 and December 15, 2025, respectively. The Company is currently evaluating the accounting and disclosure requirements and impacts of ASU 2023-09.
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40), to provide users of financial statements with more decision-useful information about expenses of a public business entity. ASU 2024-03 requires enhanced disclosures of certain components of expenses commonly presented within captions in the statement of operations, such as employee compensation and depreciation and amortization, as well as a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The standard also requires disclosure of the total amount of selling expenses. ASU 2024-03 is effective for public business entities for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years, and for all other entities for fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that this standard will have on its disclosures.
3.    Fair value measurements
Fair value accounting is applied for all financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. As of December 31, 2023 and 2024, the carrying amount of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses, and other current liabilities approximated their estimated fair values due to their relatively short maturities.
Changes in fair value measurements primarily relate to the Company’s embedded derivative liability and warrant liability, which are recognized in other expense, net, and can result in volatility in the Company’s reported results of operations and cash flows.
The following table provides the financial instruments measured at fair value:

	December 31, 2023
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$30,663	$—	$—	$30,663
Demand deposit	$28,452	$—	$—	$28,452

Liabilities
Derivative liability	$—	$—	$922	$922

	December 31, 2024
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$3,205	$—	$—	$3,205
Demand deposit	$9,185	$—	$—	$9,185

Liabilities
Derivative liability	$—	$—	$1,184	$1,184
Warrant liability	$—	$—	$4,070	$4,070

Certain long- and indefinite-lived assets are recognized at fair value on a nonrecurring basis, including assets that are written down as a result of an impairment. The Company recognized impairment charges related to ROU assets associated with certain leased office space that it subleased or abandoned during the year ended December 31, 2023. See Note 5 “Leases” for further detail. The Company estimated the fair value of these assets as of the impairment dates using an income approach based on discounted cash flows expected to be received for the subleased or abandoned properties. This valuation technique relied on certain assumptions made by management based on both internal and external data, such as the incremental borrowing rates used to discount these cash flows to their present values. As a result, these assets are classified within Level 3 of the fair value hierarchy.
As of December 31, 2023 and December 31, 2024, the Company had $200.0 million and $250.0 million, respectively, of Term Loans (as defined and described in Note 8 “Debt”) outstanding with carrying values of $198.2 million and $244.1 million, respectively. The Term Loans are classified as Level 2 in the fair value hierarchy. The Company believes the carrying value of its Term Loans as of December 31, 2023 and December 31, 2024 approximates its fair value as interest incurred is variable based on market rates. See Note 8 “Debt” for more information.
There were no transfers into or out of Level 3 of the fair value hierarchy during the periods presented.
Derivative liability
The fair value of the embedded derivative liability related to the Company’s issuance of certain convertible notes discussed in Note 8 “Debt” was estimated using a with-and-without method. This method isolates the value of the embedded derivative by measuring the difference in the host contract’s value with and without the isolated feature. The probability and timing of a qualified event of conversion are estimated at each reporting date. Given the macroeconomic and market conditions at the time of the valuation, management estimated that the expected term (i.e., time) for the Company’s exit event would be 1.5 years as of December 31, 2023, and 2.0 years as of December 31, 2024.
The Company utilizes a Monte Carlo simulation approach due to increased market volatility and to align the valuation of the preferred stock-settled conversion feature with the common and preferred stock-settled redemption features. The key assumptions used for valuation of the derivative liability were as follows:

	December 31,
	2023	2024
Volatility	18.7%	19.8%
Risk-free rate	4.4%	4.2%
Expected term (years)	1.5	2.0
Discount rate	18.5%	16.5%

The following table sets forth a summary of the changes in fair value of the embedded derivative liability:

	December 31,
(in thousands)	2023	2024
Beginning balance	$12,914	$922
Change in fair value	(11,992)	262
Ending balance	$922	$1,184

Warrant liability
The warrant liability relates to warrants issued in 2024 as part of an amendment to the Credit Agreement discussed in Note 8 “Debt.” The fair value of the warrant liability was estimated using a Monte Carlo simulation, a method suitable for instruments with path-dependent features and contingent settlement structures. This method projects the Company’s preferred share value over the expected term, incorporating multiple potential exit scenarios, including an initial public offering (“IPO”) or a remain private event. The warrant liability is included in other liabilities on the consolidated balance sheets.
The following table sets forth a summary of the changes in fair value of the warrant liability:

(in thousands)	December 31, 2024
Beginning balance	$—
Issuance	4,070
Change in fair value	—
Ending balance	$4,070

The warrant liability was initially valued upon issuance on November 27, 2024, and there was no material change in the value of the warrant liability as of December 31, 2024.
The key assumptions used for valuation of the warrant liability were as follows:

December 31, 2024
Volatility	35.5%
Risk-free rate	4.2%
Expected term (years)	1.5
Discount rate	15.5%

4.    Property and equipment, net
Property and equipment, net consisted of the following:

	December 31,
(in thousands)	2023	2024
Internal-use software	$16,404	$17,631
Computers and equipment	14,259	16,541
Leasehold improvements	3,282	3,260
Furniture and fixtures	1,093	1,103
Property and equipment, gross	35,038	38,535
Less: accumulated depreciation and amortization	(20,653)	(25,572)
Property and equipment, net	$14,385	$12,963

The following table provides the amounts capitalized and amortized for the Company’s internal-use software development costs for the periods presented:

	Year ended December 31,
(in thousands)	2023	2024
Beginning balance, net of accumulated amortization	$8,970	$9,134
Additions	2,795	2,052
Amortization	(2,631)	(2,273)
Write-offs	—	(825)
Ending balance, net of accumulated amortization	$9,134	$8,088

The Company recorded $6.5 million and $6.1 million in depreciation related to property and equipment and amortization of capitalized software costs for the years ended December 31, 2023 and 2024, respectively.
5.    Leases
The Company has non-cancellable operating leases for corporate offices with various expiration dates. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. The lease terms expire at various dates through 2028. Options to extend the respective lease terms have not been included as the Company did not consider it reasonably certain it would exercise such options.
For the years ended December 31, 2023 and 2024, the components of lease cost were as follows:

	Year ended December 31,
(in thousands)	2023	2024
Operating lease cost	$7,608	$4,922
Short-term lease cost	70	181
Sublease income	(467)	(819)
Total lease cost	$7,211	$4,284

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2023 and 2024, were $8.9 million and $9.3 million, respectively. These payments were included in net cash used in operating activities in the Company’s consolidated statements of cash flows. These cash payments may differ from the total lease cost recognized due to timing differences and other non-cash adjustments, such as the impact of straight-line lease expense and sublease income.
During the year ended December 31, 2023, the Company subleased portions of its corporate headquarters to various sublessees, with subleases commencing at various dates in 2023. Each sublease was classified as an operating lease. As indicators of impairment arose, the Company determined that the carrying values of the related ROU assets associated with the subleased office space were not fully recoverable. As a result, the Company measured and recognized total impairment charges of $3.6 million. Additionally, the Company made a decision to abandon certain portions of its leased office spaces and therefore ceased both the use of the space and marketing of the space for sublease. This resulted in an abandonment charge related to the ROU assets of $3.8 million.
As of December 31, 2024, these subleases have 0.5 years remaining on their terms.

Supplemental information related to operating leases was as follows:

	Year ended December 31,
	2023	2024
Weighted-average remaining lease term (years)	2.3	1.7
Weighted-average discount rate	6.0%	7.9%

Future payments included in the measurement of operating lease liabilities were as follows:

December 31, 2024
Fiscal years ending	(in thousands)
2025	$5,332
2026	951
2027	880
2028	768
2029	135
Total future minimum lease payments	8,066
Less: imputed interest	(841)
Total operating lease liabilities	$7,225

6.    Commitments and contingencies
From time to time, the Company may be subject to various claims, lawsuits, and proceedings in the ordinary course of business. A liability for loss contingencies is recorded when it is probable that a loss will be incurred and the amount can be reasonably estimated. The outcomes of the Company’s legal proceedings are inherently unpredictable, subject to significant uncertainties, and could be material to operating results and cash flows for a particular period. Management evaluates, on a regular basis, developments in legal proceedings that could affect the amount of liability, including amounts in excess of any previous accruals and reasonably possible losses disclosed, and makes adjustments to accruals and disclosures as appropriate. Until the final resolution of such matters, if any of management’s estimates and assumptions change or prove to have been incorrect, the Company may experience losses in excess of the amounts recorded.
As of December 31, 2024, management believes any such matters, except those noted below, will not have a material adverse impact on the Company’s business, operating results, financial condition, or cash flows.
Litigation
Samsara litigation
The Company is a party to multiple legal proceedings brought by Samsara, Inc. (“Samsara”), a competitor of the Company, that revolve around a similar set of factual issues. For purposes of assessing materiality, the Company has considered these legal proceedings together but lists them individually to disclose the different venues, dates the proceedings were instituted, and relief sought. The Company believes Samsara’s legal claims are without merit and is disputing the allegations. Due to the ongoing nature of each of these legal proceedings brought by Samsara, the Company has not recorded any loss contingencies as it is unable to reasonably estimate either the probability of incurring a loss or an estimated range of such loss, if any.
Samsara, Inc. v. Motive Technologies, Inc.

N.D. California – On January 24, 2024, Samsara filed a complaint in the United States District Court for the District of Delaware, alleging that the Company’s products and services infringed three Samsara patents, the benchmarking studies commissioned by the Company from Strategy Analytics, Inc. (later acquired by TechInsights Inc.) in 2022 and Virginia Tech Transportation Institute in 2023 about the performance of Samsara’s AI Dashcam violated the false advertising provisions of Section 43(a) of the Lanham Act, 15 U.S.C. § 1125(a), and various breach of contract, violation of law, and unfair competition claims against the Company for marketing the benchmarking studies and allegedly improper access of Samsara’s platform. On August 14, 2024, the Delaware court granted the Company’s motion to transfer the case to the United States District Court for the Northern District of California. On March 31, 2025, the Northern California district court entered an order staying the action pending resolution of the Judicial Arbitration and Mediation Services, Inc. (“JAMS”) Arbitration and International Trade Commission Investigation summarized below.
JAMS Arbitration – On February 28, 2024, the Company filed an arbitration demand with JAMS to arbitrate the issues raised in the federal district court action filed by Samsara discussed above. On November 17, 2024, the JAMS arbitrator granted the Company’s demand to enforce the arbitration provisions in Samsara’s terms of service, and ordered the parties to arbitrate the non-patent claims related to the benchmarking studies and the Company’s access to Samsara’s platform. Samsara seeks injunctive relief, compensatory damages, disgorgement of profits, punitive damages, civil penalties, attorneys’ fees, and costs and expenses. The arbitration occurred in August 2025. The arbitrator has not yet issued a decision.
International Trade Commission Investigation – On February 9, 2024, immediately after filing their patent claims in the Delaware court, Samsara filed another complaint about the same three patents before the International Trade Commission, requesting an investigation pursuant to section 337 of the Tariff Act of 1930. On March 12, 2024, the International Trade Commission granted Samsara’s request and instituted an investigation (the “ITC Investigation”). The evidentiary hearing occurred in March 2025. The target date for completion of the investigation is in January 2026. Samsara seeks to enjoin the importation of the Company’s infringing product features. See Note 14 “Subsequent events” for an update on the ITC Investigation.
San Francisco Superior Court – On October 13, 2024, Samsara filed another complaint in Superior Court for the State of California, in the County of San Francisco, alleging that the Company’s products and services are the result of trade secret misappropriation. On January 29, 2025, the Company moved to compel arbitration and stay the proceeding pending arbitration. On February 20, 2025, the San Francisco court ordered a stay pending the outcome of the JAMS Arbitration. Samsara seeks relief similar to what it is seeking in the JAMS Arbitration.
Motive Technologies, Inc. v. Samsara, Inc., N.D. California
On February 15, 2024, the Company filed a complaint against Samsara in the United States District Court for the Northern District of California alleging that Samsara’s products and services infringe a patent owned by the Company, that Samsara improperly accessed the Company’s platform to copy its products and services, hired the Company’s employees to misappropriate trade secrets, and used the pending legal proceedings to defame the Company and interfere with its conduct of business.
On June 3, 2024, the Northern California court granted Samsara’s motion to stay the case pending developments in the JAMS Arbitration summarized above. On March 31, 2025, the court lifted the stay. Samsara filed counterclaims on May 16, 2025 alleging infringement of three patents not previously asserted by them. On July 9, 2025, the Company filed an amended complaint alleging infringement of two additional patents owned by it. Trial is scheduled to commence August 30, 2027. The Company is seeking injunctive relief, compensatory damages, disgorgement of profits, punitive damages, attorneys’ fees, and costs and expenses.

Class action litigation
Walter Williams v. Motive Technologies, Inc. and Pure Freight Lines, Ltd.
On October 16, 2024, Walter Williams filed an amended complaint adding the Company as a defendant in a case that was pending against Pure Freight Lines Ltd., a former customer of the Company who was also Mr. Williams’ former employer. Mr. Williams alleges that Pure Freight’s use of the Company’s dashcam violated his rights under the Illinois Biometric Information Privacy Act, 740 ILCS 14/a, et seq. (“BIPA”). In addition to his individual claim, Mr. Williams seeks to represent a class of drivers that had their information similarly captured by the Company’s system in Illinois, and a sub-class of individuals subject to in-cabin camera monitoring in Illinois while employed as drivers for Pure Freight. The case is pending in the United States District Court for the Northern District of Illinois. Mr. Williams seeks: (i) statutory damages for the class, (ii) injunctive relief, and (iii) a class that includes non-Illinois residents. On August 28, 2025, the court granted the Company’s motion to stay the case pending the appeal in Reginald Clay v. Union Pacific Railroad Company, Case No. 25-2185, which will determine whether a recent amendment to BIPA is retroactive and applies to legal claims made prior to the amendment’s effective date. The Company believes the BIPA claims are without merit and disputes the allegations. Due to the preliminary nature of this litigation, the Company has not recorded a loss contingency as it is unable to reasonably estimate either the probability of incurring a loss or an estimated range of such loss, if any.
Other litigation
During the year ended December 31, 2023, the Company recorded an expense of $1.8 million related to the settlement of a patent infringement dispute with a third-party company. During the year ended December 31, 2024, the Company recorded an expense of $4.2 million related to settlement agreements that were subsequently entered into in June 2025. These settlement agreements related to a class action complaint against the Company for alleged violations under the Telephone Consumer Protection Act. These expenses were included within legal settlement expenses in the consolidated statements of operations for the years ended December 31, 2023 and 2024, respectively.
Non-cancellable purchase commitments
The Company enters into contracts with purchase commitments consisting of contractual arrangements for software, software hosting, and data network expenses. As of December 31, 2024, future minimum commitments were as follows:

Minimum annual commitments
Fiscal years ending	(in thousands)
2025	$20,328
2026	18,269
2027	7,021
Total future minimum commitments	$45,618

7.    Balance sheet components
Prepaid expenses and other current assets consisted of:

	December 31,
(in thousands)	2023	2024
Prepaid expenses	$8,071	$8,038
Deposits	6,973	7,633
Other current assets	2,934	4,261
	$17,978	$19,932

Other assets consisted of:

	December 31,
(in thousands)	2023	2024
Restricted cash	$3,502	$3,502
Other assets	3,293	2,415
	$6,795	$5,917

Accounts payable and accrued expenses consisted of:

	December 31,
(in thousands)	2023	2024
Accounts payable	$16,852	$27,928
Accrued legal expenses	643	23,818
Accrued compensation	10,249	17,409
Accrued operating expenses	7,446	11,593
Accrued inventory purchases	6,387	5,182
	$41,577	$85,930

Other current liabilities consisted of:

	December 31,
(in thousands)	2023	2024
Warranty reserve	$4,704	$4,129
Customer advances	4,178	3,313
Other	215	113
	$9,097	$7,555

8.    Debt
Convertible notes
In April 2019, the Company entered into a convertible securities purchase agreement (the “Purchase Agreement”) with investors to issue and sell $100.0 million of convertible securities (the “Convertible Notes”). The Convertible Notes accrue yield at an annual rate of 5.5%, compounded semi-annually. Unless converted prior to maturity, the aggregate purchase amount and accrued yield were originally due in full on April 5, 2025. In April 2021, the maturity date was amended to be October 1, 2025. In September 2024, the maturity date was further amended to be the date that is 176 days after the maturity date of the Credit Agreement, which in any event, may not be earlier than October 1, 2027.

The Purchase Agreement contains preferred stock-settled conversion features and common and preferred share-settled redemption features that are triggered either automatically or at the election of the investors upon an event of default, a deemed liquidation event, the maturity date, or a qualified public offering. The conversion price and number of shares into which the outstanding purchase amount and yield are convertible into is based upon the lesser of $1.75 billion divided by the number of fully-diluted shares of common stock then outstanding or the price per share of a future equity issuance multiplied by a discount factor. The Company determined that the preferred stock-settled conversion feature and common and preferred stock-settled redemption features require bifurcation as a compound embedded derivative measured at fair value. Accordingly, upon issuance of the Convertible Notes, the Company recognized a derivative liability of $29.5 million. The derivative liability resulted in a debt discount, which is accreted to interest expense over the term of the Convertible Notes.
The Purchase Agreement contains customary affirmative and negative covenants and events of default. Such covenants will, among other things, restrict, subject to certain exceptions, the Company’s ability to (i) pay dividends or make distributions on any equity securities, (ii) redeem or repurchase equity securities, (iii) incur additional indebtedness in excess of $100.0 million or additional indebtedness convertible into equity, (iv) engage in certain transactions with affiliates, (v) create any subsidiaries other than those that are wholly owned, and (vi) effectuate any (A) recapitalization or (B) other material amendment to the rights, preferences, and privileges of the Company’s preferred or common stock. If an event of default occurs, the investors are entitled to take various actions, including the acceleration of amounts due and all actions permitted to be taken by a secured creditor.
The Company’s outstanding Convertible Notes consisted of:

	December 31,
	2023			2024
(in thousands)	Purchase amount	Debt discount	Net	Purchase amount	Debt discount	Net
Convertible Notes	$129,835	$(11,302)	$118,533	$137,197	$(6,727)	$130,470

The purchase amount of the Convertible Notes includes accrued yield, totaling $29.8 million and $37.2 million as of December 31, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the Convertible Notes were convertible into approximately 30,482,724 and 32,996,065 shares of Class A common stock, respectively, based on the conversion terms in effect at each period end.
Term loans
In April 2021, the Company entered into a credit agreement (the “Credit Agreement”) with each of the various lender parties thereto (the “Lenders”) for the issuance of a term loan in an aggregate principal amount of $75.0 million and an additional term loan in an aggregate principal amount of $25.0 million. During the year ended December 31, 2021, the Company drew the full amounts of these initial term loans.
The Credit Agreement was subsequently amended and restated to secure additional funding as follows:
•In July 2021, the Company entered into the first amendment to the Credit Agreement to amend the schedule of lenders and commitments, amongst other things.
•In December 2021, the Company entered into the second amendment to the Credit Agreement to secure an additional term loan in an aggregate principal amount of $25.0 million.
•In March 2022, the Company entered into the third amendment to the Credit Agreement to secure an additional term loan in an aggregate principal amount of $25.0 million.
•In August 2022, the Company entered into the fourth amendment to the Credit Agreement to secure an additional term loan in an aggregate principal amount of $50.0 million.

•In March 2024, the Company entered into the fifth amendment to the Credit Agreement (the “March 2024 Loan Amendment”) to amend the term loan maturity date and the minimum qualified cash covenant, amongst other things.
•In June 2024, the Company entered into the sixth amended and restated the Credit Agreement to draw an additional aggregate principal amount of $50.0 million and to include a required equity issuance covenant.
•In November 2024, the Company entered into the seventh amendment to the Credit Agreement to amend the required equity issuance covenant and minimum qualified cash covenants, amongst other things. The Company also issued Warrants (as defined below) as part of this amendment (see the section titled ‘—Warrant issuance’ below).
•In May 2025, the Company amended the Credit Agreement to amend the restricted payments and restrictive agreements covenant, amongst other things, to permit the 2025 Convertible Securities Financing (as defined below).
See Note 14 “Subsequent events” for further details on the 2025 Convertible Securities Financing. The Company also amended the Warrants as part of this amendment (see the section titled “—Warrant issuance”).
Collectively, these borrowings are referred to as the “Term Loans.” The Term Loans were originally set to mature on April 8, 2025. Pursuant to the March 2024 Loan Amendment, the maturity date was extended to April 8, 2027. For the year ended December 31, 2024, the Company incurred $0.8 million in issuance costs in relation to the Term Loans. Debt issuance costs are capitalized and amortized to interest expense over the term of the Term Loans.
Warrant issuance
On November 27, 2024, the Company issued certain preferred warrants (the “Warrants”) to the lending institutions as part of an amendment to the Credit Agreement. As of December 31, 2024, the Warrants have the following terms:
•Number of Shares: The value of $3.8 million divided by the Applicable Preferred Price, which is the lowest price per share at which the Company issues Applicable Preferred Stock in the Applicable Preferred Financing (each as defined in the Warrants and further described below).
•Applicable Preferred Price: The lowest price per share at which the Company issues the Applicable Preferred Stock (or, in the case of convertible securities, at which the Applicable Preferred Stock is issuable thereunder) in the Applicable Preferred Financing.
•Applicable Preferred Stock: The senior-most class or series of convertible preferred stock of the Company issued (or, in the case of convertible securities, issuable thereunder) in the Applicable Preferred Financing.
•Applicable Preferred Financing: The Company’s first bona fide equity financing with gross proceeds to the Company of no less than $30.0 million consummated after November 27, 2024 in which the Company issues convertible preferred stock, or securities convertible into shares of convertible preferred stock, that is senior or at least pari passu (and not junior in any respect, including with respect to dividends, liquidation, conversion, voting, protective provisions or otherwise, other than with respect to the voting rights of Class B common stock) to the then senior-most class or series of equity securities of the Company, excluding any issuance of securities convertible into shares of the Company’s capital stock and/or any issuance of equity pursuant to such convertible securities, if issued prior to July 1, 2025.
•Exercise Price: $0.01 per share.
•Expiration: The earlier of November 27, 2034, an IPO, or the closing of an acquisition.

•Repurchase Obligation: 30 days prior to expiration, the Company may be required to purchase the Warrants for the face amount of the Warrants, which was $3.8 million as of December 31, 2024.
In addition, the Company issued common stock warrants in 2016 and 2017 that remain outstanding. As of December 31, 2023 and 2024, warrants to purchase an aggregate of 380,820 shares of Class A common stock were outstanding, with exercise prices ranging from $0.06 to $0.10 per share.
Under the Credit Agreement, the proceeds of the Term Loans are to be used solely (i) to pay off remaining principal and interest relating to prior credit facilities, (ii) for working capital and other general corporate purposes, and (iii) to pay fees and expenses associated with the Term Loans. Interest is charged at a rate that is equal to (A) the Secured Overnight Financing Rate, as defined by the terms of the Credit Agreement, plus (B) 7.25% plus (C) an interest rate period adjustment of up to 0.4%. Interest is payable monthly through maturity. The Company has the option to prepay the Term Loans, in whole or in part, subject to prepayment penalties, provided that any prepayments shall be allocated pro rata between the Term Loans. The Term Loans are collateralized by first priority or equivalent security interests in substantially all the property, rights, and assets of the Company.
The Credit Agreement contains customary affirmative and negative covenants and events of default. Such covenants will, among other things, restrict, subject to certain exceptions, the Company’s ability to (i) incur additional indebtedness, (ii) create, incur, assume, or permit to exist any lien on any property or asset of the Company, (iii) enter into any sale and lease-back transaction, (iv) acquire equity interest and certain investments, (v) engage in certain mergers or consolidations, (vi) make certain dividends or other distributions, (vii) engage in certain transactions with affiliates, and (viii) make changes in the nature of the Company’s business. The Credit Agreement also requires the Company to maintain a minimum loan to revenue ratio and various financial and other customary reporting covenants. If an event of default occurs, the Lenders under the Credit Agreement are entitled to take various actions, including the acceleration of amounts due under the Credit Agreement and all actions permitted to be taken by a secured creditor.
The Company’s outstanding long-term debt consisted of:

	December 31,
	2023			2024
(in thousands)	Principal	Unamortized debt issuance costs	Net	Principal	Unamortized debt issuance costs	Net
Term Loans	$200,000	$(1,818)	$198,182	$250,000	$(5,945)	$244,055
Less: current portion			—			—
Long-term debt, net of current portion			$198,182			$244,055

The total amount of interest cost recognized in relation to the Company’s debt consisted of:

	Year ended December 31,
(in thousands)	2023	2024
Contractual interest expense
Convertible Notes	$6,948	$7,362
Term Loans	25,254	28,800
Amortization of debt discount and issuance costs
Convertible Notes	3,903	4,576
Term Loans	1,227	887
Total interest expense recognized	$37,332	$41,625

As of December 31, 2024, and through the date the consolidated financial statements was available to be issued, the Company was in compliance with all financial debt covenants.
9.    Convertible preferred stock and stockholders’ deficit
Convertible preferred stock
The authorized, issued, and outstanding shares of convertible preferred stock, and liquidation preferences were as follows:

			December 31, 2023 and 2024
(in thousands, except share and per share data)	Issuance date	Shares authorized	Shares issued and outstanding	Original issue price per share	Net carrying value	Aggregate liquidation preference
Series A	June 2015	62,247,999	62,247,999	$0.2525	$15,718	$15,718
Series B	May 2017	49,950,141	49,950,141	0.3183	15,814	15,899
Series C	December 2017	23,169,603	23,169,603	2.1580	49,904	50,000
Series D	April - November 2019	24,431,541	13,844,565	4.9117	67,780	68,000
Series E	April - July 2021	13,887,900	13,887,894	7.2005	99,807	100,000
Series F	May - October 2022	32,051,280	22,980,765	7.8000	179,112	179,250
		205,738,464	186,080,967		$428,135	$428,867

No additional shares of convertible preferred stock were authorized or issued during the years ended December 31, 2023 and 2024.
The significant rights, preferences, and privileges of convertible preferred stock are as follows:
Voting
The holders of convertible preferred stock are entitled to one vote for each share of Class A common stock into which their shares of convertible preferred stock may be converted, and the holders of the convertible preferred stock vote together (no series voting except as discussed below in relation to election of directors) on an as-converted basis.
The holders of record of the Series A, B, and C convertible preferred stock, exclusively and as separate classes, are each entitled to elect one director of the Company for so long as at least 15,558,084, 14,139,087, and 5,792,400 shares of Series A, B, and C convertible preferred stock, respectively, remain outstanding. The holders of Class A and Class B common stock (voting together as a single class) are entitled to elect three directors. The combined holders of outstanding convertible preferred stock and common stock (voting as a single class) are entitled to elect the remaining director.
For so long as at least 33,000,000 shares of convertible preferred stock remain outstanding, holders of convertible preferred stock, voting together as a single class on an as-converted basis, are entitled to certain protective provisions, which require a majority of holders of convertible preferred stock to approve, among other actions, a liquidation event, a change to the rights, powers or preferences of the convertible preferred stock set forth in the certificate of incorporation or bylaws, a change to the number of directors on the Board, and a declaration or payment of any dividend.
In addition, each of the Series A, B, C, D, E, and F convertible preferred stock is entitled to certain protective provisions, which require generally an approval of holders of convertible preferred stock within such series to approve, among other actions, a change to the rights, powers, or preferences of the convertible preferred stock set forth in the certificate of incorporation or bylaws and to increase or decrease the authorized number of shares, in each case, for a specific series.

Dividends
The holders of outstanding convertible preferred stock are entitled to receive non-cumulative dividends, when, as, and if declared by the Board, out of any assets at the time legally available therefore, in an amount equal to 8% of the applicable original issue price per share of such convertible preferred stock in preference and priority to any declaration or payment of a distribution on common stock of the Company in such calendar year. No dividends have been declared or paid by the Board since inception.
Liquidation preference
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the convertible preferred stock are first to receive the greater of (a) their original issue price per share, plus any declared but unpaid dividends or (b) such amount per share as would have been payable had all shares of the given series of convertible preferred stock been converted into common stock. If the available funds are insufficient to permit full payment of each series’ original issue price, the available funds will be distributed ratably in proportion to the respective amounts that would otherwise be payable if all amounts were paid in full. Any remaining available funds after payment to the holders of convertible preferred stock will be distributed to holders of common stock on a pro rata basis in proportion to the number of shares of common stock held.
Conversion
Shares of convertible preferred stock are convertible, at any time and at the option of the holder, into shares of Class A common stock as determined by dividing the original issue price for each series by the applicable conversion price for such series in effect at the date of conversion. Shares of convertible preferred stock automatically convert into shares of common stock upon the closing of an initial public offering; upon a qualified direct listing; or upon the closing of a merger, consolidation, or share exchange with a special purpose acquisition company, provided the aggregate proceeds from such transactions are not less than $150.0 million. As of December 31, 2023 and 2024, the applicable conversion price for all series of convertible preferred stock was equal to the respective original issue price. Accordingly, each share of convertible preferred stock is convertible on a one-to-one basis into a share of Class A common stock.
Antidilution protection
The convertible preferred stock has antidilution protection. If the antidilution protection for the convertible preferred stock is triggered, the conversion price will be subject to a broad-based weighted-average adjustment to reduce dilution.
Redemption
As the shares of convertible preferred stock are redeemable upon a deemed liquidation event and because the Company determined that such a deemed liquidation would be outside of its control, the convertible preferred stock is recorded at issuance date fair value and has elected to present the convertible preferred stock outside of stockholders’ deficit in the convertible preferred stock section of the consolidated balance sheets. During the years ended December 31, 2023 and 2024, the Company did not adjust the carrying value of the convertible preferred stock to the deemed liquidation value of such shares as a deemed liquidation event was not probable of occurring.
Common stock
The Company has two classes of common stock, Class A and Class B. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the common stockholders of the Company. Holders of Class B common stock are entitled to 20 votes per share on all matters to be voted on by common stockholders of the Company. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and is also subject to automatic conversion under certain conditions. Once converted or transferred and converted into shares of Class A common stock, the Class B common stock may not be reissued. The Class A and Class B common stock have identical dividend and liquidation rights. As of December 31, 2024, there were 46,009,564 shares of Class A common stock and 42,957,621 shares of Class B common stock issued and outstanding.
10.    Stock-based compensation
Equity incentive plan
In 2013, the Board adopted the 2013 Equity Incentive Plan (the “2013 Plan”). The 2013 Plan provides for the granting of both incentive stock options and nonstatutory stock options to purchase Class A common stock, stock appreciation rights, restricted stock, and restricted stock units (which will be settled for Class A common stock at vesting) to the Company’s employees, members of its Board and non-employee advisors. As of December 31, 2024, there were 142,046,603 shares of Class A common stock reserved for issuance under the 2013 Plan, of which 1,769,282 shares remained available for grant.
Stock options
Stock options granted under the 2013 Plan vest over the periods determined by the Board, generally four years, and expire no later than ten years after the grant date. In the case of incentive stock options granted to an employee who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of stock, the exercise price shall be no less than 110% of the fair value per share of Class A common stock on the date of the grant. For incentive stock options granted to any other employee, the per share exercise price shall be no less than 100% of the fair value per share of Class A common stock on the date of grant.
The terms of the 2013 Plan permit certain employees to exercise stock options granted prior to vesting, subject to required approvals.
A summary of stock option activity under the 2013 Plan for 2023 and 2024 is as follows:

	Number of stock options outstanding	Weighted-average exercise price per share	Weighted-average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Balances as of January 1, 2023	43,043,040	$0.80	6.3	$109,701
Granted	—	—
Exercised	(1,387,378)	0.77
Forfeited, canceled, or expired	(73,125)	0.79
Balances as of December 31, 2023	41,582,537	$0.80	5.6	$97,617
Granted	—	—
Exercised	(862,842)	0.73
Forfeited, canceled, or expired	(176,664)	0.76
Balances as of December 31, 2024	40,543,031	$0.80	4.5	$125,107

Vested and exercisable as of December 31, 2024	19,712,970	$0.78	2.8	$61,367

Stock option valuation assumptions
The Company determined the valuation assumptions used in the Black-Scholes option pricing model as follows:
1.Fair value of common stock - Given the absence of a public trading market, the Board considered numerous objective and subjective factors to determine the fair value of common stock at each meeting at which awards were approved. These factors included, but were not limited to, (i) contemporaneous third-party valuations of common stock; (ii) the rights and preferences of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments of the business; and (v) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions.
2.Expected term - The expected term represents the period that stock-based awards are expected to be outstanding. The Company did not have sufficient historical information to develop reasonable expectations about future exercise behavior; therefore, the expected term for options issued to employees was calculated using the simplified method that takes into consideration the vesting and contractual periods of the stock option granted.
3.Expected volatility - The expected stock price volatility of common stock was derived from historical volatilities of a peer group of similar publicly traded companies over a period that approximates the expected term of the stock option.
4.Risk-free interest rate - The risk-free rate was based on the yield available on U.S. Treasury zero-coupon issues with a term that approximates the expected term of the stock option.
5.Expected dividends - The expected dividend yield was 0% as the Company has not paid, and does not expect to pay, dividends.
The Company did not grant any stock options in 2023 and 2024. The aggregate intrinsic value of options exercised during the years ended December 31, 2023 and 2024 was $3.6 million and $2.5 million, respectively.
Performance stock options
In March 2021, the Company granted options to purchase an aggregate of 20,645,724 shares of Class A common stock (the “2021 CEO Performance Option”) to its co-founder and Chief Executive Officer (the “CEO”). The award was granted with a service-based vesting condition, a liquidity event-based vesting condition, and a market-based vesting condition. The service-based vesting condition is achieved over four consecutive annual periods following the grant date, subject to the CEO’s continuous service to the Company as CEO. The liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. The market-based vesting condition will be achieved if the value of the Company’s common stock following this offering exceeds certain multiples of the Company’s fair value at the grant date. In early 2025, the Company amended the 2021 CEO Performance Option. See Note 14 “Subsequent events” for additional information on the amendment. The following description of the estimated fair value of the 2021 CEO Performance Option is as of December 31, 2024, prior to this amendment.
The Company estimated the fair value of the performance stock options using a Monte Carlo simulation, which incorporates the market-based vesting condition into the grant-date fair value. The Company estimates the expected term based on a future exercise assumption. The weighted-average derived service period for the performance stock options is 5.2 years. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes. The expected stock price volatility of Class A common stock was derived from historical volatilities of a peer group of similar publicly traded companies over a period that approximates the expected term of the performance stock options. The following assumptions were used to estimate the fair value of these awards:

December 31, 2021
Expected volatility	68.0%
Risk-free rate	1.5%
Expected dividend yield	—
Fair value of Class A common stock	$2.22

The Company will recognize total stock-based compensation expense of $17.2 million over the requisite service period of each tranche using the accelerated attribution method, which results in recognition of expense on a graded-vesting basis, with each vesting tranche amortized separately over its respective service period.
As of December 31, 2024, total unrecognized compensation expense related to unvested employee and non-employee stock options was approximately $17.4 million, which the Company expects to recognize over a weighted-average time period of 0.2 years.
Restricted stock units
RSUs vest upon the achievement of both service-based vesting conditions and liquidity event-based vesting conditions (a qualifying public offering or change in control) on or before the grant expiration date. RSUs expire seven years after the date of grant. During the years ended December 31, 2023 and 2024, the Company did not record stock-based compensation expense related to these RSUs as the liquidity event-based vesting condition had not been met and was deemed not probable of being met.
The following table summarizes the RSU activity for 2023 and 2024:

	RSUs outstanding	Weighted-average grant date fair value per share
Unvested and outstanding as of January 1, 2023	41,514,404	$3.49
Granted	14,417,087	3.35
Canceled	(6,123,385)	4.15
Unvested and outstanding as of December 31, 2023	49,808,106	$3.14
Granted	23,450,436	3.78
Canceled	(3,114,490)	3.65
Unvested and outstanding as December 31, 2024	70,144,052	$3.33

As of December 31, 2024, there was a total of $233.8 million in unrecognized stock-based compensation expense related to outstanding RSUs that have not yet met both their service-based vesting conditions and liquidity event-based vesting conditions. If the likelihood of achieving a liquidity event had been considered probable as of December 31, 2023 and December 31, 2024, the Company would have cumulatively recognized $84.6 million and $136.3 million, respectively, of stock-based compensation expense for all RSUs with a liquidity event-based vesting condition that had fully or partially satisfied the service-based vesting condition on that date.
Performance RSUs
On November 14, 2024, the Company granted a performance-based RSU award of 641,026 shares to an executive (the “2024 PRSUs”). This award was granted with a service-based vesting condition, a liquidity event-based vesting condition, and a market-based vesting condition. The service-based vesting condition is achieved in quarterly installments over a two-year period, subject to the executive’s continuous service to the Company following satisfaction of the market-based vesting condition. The liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. The market-based vesting condition will be achieved if the value of Class A common stock following this offering exceeds a certain stock price goal. In early 2025, the Company amended the 2024 PRSUs. See Note 14 “Subsequent events” for additional information on this amendment. The following description of the estimated fair value of the 2024 PRSUs is as of December 31, 2024, prior to this amendment.
The Company estimated the fair value of the 2024 PRSUs using a Monte Carlo simulation. The weighted-average derived service period for the 2024 PRSUs is 4.1 years. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes. The expected stock price volatility was derived from a leverage-adjusted peer volatility estimate, based on historical volatilities of comparable companies within the same industry and capital structure.
The following assumptions were used to estimate the fair value of these awards:

December 31, 2024
Expected volatility	60.9%
Risk-free rate	4.3%
Expected dividend yield	—

The Company will recognize total stock-based compensation expense of $1.4 million over the requisite service period of each tranche, using the accelerated attribution method. However, as the RSU award liquidity events or a corporate transaction are not deemed probable until consummated, all stock-based compensation costs related to these PRSUs will remain unrecognized until such an event occurs.
Promissory notes
Certain employees, including executives and members of the Board, Early Exercised outstanding options by borrowing the exercise price from Motive, and issuing full recourse promissory notes in return. The promissory notes were issued with a term of seven or ten years and an interest rate equal to the applicable federal interest rate in the month the promissory notes were issued. On March 28, 2022, the Company amended the terms of the promissory notes for three employees. The amendment required them to pay accrued and unpaid interest on the notes up to that date, while also changing the repayment deadline to December 31, 2024, and adjusting the interest rate to 0.97%. Additionally, the Company further amended the terms of the promissory notes for the same three employees on November 30, 2024, requiring the payment of accrued and unpaid interest up to that date, with the repayment deadline extended to March 23, 2028, and the interest rate adjusted to 3.7%.
As of December 31, 2023 and 2024, promissory notes remained outstanding related to the Early Exercise of options of 12,302,033 shares of Class A common stock.
Repurchase of Class A common stock
During 2023, the Company repurchased 206,750 shares of Class A common stock from its stockholders, for an aggregate payment of $0.7 million. The fair value of repurchased Class A common stock of $0.7 million was recorded to accumulated deficit in the consolidated balance sheets. The repurchase price exceeded the fair value of Class A common stock and, as such, the Company recorded additional stock-based compensation expense, which is included in sales and marketing and research and development expenses. All repurchased Class A common stock were retired and are no longer outstanding.
During 2024, the Company repurchased 174,687 shares of Class A common stock from its stockholders, for an aggregate payment of $0.5 million. The fair value of repurchased Class A common stock of $0.5 million was recorded to accumulated deficit in the consolidated balance sheets. The repurchase price did not exceed the fair value of Class A common stock, and as such, no additional stock-based compensation expense was recognized. All repurchased shares of Class A common stock were retired and are no longer outstanding.
Stock-based compensation expense
Stock-based compensation expense, including Class A common stock issued upon Early Exercise of stock options in exchange for the issuance of full recourse promissory notes as discussed above, was as follows:

	Year ended December 31,
(in thousands)	2023	2024
Cost of revenue	$1	$—
Sales and marketing	403	100
Research and development	1,066	—
General and administrative	1,295	1,080
Total stock-based compensation expense(1)	$2,765	$1,180

(1)For each of the years ended December 31, 2023 and 2024, the Company capitalized $0.1 million in stock-based compensation expense for internal-use software development costs. The research and development stock-based compensation amounts are presented net of the capitalized costs.
11.    Income taxes
Loss before income taxes consisted of the following:

	Year ended December 31,
(in thousands)	2023	2024
United States	$(110,793)	$(156,417)
Other	2,628	4,184
Loss before income taxes	$(108,165)	$(152,233)

The components of the provision for income taxes consisted of the following:

	Year ended December 31,
(in thousands)	2023	2024
Current
Federal	$—	$—
State	281	173
Foreign	425	599
Total current tax expense	706	772
Deferred
Federal	—	—
State	—	—
Foreign	(104)	(20)
Total deferred tax expense	(104)	(20)
Provision for income taxes	$602	$752

A reconciliation of the income tax at the U.S. federal statutory tax rate to the Company’s effective tax rate is as follows:

	Year ended December 31,
	2023	2024
Income tax at U.S. federal statutory rate	21.0%	21.0%
Change in valuation allowance	(20.8)%	(24.8)%
Convertible preferred stock	0.2%	(1.7)%
Research and development tax credits	0.6%	2.3%
State tax, net of federal tax effect	(1.4)%	3.2%
Stock-based compensation	(0.4)%	—%
Foreign income tax rate differential	0.1%	—%
Other	0.1%	(0.5)%
Effective tax rate	(0.6)%	(0.5)%

For 2024, the difference in the Company’s effective tax rate and the U.S. federal statutory tax rate was primarily due to the Company’s full valuation allowance on its U.S. deferred tax assets.
The Company’s deferred tax assets and liabilities were related to the following:

	December 31,
(in thousands)	2023	2024
Deferred tax assets:
Net operating loss carryforward	$104,318	$110,479
Tax credit carryforward	16,056	19,262
Capitalized research and development	34,981	47,232
Accrued expenses and reserves	4,315	5,712
Operating lease liabilities	3,423	1,511
Deferred revenue	38,406	58,765
Interest expense carryforward	9,146	15,377
Other	957	1,063
Total deferred tax assets	211,602	259,401
Deferred tax liabilities:
Property and equipment, net	(2,493)	(1,703)
Operating lease right-of-use assets	(1,669)	(862)
Deferred commissions	(10,938)	(13,799)
Deferred device costs	(43,323)	(52,354)
Other	(1,846)	(1,492)
Total deferred tax liabilities	(60,269)	(70,210)
Valuation allowance	(151,213)	(189,056)
Net deferred tax assets	$120	$135

The Company regularly assesses the need for a valuation allowance against its deferred tax assets each quarter. In making that assessment, the Company considers both positive and negative evidence in the various jurisdictions in which it operates related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2024, based on all available positive and negative evidence, primarily due to current year and cumulative losses, which is objective and verifiable, the Company has concluded that it is not more likely than not that its U.S. federal and state deferred tax assets will be realizable and thus maintains a full valuation allowance. The valuation allowance increased by $22.5 million and $37.8 million for 2023 and 2024, respectively.
The Company’s policy with respect to its undistributed foreign subsidiaries’ earnings is to consider those earnings to be indefinitely reinvested. The Company has not provided for the tax effect, if any, of limited outside basis differences of its foreign subsidiaries. The determination of the future tax consequences of the remittance of these earnings is not practicable.
As of December 31, 2024, the Company had approximately $434.8 million of federal and $350.4 million of state net operating loss carryforwards available to offset future taxable income. If not utilized, these carryforward losses will begin to expire in various amounts for federal and state tax purposes beginning in 2033 and 2025, respectively. As of December 31, 2024, the Company had approximately $17.2 million of U.S. federal research and development credits, $0.4 million of Canada research and development credits, and $10.3 million of U.S. state research and development credits. If not utilized, these credit carryforwards will begin to expire in 2033.
Utilization of the net operating loss carryforwards and credits may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (the “Code”), and similar state provisions. The Company determined ownership changes, as defined under Sections 382 and 383 of the Code, occurred in the second quarter of 2015 and the second quarter of 2019 which resulted in annual limitations for net operating loss carryforwards and credits generated prior to each respective ownership change. As a result of the annual limitations, the Company determined an immaterial amount of net operating loss carryforwards and credits may expire before they can be utilized.
A reconciliation of the Company’s unrecognized tax benefits is as follows:

	Year ended December 31,
(in thousands)	2023	2024
Beginning balance	$5,743	$5,871
Gross increases related to prior period tax positions	—	—
Gross decreases related to prior period tax positions	(1,273)	(146)
Gross increases related to current period tax positions	1,401	1,271
Ending balance	$5,871	$6,996

The Company had unrecognized income tax benefits of $5.9 million and $7.0 million as of December 31, 2023 and 2024, respectively. As of December 31, 2024, the unrecognized tax benefits, if recognized, would not impact the effective tax rate. The Company’s policy is to classify interest and penalties associated with unrecognized tax benefits as part of the provision for income taxes. The Company has not recorded any such interest or penalties during the years ended December 31, 2023 and 2024. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.
The Company files income tax returns in the U.S. federal, state and foreign jurisdictions that remain open to examination. Due to U.S. net operating losses and tax credits carried forward, all tax years remain open to examination by the U.S. federal and state taxing authorities. For foreign jurisdictions, tax years ending on or after June 30, 2019 remain open to examination. The Company is not currently under income tax examination for any issues that would result in a material adjustment to the consolidated financial statements.
On August 16, 2022, the Inflation Reduction Act was signed into law in the United States. The provisions include the new Corporate Alternative Minimum Tax, an excise tax on stock buybacks, and significant tax incentives for energy and climate initiatives, all effective for tax years beginning from January 1, 2023. The provisions did not have an impact for the Company.
On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law in the United States. The provisions include modifications to the capitalization of domestic research and development expenses, limitations on deductions for interest expense, and accelerated fixed asset depreciation. The Company is evaluating the impact of OBBBA.
12.    Net loss per share, basic and diluted
The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders. The net loss per share information is presented on a combined basis for both Class A and Class B common stock, as both classes of common shares have identical rights to dividends and liquidation. The calculation is as follows:

	Year ended December 31,
(in thousands, except share and per share data)	2023	2024
Numerator:
Net loss	$(108,767)	$(152,985)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	87,652,608	88,525,717
Net loss per share attributable to common stockholders, basic and diluted	$(1.24)	$(1.73)

The following table presents potentially dilutive securities that were excluded from the computation of diluted net loss per share for the periods presented because the impact of including them would have been antidilutive:

	Year ended December 31,
	2023	2024
Convertible preferred stock	186,080,967	186,080,967
Stock options	25,360,897	24,321,391
Common stock warrants	380,820	380,820
Convertible notes	30,482,724	32,996,065
Promissory notes	12,302,033	12,302,033
Total antidilutive securities	254,607,441	256,081,276

The following table presents contingently issuable shares that were excluded from the computation of basic and diluted net loss per share:

	Year ended December 31,
	2023	2024
RSUs	49,808,106	70,144,052
Performance stock options	20,645,724	20,645,724
Preferred warrants(1)	—	964,010
Total contingently issuable shares excluded from basic and diluted net loss per share	70,453,830	91,753,786

(1)Preferred stock warrants were issued in November 2024 to purchase a total of $3.8 million of preferred stock. The number of shares is equal to $3.8 million divided by the Applicable Preferred Price. As the Applicable Preferred Stock has not been determined as of December 31, 2024, the Company estimated the number of shares using the most recent valuation of its common stock, which was $3.89.
13.    Segment, revenue, and geographic information
The Company has determined that it has a single operating and reporting segment. The Chief Executive Officer serves as the CODM. The CODM evaluates the Company’s performance and makes resource allocation decisions based on consolidated financial information, including net income (loss), which represents the Company’s key measure of profitability. Net income (loss) is regularly reviewed by the CODM in assessing performance through budget-to-actual analyses, profitability reviews, and strategic resource allocation decisions, including reinvestment, operational priorities, and evaluation of potential acquisitions or expansion opportunities. Segment asset information is not used by the CODM to allocate resources.
The Company’s single segment provides a subscription-based platform that integrates hardware and cloud software to assist customers with driver safety, fleet management, equipment monitoring products, as well as cost management solutions through the Company’s Spend Management product.
The following table presents segment revenue, segment expenses, and net loss for the periods presented:

	Year ended December 31,
(in thousands)	2023	2024
Revenue	$310,309	$370,450
Segment expenses
Subscription-related cost of revenue(1)	19,168	21,169
Hardware-related cost of revenue(2)	58,916	76,904
Customer support and other cost of revenue	13,077	13,828
Sales and marketing	139,609	180,083
Research and development	94,369	98,716
General and administrative	62,951	63,013
Litigation expenses(3)	—	24,443
Legal settlement	1,800	4,201
Operating lease impairment and abandonment	7,433	—
Restructuring	2,188	—
Other expense, net	18,963	40,326
Provision for income taxes	602	752
Net loss	$(108,767)	$(152,985)

(1)Subscription-related cost of revenue primarily includes software hosting-related and data network expenses.
(2)Hardware-related cost of revenue primarily includes amortization of deferred device costs.
(3)Litigation expenses primarily include litigation fees related to certain patent infringement, trade secret misappropriation, and other claims made against the Company, which were outside of the ordinary course of business. See Note 6 “Commitments and contingencies” and Note 14 “Subsequent events” for further details on certain of these cases.
Revenue by geographic area
Revenue disaggregated by geographic area, based on the customers’ location, was as follows:

	Year ended December 31,
(in thousands)	2023	2024
United States	$283,249	$336,852
Other	27,060	33,598
Total revenue	$310,309	$370,450

Long-lived assets by geographic area
Long-lived assets by major geographic area were as follows:

	Year ended December 31,
(in thousands)	2023	2024
United States	$17,580	$12,637
Other	4,616	5,528
Total long-lived assets, net	$22,196	$18,165

14.    Subsequent events
The Company has evaluated subsequent events through October 14, 2025, the date the financial statements were available to be issued, and has determined that the following subsequent events require disclosure in the financial statements.
Performance stock options
On April 9, 2025, the Company amended the 2021 CEO Performance Option (the “Option Amendment”). Also on April 9, 2025, a total of 11,797,556 shares of Class A common stock subject to the 2021 CEO Performance Option were cancelled. Pursuant to the Option Amendment, for the remaining 8,848,168 shares of Class A common stock subject to the 2021 CEO Performance Option, the performance period end date was extended to the 10th anniversary of the date of grant, the service-based vesting condition was revised such that it will be satisfied so long as the CEO remains in service as the CEO on the date that the market-based vesting condition is achieved, and the post-termination exercise period was extended to the 10th anniversary of the date of the grant in the event of the CEO’s termination without cause. Because the 2021 CEO Performance Option, as amended by the Option Amendment, is still subject to both a liquidity event-based vesting condition and a market-based vesting condition, and such conditions are not deemed probable until consummated, all stock-based compensation costs will remain unrecognized until such an event occurs.
On May 15, 2025, the Company amended the 2024 PRSUs. Pursuant to the amendment, the service-based vesting condition was revised such that it will be satisfied so long as the executive remains in service on the date that the market-based vesting condition is achieved.
Convertible securities financing
On May 20, 2025, the Company completed an initial closing of a convertible securities financing raising $117.8 million in cash out of a total available of $150.0 million, led by affiliated funds of an existing investor, as well as other existing investors (the “2025 Convertible Securities Financing”). The remaining $32.2 million closed in July 2025, bringing the total proceeds to $150.0 million. The convertible securities are convertible into an applicable series of capital stock upon the earlier to occur of a qualified public offering, a deemed liquidation event, an event of default under which the majority of the investors elect conversion, any voluntary or involuntary liquidation, dissolution or winding up of the Company that is not a deemed liquidation event, or May 20, 2032.
In the event of a qualified public offering conversion, the applicable series of capital stock is Class A common stock, and the convertible securities will be converted into the number of shares obtained by multiplying 1.8 by the purchase amount and dividing that balance by the price per share at which Class A common stock is issued to the public in a qualified public offering. For all other conversion events, the applicable series of capital stock is a new series of convertible preferred stock reflecting the terms of either the most recently consummated equity financing of at least $50.0 million or the then-most senior convertible preferred stock of the Company. For these other conversion events, the convertible securities will be converted into the number of shares obtained by multiplying 1.8 by the purchase amount and dividing that balance by the price per share to be received in a deemed liquidation event or, for all other conversion events, the lowest price per share at which the Company issued convertible preferred stock of the Company upon which the applicable securities is based. The convertible securities may also become due and payable upon certain events of default or at the election of the Company under certain specified conditions.
Beginning on the 12-month anniversary of the applicable issuance date of a convertible security, such convertible security will accrue a yield at a rate of 18% per annum, but the convertible securities are also subject to a guaranteed minimum yield of 1.8 multiplied by the purchase amount of each convertible security.
Warrant amendment
On May 20, 2025, the Company amended the Warrants in connection with the 2025 Convertible Securities Financing (as defined and described above) by increasing the amount the Company may be required to pay to repurchase the Warrants from $3.8 million to $4.5 million. All other terms of the Warrants agreement remained unchanged.
International Trade Commission investigation
On September 8, 2025, the Administrative Law Judge in the ITC Investigation filed a Notice of Initial Determination finding no violation by the Company of section 337.

               shares
Class A common stock
Preliminary prospectus

J.P. Morgan	Citigroup	Barclays	Jefferies
          , 2025

Part II
Information not required in prospectus
Item 13. Other expenses of issuance and distribution.
The following table sets forth all costs and expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with the sale of the Registrant’s Class A common stock being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the exchange listing fee:

Amount paid or to be paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*To be provided by amendment.
Item 14. Indemnification of directors and officers.
Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).
As permitted by the DGCL, the Registrant’s amended and restated certificate of incorporation to be effective upon the closing of this offering contains provisions that eliminate the personal liability of its directors and officers for monetary damages for any breach of fiduciary duties as a director or officer, except liability for the following:
▪any breach of the director’s or officers’ duty of loyalty to the Registrant or its stockholders;
▪acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
▪under Section 174 of the DGCL (regarding unlawful dividends and stock purchases);
▪any transaction from which the director or officer derived an improper personal benefit; and
▪with respect to officers, any action by or in the right of the corporation.
As permitted by the DGCL, the Registrant’s amended and restated bylaws to be effective upon the closing of this offering, provide that:
▪the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;
▪the Registrant may indemnify its other employees and agents as set forth in the DGCL;

▪the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and
▪the rights conferred in the amended and restated bylaws are not exclusive.
Prior to closing of this offering, the Registrant intends to enter into indemnification agreements with each of its then-current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in its amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. The indemnification provisions in its amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the directors and executive officers for liabilities arising under the Securities Act.
The Registrant currently carries liability insurance for its directors and officers.
Certain of the Registrant’s directors are also indemnified by their employers with regard to service on the Registrant’s board of directors.
In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.
Item 15. Recent sales of unregistered securities.
Since October 14, 2022, the Registrant has issued and sold the following securities:
▪In May and July 2025, the Registrant issued convertible securities to accredited investors in an aggregate principal amount of $150.0 million.
▪In May and July 2025, the Registrant issued 90,116,424 shares of senior convertible preferred stock to accredited investors in exchange for the same number and series of shares of its convertible preferred stock exchanged by such accredited investors in connection with the offering of convertible securities.
▪In November 2024, the Registrant issued warrants to accredited investors to purchase an aggregate number of shares of the Registrant’s convertible preferred stock to be issued in a future equity financing equal to $4.5 million divided by the price per share of such convertible preferred stock at an exercise price of $0.01 per share.
▪In October 2022, the Registrant issued 1,025,641 shares of its Series F convertible preferred stock to an accredited investor at a purchase price of $7.80 per share for an aggregate purchase price of approximately $8.0 million.
▪The Registrant granted to its directors, officers, employees, consultants, and other service providers an aggregate of 66,111,053 restricted stock units to be settled in shares of its Class A common stock under the 2013 Plan.
Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.
Item 16. Exhibits and financial statement schedules.
(a)Exhibits.

Exhibit Number	Description of document
1.1*	Form of Underwriting Agreement.
3.1**	Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect immediately prior to the closing of this offering.
3.3**	Bylaws of the Registrant, as amended and currently in effect.
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect immediately prior to the closing of this offering.
4.1*	Form of Class A Common Stock certificate of the Registrant.
4.2**	Amended and Restated Investors’ Rights Agreement among the Registrant and certain holders of its capital stock, dated May 20, 2025.
4.3**	Form of Amended and Restated Convertible Security between the Registrant and each of the purchasers signatory thereto.
4.4**	Form of Convertible Security between the Registrant and each of the purchasers signatory thereto.
4.5**	Warrant to Purchase Common Stock, dated February 5, 2016.
4.6**	Warrant to Purchase Common Stock, dated August 4, 2017.
5.1*	Opinion of Fenwick & West LLP.
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2**	The Registrant’s Amended and Restated 2013 Equity Incentive Plan and related form agreements.
10.3*	The Registrant’s 2025 Equity Incentive Plan and related form agreements.
10.4*	The Registrant’s 2025 Employee Stock Purchase Plan and related form agreements.
10.5**	Offer Letter between the Registrant and Adam Block, dated October 24, 2022.
10.6**	Offer Letter between the Registrant and Shu White, dated October 9, 2020.
10.7*	Form of Change of Control and Severance Agreement between the Registrant and each of its named executive officers.
10.8**	Office Sublease, between the Registrant and X Corp., dated July 14, 2025.
10.9*	Credit Agreement among the Registrant and the agents and lenders party thereto, dated April 8, 2021, and the amendments, waivers, and consents thereto.
10.10**	Stock Exchange Agreement between the Registrant and Shoaib Makani, dated April 12, 2022.
21.1	List of Subsidiaries of the Registrant.
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included in the signature page to this Registration Statement on Form S-1).
99.1	Consent of Virginia Polytechnic Institute and State University.
99.2	Consent of TechInsights Inc.
107*	Filing Fee Table.
*To be filed by amendment.
**    Previously filed.

(b)Financial statement schedules.
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.
Item 17. Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(a)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(b)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the                 day of                 , 2025.

MOTIVE TECHNOLOGIES, INC.

By:
Shoaib Makani
Chief Executive Officer
Power of attorney
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Shoaib Makani and Chirag Shah, and each of them, as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2025
Shoaib Makani

	Chief Financial Officer (Principal Financial Officer)	, 2025
Chirag Shah

	Chief Accounting Officer (Principal Accounting Officer)	, 2025
Derek Mernagh

	Director	, 2025
Dana Evan

	Director	, 2025
Ilya Fushman

	Director	, 2025
Obaid Khan

	Director	, 2025
Alexander Niehenke

	Director	, 2025
Aaron Schildkrout

	Director	, 2025
Margaret C. Whitman